Filed pursuant to Rule 424(b)(3)

Registration No. 333-189930

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Home BancShares, Inc., which we refer to as “HBI,” and Liberty Bancshares, Inc., which we refer to as “LBI,” have entered into that certain Agreement and Plan of Merger dated June 25, 2013 (which we refer to sometimes as the “Merger Agreement”), which provides for the combination of the two companies. Under the Merger Agreement, a wholly owned subsidiary of HBI will merge with and into LBI, with LBI remaining as the surviving entity and thereby becoming a wholly owned subsidiary of HBI (which transaction we refer to as the “merger”). Liberty Bank of Arkansas, a wholly owned subsidiary of LBI which we refer to as “Liberty Bank,” will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Centennial Bank, a subsidiary of HBI (we refer to the two mergers together as the “mergers”).

Before we complete the merger, the shareholders of LBI must approve the Merger Agreement. A special meeting of LBI shareholders will be held on October 23, 2013 for that purpose. HBI shareholders must approve the issuance of the shares of HBI common stock in connection with the merger pursuant to the requirements of The NASDAQ Stock Market. A special meeting of HBI shareholders will be held on October 23, 2013 for that purpose.

Under the terms of the Merger Agreement, the aggregate merger consideration payable by HBI will consist of (i) $30,000,000 in cash (subject to adjustment in certain circumstances) and (ii) shares of HBI common stock with a total value of $250,000,000. On a per-share basis and based on 1,174,966 outstanding shares of LBI common stock (the number outstanding on the day the merger was announced), each share of LBI common stock will be exchanged in the merger for consideration valued at approximately $238.30, consisting of a combination of (i) cash in the amount of approximately $25.53 and (ii) shares of HBI common stock with a total value of approximately $212.77. The number of shares of HBI common stock issuable for each share of LBI common stock will not be determined until the effective time of the merger, and will be based on the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, as set forth in more detail in the Merger Agreement and described in this joint proxy statement/prospectus. We expect the mergers, taken together, to be a tax-free transaction for LBI shareholders, to the extent they receive HBI common stock for their shares of LBI common stock.

The market price of HBI common stock will fluctuate before the merger. You should obtain a current stock price quotation for HBI common stock. HBI common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

If the 20-day average closing price of the HBI common stock as of the closing date of the merger is equal to or greater than $28.525 (subject to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), the number of shares of HBI common stock to be issued to LBI shareholders in connection with the merger will be 8,764,242 shares. In addition, if the 20-day average closing price of the HBI common stock as of the closing date of the merger is less than $17.115 (subject to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), then either party has the option to terminate the Merger Agreement.

LBI’s board of directors has unanimously determined that the combination of LBI and HBI is in the best interests of LBI shareholders based upon its analysis, investigation and deliberation, and LBI’s board of directors unanimously recommends that the LBI shareholders vote “FOR” the approval of the Merger Agreement and “FOR” the approval of the other LBI proposal described in this joint proxy statement/prospectus.

The HBI board of directors has also unanimously determined that the combination of HBI and LBI is in the best interests of HBI shareholders based upon its analysis, investigation and deliberation, and the HBI board of directors unanimously recommends that the HBI shareholders vote “FOR” the issuance of shares of HBI common stock in connection with the merger and “FOR” the approval of the other HBI proposal described in this joint proxy statement/prospectus.

You should read this entire joint proxy statement/prospectus, including the appendices and the documents incorporated by reference into the document, carefully because it contains important information about the merger and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 14.

The shares of HBI common stock to be issued to LBI shareholders in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this joint proxy statement/prospectus or the HBI common stock to be issued in the merger, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated September 27, 2013, and is first being mailed to the shareholders of HBI and LBI on or about September 30, 2013.

HOME BANCSHARES, INC.

719 Harkrider Street, Suite 100

Conway, Arkansas 72032

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 23, 2013

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Home BancShares, Inc. (“HBI”) will be held at HBI’s principal executive offices located at 719 Harkrider Street, Suite 100, Conway, Arkansas, at 10:00 a.m. Central Time, on October 23, 2013, for the following purposes:

1.	To approve the issuance of shares of HBI common stock in the merger of a to-be-formed wholly owned subsidiary of HBI with and into Liberty Bancshares, Inc., an Arkansas corporation (“LBI”), which will result in LBI becoming a wholly owned subsidiary of HBI.

2.	To approve one or more adjournments of the HBI special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the issuance of HBI common stock in the merger.

HBI will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of such meeting.

The approval by HBI’s shareholders of the share issuance proposal is required for the completion of the merger described in the attached joint proxy statement/prospectus.

All shareholders are invited to attend the special meeting. Only those shareholders of record at the close of business on September 26, 2013, will be entitled to notice of the special meeting and to vote at the special meeting.

Please refer to the attached joint proxy statement/prospectus with respect to the business to be transacted at the special meeting of HBI shareholders.

Your vote is very important. To ensure your representation at the HBI special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the HBI special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the HBI special meeting.

The HBI board of directors unanimously recommends that you vote “FOR” each of the HBI proposals.

By Order of the Board of Directors

C. Randall Sims
Chief Executive Officer

September 27, 2013

LIBERTY BANCSHARES, INC.

2901 East Highland Drive

Jonesboro, Arkansas 72401

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 23, 2013

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Liberty Bancshares, Inc. (“LBI”) will be held at LBI’s principal executive offices located at 2901 East Highland Drive, Jonesboro, Arkansas, at 4:00 p.m. Central Time, on October 23, 2013, for the following purposes:

1.	To approve the Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 25, 2013, by and among Home BancShares, Inc., Centennial Bank, LBI, Liberty Bank of Arkansas and Acquisition Sub (the “Merger Proposal”).

2.	To approve one or more adjournments of the LBI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “LBI Adjournment Proposal”).

LBI will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of such meeting.

The Merger Proposal is described in more detail in the attached joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the Merger Agreement is attached as Appendix A to the joint proxy statement/prospectus.

LBI’s board of directors has set September 26, 2013, as the record date for the LBI special meeting. All holders of record of LBI common stock at the close of business on the record date will be notified of the special meeting. Only holders of record of LBI common stock at the close of business on September 26, 2013, will be entitled to vote at the LBI special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the LBI special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of LBI common stock.

Your vote is very important. To ensure your representation at the LBI special meeting, please complete and return the enclosed proxy card. Please vote promptly whether or not you expect to attend the LBI special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the LBI special meeting.

LBI’s board of directors has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Merger Proposal and “FOR” the LBI Adjournment Proposal.

By Order of the Board of Directors

Wallace W. Fowler
Chairman and Chief Executive Officer

September 27, 2013

WHERE YOU CAN FIND MORE

INFORMATION

HBI files annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that HBI files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, HBI files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from HBI by accessing HBI’s website at www.homebancshares.com under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Home BancShares, Inc., Attention: Corporate Secretary, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032.

HBI has filed a registration statement on Form S-4 to register with the SEC up to 14,607,069 shares of HBI common stock (the number of shares has been calculated based on an average closing price of HBI common stock of $17.115 which is the lowest stock price listed on the chart on page 8). This joint proxy statement/prospectus is a part of that registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates important business and financial information about HBI and LBI that is not included in or delivered with this joint proxy statement/prospectus, including incorporating by reference documents that HBI has previously filed with the SEC. These documents contain important information about the HBI and its financial condition. See “Documents Incorporated by Reference” on page 138. These documents are available without charge to you upon written or oral request to HBI’s principal executive offices. The address and telephone number of such principal executive office is listed below:

Home BancShares, Inc.

719 Harkrider Street, Suite 100

Conway, Arkansas 72032

Attention: Corporate Secretary

(501) 328-4770

To obtain timely delivery of these documents, you must request the information no later than October 9, 2013, in order to receive them before HBI’s special meeting of shareholders and no later than October 9, 2013, in order to receive them before LBI’s special meeting of shareholders.

HBI common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

i

Appendix A	Agreement and Plan of Merger dated as of June 25, 2013, by and among Home BancShares, Inc., Centennial Bank, Liberty Bancshares, Inc., Liberty Bank of Arkansas, and Acquisition Sub
Appendix B	Opinion of Raymond James & Associates, Inc.
Appendix C	Opinion of Sheshunoff & Co. Investment Banking
Appendix D	Ark. Code Ann. § 4-27-1301, et seq., regarding Dissenters’ Rights

ii

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the merger and the shareholder special meetings. They may not include all the information that is important to the shareholders of HBI and LBI. Shareholders of HBI and shareholders of LBI should each read this entire joint proxy statement/prospectus carefully, including the appendices and other documents referred to in this joint proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	HBI is sending these materials to its shareholders to help them decide how to vote their shares of HBI common stock with respect to the issuance of HBI common stock in the merger and the other matters to be considered at the HBI special meeting described below. Because HBI may issue shares of common stock in the merger in an amount in excess of 20% of HBI’s total outstanding shares, shareholder approval of the issuance of such shares is required under applicable NASDAQ Listing Rules.

LBI is sending these materials to its shareholders to help them decide how to vote their shares of LBI common stock with respect to the proposed merger and the other matters to be considered at the LBI special meeting described below.

The merger cannot be completed unless LBI shareholders approve the Merger Agreement and HBI shareholders approve the issuance of HBI common stock in the merger. LBI is holding a special meeting of shareholders to vote on the Merger Agreement as described in “LBI Special Meeting of Shareholders.” HBI is holding a special meeting of shareholders to vote on the issuance of HBI common stock in the merger as described in “HBI Special Meeting of Shareholders.” Information about these special meetings and the merger is contained in this joint proxy statement/prospectus.

This joint proxy statement/prospectus constitutes a proxy statement and a prospectus of HBI and a proxy statement of LBI. It is a joint proxy statement because the boards of directors of both companies are soliciting proxies from their respective shareholders. It is a prospectus because HBI will issue shares of its common stock in exchange for shares of LBI common stock in the merger.

Q:	What will LBI shareholders receive in the merger?

A:	Under the terms of the Merger Agreement, LBI shareholders will receive their pro rata share of the total consideration, which consists of (i) $30,000,000 in cash (subject to adjustment in certain circumstances), and (ii) shares of HBI common stock that, valued at the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, will have a total value of $250,000,000, but in no case will less than 8,764,242 shares of HBI common stock be issued.

Q:	What will an LBI shareholder receive for each share of LBI common stock?

A:	Based on 1,174,966 outstanding shares of LBI common stock (the number outstanding on the day the Merger Agreement was signed), each share of LBI common stock will be exchanged in the merger for consideration valued at approximately $238.30, consisting of a combination of (i) cash in the amount of approximately $25.53 and (ii) shares of HBI common stock with a total value of approximately $212.77. The number of shares of HBI common stock issuable for each share of LBI common stock will not be determined until the effective time of the merger, and will be based on the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, as set forth in more detail in the Merger Agreement and described in this joint proxy statement/prospectus. See “The Merger—Terms of the Merger” beginning on page 41 for a more detailed discussion of the per-share merger consideration.

Q:	How are outstanding LBI stock options addressed in the Merger Agreement?

A:	At or prior to the closing of the merger, each outstanding and unexercised LBI stock option will be terminated by LBI and shall entitle the holder to a cash payment at the effective time of the merger equal to the difference between the option exercise price and the equivalent dollar value of the merger consideration.

Q:	When do HBI and LBI expect to complete the merger?

A:	HBI and LBI expect to complete the merger after all conditions to the merger in the Merger Agreement are satisfied or waived, including after shareholder approvals are received at the respective shareholder special meetings of HBI and LBI and all required regulatory approvals are received. HBI and LBI currently expect to complete the merger late in the third quarter or in the fourth quarter of 2013. It is possible, however, that as a result of factors outside of either company’s control, the merger may be completed at a later time, or may not be completed at all.

Q:	How will the merger consideration received by LBI shareholders affect HBI shareholders?

A:	As a result of HBI’s issuance of new shares to LBI shareholders in combination with the cash being paid by HBI, current HBI shareholders will experience dilution in terms of percentage of ownership. Following the closing of the merger, current HBI shareholders will own approximately 83.7% of the outstanding common stock of HBI, and current LBI shareholders will own approximately 16.3% of the outstanding common stock of HBI. These percentages are based upon an average of HBI common stock price of $22.82 and will increase or decrease based on the HBI common stock price as described in more detail in the chart on page 8.

Q:	What am I being asked to vote on?

A:	HBI shareholders are being asked to vote on the following proposals:

1.	Issuance of Common Stock in the Merger. To approve the issuance of HBI common stock in the merger contemplated by the Merger Agreement (referred to as the “Share Issuance Proposal”); and

2.	Adjournment of Special Meeting. To approve one or more adjournments of the HBI special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Share Issuance Proposal (referred to as the “HBI Adjournment Proposal”).

LBI shareholders are being asked to vote on the following proposals:

1.	Approval of the Merger Agreement. To approve the Merger Agreement (referred to as the “Merger Proposal”); and

2.	Adjournment of Special Meeting. To approve one or more adjournments of the LBI special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Merger Proposal (referred to as the “LBI Adjournment Proposal”).

Q:	How do the boards of directors of HBI and LBI recommend that I vote?

A:	The HBI board of directors unanimously recommends that HBI shareholders vote “FOR” the HBI proposals described in this joint proxy statement/prospectus.

LBI’s board of directors unanimously recommends that LBI shareholders vote “FOR” the LBI proposals described in this joint proxy statement/prospectus.

For a discussion of interests in LBI’s directors and executive officers in the merger that may be different from, or in addition to, the interests of LBI shareholders generally, see “The Merger—Interests of LBI Directors and Executive Officers in the Merger,” beginning on page 59.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, HBI shareholders should vote by telephone or on the Internet, or complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that their shares will be represented at HBI’s special meeting.

After carefully reading and considering the information contained in this joint proxy statement/prospectus, LBI shareholders should complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that their shares will be represented at LBI’s special meeting.

Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I cast my vote?

A:	If you are a shareholder of record of HBI as of the record date for the HBI special meeting, you may cast your vote by:

•	accessing the internet website specified on your proxy card (www.envisionreports.com/HOMB);

•	calling the toll-free number specified on your proxy card (1-800-652-VOTE (8683)); or

•	signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at HBI’s special meeting.

If you are a shareholder of record of LBI as of the record date for the LBI special meeting, you may vote by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You may also cast your vote in person at LBI’s special meeting.

If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Holders in “street name” who wish to vote in person at the applicable shareholders special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	When and where are the HBI special meeting and the LBI special meeting?

A:	The special meeting of HBI shareholders will be held at HBI’s principal executive offices located at 719 Harkrider Street, Suite 100, Conway, Arkansas, at 10:00 a.m. Central Time, on October 23, 2013. All shareholders of HBI as of the HBI record date, or their duly appointed proxies, may attend the HBI special meeting.

The special meeting of LBI shareholders will be held at LBI’s principal executive offices located at 2901 East Highland Drive, Jonesboro, Arkansas, at 4:00 p.m. Central Time, on October 23, 2013. All shareholders of LBI as of the LBI record date, or their duly appointed proxies, may attend the LBI special meeting.

Q:	If my HBI or LBI shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to HBI or LBI or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the applicable shareholders special meeting but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal.

If you are an HBI shareholder and you do not instruct your broker or other nominee on how to vote your shares, your broker or other nominee may not vote your shares on the Share Issuance Proposal or the HBI Adjournment Proposal, which broker non-votes will have no effect on these proposals.

If you are an LBI shareholder and you do not instruct your broker or other nominee on how to vote your shares, your broker or other nominee may not vote your shares on the Merger Proposal or the LBI Adjournment Proposal, which broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal and no effect on the LBI Adjournment Proposal.

Q:	What vote is required to approve each proposal to be considered at the HBI special meeting?

A:	Approval of the HBI proposals requires the affirmative vote of at least a majority of the shares of HBI voting on each proposal, provided that a quorum is present at the HBI special meeting. Abstentions and broker non-votes are not considered votes cast, but are included in determining whether there is a quorum present.

Q:	What vote is required to approve each proposal to be considered at the LBI special meeting?

A:	Approval of the LBI Merger Proposal requires the affirmative vote of a majority of all of the outstanding shares of LBI and approval of the LBI Adjournment Proposal requires the affirmative vote of at least a majority of the shares of LBI voting on such proposal, provided that a quorum is present at the LBI special meeting. Abstentions and broker non-votes are not considered votes cast, but are included in determining whether there is a quorum present.

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the HBI special meeting, an abstention occurs when an HBI shareholder attends the HBI special meeting, either in person or by proxy, but abstains from voting. An abstention will have no effect on the outcome of the Share Issuance Proposal or the HBI Adjournment Proposal.

For the purposes of the LBI special meeting, an abstention, which occurs when an LBI shareholder attends the LBI special meeting, either in person or by proxy, but abstains from voting, will have the same effect as a vote “AGAINST” the Merger Proposal and will have no effect on the outcome of the LBI Adjournment Proposal.

Q:	What if I hold stock of both HBI and LBI?

A:	If you hold shares of both HBI and LBI, you will receive two separate packages of proxy materials. A vote as an LBI shareholder for the Merger Proposal or the other proposal to be considered at the LBI special meeting will not constitute a vote as an HBI shareholder for the Share Issuance Proposal or the other proposal to be considered at the HBI special meeting, and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from HBI or LBI, or submit separate proxies as both an HBI shareholder and an LBI shareholder.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the applicable special meeting.

•	by sending a notice of revocation to the corporate secretary of HBI or LBI, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•

by attending the applicable special meeting and voting in person if you so request and if your shares are registered in your name rather than in the name of a broker, bank or other nominee; however, your attendance alone will not revoke any proxy.

If you choose either of the first two methods, you must take the described action (and, in the case of the second method, your proxy card must be received) no later than the five (5) days prior to the applicable special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What happens if I sell my shares after the applicable record date but before the applicable special meeting?

A:	The applicable record date for the HBI special meeting or the LBI special meeting, as the case may be, is earlier than both the date of such meetings and the date that the merger is expected to be completed. If you transfer your HBI common stock or LBI common stock after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at the applicable special meeting (provided that such shares remain outstanding on the date of the applicable special meeting), but if you are an LBI shareholder you will not have the right to receive any merger consideration for the transferred shares. You will only be entitled to receive the merger consideration for shares that you own at the effective time of the merger.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the applicable special meeting. These should each be voted or returned separately to ensure that all of your shares are voted.

Q:	What are the federal income tax consequences of the merger?

A:	The obligation of HBI and LBI to complete the merger is conditioned upon the receipt of a legal opinion to the effect that the mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). In addition, in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., has delivered an opinion to HBI and LBI, respectively, to the same effect.

On the basis of the opinion delivered in connection herewith, you may recognize gain, but you will not recognize loss, upon the exchange of your shares of LBI common stock for shares of HBI common stock and cash. If the sum of the fair market value of the HBI common stock and the amount of cash you receive in exchange for your shares of LBI common stock exceeds the cost basis of your shares of LBI common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of LBI common stock. Depending on certain facts specific to you, any gain could instead be characterized as dividend income.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 74.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q:	Do I have appraisal or dissenter’s rights?

A:	The LBI shareholders are entitled to dissenter’s rights under Ark. Code Ann. § 4-27-1301 et seq. If you wish to assert dissenter’s rights, you must deliver to LBI before the vote is taken written notice of your intent to demand payment for your shares if the proposed action is effectuated and you must not vote in favor of the proposed action. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Dissenting Shares.”

The HBI shareholders are not entitled to any dissenter’s rights.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card. If you are a holder of LBI common stock, you will receive written instructions from Computershare Trust Company, N.A., after the merger is completed on how to exchange your stock certificates for HBI common stock.

HBI shareholders will not be required to exchange or take any other action regarding their stock certificates in connection with the merger. HBI shareholders holding stock certificates should keep their stock certificates both now and after the merger is completed.

Q:	Whom should I contact if I have any questions about the proxy materials or the special meetings?

A:	If you have any questions about the merger or any of the proposals to be considered at the HBI special meeting or the LBI special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact HBI or LBI, as applicable.

HBI shareholders contact:	LBI shareholders contact:

Home BancShares, Inc.	Liberty Bancshares, Inc.
P.O. Box 966	2901 East Highland Drive
Conway, Arkansas 72032	Jonesboro, Arkansas 72401
Attn: Investor Relations Officer	Attn: Corporate Secretary
Telephone: (501) 328-4770	Telephone (870) 934-9000

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer you in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (pages 89 and 94)

HBI

HBI is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. HBI is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through its wholly owned community bank subsidiary, Centennial Bank. Centennial Bank has locations in central Arkansas, north central Arkansas, southern Arkansas, the Florida Keys, central Florida, southwestern Florida, the Florida Panhandle and the Alabama Gulf Coast.

Although HBI has a diversified loan portfolio, at December 31, 2012 and 2011, commercial real estate loans represented 56.7% and 61.8% of gross loans and 298.8% and 292.2% of total stockholders’ equity, respectively. HBI’s total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	As of or for the Years Ended December 31,
	2012	2011	2010
		(In thousands)
Total assets	$4,242,130	$3,604,117	$3,762,646
Total deposits	3,483,452	2,858,031	2,961,798
Total revenue (interest income plus non-interest income)	225,104	213,115	216,171
Net income available to all stockholders	63,022	54,741	17,591

HBI’s common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

HBI’s principal executive office is located at 719 Harkrider, Suite 100, Conway, Arkansas 72032, and its telephone number is (501) 328-4770. HBI’s internet address is www.homebancshares.com. Additional information about HBI is included under “Certain Information Concerning HBI” and “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

LBI

LBI is a bank holding company headquartered in Jonesboro, Arkansas. LBI’s principal business activities are conducted through its full-service, commercial bank subsidiary, Liberty Bank of Arkansas, an Arkansas state-chartered bank with deposits insured by the FDIC. On June 30, 2013, Liberty Bank had facilities in 24 cities and towns in Arkansas, operating a total of 46 full-service branches. On March 31, 2013, LBI had total assets of approximately $2.9 billion, total net loans of approximately $1.8 billion, total deposits of approximately $2.2 billion, preferred shareholders’ equity of $52.5 million, and approximately $263.4 million in total common shareholders’ equity.

LBI’s total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	As of or for the Years Ended December 31,
	2012	2011	2010
	(In thousands)
Total assets	$2,831,155	$2,811,230	$2,542,245
Total deposits	2,177,674	2,158,634	1,912,839
Total revenue (interest income plus non-interest income)	135,265	133,328	136,419
Net income available to all stockholders	20,891	16,019	12,719

LBI’s common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of LBI common stock.

LBI’s principal office is located at 2901 East Highland Drive, Jonesboro, Arkansas 72401, and its telephone number at that location is (870) 934-9000. LBI’s internet address is www.mylibertybank.com. Additional information about LBI is included under “Certain Information Concerning LBI” included elsewhere in this joint proxy statement/prospectus.

Acquisition Sub

A corporation (“Acquisition Sub”) will be formed prior to the closing of the merger, and will be a wholly owned subsidiary of HBI. Acquisition Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by that Agreement and Plan of Merger dated June 25, 2013 (the “Merger Agreement”).

The Merger (page 41)

The Merger Agreement provides that, subject to its terms and conditions and in accordance with Arkansas law, Acquisition Sub will merge with and into LBI, with LBI being the surviving corporation in the merger and thereby becoming a wholly owned subsidiary of HBI. This transaction is referred to in this joint proxy statement/prospectus as the “merger.” As soon as reasonably practicable following the merger and as part of a single integrated transaction, Liberty Bank of Arkansas will be merged with and into Centennial Bank, which is HBI’s wholly owned community bank subsidiary, with Centennial Bank being the surviving corporation in that second-step merger.

Under the terms of the Merger Agreement, each LBI shareholder will receive a pro rata share of the total merger consideration, which consists of (i) $30,000,000 in cash and (ii) shares of HBI common stock with a total value of $250,000,000, based on the volume-weighted average closing price of HBI common stock for the 20 trading days immediately before the merger closes (the “HBI Average Closing Price”). Based on 1,174,966 outstanding shares of LBI common stock, which was the number outstanding on the day the Merger Agreement was signed, LBI shareholders will receive in exchange for each share of LBI common stock consideration valued at approximately $238.30, consisting of a combination of (i) cash in the amount of approximately $25.53 and (ii) shares of HBI common stock (the “Per-Share Stock Consideration”) valued at approximately $212.77.

The number of shares of HBI common stock comprising the Per-Share Stock Consideration will vary based on the HBI Average Closing Price. The following table illustrates, for a range of potentially applicable HBI Average Closing Prices, the number of shares of HBI common stock that would be exchanged for each share of LBI common stock, assuming that 1,174,966 shares of LBI common stock are outstanding immediately before the merger:

Per-Share Stock Consideration*
If the applicable HBI Average Closing Price is:	Each share of LBI common stock will exchange for shares of HBI common stock equal to:
$17.115**	12.4319
$18.00	11.8207
$19.00	11.1985
$20.00	10.6386
$21.00	10.1320
$22.00	9.6715
$22.82**	9.3239
$23.00	9.2510
$24.00	8.8655
$25.00	8.5109
$26.00	8.1835
$27.00	7.8804
$28.00	7.5990
$28.525**	7.4591
*	The computations in this table assume that 1,174,966 shares of LBI common stock will be outstanding immediately before the merger. The Per-Share Stock Consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.
**	On June 25, 2013, the date the Merger Agreement was signed, the closing price of a share of HBI common stock was $22.82. The Merger Agreement, as amended, provides that if the HBI Average Closing Price is more than 25% below (i.e., less than $17.115) the closing price on June 25, 2013, either HBI or LBI may terminate the Merger Agreement. The Merger Agreement, as amended, further provides that if the HBI Average Closing Price is more than 25% above (i.e., greater than $28.525) the closing price on June 25, 2013, HBI will issue 8,764,242 ($250,000,000 divided by $28.525) shares instead of calculating the number of shares that otherwise would have been issuable.

HBI and LBI expect the mergers contemplated by the Merger Agreement, taken together, to be a tax-free transaction for LBI shareholders, to the extent they receive HBI common stock for their shares of LBI common stock. See “Material United States Federal Income Tax Consequences of the Merger.”

Based on the assumption that 10,955,302 shares of HBI common stock will be issued to LBI shareholders based on a $22.82 average closing price, LBI shareholders would own approximately 16.30% of HBI’s common stock after the merger is completed, ignoring any shares of HBI common stock they may already own.

Recommendation of the HBI Board of Directors (page 52)

HBI’s board of directors recommends that holders of HBI common stock vote “FOR” the Share Issuance Proposal and “FOR” the HBI Adjournment Proposal.

For further discussion of HBI’s reasons for the merger and the recommendations of HBI’s board of directors, see “The Merger—Background of the Merger” and “The Merger—HBI’s Reasons for the Merger and Recommendation of HBI’s Board of Directors.”

Recommendation of LBI’s Board of Directors (page 45)

LBI’s board of directors recommends that holders of LBI common stock vote “FOR” the Merger Proposal, and “FOR” the LBI Adjournment Proposal.

For further discussion of LBI’s reasons for the merger and the recommendations of LBI’s board of directors, see “The Merger—Background of the Merger” and “The Merger—LBI’s Reasons for the Merger and Recommendation of LBI’s Board of Directors.”

Opinion of HBI’s Financial Advisor (page 53)

On June 21, 2013, Raymond James & Associates, Inc. (“Raymond James”), HBI’s financial advisor in connection with the merger, provided the HBI board of directors with a preliminary overview of its analyses performed as of the date of the meeting and advised the board that its analyses were as of such date and based upon and subject to various qualifications and assumptions described in the meeting. At this meeting the board did not request and Raymond James did not provide an opinion. Raymond James delivered its opinion to the board on June 25, 2013 that, as of such date and subject to and based on the qualifications and assumptions set forth in its written opinion, the aggregate consideration to be paid by HBI pursuant to the Merger Agreement was fair to HBI from a financial point of view.

The full text of Raymond James’ opinion, dated June 25, 2013, is attached as Appendix B to this joint proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken by Raymond James in rendering its opinion.

Raymond James’ opinion is addressed to HBI’s board of directors and the opinion is not a recommendation as to how any HBI shareholder should vote with respect to the Share Issuance Proposal or any other matter or as to any action that a shareholder should take with respect to the merger.

The opinion addresses only the fairness of the aggregate consideration to be paid by HBI from a financial point of view and does not address the merits of the underlying decision by HBI to enter into the Merger Agreement, the merits of the merger as compared to other alternatives potentially available to HBI or the relative effects of any alternative transaction in which HBI might engage. Raymond James has been paid a customary investment banking fee for its services in connection with delivery of its opinion, and will be reimbursed by HBI for certain of its expenses.

Opinion of LBI’s Financial Advisor (page 46)

On June 24, 2013, Sheshunoff & Co. Investment Banking (“Sheshunoff”), LBI’s financial advisor in connection with the merger, delivered a written opinion that, as of such date and based upon and subject to the qualifications and assumptions set forth in its written opinion, the per-share consideration to be paid by HBI pursuant to the Merger Agreement was fair to the holders of LBI common stock from a financial point of view.

The full text of Sheshunoff’s opinion, dated June 24, 2013, is attached as Appendix C to this joint proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sheshunoff in rendering its opinion.

Sheshunoff’s opinion was directed to LBI’s board of directors and is directed only to the fairness of the per-share consideration to the holders of LBI’s common stock from a financial point of view. It does not address the underlying business decision of LBI to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of LBI common stock as to how such holder of LBI common stock should vote at the special meeting with respect to the merger or any other matter. Pursuant to an engagement letter between LBI and Sheshunoff, Sheshunoff will receive a fee for its services in connection with delivery of its opinion, and will be reimbursed by LBI for certain of its expenses.

Interests of LBI Directors and Executive Officers in the Merger (page 59)

Certain of LBI’s directors and executive officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of LBI, including, but not limited to, (i) potential payments under their employee change in control severance agreements and (ii) continuation of indemnification after the merger.

The merger will constitute a “change in control” under severance agreements that LBI has entered into with, among others, its executive officers Mark Fowler, John Freeman, Lloyd McCracken, Jr., Ed Way, Roy Reaves, and Richard Darouse. Those severance agreements provide that, for a period of two years following a change in control, an involuntary termination or constructive discharge of a covered employee will trigger a severance payment to the employee and entitle the employee to remain covered at HBI’s expense for medical insurance for a specified period.

HBI has agreed to indemnify present and former directors and officers of LBI and its subsidiaries against certain costs, damages or liabilities incurred in connection with claims, investigations and other actions arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, and to continue, at HBI’s expense, to provide them with director’s and officer’s liability insurance coverage for a period of six years following the merger.

Upon completion of the merger, the HBI board of directors intends to appoint Wallace W. Fowler and Mark P. Fowler to the HBI board of directors.

Dissenters’ Rights (page 43)

The LBI shareholders are entitled to dissenters’ rights under Ark. Code Ann. §4-27-1301 et seq. Those rights, if properly exercised, will allow a shareholder who does not wish to accept the consideration provided for by the Merger Agreement instead to obtain payment of the fair value of the shareholder’s shares of LBI common stock. If you wish to assert dissenters’ rights, you must deliver to LBI before the vote is taken written notice of your intent to demand payment for your shares if the proposed action is effectuated and you must not vote in favor of the proposed action. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Dissenting Shares.”

The HBI shareholders are not entitled to any dissenters’ rights.

Regulatory Matters (page 43)

Each of HBI and LBI has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals include approval from the Federal Reserve Board, FDIC, United States Department of the Treasury and Arkansas State Bank Department, among others. HBI and LBI have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals. There can be no assurances that such approvals will be received on a timely basis, or as to the ability of HBI and LBI to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. See “The Merger—Regulatory Approvals Required for the Merger.”

Conditions to Completion of the Merger (page 71)

Currently, HBI and LBI expect to complete the merger late in the third quarter or early in the fourth quarter of 2013. As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement (page 72)

The Merger Agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

•

a governmental entity that must grant a required regulatory approval has denied approval and such denial has become final and non-appealable, or an injunction or legal prohibition against the transaction becomes final and non-appealable;

•

the merger has not been consummated by March 1, 2014, or under certain circumstances, July 1, 2014 (unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements);

•

the other party breaches any of its covenants or agreements or representations or warranties under the Merger Agreement in a manner that would cause the closing conditions not to be satisfied and which is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•

either HBI’s shareholders or LBI’s shareholders fail to approve the Share Issuance Proposal or the Merger Proposal, respectively, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement; or

•

in the event that the 20-day average closing price of HBI increases or decreases by more than 25% from the date of execution of the Merger Agreement until the closing date; provided that if LBI elects to terminate pursuant to this provision, following HBI’s receipt of the termination notice, HBI may elect to adjust the merger consideration by increasing the cash to be paid.

Additionally, the Merger Agreement may be terminated by (i) LBI in order to enter into a definitive agreement providing for a Superior Proposal (as defined in the Merger Agreement), upon payment to HBI of a termination fee $11,200,000, or (ii) HBI, if holders of 5% or more of the outstanding shares of LBI common stock provide notice of dissent and do not vote in favor of the merger.

Expenses and Termination Fees (page 72)

Except for the registration fee and other fees paid to the SEC in connection with the merger, which will be paid by HBI, and any termination fees, all fees and expenses incurred in connection with the merger (including the costs and expense of printing and mailing this joint proxy statement/prospectus) will be paid by the party incurring such fees or expenses.

LBI is required to pay HBI a termination fee of $11,200,000 if the Merger Agreement is terminated by LBI in order to enter into a definitive agreement providing for a Superior Proposal.

Matters to Be Considered at the Special Meetings (pages 86 and 90)

HBI

HBI shareholders will be asked to vote on the following proposals:

•	to approve the issuance of shares of HBI common stock in connection with the merger (the “Share Issuance Proposal”); and

•

to approve one or more adjournments of the HBI special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Share Issuance Proposal (the “HBI Adjournment Proposal”).

Approval by the affirmative vote of the shares of HBI common stock voting on the Share Issuance Proposal is required for the completion of the merger. The directors and executive officers and their affiliates hold approximately 20.2 percent of the outstanding shares entitled to vote. The HBI board of directors recommends that HBI shareholders vote “FOR” the proposals set forth above. For further discussion of the HBI special meeting, see “HBI Special Meeting of Shareholders.”

LBI

LBI shareholders will be asked to vote on the following proposals:

•	to approve the Merger Agreement (the “Merger Proposal”); and

•

to approve one or more adjournments of the LBI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “LBI Adjournment Proposal”).

Approval by the affirmative vote of the shares of LBI common stock outstanding of the Merger Proposal is required for the completion of the merger. The directors and executive officers and their affiliates hold approximately 40.8 percent of the outstanding shares entitled to vote. LBI’s board of directors recommends that LBI shareholders vote “FOR” the proposals set forth above. For further discussion of the LBI special meeting, see “LBI Special Meeting of Shareholders.”

Rights of LBI Shareholders Will Change as a Result of the Merger (page 79).

The rights of LBI and HBI shareholders are governed by Arkansas law and by each company’s respective articles of incorporation and bylaws. Upon the completion of the merger, LBI shareholders will no longer have any direct interest in LBI. Those LBI shareholders receiving shares of HBI common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of HBI common stock. All of the other incidents of direct stock ownership in LBI will be extinguished upon completion of the merger. The rights of former LBI shareholders that become HBI shareholders will be governed by Arkansas law and HBI’s articles of incorporation and bylaws. Therefore, LBI shareholders that receive HBI common stock in the merger will have different rights once they become HBI shareholders. See “Comparison of Rights of Holders of HBI and LBI Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including HBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” LBI shareholders should consider the matters described below carefully in determining whether to vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, and HBI shareholders should consider the matters described below carefully in determining whether to vote to approve the issuance of shares of HBI common stock in the merger.

Risk Factors Relating to the Merger

Because the market price of HBI common stock may fluctuate, you cannot be sure of the value of each share of HBI common stock that you will receive.

Upon completion of the merger, each share of LBI common stock (other than certain shares owned by LBI) will be converted into the right to receive merger consideration consisting of shares of HBI common stock and cash, pursuant to the terms of the Merger Agreement. The value of each share of HBI common stock to be received by LBI shareholders will be based on the volume-weighted average price of HBI common stock during the 20 trading day period before the effective time of the merger. This average price may vary from the closing price of HBI common stock on the date we announced the merger, on the date that this joint proxy statement/prospectus was mailed to HBI shareholders and LBI shareholders, on the dates of the special meetings of the HBI and LBI shareholders, and on the date the merger is completed. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of HBI and LBI. LBI shareholders should obtain current market quotations for shares of HBI common stock before voting their shares at the LBI special meeting.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on our ability to successfully combine the HBI and LBI organizations. If we are not able to achieve this objective, the anticipated benefits of the merger may not be realized fully or at all or may take longer than expected to be realized.

HBI and LBI have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of LBI or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of LBI could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with LBI or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of HBI and LBI during the pre-merger period and for an undetermined time after the completion of the merger.

The results of operations of HBI after the merger may be affected by factors different from those currently affecting the results of operations of HBI and LBI.

The businesses of HBI and LBI differ in certain respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common stock may be affected by factors different from those currently affecting the independent results of operations of HBI and LBI. For a discussion of the business of HBI and certain factors to be considered in connection with HBI’s business, see “Information Concerning Home BancShares” and the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.” For a discussion of the business of LBI and certain factors to be considered in connection with LBI’s business, see “Information Concerning LBI.”

The Merger Agreement limits LBI’s ability to pursue an alternative transaction and requires LBI to pay a termination fee under certain circumstances relating to alternative acquisition proposals.

The Merger Agreement prohibits LBI from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the Merger Agreement. The Merger Agreement also provides for the payment by LBI to HBI of a termination fee of $11,200,000 in the event that the Merger Agreement is terminated followed by an acquisition of LBI by a third party. These provisions may discourage a potential competing acquiror that might have an interest in acquiring LBI from considering or proposing such an acquisition. See “The Merger Agreement—Termination; Termination Fee” included elsewhere in this joint proxy statement/prospectus.

The fairness opinions that HBI and LBI have obtained, have not been, and are not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the Merger Agreement.

The fairness opinions issued to HBI and LBI, regarding the fairness, from a financial point of view, of the consideration to be paid in connection with the merger, speak only as of their respective dates. Changes in the operations and prospects of HBI or LBI, general market and economic conditions and other factors which may be beyond the control of HBI and LBI, and on which the fairness opinions were based, may have altered the value of HBI or LBI or the market prices of shares of HBI or LBI as of the date of this joint proxy statement/prospectus, or may alter such values and market prices by the time the merger is completed. The financial advisors do not have any obligation to update, revise or reaffirm their respective opinions to reflect subsequent developments, and have not done so. Because LBI and HBI do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. LBI’s board of directors’ recommendation that LBI shareholders vote “FOR” approval of the Merger Agreement and HBI’s board of directors’ recommendation that HBI shareholders vote “FOR” approval of the stock issuance, however, is made as of the date of this joint proxy statement/prospectus. For a description of the opinions that HBI and LBI received from their respective financial advisors, see “Opinion of HBI’s Financial Advisor” and “Opinion of LBI’s Financial Advisor” included elsewhere in this joint proxy statement/prospectus.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals and consents must be obtained from the Federal Reserve Board, the Arkansas State Bank Department, the FDIC, the United States Department of Treasury and various other securities, antitrust, and other regulatory authorities. These governmental entities may impose conditions on the granting of such approvals and consents. Although HBI and LBI do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. In addition, each of HBI and LBI has agreed to use their commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the mergers. Such actions may entail costs and may adversely affect HBI, LBI, or the combined company following the merger.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the price of HBI common stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approvals of the HBI and LBI shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, HBI and LBI may terminate the Merger Agreement under certain circumstances even if the Merger Agreement is approved by LBI shareholders and the issuance of HBI common stock in connection with the merger is approved by HBI shareholders. If HBI and LBI do not complete the merger, the trading price of HBI common stock may decline to the extent that the current price reflects a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed and LBI’s board of directors seeks another merger or business combination, LBI shareholders cannot be certain that LBI will be able to find a party willing to offer equivalent or more attractive consideration than the consideration HBI has agreed to provide in the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of HBI or LBI. For more information on closing conditions to the Merger Agreement, see “The Merger Agreement—Conditions to the Merger” included elsewhere in this joint proxy statement/prospectus.

The combined company expects to incur substantial expenses related to the merger.

The combined company expects to incur substantial expenses in connection with completing the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although HBI and LBI have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. As a result of these expenses, both HBI and LBI expect to take charges against their earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

The unaudited pro forma combined consolidated financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma combined consolidated financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what HBI’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the LBI identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of LBI as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Combined Consolidated Financial Information” beginning on page 32.

Shares of HBI common stock to be received by LBI shareholders as a result of the merger will have rights different from the shares of LBI common stock.

Upon completion of the merger, the rights of former LBI shareholders who receive HBI common stock in the merger and thereby become HBI shareholders will be governed by the articles of incorporation and bylaws of HBI. The rights associated with LBI common stock are different from the rights associated with HBI common stock. See “Comparison of Rights of Holders of HBI and LBI Common Stock” beginning on page 79 for a discussion of the different rights associated with HBI common stock.

Certain LBI directors and officers may have interests in the merger different from the interests of LBI shareholders.

In considering the recommendations of the board of directors of LBI, LBI shareholders should be aware that certain directors and executive officers of LBI have interests in the merger that may differ from, or may be in addition to, the interests of LBI shareholders generally. The board of directors of LBI was aware of these interests and considered them, among other matters, when it adopted the Merger Agreement and in making its recommendations that the LBI shareholders approve the Merger Proposal. These interests include:

•	Two of the directors of LBI will be recommended to serve on HBI’s board of directors following the merger;

•

Certain of LBI’s directors and executive officers are party to change in control agreements that provide severance and other benefits following a change in control of LBI in connection with a qualifying termination of employment, the executive officers with change in control agreements with LBI would be entitled to receive certain severance payments and benefits; and

•	LBI directors and officers are entitled to continued indemnification and insurance coverage under the Merger Agreement.

For a more complete description of the interests of LBI directors and executive officers in the merger, see “The Merger—Interests of LBI’s Directors and Executive Officers in the Merger.”

Risk Factors Relating to HBI and HBI’s Business.

HBI’s decisions regarding credit risk could be inaccurate and its allowance for loan losses may be inadequate, which would materially and adversely affect HBI.

HBI’s management makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of our secured loans. HBI endeavors to maintain an allowance for loan losses that it considers adequate to absorb future losses that may occur in its loan portfolio. In determining the size of the allowance, HBI analyzes its loan portfolio based on its historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information. The economic conditions particularly in its Florida market have improved during 2012 but not to pre-recession levels. These conditions may continue or could even worsen. During 2012, the allowance for loan losses for non-covered loans decreased by 13.3%. As of December 31, 2012, HBI’s allowance for loan losses for non-covered loans was approximately $45.2 million, or 1.94% of its total loans receivable not covered by loss share.

If HBI’s assumptions are incorrect, its current allowance may be insufficient to absorb future loan losses, and increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in its loan portfolio. When there is an economic downturn it is more difficult for HBI to estimate the losses that it will experience in its loan portfolio. In addition, federal and state regulators periodically review its allowance for loan losses and may require HBI to increase its allowance for loan losses or recognize further loan charge-offs based on judgments different than those of its management. Any increase in its allowance for loan losses or loan charge-offs could have a negative effect on our operating results.

HBI’s high concentration of real estate loans exposes it to increased lending risk.

As of December 31, 2012, the primary composition of HBI’s total loan portfolio was as follows:

•	commercial real estate loans (excludes construction/land development) of $1.2 billion, or 44.9% of total loans;

•	construction/land development loans of $321.5 million, or 11.8% of total loans;

•	commercial and industrial loans of $271.6 million, or 10.0% of total loans;

•	residential real estate loans of $814.2 million, or 30.0% of total loans; and

•	consumer loans of $37.5 million, or 1.4% of total loans.

Commercial real estate, construction/land development, agricultural and commercial and industrial loans, which comprised 66.7% of HBI’s total loan portfolio as of December 31, 2012, exposes it to a greater risk of loss than HBI’s residential real estate and consumer loans, which comprised 31.4% of its total loan portfolio as of December 31, 2012. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes HBI to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.

Approximately 89.7% of HBI’s loans as of December 31, 2012, are to borrowers in Alabama, Arkansas and Florida, the three states in which HBI has its primary market areas. An adverse development with respect to the market conditions of these specific market areas could expose HBI to a greater risk of loss than a portfolio that is spread among a larger geography base.

HBI’s concentration in commercial real estate loans exposes it to greater risk associated with those types of loans. The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, HBI may be compelled to modify the terms of the loan, or in the most extreme cases, it may have to foreclose. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

HBI has 86.7% of its loans as real estate loans primarily in Alabama, Arkansas and Florida, and this poses a concentration risk, especially if the Florida area does not continue to improve or once again deteriorates resulting in depressed sales prices and low sales, combined with increased delinquencies and foreclosures on residential and commercial real estate loans.

Depressed local economic and housing markets have led to loan losses and reduced earnings in the past and could lead to additional loan losses and reduced earnings.

Over the past five years, the Florida markets have experienced a dramatic reduction in housing and real estate values, coupled with significantly higher unemployment. These conditions have contributed to increased non-performing loans and reduced asset quality during this time period. As of December 31, 2012, HBI’s non-covered non-performing loans totaled approximately $27.3 million, or 1.17% of total non-covered loans. Non-performing assets were approximately $47.8 million as of this same date, or 1.30% of total non-covered assets. In addition, HBI had approximately $23.4 million in accruing non-covered loans that were between 30 and 89 days delinquent as of December 31, 2012. While market conditions in the Florida markets have begun to improve, if these markets do not continue to improve or once again deteriorate, they may lead to additional valuation adjustments on HBI’s loan portfolios and real estate owned as it continues to reassess the market value of its loan portfolio, the losses associated with the loans in default and the net realizable value of real estate owned.

HBI’s non-performing assets adversely affect its net income in various ways. Until economic and market conditions substantially improve, HBI could incur additional losses relating to increased non-performing loans. HBI does not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting its income, and its loan administration costs. When HBI takes collateral in foreclosures and similar proceedings, it is required to mark the related loan to the then-fair market value of the collateral, less estimated selling expenses, which may result in a loss. These loans and other real estate owned also increase its risk profile and the capital HBI’s regulators believe is appropriate in light of such risks. In addition, the resolution of non-performing assets requires significant commitments of time from management and HBI’s directors, which can be detrimental to the performance of their other responsibilities. These effects, individually or in the aggregate, could have an adverse effect on HBI’s financial condition and results of operations.

While HBI believes its allowance for loan losses is adequate as of December 31, 2012, as additional facts become known about relevant internal and external factors that affect loan collectability and HBI’s assumptions, it may result in HBI making additions to the provision for loan losses during 2013. Any failure by management to closely monitor the status of the market and make the necessary changes could have a negative effect on HBI’s operating results.

Additionally, HBI’s success significantly depends upon the growth in population, income levels, deposits and housing starts in its markets. Generally, trends in these factors have not been positive in the few years prior to 2012 in the Florida markets. If the communities in which HBI operates do not grow or if prevailing economic conditions locally or nationally continue to remain challenging, HBI’s business may be adversely affected. HBI’s specific market areas have experienced decreased growth or negative growth, which has affected the ability of its customers to repay their loans to HBI and has generally affected HBI’s financial condition and results of operations. HBI is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, HBI cannot give any assurance it will benefit from any market growth or favorable economic conditions in its primary market areas if they do occur.

If the value of real estate in the Florida markets were to stop improving or once again deteriorate, a significant portion of HBI’s loans in the Florida market that were not acquired from the FDIC could become under-collateralized, which could have a material adverse effect on HBI.

As of December 31, 2012, non-covered loans in the Florida market totaled $715.8 million, or 30.7% of HBI’s non-covered loans receivable. Of the Florida loans for which HBI does not have loss sharing, approximately 90.4% were secured by real estate. In the prior years, the difficult local economic conditions have adversely affected the values of HBI’s real estate collateral in Florida and it could do so again if the markets were to stop improving or once again deteriorate in the future. The real estate collateral in each case provides an alternate source of repayment on HBI’s loans in the event of default by the borrower but may deteriorate in value during the time credit is extended. If HBI is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, HBI’s earnings and capital could be adversely affected.

Because HBI has a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect HBI.

HBI has a concentration of exposure to a number of individual borrowers. Under applicable law, Centennial Bank is generally permitted to make loans to one borrowing relationship up to 20% of its Tier 1 capital plus the allowance for loan losses. As of December 31, 2012, the legal lending limit of Centennial Bank for secured loans was approximately $87.6 million. Currently, HBI’s board of directors has established an in-house lending limit of $20.0 million to any one borrowing relationship without obtaining the approval of both HBI’s Chairman and HBI’s director Richard H. Ashley. As of December 31, 2012, HBI has a total of $379.4 million committed to the aggregate group of borrowers whose total debt exceeds the established in-house lending limit of $20.0 million.

A portion of HBI’s loans are to customers who have been adversely affected by the home building industry.

Customers who are builders and developers face greater difficulty in selling their homes in markets where the decrease in housing and real estate values are more pronounced. Consequently, HBI has faced delinquencies and non-performing assets as these customers have been forced to default on their loans. If the housing markets were to stop improving or once again deteriorate additional downgrades, provisions for loan losses and charge-offs relating to HBI’s loan portfolios may occur.

HBI’s cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures.

HBI’s cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures. HBI has traditionally obtained funds principally through local deposits, and HBI has a base of lower cost transaction deposits. Generally, HBI believes local deposits are a more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders. In addition, local deposits reflect a mix of transaction and time deposits, whereas brokered deposits typically are less stable time deposits, which may need to be replaced with higher cost funds. HBI’s costs of funds and its profitability and liquidity are likely to be adversely affected, if and to the extent HBI has to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in HBI’s deposit mix and growth could adversely affect its profitability and the ability to expand its loan portfolio.

The loss of key officers may materially and adversely affect HBI.

HBI’s success depends significantly on the Chairman, John W. Allison, and HBI’s executive officers, especially C. Randall Sims, Randy E. Mayor, Brian S. Davis and Kevin D. Hester and on its regional bank presidents Tracy M. French, Robert F. Birch and Russell Davis Carter, III. Centennial Bank, in particular, relies heavily on its management team’s relationships in its local communities to generate business. Because HBI does not have employment agreements or non-compete agreements with its employees, its executive officers and regional bank presidents are free to resign at any time and accept an employment offer from another company, including a competitor. The loss of services from a member of HBI’s current management team may materially and adversely affect its business, financial condition, results of operations and future prospects.

Recent legislation imposes certain executive compensation and corporate governance requirements, which could adversely affect HBI and its business, including its ability to recruit and retain qualified employees.

On January 25, 2011, the SEC adopted a final rule implementing certain executive compensation and corporate governance provisions of the Dodd-Frank Act. These provisions make applicable to all public companies certain executive compensation requirements similar to those imposed on participants in the TARP Capital Purchase Program. The new SEC rule requires public companies to provide their shareholders with non-binding advisory votes (i) at least once every three years on the compensation paid to their named executive officers, and (ii) at least once every six years on whether they should have a “say on pay” vote every one, two or three years. A separate, non-binding advisory shareholder vote will be required regarding golden parachute compensation arrangements for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments. Also, the SEC is required to ensure that national listing exchanges, such as the New York Stock Exchange and the NASDAQ, prohibit the listing of any companies that fail to adopt clawback policies pursuant to which incentive-based compensation paid to executives will be subject to clawback based on financial results which were subsequently restated within three years of such payment. The amount of the clawback is the amount in excess of what would have been paid under the restated results. As a public company, we are subject to the requirements of these new SEC rules, whereas some of HBI’s competitors are not publicly traded and therefore not subject to such rules.

These provisions and any future rules issued by the Treasury or the SEC could adversely affect HBI’s ability to attract and retain management capable and motivated sufficiently to manage and operate its business through difficult economic and market conditions. If HBI is unable to attract and retain qualified employees to manage and operate its business, HBI may not be able to successfully execute its business strategy.

HBI’s growth and expansion strategy may not be successful and its market value and profitability may suffer.

Growth through the acquisition of banks, particularly FDIC-assisted transactions, and de novo branching represent important components of its business strategy. Any future acquisitions that HBI might make will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	credit risk associated with the acquired bank’s loans and investments;

•	difficulty of integrating operations and personnel; and

•	potential disruption of our ongoing business.

HBI expects that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

In the current economic environment, we may continue to have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow us the time normally associated with preparing for integration of an acquired institution, we may face additional risks in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems.

In addition to the acquisition of existing financial institutions, as opportunities arise, we plan to have some de novo branching. De novo branching and any acquisition carry with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	economic downturns in the new market;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

HBI cannot assure that it will be successful in overcoming these risks or any other problems encountered in connection with acquisitions (including FDIC-assisted transactions) and de novo branching. HBI’s inability to overcome these risks could have an adverse effect on its ability to achieve its business strategy and maintain its market value and profitability.

HBI’s loss-sharing agreements with the FDIC limit its ability to enter into certain change of control transactions, including the sale of significant amounts of its common stock by HBI or its shareholders, without the consent of the FDIC.

The loss-sharing agreements that HBI entered into with the FDIC in connection with its recent FDIC-assisted acquisitions require the consent of the FDIC in connection with certain change of control transactions, including the sale by HBI or by any individual shareholder, or group of shareholders acting in concert, of shares of its common stock totaling more than 9% of its outstanding common stock. This requirement could restrict or delay HBI’s ability to raise additional capital to fund acquisition or growth opportunities or for other purposes, or to pursue a merger or consolidation transaction that management may believe is in the best interest of its shareholders. This could also restrict or delay the ability of HBI’s shareholders to sell a substantial amount of its shares. In addition, if such a transaction were to occur without the FDIC’s consent, HBI could lose the benefit of the loss-share coverage provided by these agreements for certain covered assets. HBI will obtain FDIC consent prior to the issuance of shares in connection with the merger.

There may be undiscovered risks or losses associated with HBI’s bank acquisitions which would have a negative impact upon its future income.

HBI’s growth strategy includes strategic acquisitions of banks. HBI has acquired 14 banks since it started its first subsidiary bank in 1999, including one in 2003, three in 2005, one in 2008, six in 2010, and three in 2012, and will continue to consider strategic acquisitions, with a primary focus on Arkansas and Florida. In most cases, other than in connection with FDIC-assisted transactions and its acquisition of Vision Bank in 2012, HBI’s acquisition of a bank includes the acquisition of all of the target bank’s assets and liabilities, including its loan portfolio. There may be instances when HBI, under its normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below HBI’s standards, or the allowance for loan losses may not be adequate. One or more of these factors might cause HBI to have additional losses or liabilities, additional loan charge-offs, or increases in allowances for loan losses, which would have a negative impact upon HBI’s financial condition and results of operations.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with HBI’s acquisitions, all of which may not be supported by the loss sharing agreements with the FDIC.

In connection with its FDIC-assisted acquisitions, HBI acquired a significant portfolio of loans. Although HBI marked down the loan portfolios it has acquired, there is no assurance that the non-impaired loans that HBI acquired will not become impaired or that the impaired loans will not suffer further deterioration in value resulting in additional charge-offs to this loan portfolio. Fluctuations in national, regional and local economic conditions, including those related to local residential and commercial real estate and construction markets, may increase the level of charge-offs that HBI makes to its loan portfolio, and, consequently, reduce its net income. Such fluctuations may also increase the level of charge-offs on the loan portfolios that it has acquired in the acquisitions and correspondingly reduce its net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on HBI’s operations and financial condition even if other favorable events occur.

Although in connection with its 2010 FDIC-assisted acquisitions HBI entered into loss sharing agreements with the FDIC, which provide that a significant portion of losses related to specified loan portfolios that it acquired will be indemnified by the FDIC, HBI is not protected from all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms; therefore, any charge-off of related losses that HBI experiences after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact HBI’s net income.

HBI’s recent acquisitions have increased its commercial real estate loan portfolio, which have a greater credit risk than residential mortgage loans.

With its recent acquisitions, HBI’s commercial loan and construction loan portfolios have become a larger portion of its total loan portfolio than it was prior to the acquisitions. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending, because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate or construction project. Consequently, these loans are more sensitive to the current adverse conditions in the real estate market and the general economy. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be more difficult to dispose of in a market decline.

HBI’s acquisitions have caused it to modify its disclosure controls and procedures, which may not result in the material information that it is required to disclose in its SEC reports being recorded, processed, summarized, and reported adequately.

HBI’s management is responsible for establishing and maintaining effective disclosure controls and procedures that are designed to cause the material information that it is required to disclose in reports that its files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be recorded, processed, summarized, and reported to the extent applicable within the time periods required by the SEC’s rules and forms. As a result of its acquisitions, HBI may be implementing changes to processes, information technology systems and other components of internal control over financial reporting as part of its integration activities. Notwithstanding any changes to its disclosure controls and procedures resulting from its evaluation of the same after the acquisition, its control systems, no matter how well designed and operated, may not result in the material information that HBI is required to disclose in its SEC reports being recorded, processed, summarized, and reported adequately. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within HBI has been detected.

HBI’s failure to fully comply with the loss-sharing provisions relating to its FDIC acquisitions could jeopardize the loss-share coverage afforded to certain individual or pools of assets, rendering HBI financially responsible for the full amount of any losses related to such assets.

In connection with its FDIC acquisitions since 2010, HBI entered into loss-sharing agreements with the FDIC whereby the FDIC agreed to cover 70% or 80% of the losses on certain single family residential mortgage loans and certain commercial loans (together, “covered assets”), and 30%, 80% or 95% of the losses on such covered assets in excess of thresholds stated in the loss-sharing agreements. HBI’s management of and application of the terms and conditions of the loss-sharing provisions of the Purchase and Assumption Agreements related to the covered assets is monitored by the FDIC through periodic reports that it must submit to the FDIC and on-site compliance visitations by the FDIC. If HBI fails to fully comply with its obligations under the loss-sharing provisions of the Purchase and Assumption Agreements relating to the acquisitions, HBI could lose the benefit of the loss-share coverage as it applies to certain individual or pools of covered assets. Without such loss-share coverage, HBI would be solely financially responsible for the losses sustained by such individual or pools of assets, which also would impair the related indemnification asset. HBI will obtain the consent of the FDIC so that the issuance of shares in the merger will not violate these loss-sharing provisions.

Competition from other financial institutions may adversely affect HBI’s profitability.

The banking business is highly competitive. HBI experiences strong competition, not only from commercial banks, savings and loan associations and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial services providers operating in or near its market areas. HBI competes with these institutions both in attracting deposits and in making loans.

Many of HBI’s competitors are much larger national and regional financial institutions. HBI may face a competitive disadvantage against them as a result of its smaller size and resources and its lack of geographic diversification. Many of HBI’s competitors are not subject to the same degree of regulation that HBI is as an FDIC-insured institution, which gives them greater operating flexibility and reduces their expenses relative to HBI’s.

HBI also competes against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that HBI targets and to use a relationship-based approach similar to HBI’s. In addition, HBI’s competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. Competitive pressures can adversely affect HBI’s results of operations and future prospects.

HBI may incur environmental liabilities with respect to properties to which it takes title.

A significant portion of HBI’s loan portfolio is secured by real property. In the course of its business, HBI may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. HBI may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If HBI were to become subject to significant environmental liabilities, it could have a material adverse effect on HBI’s results of operations and financial condition.

HBI continually encounters technological change, and it may have fewer resources than many of its competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, effective use of technology increases efficiency and enables financial institutions to reduce costs. HBI’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in its operations. Many of HBI’s competitors have substantially greater resources to invest in technological improvements. HBI may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its clients, which may adversely affect its results of operations and future prospects.

As a service to its customers, Centennial Bank currently offers Internet banking. Use of this service involves the transmission of confidential information over public networks. HBI cannot be sure that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in a compromise or breach in the commercially available encryption and authentication technology that it uses to protect its customers’ transaction data. If HBI were to experience such a breach or compromise, it could suffer losses and its operations could be adversely affected.

HBI’s recent results do not indicate its future results and may not provide guidance to assess the risk of an investment in our common stock.

HBI is unlikely to sustain its historical rate of growth, and may not even be able to expand its business at all. Further, HBI’s recent growth may distort some of its historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit HBI’s ability to expand its market presence. If HBI is not able to successfully grow its business, HBI’s financial condition and results of operations could be adversely affected.

HBI may not be able to raise the additional capital it needs to grow and, as a result, its ability to expand its operations could be materially impaired.

Federal and state regulatory authorities require HBI and its bank subsidiary to maintain adequate levels of capital to support its operations. While HBI believes that its existing capital (which well exceeds the federal and state capital requirements) will be sufficient to support its current operations, anticipated expansion and potential acquisitions, factors such as faster than anticipated growth, reduced earnings levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead HBI to seek additional capital.

HBI’s ability to raise additional capital, if needed, will depend on its financial performance and on conditions in the capital markets at that time, which are outside its control. If HBI needs additional capital but cannot raise it on terms acceptable to it, HBI’s ability to expand its operations could be materially impaired.

HBI’s directors and executive officers own a significant portion of its common stock and can exert significant influence over business and corporate affairs.

HBI’s directors and executive officers, as a group, beneficially owned 21.0% of its common stock as of December 31, 2012. Consequently, if they vote their shares in concert, they can significantly influence the outcome of all matters submitted to HBI’s shareholders for approval, including the election of directors. The interests of its officers and directors may conflict with the interests of other holders of HBI’s common stock, and they may take actions affecting HBI with which you disagree.

Hurricanes or other adverse weather events could negatively affect HBI’s local economies or disrupt its operations, which would have an adverse effect on it.

Like other coastal areas, HBI’s markets in Alabama and Florida are susceptible to hurricanes and tropical storms. Such weather events can disrupt HBI’s operations, result in damage to its properties and negatively affect the local economies in which it operates. HBI cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect its operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing its loans and an increase in the delinquencies, foreclosures and loan losses. HBI’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

Risk Factors Related to Owning HBI’s Stock

The holders of HBI’s subordinated debentures have rights that are senior to those of HBI’s shareholders. If HBI defers payments of interest on its outstanding subordinated debentures or if certain defaults relating to those debentures occur, HBI will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, its common stock.

As of December 31, 2012, HBI has $28.9 million of subordinated debentures issued in connection with trust preferred securities. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by HBI. The subordinated debentures are senior to HBI’s shares of common stock. As a result, HBI must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on its common stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of HBI’s common stock. HBI has the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of its capital stock. If HBI elects to defer or if HBI defaults with respect to its obligations to make payments on these subordinated debentures, this would likely have a material adverse effect on the market value of its common stock. Moreover, without notice to or consent from the holders of its common stock, HBI may issue additional series of subordinated debt securities in the future with terms similar to those of its existing subordinated debt securities or enter into other financing agreements that limit its ability to purchase or to pay dividends or distributions on its capital stock, including its common stock.

HBI may be unable to, or choose not to, pay dividends on its common stock.

Although HBI has paid a quarterly dividend on its common stock since the second quarter of 2003 and expects to continue this practice, HBI cannot assure you of its ability to continue. HBI’s ability to pay dividends depends on the following factors, among others:

•

HBI may not have sufficient earnings since its primary source of income, the payment of dividends to it by Centennial Bank, is subject to federal and state laws that limit the ability of that bank to pay dividends.

•

Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.

•	Before dividends may be paid on HBI’s common stock in any year, payments must be made on its subordinated debentures.

•	HBI’s board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of its operations, is a better strategy.

If HBI fails to pay dividends, capital appreciation, if any, of its common stock may be the sole opportunity for gains on an investment in its common stock. In addition, in the event Centennial Bank becomes unable to pay dividends to it, HBI may not be able to service its debt, pay its other obligations or pay dividends on its common stock. Accordingly, HBI’s inability to receive dividends from its bank subsidiary could also have a material adverse effect on its business, financial condition and results of operations and the value of your investment in HBI’s common stock.

HBI’s stock trading volume may not provide adequate liquidity for investors.

Although shares of HBI’s common stock is listed for trade on The NASDAQ Global Select Market, the average daily trading volume in the common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which HBI has no control. Given the daily average trading volume of HBI’s common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of its common stock.

SELECTED CONSOLIDATED FINANCIAL DATA OF HBI

Set forth below are highlights from HBI’s consolidated financial data as of and for the three and six months ended June 30, 2013 and 2012 and for the years ended December 31, 2008 through December 31, 2012. The results of operations for the three and six months ended June 30, 2013 and June 30, 2012 are not necessarily indicative of the results of operations for full year or any other interim period. HBI management prepared the unaudited information on the same basis as it prepared HBI’s audited consolidation financial statements. In the opinion of HBI management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with HBI’s consolidated financial statements and related notes included in HBI’s Annual Report on Form10-K for the year ended December 31, 2012 and its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2013, each of which is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page i.

Selected Consolidated Financial Data

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
	2013	2012	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)
	(Dollars and shares in thousands, except per share data(a))
Income statement data:
Total interest income	$48,085	$45,089	$96,233	$88,077	$177,135	$171,806	$151,122	$132,253	$145,718
Total interest expense	3,244	5,930	7,043	12,384	21,535	30,551	34,708	39,943	59,666

Net interest income	44,841	39,159	89,190	75,693	155,600	141,255	116,414	92,310	86,052
Provision for loan losses	850	1,333	850	1,333	2,750	3,500	72,850	11,150	27,016

Net interest income after provision for loan losses	43,991	37,826	88,340	74,360	152,850	137,755	43,564	81,160	59,036
Non-interest income	9,805	11,053	18,830	21,156	47,969	41,309	65,049	30,659	22,615
Gain on sale of equity investment	—	—	—	—	—	—	—	—	6,102
Non-interest expense	25,855	24,424	51,718	48,810	102,368	94,722	85,001	72,883	75,717

Income before income taxes	27,941	24,455	55,452	46,706	98,451	84,342	23,612	38,936	12,036
Income tax expense	10,282	8,965	20,245	16,718	35,429	29,601	6,021	12,130	1,920

Net income	17,659	15,490	35,207	29,988	63,022	54,741	17,591	26,806	10,116
Preferred stock dividends and accretion of discount on preferred stock	—	—	—	—	—	1,828	2,680	2,576	—

Net income available to common stockholders	$17,659	$15,490	$35,207	$29,988	$63,022	$52,913	$14,911	$24,230	$10,116

Common share and per common share data (a):
Basic earnings per common share	$0.32	$0.28	$0.63	$0.53	$1.12	$0.93	$0.26	$0.51	$0.23
Diluted earnings per common share	0.31	0.27	0.62	0.53	1.11	0.92	0.26	0.51	0.23
Diluted earnings per common share excluding intangible amortization (1)	0.32	0.28	0.64	0.54	1.14	0.95	0.29	0.53	0.25
Book value per common share	9.49	8.82	9.49	8.82	9.17	8.39	7.51	7.36	6.48
Tangible book value per common share (2) (5)	7.78	7.26	7.78	7.26	7.43	7.18	6.26	6.33	5.18
Dividends—common	0.0750	0.0500	0.1400	0.1000	0.2900	0.1340	0.1083	0.1091	0.1009
Average common shares outstanding	56,234	56,190	56,228	56,325	56,274	56,832	56,722	47,254	43,596
Average diluted shares outstanding	56,577	56,566	56,555	56,691	56,630	57,224	57,200	47,768	44,688

Selected Consolidated Financial Data—Continued

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
	2013	2012	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)
	(Dollars and shares in thousands, except per share data(a))
Performance ratios:
Return on average assets	1.71%	1.53%	1.70%	1.53%	1.58%	1.50%	0.55%	1.03%	0.39%
Return on average assets excluding intangible amortization (6)	1.80	1.61	1.79	1.60	1.66	1.57	0.61	1.10	0.44
Return on average common equity	13.27	12.80	13.47	12.51	12.75	11.77	3.41	7.45	3.51
Return on average tangible common equity excluding intangible amortization (2) (7)	16.65	16.05	16.97	15.54	15.87	14.39	4.40	9.49	4.88
Net interest margin (9)	5.18	4.65	5.16	4.65	4.70	4.69	4.27	4.09	3.82
Efficiency ratio (3)	44.98	46.22	45.50	47.92	47.88	49.13	44.41	55.98	62.68

Asset quality:
Non-performing non-covered assets to total non-covered assets	1.26%	1.19%	1.26%	1.19%	1.30%	1.53%	2.08%	2.12%	1.42%
Non-performing non-covered loans to total non-covered loans	1.25	1.28	1.25	1.28	1.17	1.56	2.62	2.05	1.53
Allowance for loan losses for non-covered loans to non-performing non-covered loans	138.16	190.72	138.16	190.72	165.62	189.64	107.77	107.57	135.08
Allowance for loans losses for non-covered loans to total non-covered loans	1.73	2.45	1.73	2.45	1.94	2.96	2.83	2.20	2.06
Net charge-offs on loans not covered by loss share to average non-covered loans	0.44	0.23	0.47	0.23	0.40	0.26	3.19	0.43	1.01

Balance sheet data:
Total assets	$4,091,337	$4,056,405	$4,091,337	$4,056,405	$4,242,130	$3,604,117	$3,762,646	$2,684,865	$2,580,093
Investment securities—available-for-sale	736,406	712,820	736,406	712,820	726,223	671,221	469,864	322,115	355,244
Loans receivable not covered by loss share	2,339,242	2,035,487	2,339,242	2,035,487	2,331,199	1,760,086	1,892,374	1,950,285	1,956,232
Loans receivable covered by FDIC loss share	329,802	432,422	329,802	432,422	384,884	481,739	575,776	—	—
Allowance for loan losses	41,450	56,511	41,450	56,511	50,632	52,129	53,348	42,968	40,385
Intangible assets	96,138	87,576	96,138	87,576	97,742	68,283	71,110	57,737	56,585
Non-interest-bearing deposits	733,374	597,374	733,374	597,374	666,414	464,581	392,622	302,228	249,349
Total deposits	3,325,235	3,293,529	3,325,235	3,293,529	3,483,452	2,858,031	2,961,798	1,835,423	1,847,908
Subordinated debentures (trust preferred securities)	3,093	44,331	3,093	44,331	28,867	44,331	44,331	47,484	47,575
Stockholders’ equity	533,510	495,435	533,510	495,435	515,473	474,066	476,925	464,973	283,044

Selected Consolidated Financial Data – Continued

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
	2013	2012	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)
	(Dollars and shares in thousands, except per share data(a))

Capital ratios:
Common equity to assets	13.04%	12.21%	13.04%	12.21%	12.15%	13.15%	11.4%	15.48%	10.97%
Tangible common equity to tangible assets (2) (8)	10.95	10.28	10.95	10.28	10.08	11.48	9.65	13.63	8.97
Tier 1 leverage ratio (4)	10.78	11.08	10.78	11.08	10.95	12.48	12.15	17.42	10.87
Tier 1 risk-based capital ratio	14.04	15.78	14.04	15.78	13.94	17.04	16.69	20.76	12.70
Total risk-based capital ratio	15.29	17.04	15.29	17.04	15.20	18.30	17.95	22.02	13.95
Dividend payout—common	23.88	18.14	22.36	18.81	26.15	13.90	35.01	19.11	43.53

(a)	All per share amounts have been restated to reflect the effect of the 2-for-1 stock split during June 2013.

(1)	Diluted earnings per share excluding intangible amortization reflect diluted earnings per share plus per share intangible amortization expense, net of the corresponding tax effect. See the incorporated by reference Form 10-Q for June 30, 2013 and Form 10-K for December 31, 2012 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 17 and Table 23, respectively, for the non-GAAP tabular reconciliation.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis.
(3)	The efficiency ratio is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.
(4)	Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.
(5)	See the incorporated by reference Form 10-Q for June 30, 2013 and Form 10-K for December 31, 2012 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 18 and Table 24, respectively, for the non-GAAP tabular reconciliation.
(6)	See the incorporated by reference Form 10-Q for June 30, 2013 and Form 10-K for December 31, 2012 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 19 and Table 25, respectively, for the non-GAAP tabular reconciliation.
(7)	See the incorporated by reference Form 10-Q for June 30, 2013 and Form 10-K for December 31, 2012 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 20 and Table 26, respectively, for the non-GAAP tabular reconciliation.
(8)	See the incorporated by reference Form 10-Q for June 30, 2013 and Form 10-K for December 31, 2012 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 21 and Table 27, respectively, for the non-GAAP tabular reconciliation.
(9)	Fully taxable equivalent (assuming an income tax rate of 39.225%).

SELECTED CONSOLIDATED FINANCIAL DATA OF LBI

Set forth below are highlights from LBI’s consolidated financial data as of and for the three and six months ended June 30, 2013 and 2012 and for the years ended December 31, 2008 through December 31, 2012. The results of operations for the three and six months ended June 30, 2013 and June 30, 2012, are not necessarily indicative of the results of operations for the full year or any other interim period. LBI management prepared the unaudited information on the same basis as it prepared LBI’s audited consolidated financial statements. In the opinion of LBI management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with LBI’s audited consolidated financial statements for the year ended December 31, 2012 and LBI’s unaudited consolidated financial statements for the three and six months ended June 30, 2013, which are included herein in this document and from which this information has been derived. See “Where You Can Find More Information” on page i.

Selected Consolidated Financial Data

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
	2013	2012	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)
	(Dollars and shares in thousands, except as to per share data)
Total interest income	$26,657	$28,248	$52,421	$56,831	$112,397	$111,908	$116,667	$123,277	$141,238
Total interest expense	3,734	5,289	7,640	11,184	20,654	25,569	32,340	52,167	75,596

Net interest income	22,923	22,959	44,781	45,647	91,743	86,339	84,327	71,110	65,642
Provision for loan losses	3,000	3,750	6,000	7,500	15,000	18,000	22,000	25,500	19,000

Net interest income after provision for loan losses	19,923	19,209	38,781	38,147	76,743	68,339	62,327	45,610	46,642
Non-interest income	6,389	6,515	13,276	11,050	22,868	21,420	19,752	33,685	27,335
Non-interest expense	17,601	16,975	34,674	33,651	67,705	65,847	63,763	65,264	62,293

Income before income taxes	8,711	8,749	17,383	15,546	31,906	23,912	18,316	14,031	11,684
Provision for income taxes	3,063	3,060	6,102	5,322	11,015	7,893	5,597	4,109	3,676

Net income	5,648	5,689	11,281	10,224	20,891	16,019	12,719	9,922	8,008
Preferred stock dividends	656	656	1,251	1,312	2,625	5,129	3,661	3,191	0

Net income available for common shareholders	$4,992	$5,033	$10,030	$8,912	$18,266	$10,890	$9,058	$6,731	$8,008

Per Share Data:
Net income, basic	$4.25	$4.29	$8.55	$7.60	$15.58	$9.32	$7.78	$5.78	$6.88
Net income, diluted	4.24	4.27	8.54	7.58	15.52	9.19	7.58	5.62	6.70
Dividends declared	—	—	—	2.00	6.25	2.00	—	—	—
Book value	224.18	217.01	224.18	217.01	220.23	212.66	204.78	195.87	191.75
Tangible book value	147.36	139.33	147.36	139.33	142.89	134.32	125.22	115.59	110.76

Financial Condition Data (as of end of the period):
Assets	$2,856,520	$2,794,050	$2,856,520	$2,794,050	$2,831,155	$2,811,230	$2,542,245	$2,550,440	$2,617,677
Loans, net	1,863,431	1,812,971	1,863,431	1,812,971	1,809,573	1,748,616	1,577,377	1,668,238	1,803,366
Cash and cash equivalents	49,162	41,964	49,162	41,964	56,653	135,695	74,146	58,773	80,315
Investment securities	685,733	682,081	685,733	682,081	701,255	674,208	630,437	559,065	485,722
Deposits	2,192,357	2,140,133	2,192,357	2,140,133	2,177,674	2,158,634	1,912,839	1,872,528	1,955,633
Short-term borrowings	77,623	94,060	77,623	94,060	85,703	71,393	73,969	61,965	65,009
Long-term debt	258,803	243,779	258,803	243,779	243,327	269,326	252,261	320,937	364,524
Shareholders’ equity	315,898	307,185	315,898	307,185	310,766	301,204	296,768	286,078	223,491

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
	2013	2012	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)
	(Dollars and shares in thousands, except as to per share data)
Selected Ratios:
Interest rate spread—FTE*	3.50%	3.59%	3.46%	3.54%	3.55%	3.52%	3.58%	3.06%	3.00%
Net yield on interest-earning assets—FTE*	3.57	3.69	3.53	3.65	3.65	3.64	3.73	3.10	2.97
Return on average assets	0.79	0.82	0.80	0.74	0.75	0.60	0.50	0.38	0.32
Return on average equity	8.57	9.08	8.66	8.21	6.79	5.34	4.32	3.47	3.61
Average equity to average assets	11.04	10.92	11.04	10.86	10.98	11.30	11.56	11.01	8.83
Dividend payout ratio	—	—	—	26.24	40.12	21.46	—	—	—
Ratio of nonperforming assets to total assets	1.86	2.05	1.86	2.05	1.53	2.46	2.13	2.17	1.15
Ratio of allowance for loan losses to nonperforming assets	67.89	61.91	67.89	61.91	77.34	49.56	48.64	54.56	92.14
Ratio of allowance for loan losses to total loans	1.90	1.92	1.90	1.92	1.82	1.92	1.64	1.78	1.51

*	“FTE” means Fully Tax Equivalent (tax-exempt interest earnings are adjusted as if interest earnings are taxable assuming an income tax rate of 39.225%)

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information and explanatory notes present how the combined financial statements of HBI and LBI may have appeared had the businesses actually been combined. The unaudited pro forma combined consolidated financial information shows the impact of the merger of HBI and LBI on the companies’ respective historical financial positions and results of operations under the acquisition method of accounting with HBI treated as the acquirer. Under this method of accounting, the assets and liabilities of LBI will be recorded by HBI at their estimated fair values as of the date the merger is completed. The unaudited pro forma combined consolidated balance sheet gives effect to the merger as if the transaction had occurred on June 30, 2013. The unaudited pro forma combined consolidated statements of income for the six months ended June 30, 2013 and for the year ended December 31, 2012 give effect to the merger as if these transactions had been completed on January 1, 2012. The unaudited pro forma combined selected financial data is derived from such balance sheets and statements of income.

LBI has outstanding $52,500,000 of Series C cumulative perpetual preferred stock (52,500 shares) issued to the United States Treasury pursuant to the Small Business Lending Fund (“SBLF”). The dividend rate paid on the preferred stock is presently 5%. HBI intends to redeem the SBLF preferred shares at or soon after the completion of the merger. As a result, the unaudited pro forma combined consolidated balance sheet gives effect to this payoff as if it had been completed on June 30, 2013. The unaudited pro forma combined consolidated statements of income for the six months ended June 30, 2013 and for the year ended December 31, 2012 give effect to this payoff as if it had been completed on January 1, 2012.

HBI’s operating results for the period ended December 31, 2012, include the operating results of the acquired assets and assumed liabilities subsequent to the acquisition dates for HBI’s 2012 acquisition of Vision Bank, Heritage Bank of Florida and Premier Bank. HBI did not include the historical results for these acquisitions for the period prior to the acquisition dates. HBI did not include the historical results in the proforma because it did not obtain any non-performing assets and certain performing loans for Vision Bank, it did not obtain any non-performing assets for Heritage Bank which was acquired as an FDIC-assisted transaction and Premier was acquired under bankruptcy proceedings. Also, significant fair value adjustments were recorded on each of these acquisitions. As a result, HBI believes the historical information for these acquired assets and assumed liabilities are not relevant and would be misleading to the proforma data presented for 2012.

According to the terms of the Merger Agreement which was announced on June 25, 2013, the LBI shareholders will receive $250 million of HBI common stock plus $30 million in cash.

The unaudited pro forma combined consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both HBI and LBI which are included in or incorporated by reference in this proxy statement/prospectus as of and for the periods indicated. See “Where You Can Find More Information” on page i.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented and had the impact of possible revenue enhancements and expense efficiencies, among other factors, been considered and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined consolidated financial information, the preliminary determination of fair values of LBI’s assets acquired and liabilities assumed reflected in the unaudited pro forma combined consolidated financial information are subject to adjustment and may vary from the actual fair values assigned that will be recorded upon completion of the merger. Subsequent to the completion of the merger, HBI will finalize its determination of the fair values of the acquired assets and assumed liabilities which could significantly change both the amount and the composition of these estimated purchase accounting adjustments.

Unaudited Pro Forma Combined Consolidated Balance Sheet

As of June 30, 2013

(In thousands)	Home BancShares, Inc.	Liberty Bancshares, Inc.	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$75,148	$34,993	$(30,000	)(a)	$80,141
Interest-bearing deposits with other banks	97,576	14,169	(52,500	)(b)	59,245

Cash and cash equivalents	172,724	49,162	(82,500)		139,386
Federal funds sold	2,475	—	—		2,475
Investment securities—held to maturity	—	290,988	(290,988	)(c)	—
Investment securities—available for sale	736,406	394,745	290,988	(c)	1,416,911
			(5,228	)(c)
Loans receivable not covered by loss share	2,339,242	1,899,540	(107,376	)(d)	4,131,406
Loans receivable covered by FDIC loss share	329,802	—	—		329,802
Allowance for loan losses	(41,450)	(36,109)	36,109	(e)	(41,450)

Loans receivable, net	2,627,594	1,863,431	(71,267)		4,419,758
Bank premises and equipment, net	119,737	83,888	—		203,625
Foreclosed assets held for sale not covered by loss share	15,985	26,545	(9,596	)(f)	32,934
Foreclosed assets held for sale covered by FDIC loss share	27,073	—	—		27,073
FDIC indemnification asset	116,071	—	—		116,071
Cash value of life insurance	59,401	3,639	—		63,040
Accrued interest receivable	14,424	9,817	—		24,241
Deferred tax asset, net	46,655	17,979	37,949	(g)	102,583
Goodwill	85,681	88,499	75,400	(h)	249,580
Core deposit and other intangibles	10,457	1,760	11,249	(i)	23,466
Other assets	56,654	26,067	—		82,721

Total assets	$4,091,337	$2,856,520	$(43,993)		$6,903,864

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits:
Demand and non-interest-bearing	$733,374	$228,454	$—	(j)	$961,828
Savings and interest-bearing transaction accounts	1,735,280	1,021,657	—	(j)	2,756,937
Time deposits	856,581	942,246	(1,383	)(j)	1,797,444

Total deposits	3,325,235	2,192,357	(1,383)		5,516,209
Federal funds purchased	—	—	—		—
Securities sold under agreements to repurchase	73,461	77,623	—		151,084
FHLB borrowed funds	130,251	201,070	5,788	(k)	337,109
Accrued interest payable and other liabilities	25,787	11,839	17,500	(l)	55,126
Subordinated debentures	3,093	57,733	—		60,826

Total liabilities	3,557,827	2,540,622	21,905		6,120,354

Stockholders’ equity
Preferred stock	—	52,500	(52,500	)(b)	—
Common stock	562	12	10	(a)	572
			(12	)(m)
Capital surplus	416,795	167,089	249,990	(a)	666,785
			(167,089	)(m)
Retained earnings	114,172	108,212	(108,212	)(m)	114,172
Accumulated other comprehensive income	1,981	(3,561)	3,561	(m)	1,981
Less: Treasury stock	—	(8,354)	8,354	(m)	—

Total stockholders’ equity	533,510	315,898	(65,898)		783,510

Total liabilities and stockholders’ equity	$4,091,337	$2,856,520	$(43,993)		$6,903,864

(See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Statements)

Unaudited Pro Forma Combined Consolidated Income Statement

For the Six Months Ended June 30, 2013

(In thousands)	Home BancShares, Inc.	Liberty Bancshares, Inc.	Pro Forma Adjustments		Pro Forma Combined
Interest income
Loans	$88,195	$46,441	$7,943	(n)	$142,579
Investment securities
Taxable	4,893	4,228	—		9,121
Tax-exempt	2,948	1,476	—		4,424
Deposits—other banks	184	17	(66	)(o)	135
Federal funds sold	13	11	—		24
Other	—	248	(248	)(p)	—

Total interest income	96,233	52,421	7,629		156,283

Interest expense
Interest on deposits	4,614	4,709	277	(q)	9,600
Federal funds purchased	—	1	—		1
FHLB borrowed funds	2,016	1,893	(965	)(r)	2,944
Securities sold under agreements to repurchase	166	271	—		437
Subordinated debentures	247	766	—		1,013

Total interest expense	7,043	7,640	(688)		13,995

Net interest income	89,190	44,781	8,317		142,288
Provision for loan losses	850	6,000	—		6,850

Net interest income after provision for loan losses	88,340	38,781	8,317		135,438

Non-interest income
Service charges on deposit accounts	7,797	4,590	—		12,387
Other service charges and fees	6,916	2,666	—		9,582
Mortgage lending income	2,991	1,927	—		4,918
Insurance commissions	1,123	1,491	—		2,614
Income from title services	245	—	—		245
Increase in cash value of life insurance	398	47	—		445
Dividends from FHLB, FRB, bankers’ bank & other	576	—	248	(p)	824
Gain on acquisitions	—	—	—		—
Gain on sale of SBA loans	56	—	—		56
Gain (loss) on sale of premises & equip, net	409	—	—		409
Gain (loss) on OREO, net	527	(828)	—		(301)
Gain (loss) on securities, net	111	—	—		111
FDIC indemnification accretion/amortization, net	(4,275)	—	—		(4,275)
Other income	1,956	3,383	—		5,339

Total non-interest income	18,830	13,276	248		32,354

Non-interest expense
Salaries and employee benefits	25,909	18,810	—		44,719
Occupancy and equipment	7,488	5,453	—		12,941
Data processing expense	2,741	694	—		3,435
Other operating expenses	15,580	9,717	562	(s)	25,859

Total non-interest expense	51,718	34,674	562		86,954

Income before income taxes	55,452	17,383	8,003		80,838
Income tax expense	20,245	6,102	3,139	(t)	29,486

Net income	$35,207	$11,281	$4,864		$51,352
Preferred stock dividends	—	(1,251)	1,251	(o)	—

Net income available to common shareholders	$35,207	$10,030	$6,115		$51,352

Basic earnings per common share	$0.63	$8.55			$0.79

Diluted earnings per common share	$0.62	$8.54			$0.78

(See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Statements)

Unaudited Pro Forma Consolidated Income Statement

For the Year Ended December 31, 2012

(In thousands)	Home BancShares, Inc.	Liberty Bancshares, Inc.	Pro Forma Adjustments		Pro Forma Combined
Interest income
Loans	$159,359	$98,389	$15,886	(n)	$273,634
Investment securities
Taxable	11,226	10,599	—		21,825
Tax-exempt	6,154	2,797	—		8,951
Deposits—other banks	379	79	(131	)(o)	327
Federal funds sold	17	26	—		43
Other	—	507	(507	)(p)	—

Total interest income	177,135	112,397	15,248		304,780

Interest expense
Interest on deposits	14,989	13,597	553	(q)	29,139
Federal funds purchased	1	8	—		9
FHLB borrowed funds	4,364	4,226	(1,929	)(r)	6,661
Securities sold under agreements to repurchase	407	803	—		1,210
Subordinated debentures	1,774	2,020	—		3,794

Total interest expense	21,535	20,654	(1,376)		40,813

Net interest income	155,600	91,743	16,624		263,967
Provision for loan losses	2,750	15,000	—		17,750

Net interest income after provision for loan losses	152,850	76,743	16,624		246,217

Non-interest income
Service charges on deposit accounts	15,069	9,822	—		24,891
Other service charges and fees	12,428	4,875	—		17,303
Mortgage lending income	5,192	4,271	—		9,463
Insurance commissions	1,869	2,786	—		4,655
Income from title services	462	—	—		462
Increase in cash value of life insurance	873	104	—		977
Dividends from FHLB, FRB, bankers’ bank & other	1,167	—	507	(p)	1,674
Gain on acquisitions	5,205	—	—		5,205
Gain on sale of SBA loans	404	—	—		404
Gain (loss) on sale of premises & equip, net	324	1,051	—		1,375
Gain (loss) on OREO, net	(49)	(6,277)	—		(6,326)
Gain (loss) on securities, net	9	158	—		167
FDIC indemnification accretion/amortization, net	1,721	—	—		1,721
Other income	3,295	6,078	—		9,373

Total non-interest income	47,969	22,868	507		71,344

Non-interest expense
Salaries and employee benefits	47,289	35,829	—		83,118
Occupancy and equipment	14,500	11,330	—		25,830
Data processing expense	4,930	1,259	—		6,189
Other operating expenses	35,649	19,287	1,125	(s)	56,061

Total non-interest expense	102,368	67,705	1,125		171,198

Income before income taxes	98,451	31,906	16,006		146,363
Income tax expense	35,429	11,015	6,278	(t)	52,722

Net income	63,022	20,891	9,728		93,641
Preferred stock dividends	—	(2,625)	2,625	(o)	—

Net income available to common shareholders	$63,022	$18,266	$12,353		$93,641

Basic earnings per common share	$1.12	$15.58			$1.43

Diluted earnings per common share	$1.11	$15.52			$1.42

Note: Per share amounts have been restated to reflect the Company’s 2 for 1 stock split in June 2013.

(See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Statements)

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2013

and for the Year Ended December 31, 2012

(a)	This represents the estimated merger consideration of $280.0 million, consisting of $250.0 million in common stock of HBI and $30.0 million in cash. The following unaudited pro forma information assumes an average closing price of the HBI’s common stock of $27.25 per share. Accordingly, applying this assumption, each LBI common stock will be converted into the right to receive HBI common stock plus cash in lieu of fractional shares, resulting in an aggregate of approximately 9,174,312 shares ($250.0 million/$27.25).
(b)	This assumes HBI pays off the LBI SBLF preferred stock at merger date.
(c)	This represents the recording of the mark-to-market adjustment on LBI’s held-to-maturity investment portfolio and the reclassification of LBI’s held-to-maturity portfolio to HBI’s available-for-sale portfolio.
(d)	This adjustment represents HBI’s estimate of the necessary write down of LBI’s loan portfolio to estimated fair value.
(e)	This adjustment represents the elimination of LBI’s allowance for loan losses as part of the purchase accounting adjustments.
(f)	This adjustment represents HBI’s estimate of the necessary write down of LBI’s foreclosed assets to estimated fair value.
(g)	This adjustment is for the current and deferred income tax assets and liabilities recorded to reflect the differences in the carrying values of the acquired assets and assumed liabilities for financial reporting purposes and the cost basis for federal income tax purposes, at HBI’s statutory federal and state income tax rate of 39.225%.
(h)	The consideration paid for LBI exceeded the fair value of the assets received; therefore HBI projects it will record $75.4 million of goodwill as follows (in thousands):

Total purchase price	$280,000
Less: LBI common equity at book value	(263,398)
Elimination of allowance for loan losses	(36,109)
Deferred taxes	(37,949)
Transaction costs including change in controls agreements	17,500
Allocated to:
Investment securities	5,228
Loans receivable	107,376
Foreclosed assets	9,596
Core deposit intangible	(11,249)
Time deposits	(1,383)
FHLB borrowed funds	5,788

Goodwill	$75,400

(i)	This intangible asset represents the value of the relationships LBI had with its deposit customers. The fair value of this intangible asset was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base, and the net maintenance cost attributable to customer deposits.
(j)	The fair values used for the demand and savings deposits that comprise the transaction accounts acquired, by definition equal the amount payable on demand at the acquisition date. The fair value adjustment applied for time deposits is because the estimated weighted average interest rate of LBI’s certificates of deposits were estimated to be slightly below the current market rates.
(k)	The fair value of FHLB borrowed funds is estimated based on borrowing rates currently available to HBI for borrowings with similar terms and maturities.
(l)	This represents the accrual of certain costs including change in control agreements which are expected to be incurred in connection with the merger.

(m)	This adjustment represents the elimination of the historical equity of LBI as part of the purchase price adjustment.
(n)	Upon the completion of the merger, HBI will evaluate the acquired loan portfolio to finalize the necessary credit and interest rate fair value adjustments. Subsequently, the interest rate portion of the fair value adjustment will be accreted into earnings as an adjustment to the yield of such acquired loans. This adjustment represents HBI’s best estimate of the expected accretion that would have been recorded in 2012 and in the first six months of 2013 assuming the merger closed on January 1, 2012.
(o)	This adjustment represents the estimated amount of interest income, using the Federal Funds rate 0.25%, that would have been foregone to fund the payoff of the LBI SBLF preferred stock and the corresponding reduction of preferred dividends in 2012 and the first six months of 2013 assuming the closing of the transaction and SBLF payoff occurred on January 1, 2012.
(p)	This represents the reclassifying of LBI’s dividend income from interest income to non-interest income.
(q)	Upon the completion of the merger, HBI will evaluate the acquired time deposits to finalize the necessary fair value adjustment to reflect current interest rates for comparable deposits. Currently, HBI believes the interest rates of LBI’s certificates of deposits were slightly below the current market rates. This fair value adjustment will be amortized into interest expense as an adjustment of the cost of such time deposits. This adjustment represents HBI’s best estimate of the expected amortization that would have been recorded in 2012 and in the first six months of 2013 assuming the merger closed on January 1, 2012.
(r)	This adjustment represents the estimated amount of accretion on Federal Home Loan Bank advances that would have been recorded as a reduction of interest expense in 2012 and the first six months of 2013 assuming the transaction closed on January 1, 2012.
(s)	This represents the expected amortization during 2012 and the first six months of 2013 of the core deposit intangible asset expected to be acquired in the merger, assuming the transaction closed on January 1, 2012. The estimated useful life of this intangible asset is estimated to be ten years.
(t)	This represents income tax expense on the pro forma adjustments at HBI’s statutory federal and state income tax rate of 39.225%.

COMPARATIVE PER-SHARE DATA OF HBI AND LBI (UNAUDITED)

The following table sets forth for HBI common stock and LBI common stock certain historical, pro forma and pro forma equivalent per-share financial information. The pro forma and pro forma equivalent per-share information gives effect to the merger as if the transaction had been effective on the dates presented, in the case of book value data, and as if the transaction had been effective on January 1, 2012 in the case of the earnings and dividend data. The pro forma information in the table assumes that the merger is accounted for under the acquisition method of accounting. The information in the following table is based on the historical financial statements of each of LBI and HBI, and should be read together with the historical financial information that HBI has presented in prior filings with the SEC. With respect to HBI, see “Where You Can Find More Information” beginning on page i.

The pro forma financial information is not necessarily indicative of results that would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	As of and for the Six Months Ended June 30, 2013	As of and for the Year Ended December 31, 2012
Earnings Per Common Share:
Historical (1):
HBI
Basic	$0.63	$1.12
Diluted	0.62	1.11
LBI
Basic	$8.55	$15.58
Diluted	8.54	15.52
Pro forma combined (2)
Basic	$0.79	$1.38
Diluted	0.78	1.37

Dividends Declared Per Common Share:
Historical (1):
HBI	$0.140	$0.290
LBI	—	6.250

Book Value Per Common Share (at period end)
Historical (1):
HBI	$9.49	$9.17
LBI	224.18	220.23
Pro forma combined (2)	11.98	11.33

(1)	All per-share amounts have been restated to reflect the 2-for-1 stock split during June 2013.
(2)	Pro forma combined amounts are calculated by adding together the historical amounts reported by HBI and LBI, as adjusted for the estimated purchase accounting adjustments to be recorded in connection with the merger and an estimated 9,174,312 shares of HBI common stock to be issued in connection with the merger based on the terms of the Merger Agreement.

MARKET PRICE AND DIVIDEND INFORMATION

HBI’s common stock is currently listed on The NASDAQ Global Select Market under the symbol “HOMB.” LBI’s common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of LBI common stock. The following table sets forth, for all the periods indicated, cash dividends declared, and the high and low closing bid prices for HBI’s common stock, as adjusted to reflect the two-for-one forward split of HBI’s common stock on June 12, 2013.

			Quarterly Dividends per Common Share
	Price per Common Share
	High	Low
2013
1st Quarter	$18.79	$16.71	$0.065

2012
1st Quarter	$13.50	$12.36	$0.050
2nd Quarter	15.29	13.01	0.050
3rd Quarter	17.55	14.78	0.060
4th Quarter	17.71	16.04	0.130

2011
1st Quarter	$11.49	$10.06	$0.027
2nd Quarter	12.22	10.95	0.027
3rd Quarter	12.50	10.14	0.040
4th Quarter	13.28	10.22	0.040

On December 14, 2012, LBI made a dividend payment in the amount of $2.25 per outstanding share of common stock. LBI previously made dividend payments of $2.00 per outstanding share of common stock each on August 1, 2012, February 1, 2012, and August 1, 2011. LBI did not make any dividend payments before August 1, 2011.

HBI’s policy is to declare regular quarterly dividends based upon its earnings, financial position, capital improvements and such other factors deemed relevant by its board of directors. The dividend policy is subject to change, however, and the payment of dividends is necessarily dependent upon the availability of earnings and future financial condition. In January 2009, HBI issued 50,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, totaling $50.0 million to the United States Department of Treasury under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008. The agreement between HBI and the Treasury limited the payment of dividends on HBI common stock to a quarterly cash dividend of not more than $0.02725 per share without approval by the Treasury. This limitation was removed when HBI repurchased all 50,000 shares of its Series A Preferred Stock in July 2011.

As of September 26, 2013, there were 56,277,947 shares of HBI common stock issued and outstanding, which were held by approximately 749 shareholders of record. As of the record date for the LBI special meeting, there were 1,174,966 shares of LBI common stock outstanding, which were held by approximately 486 shareholders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

On June 24, 2013, the business day immediately preceding the public announcement of the merger, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $21.16 per share. On September 26, 2013, the last practicable trading day before the distribution of this joint proxy statement/prospectus, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $29.97 per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this joint proxy statement/prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements relate to future events or future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, and HBI’s and LBI’s other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions are used, you should consider them as identifying forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on beliefs and assumptions, and on the information available at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

1.	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

2.	HBI’s stock price could change, before closing of the merger, due to, among other things, broader stock market movements and the performance of financial companies and peer group companies;

3.	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which LBI operates;

4.	LBI’s business may not be integrated into HBI’s successfully, or such integration may take longer to accomplish than expected;

5.	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

6.	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

7.	management time and effort may be diverted to the resolution of merger-related issues.

All written or oral forward-looking statements attributable to HBI and LBI are expressly qualified in their entirety by this Cautionary Note. Actual results may differ significantly from those discussed in these forward-looking statements. For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in these forward-looking statements, see “Risk Factors”.

THE MERGER

The following is a discussion of the merger and the material terms of the Merger Agreement between HBI and LBI. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and incorporated by reference herein. This summary may not contain all of the information about the Merger Agreement that is important to you. Factual information about HBI and LBI can be found elsewhere in this joint proxy statement/prospectus. Additional factual information about HBI can be found in the public filings HBI makes with the SEC, as described in the section entitled “Where You Can Find More Information.”

Terms of the Merger

Transaction Structure. HBI’s and LBI’s boards of directors have each unanimously approved and adopted the Merger Agreement. The Merger Agreement provides for the acquisition of LBI by HBI through the merger of a direct wholly-owned subsidiary of HBI to be incorporated prior to the closing of the merger, with and into LBI, with LBI continuing as the surviving corporation. As soon as reasonably practicable following the merger and as part of a single integrated transaction, Liberty Bank of Arkansas will be merged with and into Centennial Bank, which is HBI’s wholly owned community bank subsidiary, with Centennial Bank being the surviving corporation in that second-step merger.

Merger Consideration. In the merger, LBI shareholders will have the right, with respect to each of their shares of LBI common stock, to receive, subject to proration and adjustment as described below, a combination of cash and shares of HBI common stock. The total consideration payable to LBI shareholders consists of $30,000,000 in cash plus the number of shares of HBI common stock equal to $250,000,000 divided by the volume-weighted average closing price, rounded to the nearest hundredth of a cent, of HBI common stock on The NASDAQ Global Select Market reporting system (based on “regular way” trading) for the 20 trading days immediately prior to the effective time of the merger (the “HBI Average Closing Price”). Based on 1,174,966 outstanding shares of LBI common stock, which was the number outstanding on the day the Merger Agreement was signed, LBI shareholders will receive in exchange for each share of LBI common stock consideration valued at approximately $238.30, consisting of a combination of (i) cash in the amount of approximately $25.53 and (ii) shares of HBI common stock (the “Per-Share Stock Consideration”) valued at approximately $212.77.

The number of shares of HBI common stock comprising the Per-Share Stock Consideration will vary based on the HBI Average Closing Price. The following table illustrates, for a range of potentially applicable HBI Average Closing Prices, the number of shares of HBI common stock that would be exchanged for each share of LBI common stock, assuming that 1,174,966 shares of LBI common stock are outstanding immediately before the merger:

Per-Share Stock Consideration*
If the applicable HBI Average Closing Price is:	Each share of LBI common stock will exchange for shares of HBI common stock equal to:
$17.115**	12.4319
$18.00	11.8207
$19.00	11.1985
$20.00	10.6386
$21.00	10.1320
$22.00	9.6715
$22.82**	9.3239
$23.00	9.2510
$24.00	8.8655
$25.00	8.5109
$26.00	8.1835
$27.00	7.8804
$28.00	7.5990
$28.525**	7.4591

*

The computations in this table assume that 1,174,966 shares of LBI common stock will be outstanding immediately before the merger. The Per-Share Stock Consideration will be based on the actual HBI Average

Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.
**	On June 25, 2013, the date the Merger Agreement was signed, the closing price of a share of HBI common stock was $22.82. The Merger Agreement provides that if the HBI Average Closing Price is more than 25% below (i.e., less than $17.115) the closing price on June 25, 2013, either HBI or LBI may terminate the Merger Agreement. The Merger Agreement, as amended, further provides that if the HBI Average Closing Price is more than 25% above (i.e., greater than $28.525) the closing price on June 25, 2013, HBI will issue 8,764,242 ($250,000,000 divided by $28.525) shares instead of calculating the number of shares that otherwise would have been issuable.

Adjustments to Merger Consideration and Termination Right

The Merger Agreement, as amended by that certain Amendment dated July 31, 2013, provides that if the HBI Average Closing Price is equal to or greater than $28.525 (subject to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), the number of shares of HBI common stock to be issued to LBI shareholders in connection with the merger will be 8,764,242 shares. In addition, if the HBI Average Closing Price is less than $17.115 (subject to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), then either party has the option to terminate the Merger Agreement.

Letters of Transmittal

Immediately upon the completion of the merger, the exchange agent will send a letter of transmittal and instructions for surrendering certificates or book-entry shares in exchange for the merger consideration and/or any cash in lieu of fractional shares of HBI common stock (as described below) to each holder of record of certificates or book-entry shares which, immediately prior to the completion of the merger, represented shares of LBI common stock, whose shares were converted into the right to receive the merger consideration.

If a certificate for LBI common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of an affidavit as to that loss, theft or destruction and, if requested by the exchange agent, the posting of a bond to indemnify the exchange agent against any claim that may be made against it with respect to such certificate.

Cash in Lieu of Fractional Shares

No fractional shares of HBI common stock will be issued upon the surrender of certificates or book-entry shares of LBI common stock for exchange, and no dividend or distribution with respect to HBI common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of HBI. In lieu of the issuance of any such fractional share, HBI will pay to each former shareholder of LBI who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the HBI Average Closing Price by (ii) the fraction of a share (after taking into account all shares of LBI common stock held by such holder at the effective time of the merger and rounded to the nearest thousandth when expressed in decimal form) of HBI common stock which such holder would otherwise be entitled to receive.

Dividends and Distributions

Until certificates or book-entry shares representing shares of LBI common stock are surrendered for exchange, any dividends or other distributions with a record date after the effective time of the merger with respect to HBI common stock into which such shares of LBI common stock may have been converted will not be paid. Following surrender of any such certificates or book-entry shares, the record holder thereof will be entitled to receive, without interest, any dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of HBI common stock represented by such certificates or book-entry shares and paid prior to the surrender date, and at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of HBI common stock represented by such certificates or book-entry shares with a record date after the effective time of the merger but before the surrender date and with a payment date after the issuance of HBI common stock issuable with respect to such certificates or book-entry shares.

After the effective time of the merger, there will be no transfers on the stock transfer books of LBI of any shares of LBI common stock, other than to settle transfers that occurred prior to the effective time of the merger. If certificates representing such shares are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares represented by that certificate have been converted.

Dissenting Shares

Under applicable Arkansas law, the LBI shareholders are entitled to dissent from and obtain payment of the fair value of the shareholders’ shares in connection with the merger under Ark. Code Ann. §4-27-1301 et seq. The HBI shareholders are not entitled to any dissenter’s rights. This joint proxy statement/prospectus is serving as the meeting notice to LBI shareholders and the following shall constitute notice of dissenter’s rights pursuant to Ark. Code Ann. §4-27-1320:

TO THE SHAREHOLDERS OF LBI:

YOU ARE HEREBY NOTIFIED THAT YOU MAY BE ENTITLED TO ASSERT DISSENTER’S RIGHTS PURSUANT TO ARK CODE ANN. §4-27-1301 ET SEQ., A COPY OF WHICH IS ATTACHED IN ITS ENTIRETY AS APPENDIX D TO THIS JOINT PROXY STATEMENT/PROSPECTUS.

Any LBI shareholder desiring to assert dissenter’s rights (1) must deliver to LBI before the vote is taken written notice of the shareholder’s intent to demand payment for the shares of LBI common stock if the merger is approved, and (2) must not vote in favor of the merger which may be accomplished by abstaining or voting against the merger. If the merger is approved by the LBI shareholders, LBI will deliver a written dissenter’s notice to all shareholders who properly dissented describing how, when and to whom the LBI shareholder should send the payment demand. LBI will then pay to each dissenter who properly asserted dissenter’s rights and perfected such right by submitting a payment demand the amount LBI estimates to be the fair value of the shares plus accrued interest.

This is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Ark. Code Ann. §4-27-1301 et seq., which is reproduced in its entirety as Appendix D to this joint proxy statement/prospectus.

Regulatory Approvals

Each of HBI and LBI has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals include approval from the Federal Reserve Board and the Arkansas State Bank Department, among others. HBI and LBI have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

Federal Reserve Board. The transactions contemplated by the Merger Agreement are subject to approval by the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended.

FDIC. The issuance of shares in connection with the merger will be subject to the FDIC’s consent and agreement that it will not cause a default under HBI’s loss sharing agreements with the FDIC.

United States Department of the Treasury. Prior to the merger of Centennial Bank and Liberty Bank, the United States Department of the Treasury as the owner of the LBI Series C preferred stock must consent.

Arkansas State Bank Department. The transactions contemplated by the Merger Agreement are subject to approval by the Arkansas State Bank Department.

Additional Regulatory Approvals and Notices. The transactions contemplated by the Merger Agreement are also subject to approval by and notifications to various other regulatory agencies.

There can be no assurances that such approvals will be received on a timely basis, or as to the ability of HBI and LBI to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurances that U.S. or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of such challenge. The parties’ obligations to complete the transactions contemplated by the Merger Agreement are subject to a number of conditions, including the receipt of all requisite regulatory approvals.

Accounting Treatment

HBI will account for the merger using the acquisition method of accounting. Under this accounting method, HBI would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of LBI over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on an assumed purchase price of $280,000,000 and utilizing information as of June 30, 2013, estimated additional goodwill and other intangibles for HBI would total approximately $166.1 million. HBI’s reported income would include the operations of LBI after the merger. Financial statements of HBI after completion of the merger would reflect the impact of the acquisition of LBI. Financial statements of HBI issued before completion of the merger would not be restated retroactively to reflect LBI historical financial position or results of operation.

Public Trading Market

HBI common stock is listed on The NASDAQ Global Select Market under the symbol “HOMB.” The HBI common stock issuable in the merger will be listed on The NASDAQ Global Select Market.

Resale of HBI Common Stock

All shares of HBI common stock received by LBI shareholders in the merger will be freely tradable for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, except for shares of HBI common stock received by any such holder who becomes an “affiliate” of HBI after completion of the merger. This joint proxy statement/prospectus does not cover resales of shares of HBI common stock received by any person upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Background of the Merger

HBI and LBI have had a business relationship for many years. The chairmen of both organizations served together on the banking board of First Commercial Corporation until it was sold in 1998. Also, when Liberty Bank was established, HBI provided many of the backroom operations until Liberty Bank was able to establish its own operations. HBI and LBI were also co-owners, along with a third partner, in Russellville BancShares for a period of time. There have been merger and acquisition discussions on several occasions since Liberty Bank was formed.

DD&F Consulting (“DD&F”), a bank consulting firm located in Little Rock, Arkansas, has provided regulatory and financial advice to HBI on a number of acquisitions, including several FDIC-assisted transactions, since 2010. On April 25, 2013, HBI signed a consulting engagement letter with DD&F regarding the evaluation of a strategic combination or a potential merger of LBI and HBI. DD&F also entered into an identical agreement with LBI on May 2, 2013. The purpose of both of the consulting agreements with DD&F was for DD&F to assist both LBI and HBI in evaluating the relative values of both organizations, to help structure a transaction whereby both organizations would be combined or merged and to help negotiate acceptable consideration for both parties. Upon consummation of the merger, HBI and LBI will be liable to DD&F for hourly charges for its services rendered, plus a success transaction fee in the amount of $400,000 a piece for a total of $800,000.

On May 7, 2013, HBI signed a confidentiality agreement with LBI in order to review financial and other information about LBI. LBI then, in response to a due diligence request provided to LBI by HBI, provided financial and other data through a data room that could be accessed by HBI and its advisors. HBI began a comprehensive review of information relating to LBI.

On May 17, 2013, John Allison, the Chairman of HBI, met with senior management of LBI in Jonesboro, Arkansas to discuss terms for a possible merger. Subsequently, HBI presented to LBI a letter of intent. On May 21, 2013, HBI and LBI signed a non-binding letter of intent which described the general terms and conditions of the proposed merger.

On May 28, 2013, the HBI board of directors met to discuss the impact of the potential acquisition of LBI. Following the execution of the letter of intent, both parties engaged in mutual due diligence, and HBI with the assistance of legal counsel began negotiating the terms of a definitive agreement between HBI and LBI. HBI engaged Raymond James & Associates, Inc. (“Raymond James”), an investment banking consulting firm experienced in merger and acquisition transactions, to advise HBI as to the fairness of the consideration to be paid in connection with the acquisition.

A number of drafts of the Merger Agreements were exchanged. John Allison and Wallace Fowler, Chairman of LBI, talked directly on several occasions to negotiate specific terms of the Merger Agreement.

On June 21, 2013, the board of directors of HBI reviewed the proposed Merger Agreement and related documents in detail, discussed its legal obligations in connection with evaluating the Merger Agreement, received and discussed a presentation from Raymond James on LBI and HBI’s offer. Following these discussions and deliberation, the board of directors of HBI determined that the merger, the Merger Agreement and the transaction contemplated by the Merger Agreement are advisable and in the best interests of HBI and its shareholders, and the directors voted unanimously to approve the merger with LBI and to approve the Merger Agreement.

On June 24, 2013, the board of directors of LBI met to consider the proposed Merger Agreement. At the meeting Sheshunoff made a presentation regarding the fairness of the consideration. Garland Binns, attorney for LBI, attended the board meeting to answer questions concerning their legal duties and obligations. After due deliberations, the board of directors concluded that the mergers were in the best interest of shareholders and voted unanimously to approve the Merger Agreement.

Recommendation of LBI’s Board of Directors and Reasons for the Merger

LBI’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interest of LBI and its shareholders. In reaching its conclusion to approve the Merger Agreement, the LBI’s board of directors considered a number of factors, including the following:

•	The fact that LBI’s shareholders will receive stock of HBI and thereby participate in any growth opportunities of the combined company.

•	Its understanding of the business, operations, financial condition, earnings and future prospects of LBI.

•	Its understanding of the business, operations, financial condition, earnings and future prospects of HBI.

•

The review by the LBI’s board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the Merger Agreement, including the consideration offered by HBI.

•

The reports of LBI’s management and the financial presentation by Sheshunoff & Co. Investment Banking (“Sheshunoff”) to LBI’s board of directors concerning the operations, financial condition and prospects of HBI and the expected financial impact of the merger, including other financial metrics.

•	The likelihood that the regulatory approvals needed to complete the transaction would be obtained.

•	The historical and current market prices of shares of HBI common stock.

•

The opinion delivered to the LBI’s board of directors by Sheshunoff, that, as of the date of the opinion and based upon and subject to the financial and other assumptions in its opinion, the merger consideration to be received by shareholders of LBI was fair, from a financial point of view.

•	The benefits of increased liquidity that LBI’s shareholders would have as shareholders of HBI.

The discussion of the information and factors considered by the LBI’s board of directors is not exhaustive, but includes all the material factors considered by the LBI’s board of directors. In view of the wide variety of factors considered by the LBI’s board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. LBI’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of LBI and its shareholders. In considering the factors described above, individual members of the LBI’s board of directors may have given different weights to different factors. LBI’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination.

LBI’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of LBI and its shareholders. Accordingly, the board of directors unanimously approved the Merger Agreement and unanimously recommends that LBI’s shareholders vote “FOR” approval of the Merger Agreement.

Opinion of LBI’s Financial Advisor

LBI retained Sheshunoff & Co. Investment Banking (“Sheshunoff”) to provide it an opinion as to the fairness from a financial viewpoint of the merger consideration to be received by the shareholders of LBI. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuation for estate, corporation and other purposes. LBI retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On June 24, 2013, Sheshunoff rendered its fairness opinion to the board of directors of LBI that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of LBI. The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix C to this joint proxy statement/prospectus. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of LBI and does not constitute a recommendation to any shareholder of LBI as to how he or she should vote at the special meeting of shareholders of LBI.

In connection with the fairness opinion, Sheshunoff:

•	Reviewed the latest draft of the Merger Agreement;

•	Discussed the terms of the Merger Agreement with the management of LBI and LBI’s legal counsel;

•	Conducted conversations with management of LBI regarding recent and projected financial performance of LBI;

•

Evaluated the financial condition of LBI based upon a review of regulatory reports for the five-year period ended December 31, 2012 and interim period through March 31, 2013, and internally-prepared financial reports for the interim period through May 31, 2013;

•	Compared LBI’s recent operating results with those of certain other banks in the United States that have recently been acquired;

•	Compared pricing multiples for LBI in the merger to recent acquisitions of banks in the United States with similar characteristics to LBI;

•	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis through the year 2017;

•	Reviewed the potential pro forma impact of the merger on the combined company’s results and certain financial performance measures of LBI and HBI;

•	Discussed certain matters regarding HBI’s regulatory standing, financial performance and business prospects with HBI’s executives and representatives;

•	Reviewed certain internal information regarding HBI that Sheshunoff deemed relevant;

•	Analyzed the deposit market share and demographics of LBI and HBI, including potential deposit concentration issues;

•	Compared HBI’s recent operating results and pricing multiples with those of certain other publicly traded banks in the United States that Sheshunoff deemed relevant;

•	Compared the historical stock price data and trading volume of HBI to certain relevant indices; and

•	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by LBI for the purposes of this opinion. Sheshunoff assumed that any projections provided or approved by LBI were reasonably prepared on a basis reflecting the best currently available estimates and judgments of LBI’s management. Sheshunoff assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of LBI or HBI nor was Sheshunoff furnished with any such appraisal. Sheshunoff assumed that any off-balance-sheet activities of LBI or HBI will not materially and adversely impact the future financial position or results of operation of HBI after the merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for LBI and HBI are, respectively, adequate to cover such losses.

Sheshunoff assumed that the latest draft of the Merger Agreement, as provided to Sheshunoff, will be signed without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on LBI or HBI and thereby on the results of its analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of HBI after the completion of the merger.

The fairness opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to Sheshunoff as of June 24, 2013.

In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of LBI, HBI or the combined entity.

In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of LBI or HBI. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of LBI with respect to the value of LBI or HBI or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning LBI and HBI as of March 31, 2013.

Pursuant to the Merger Agreement each outstanding share of LBI common stock will be converted into the right to receive shares of HBI common stock at a fixed price of $250,000,000 or approximately $212.77 per LBI share and cash of $30,000,000 or approximately $25.53 per LBI share. The stock consideration will not vary in amount, but the number of shares to be received by LBI shareholders will be based on the price performance of HBI common stock over the 20 trading days immediately prior to the Effective Time.

LBI Discounted Cash Flow Analysis. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that LBI could produce on a stand-alone basis through December 31, 2017, under various circumstances, assuming that it performed in accordance with the projections provided by LBI’s management.

Sheshunoff estimated the terminal value for LBI at the end of December 31, 2017, by capitalizing the final period projected earnings using a discount rate that is the quotient of (1) the assumed annual long-term growth rate of the earnings of LBI of 4.0% plus 1% and (2) the difference between a range of required rates of return and the assumed annual long-term growth rate of earnings in (1) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that which is required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 13.0% to 15.0%. The discount range was chosen to reflect different assumptions regarding the required rates of return of LBI and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $167.07 to $213.61 as shown in the table below compared to the estimated merger consideration of $238.30 per share.

	Discount Rate
	15.0%	14.0%	13.0%
Present value (in thousands)	$196,297	$220,803	$250,990
Present value (per share)	$167.07	$187.92	$213.61

Analysis of Selected Transactions: Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to the merger. Three sets of transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of selected transactions for banks in the United States, for which pricing data were available, with assets between $1 billion and $10 billion that were announced since January 1, 2012, positive return on average assets, and non-performing assets to assets between 1% and 4%. These comparable transactions consisted of 11 mergers and acquisitions of banks with assets between $1.3 billion and $9.7 billion that were announced between January 25, 2012 and February 19, 2013. The analysis yielded multiples of the purchase prices in these transactions as shown below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	1.99	2.40	2.80	28.8	25.9	32.8	18.2
Minimum	0.71	1.16	1.03	2.6	7.3	9.0	0.3
Median	1.27	1.45	1.45	17.4	14.3	16.5	4.5
LBI*	1.06	1.62	1.48	14.4	9.8	12.9	4.9

*	Assumes merger consideration of $280 million or $238.30 per share.

The median pricing multiples to tangible book, 8% tangible book, and the premium to deposits in the comparable transactions were lower than those in the merger. The median price multiples to book value, last twelve-month earnings (LTM earnings), assets, and deposits for the comparable transactions were higher than the merger.

The second set of comparable transactions consisted of a group of selected transactions for banks in the United States located outside major metropolitan areas, for which pricing data were available, with assets between $1 billion and $10 billion that were announced since January 1, 2012, positive return on average assets, and non-performing assets to assets between 1% and 4%. These comparable transactions consisted of 5 mergers and acquisitions of banks with assets between $1.3 billion and $9.7 billion that were announced between January 25, 2012 and February 19, 2013. The analysis yielded multiples of the purchase prices in these transactions as shown below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	1.59	1.59	1.68	28.8	14.7	17.7	6.1
Minimum	0.71	1.16	1.03	2.6	7.3	9.0	0.3
Median	1.17	1.30	1.27	13.1	13.8	11.5	2.6
LBI*	1.06	1.62	1.48	14.4	9.8	12.9	4.9

*	Assumes merger consideration of $280 million or $238.30 per share.

The median pricing multiples to tangible book, 8% tangible book, LTM earnings, deposits, and premium to deposits in the comparable transactions were lower than those in the merger. The median pricing multiples to book value and assets for the comparable transactions were higher than the merger.

The third set of comparable transactions consisted of a group of selected transactions for banks in the United States headquartered in the Southwest or Southeast regions of the United States as defined by SNL Financial, for which pricing data were available, with assets between $1 billion and $10 billion that were announced since January 1, 2012, positive return on average assets, and non-performing assets to assets between 1% and 4%. These comparable transactions consisted of 6 mergers and acquisitions of banks with assets between $1.3 billion and $5.8 billion that were announced between March 5, 2012 and February 19, 2013. The analysis yielded multiples of the purchase prices in these transactions as shown below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	1.83	2.40	2.10	23.3	17.5	22.8	11.1
Minimum	1.14	1.22	1.03	8.6	11.1	10.8	0.3
Median	1.43	1.45	1.50	13.1	14.3	15.9	4.8
LBI*	1.06	1.62	1.48	14.4	9.8	12.9	4.9

*	Assumes merger consideration of $280 million or $238.30 per share.

The median pricing multiples to tangible book and LTM earnings in the comparable transactions were lower than those in the merger. The median price multiples to assets, deposits, and book for the comparable transactions were higher than the merger while the 8% tangible book multiple and the premium to deposits were similar to the merger.

Contribution Analysis: Sheshunoff reviewed the relative contributions of LBI and HBI to the combined company based on regulatory data as of March 31, 2013 for LBI and HBI. Sheshunoff compared the pro forma ownership interests of LBI and HBI of 17.5% and 82.5%, respectively, to: (1) total assets of 40.3% and 59.7%, respectively; (2) total loans of 41.3% and 58.7%, respectively; (3) total deposits of 38.5% and 61.5%, respectively; (4) net-interest income of 36.1% and 63.9%, respectively; (5) non-interest income of 37.8% and 62.2%, respectively; (6) non-interest expenses of 40.9% and 59.1%, respectively; (7) March 31, 2013 LTM earnings of 25.0% and 75.0%, respectively; and (8) total tangible equity of 28.6% and 71.4%, respectively. The contribution analysis shows that the ownership of LBI shareholders in the combined company is less than the contribution of the components listed. The contributions are shown in the table following:

	Assets	%	Loans	%	Deposits	%
Liberty Bancshares, Inc.	$2,853,120	40.3%	$1,875,494	41.3%	$2,173,524	38.5%
Home BancShares, Inc.	$4,225,507	59.7%	$2,667,815	58.7%	$3,465,436	61.5%

Combined Company	$7,078,627	100.0%	$4,543,310	100.0%	$5,638,960	100.0%

	Net Interest Income	%	Non-Interest Income	%	Non- Interest Expenses	%
Liberty Bancshares, Inc.	$94,732	36.1%	$25,080	37.8%	$68,103	40.9%
Home BancShares, Inc.	$167,850	63.9%	$41,193	62.2%	$98,208	59.1%

Combined Company	$262,582	100.0%	$66,273	100.0%	$166,311	100.0%

	Earnings	%	Shares *	%	Tg. Equity	%
Liberty Bancshares, Inc.	$21,989	25.0%	11,925,975	17.5%	$172,929	28.6%
Home BancShares, Inc.	$66,072	75.0%	56,228,594	82.5%	$431,455	71.4%

Combined Company	$88,061	100.0%	68,154,569	100.0%	$604,384	100.0%

Pro Forma Financial Impact: Sheshunoff analyzed the pro forma impact of the merger on estimated earnings per share and tangible book value per share for the twelve month periods ending December 31, 2014 and December 31, 2015 based on the projections provided by LBI’s management for LBI on a stand-alone basis assuming pre-tax cost savings of $14.5 million phased in by the end of calendar year 2015. The analysis indicated pro forma consolidated earnings per share dilution (on a cash basis) of $6.15 per share or 28.1% in year one and $8.67 per share or 33.5% in year two compared to estimated earnings per share for LBI on a stand-alone basis. The analysis further indicated pro forma consolidated tangible book value per share (including the cash consideration per share) dilution of $65.49 per share or 34.5% in year one and $66.26 per share or 32.4% in year two compared to LBI’s book value on a stand-alone basis. The contribution analysis shows that the ownership of LBI shareholders in the combined company is less than the contribution of the components listed due in part to the cash consideration to be received by the LBI shareholders.

Comparable Company Analysis: Sheshunoff compared the operating and market results of HBI to the results of other publicly traded banking companies. The comparable publicly traded companies in the United States were selected primarily on the basis of total asset size. HBI was compared to banks with total assets between $2 billion and $6 billion that had core returns on average assets (excludes securities gains and losses, extraordinary items, amortization of intangibles, and minority interest) greater than 1.00% for the last twelve months ending March 31, 2013. The data for the following table were based on GAAP financial information provided by SNL Financial and are as of March 31, 2013. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

	HBI (%)	Peer Group Median (%)
Net Interest Margin	4.82	3.80
Efficiency Ratio	45.6	57.4
Return on Average Assets	1.62	1.24
Return on Average Equity	13.09	12.13
Tangible Equity to Tangible Asset Ratio	10.45	10.32
Total Risk-Based Capital Ratio	15.04	16.58
Ratio of Non-performing Assets to Total Assets	2.58	1.57
Ratio of Non-performing Loans to Total Loans	2.74	2.04
Ratio of Loan Loss Reserves to Loans	1.72	1.49

HBI’s performance, as measured by its net interest margin, efficiency ratio, return on average assets and return on average equity, was better than that of its peers. HBI’s asset quality, as measured by its ratio of non-performing assets to total assets and its ratio of non-performing loans to total loans, was somewhat weaker than the peer group medians. Its ratio of loan loss reserves to loans was stronger than the median peer group. HBI’s capital level was generally similar to its peers with the tangible equity to asset ratio similar to the peers and total risk-based capital ratio slightly below that of its peers.

Sheshunoff compared HBI’s trading results to its peers. The results are contained in the following table. The data for the following table were based on publicly available GAAP financial information and market data provided by SNL Financial and are as of March 31, 2013.

	HBI		Peer Group Median
Market Price as a Multiple of Stated Book Value (times)	2.00	x	1.33	x
Market Price as a Multiple of Stated Tangible Book Value (times)	2.46	x	1.45	x
Price as a Multiple of LTM Earnings (times)	16.1	x	12.2	x
Market Price as a Percent of Assets	25.1%		14.6%
Dividend Yield	1.38%		2.06%
Dividend Payout	26.1%		32.6%

HBI’s price-to-book multiples as measured by its market price as a multiple of stated book value and its market price to stated tangible book value were higher than the comparable peer group medians. HBI’s market price to assets ratios was higher than that of its peers. HBI’s price-to-earnings multiple as shown in the price as a multiple of last 12 months earnings through March 31, 2013 was higher than its peers. HBI’s dividend yield and dividend payout ratio were lower than its peers.

Sheshunoff compared selected stock market results of HBI to the KBW Bank index for all publicly traded banks in the United States over a one-year and a three-year timeframe. HBI’s common stock price generally outperformed the index for the period from July 2012 until December 2012. For the period from December 2012 through late-March 2013, HBI’s stock price generally performed at the same level as the KBW Bank index. From late-March 2013, HBI’s stock price has outperformed the KBW Bank index.

On a three-year basis, HBI’s stock price performance was generally in-line with the KBW Bank index from July 2010 through September 2010 then underperformed the market from September 2010 to June 2011. Since June 2011, HBI’s stock has significantly outperformed the KBW Bank index.

No company or transaction used in the comparable company and comparable transaction analysis is identical to LBI, HBI, or HBI as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of LBI and HBI and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

Pursuant to its engagement letter with LBI, Sheshunoff will receive a fee of $230,000 for its advisory services and fairness opinion, none of which is contingent on the closing of the merger. In addition, LBI agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. LBI also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability. During the two years preceding the date of Sheshunoff’s opinion, Sheshunoff has not been engaged by, performed any services for, or received any compensation from LBI or HBI except as related to the advisory services in connection with the merger and delivery of the opinion.

The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any LBI shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by LBI.

Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by HBI pursuant to the merger is fair to LBI shareholders, from a financial point of view.

Recommendation of the HBI Board of Directors and Reasons for the Merger

HBI’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger was in the best interest of HBI and its shareholders. In reaching its conclusion to approve the Merger Agreement, the HBI’s board of directors considered a number of factors, including the following:

•	The combined market footprint for HBI in Arkansas that the acquisition would provide.

•	The potential earnings accretion for HBI in the future given the opportunities for improvement in operational efficiencies.

•	The familiarity with the LBI organization and management.

•	The common business philosophies and customer profiles.

•	The quality of the LBI organization from a financial and regulatory perspective.

•	The potential market acceptance and approval of a transaction of this size and quality.

•	The fairness of the consideration as supported by the Raymond James fairness opinion.

The discussion of the information and factors considered by the HBI’s board of directors is not exhaustive, but includes all the material factors considered by HBI’s board of directors. HBI’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of HBI and its shareholders.

HBI’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated are advisable and in the best interests of HBI and its shareholders. Accordingly, the board of directors unanimously approved the Merger Agreement and unanimously recommended that HBI’s shareholders vote “FOR” approval of the issuance of shares of HBI common stock in the merger.

Opinion of HBI’s Financial Advisor

The HBI board of directors requested that Raymond James & Associates, Inc. (“Raymond James”) evaluate the fairness, from a financial point of view, to HBI of the consideration to be paid by HBI in connection with the proposed merger of LBI with and into a newly formed, wholly owned acquisition subsidiary of HBI pursuant and subject to the Merger Agreement.

At a June 21, 2013 meeting of HBI’s board of directors, Raymond James provided the Board a preliminary overview of its analyses performed as of the date of the meeting. Raymond James advised the Board that its analyses were as of such date and based upon and subject to various qualifications and assumptions described in the meeting. At this meeting the Board did not request and Raymond James did not provide an opinion. Raymond James delivered its opinion to the board on June 25, 2013.

The full text of the Raymond James opinion, dated June 25, 2013, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Appendix B to this joint proxy statement/prospectus. The summary of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Holders of HBI’s common stock are urged to read the Raymond James opinion in its entirety. Raymond James provided its opinion for the information and assistance solely of HBI’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and the opinion only addresses whether, as of the date of such written opinion, the merger consideration to be paid by HBI in the merger pursuant to the Merger Agreement was fair, from a financial point of view, to HBI and does not address any other term or aspect of the Merger Agreement or the merger contemplated thereby. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to HBI or HBI’s underlying business decision to effect the merger or any related transaction. The opinion does not constitute a recommendation to HBI’s board of directors or any stockholder of HBI as to how the board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.

In connection with rendering its opinion, Raymond James, among other things, reviewed:

•	the financial terms and conditions of the Merger as set forth in the Merger Agreement, including an analysis of the merger consideration to be paid;

•	LBI’s audited and unaudited financial statements for the years ended December 31, 2010, December 31, 2011, and December 31, 2012 and for the quarter ended March 31, 2013;

•	LBI’s reports and schedules filed with its regulators for the years ended December 31, 2010, December 31, 2011, and December 31, 2012 and for the quarter ended March 31, 2013;

•	other financial and operating information provided by LBI;

•

and discussed with members of the senior management of HBI and LBI certain information regarding the historical and current financial and operating performance of LBI as provided by HBI and certain internal financial forecasts regarding the future financial results and condition of LBI (the “Projections”) prepared and provided to us by HBI’s senior management, which were approved for our use in connection with the preparation of this opinion by HBI;

•	comparative financial and operating data on the banking industry, LBI, and certain institutions which we deemed to be comparable to LBI;

•	certain publicly available information regarding actual and proposed business combinations involving companies deemed comparable to LBI, including valuations for such companies; and

•	such other analyses and information relating to LBI and the merger as Raymond James deemed relevant for the purpose of the opinion.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by HBI, LBI or any other party, as well as publicly available information, and did not undertake any duty or responsibility to verify independently any of such information. In addition. Raymond James did not receive or review any individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of LBI or any of its respective subsidiaries and Raymond James was not furnished with any such evaluations or appraisals. Raymond James is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses, accordingly, it has assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections, Raymond James was advised by HBI and has assumed that the Projections have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of HBI as to the future financial performance of the LBI. Raymond James was authorized by HBI to rely upon such forecasts and other information and data, including without limitation the Projections, and Raymond James expresses no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. Raymond James assumed that each party to the Merger Agreement would advise it promptly if any information previously provided to Raymond James became inaccurate or was required to be updated during the period of its review. Based upon the terms specified in the Merger Agreement, Raymond James assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Raymond James did not express any opinion as to the value of HBI’s common stock or LBI’s common stock following the announcement of the proposed merger, the value of HBI’s common stock following the consummation of the merger, or the prices at which shares of HBI’s common stock or LBI’s common stock may be purchased or sold at any time, which in each case, may vary depending on numerous factors, including factors outside of the control of HBI and LBI.

In rendering its opinion, Raymond James relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the draft Merger Agreement reviewed by Raymond James. Raymond James further assumed that the merger would be consummated on the terms described in the Merger Agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which HBI is a party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on HBI.

In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) historical and projected assets, loans, deposits, revenues, net income and capitalization of LBI and certain other publicly held companies, with publicly traded equity securities, that it believed relevant; (ii) the current and projected financial position and results of operations of LBI; (iii) financial and operating information concerning selected business combinations which it deemed comparable in whole or in part; and (iv) the general condition of the securities markets.

Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid by HBI. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of HBI’s board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James in matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of HBI’s board of directors, on the fact that HBI was assisted by legal, accounting and tax advisors, and assumed that the assessments by HBI and its advisors, as to all legal, accounting and tax matters with respect to HBI and the merger were correct. In formulating its opinion, Raymond James considered only the merger consideration to be paid by HBI, and Raymond James had not considered, and its opinion does not address, any other payments that may be made to employees or other stockholders of HBI in connection with the merger. Raymond James had not been requested to opine as to, and the opinion does not express an opinion as to or otherwise address, among other things the fairness of the merger or the merger consideration to the holders of any class of securities, creditors or other constituencies of HBI, or to any other party. Raymond James did not and does not assume any fiduciary duty to HBI’s board of directors, stockholders or any other party.

The following summarizes the material financial analyses presented by Raymond James to HBI’s board of directors at its meeting on June 21, 2013, as updated and delivered with the opinion to reflect changes in the prices of relevant securities quoted in the U.S. public securities markets as of the close of the U.S. securities markets on June 24, 2013, which material was considered by Raymond James in rendering the opinion described below on June 25, 2013. No company or transaction used in the analyses described below is directly comparable to HBI, LBI or the contemplated merger.

Selected Public Companies Analysis. Raymond James analyzed the relative valuation multiples of eight publicly-traded banks on major exchanges headquartered in Arkansas, Missouri, Oklahoma, and Tennessee with total assets between $1 billion and $5 billion, including:

•	Home BancShares, Inc

•	Great Southern Bancorp, Inc.

•	Bank of the Ozarks, Inc.

•	Simmons First National Corp.

•	Enterprise Financial Services

•	Southwest Bancorp, Inc.

•	Cass Information Systems

•	Hawthorn Bancshares, Inc.

Raymond James calculated various financial multiples for each company, including (i) market value compared to book value, tangible book value, and earnings per share for the most recent actual twelve months results, referred to as LTM, and (ii) market value per share compared to earnings per share, using Wall Street estimates for the selected companies for the fiscal years 2013 and 2014. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at Raymond James’ request and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the LBI implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Price /
	Book Value (%)	Tangible Book Value (%)	LTM EPS (x)	2013E EPS (x)	2014E EPS (x)
Mean	167.0	183.1	16.8	15.9	15.2
Median	114.6	129.9	18.1	16.1	15.3
Minimum	80.8	80.9	7.4	9.4	11.7
Maximum	299.6	327.8	24.2	22.5	17.4

Merger consideration	106.3	161.9	12.7	12.7	11.6

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to LBI’s actual and projected financial results and determined the implied common equity value of LBI common stock and then compared those implied common equity values to the merger consideration of $280 million. The results of this are summarized below:

	Implied Common Equity Value Based on ($ million)
	Book Value	Tangible Book Value	LTM EPS	2013E EPS	2014E EPS
Mean	$439.8	$316.7	$325.5	$351.9	$366.3
Median	$301.8	$224.6	$351.3	$355.3	$370.5
Minimum	$212.9	$139.8	$144.6	$206.8	$282.6
Maximum	$789.1	$566.9	$469.8	$497.4	$420.5

Merger consideration	$280.0	$280.0	$280.0	$280.0	$280.0

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of U.S. banks and thrifts with announced deal values between $100 million and $500 million and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	Union First Market Bankshares Corporation/ StellarOne Corporation

•	First Merchants Corporation/ CFS Bancorp, Inc.

•	Provident New York Bancorp/ Sterling Bancorp

•	SCBT Financial Corporation/ First Financial Holdings, Inc.

•	F.N.B. Corporation/ PVF Capital Corp.

•	United Bankshares, Inc./ Virginia Commerce Bancorp, Inc.

•	Renasant Corporation/ First M&F Corporation

•	PacWest Bancorp/ First California Financial Group, Inc.

•	NBT Bancorp Inc./ Alliance Financial Corporation

•	Prosperity Bancshares, Inc./ Coppermark Bancshares, Inc.

•	Oriental Financial Group Inc./ BBVA’s Puerto Rico operations

•	Investors Bancorp, Inc. (MHC)/ Marathon Banking Corporation

•	Berkshire Hills Bancorp, Inc./ Beacon Federal Bancorp, Inc.

•	Trustmark Corporation/ BancTrust Financial Group, Inc.

•	Capital Bank Financial Corporation/ Southern Community Financial Corporation

•	Cadence Bancorp, LLC/ Encore Bancshares, Inc.

•	Carlile Bancshares, Inc./ Northstar Financial Corporation

•	Tompkins Financial Corporation/ VIST Financial Corp.

•	Old National Bancorp/ Indiana Community Bancorp

•	Susquehanna Bancshares, Inc./ Tower Bancorp, Inc.

•	F.N.B. Corporation/ Parkvale Financial Corporation

•	Valley National Bancorp/ State Bancorp, Inc.

•	Brookline Bancorp, Inc./ Bancorp Rhode Island, Inc.

•	IBERIABANK Corporation/ Cameron Bancshares, Inc.

•	Susquehanna Bancshares, Inc./ Abington Bancorp, Inc.

•	Industrial and Commercial Bank of China Limited/ Bank of East Asia (USA), National Association

•	People’s United Financial, Inc./ Danvers Bancorp, Inc.

Raymond James examined valuation multiples of transaction common equity value compared to LBI’s book value, tangible book value, LTM earnings, and core deposit premium, in each case, where such information was publicly available. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for LBI implied by the merger consideration. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to LBI’s book value, tangible book value, LTM earnings, and core deposits to determine the implied common equity value and then compared those implied common equity values to the merger consideration of $280 million. The results of the selected transactions analysis are summarized below:

	Price /
	Book Value (%)	Tangible Book Value (%)	LTM EPS (x)	Core Deposit Premium (%)
Mean	135.3	153.5	21.0	7.1
Median	134.3	151.0	21.0	6.0
Minimum	71.2	91.5	12.0	-0.3
Maximum	188.2	240.1	33.4	21.1

Merger consideration	106.3	161.9	12.7	7.7

	Implied Common Equity Value Based on ($ million)
	Book Value	Tangible Book Value	LTM EPS	Core Deposit Premium
Mean	$356.4	$265.4	$407.4	$271.7
Median	$353.7	$261.1	$408.4	$256.9
Minimum	$187.4	$158.2	$232.3	$169.4
Maximum	$495.8	$415.1	$649.6	$467.3

Merger consideration	$280.0	$280.0	$280.0	$280.0

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of LBI’s projected free cash flows for the years ending December 31, 2013 through December 31, 2017 on a standalone basis. Raymond James used project cash flows, defined as net income to common shareholders, less core deposit intangible amortization.

The discounted cash flow analysis was based on projections of the financial performance of LBI that represented the best available estimates and judgment of management. Consistent with the periods included in the financial projections, Raymond James used calendar year 2017 as the final year for the analysis and applied multiples, ranging from 11.0x to 15.0x, to calendar 2017 cash net income to common shareholders in order to derive a range of terminal values for LBI in 2017.

The projected cash flows and terminal values were discounted using rates ranging from 10.9% to 14.9%, which reflected the cost of equity associated with executing LBI’s business plan. Raymond James reviewed the range of aggregate common equity values derived in the discounted cash flow analysis and compared them to the merger consideration. The results of the discounted cash flow analysis are summarized below:

Implied Common Equity Value ($ million)
Minimum	$255.0
Maximum	$365.2

Merger consideration	$280.0

Additional Considerations. The preparation of a fairness opinion is a complex process and ais not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’ view of the actual value of LBI.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of HBI. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to HBI’s board of directors and were prepared solely as part of Raymond James’ analysis of the fairness, from a financial point of view, to HBI of the consideration to be paid in connection with the proposed merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into consideration by HBI’s board of directors in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of HBI board of directors’ or HBI management’s opinion with respect to the value of the LBI. HBI placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’ opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on June 25, 2013, and any material change in such circumstances and conditions may affect Raymond James’ opinion, but Raymond James does not have any obligation to update, revise or reaffirm that opinion.

HBI retained Raymond James based on its qualifications and experience in providing financial advice, on its reputation as a nationally recognized investment banking firm and its experience in the banking sector. During the two years preceding the date of Raymond James’ opinion, Raymond James has not been engaged by, performed any services for or received any compensation from HBI except as related to the delivery of the opinion. For services rendered in connection with the delivery of its opinion, HBI paid Raymond James an investment banking fee of $225,000. HBI also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of HBI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to HBI and/or LBI or other participants in the merger in the future, for which Raymond James may receive compensation.

Management and Board of Directors of HBI After the Merger

Upon completion of the merger, the board of directors of HBI will consist of the directors serving on the board of directors of HBI prior to the effective time of the merger. Upon completion of the merger, HBI board of directors intends to appoint two directors from the board of directors of LBI, Wallace W. Fowler and Mark P. Fowler, to the HBI board of directors, each of whom is expected to be “independent” under the listing standards of The NASDAQ Global Select Market. The biographies of Messrs. Fowler below contain information regarding each person’s business experience, director positions held at any time during the last five years, and the experiences, qualifications, attributes or skills that caused the HBI board of directors to determine that each of Messrs. Fowler should serve as a director of HBI.

Wallace W. Fowler, age 78, is the founder of Liberty Bancshares, Inc. and has served as its Chairman and Chief Executive Officer and as Chairman and Chief Executive Officer of Liberty Bank of Arkansas since inception in 2001. Mr. Fowler has more than 30 years of banking experience, including service as Chairman and Chief Executive Officer of Southwest Bancshares, Inc. and its subsidiary banks, First Bank of Arkansas, from 1992 to 1997 when it sold to First Commercial Corporation. Mr. Fowler also served as Chairman and Chief Executive Officer of Mercantile Bancshares, Inc. and North Arkansas Bancshares, Inc. from 1985 to 1990 when it sold to Union Planters Corporation. Mr. Fowler is Chairman, Chief Executive Officer, and owner of Fowler Foods, Inc., a privately held company involved in management of Kentucky Fried Chicken and Taco Bell restaurants in five states. He has been a KFC franchisee since 1965, and at one time was the fourth largest franchisee in the United States owning 93 stores. Mr. Fowler is the father of Mark P. Fowler.

Mark P. Fowler, age 49, is currently and has served as President of Liberty Bancshares, Inc. and Vice Chairman of Liberty Bank of Arkansas since 2001. Mr. Fowler has more than 25 years of banking experience, including service as President and Director of First Bank of Arkansas from 1992 to 1997 and Assistant Vice President of Mercantile Bank of Jonesboro from 1987 to 1990. Mr. Fowler is currently a board member of the Federal Reserve Bank St. Louis – Memphis Branch. Mr. Fowler is a Kentucky Fried Chicken franchisee with ownership interest in 31 restaurants. Mr. Fowler is the son of Wallace W. Fowler.

The remaining current directors and senior officers of HBI are expected to continue in their current positions, other than as has been or may be publicly announced by HBI in the normal course. Information about the current HBI directors and executive officers can be found in the documents listed under “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Interests of LBI Directors and Executive Officers in the Merger and Golden Parachute Compensation

Certain of LBI’s directors and executive officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of LBI, including, but not limited to, (1) potential payments under their employee change in control severance agreements and (2) continuation of indemnification after the merger.

LBI has a company practice, which began in 2001, of entering into employee severance agreements with certain officers of the company. The merger with HBI will constitute a change in control of LBI under the provisions of these employee severance agreements and the following compensation could be payable in connection with the merger:

Name	Cash ($)		Equity ($)		Perquisites/ Benefits ($)		Total ($)
Wallace W. Fowler, Chief Executive Officer	—		—		—		—
Lloyd McCracken, Chief Financial Officer	$1,800,000	(2)	$77,400	(3)	$2,871	(4)	$1,880,271
Mark Fowler	$1,800,000	(5)	$77,400	(6)	$2,871	(7)	$1,880,271
John Freeman	$1,800,000	(8)	$77,400	(9)	$2,871	(10)	$1,880,271
Roy Reaves	$821,000	(11)	—	(12)	$2,871	(13)	$823,871

(1)	Wallace W. Fowler has no employee severance agreement and owns no options.
(2)	LBI entered into an employee severance agreement with Lloyd McCracken dated October 9, 2007 that provides that in the event of a change of control and if at any time thereafter the employee’s employment is terminated or the employee is constructively discharged (as described in more detail below), the employee is entitled to receive severance pay equal to thirty-six (36) months of the employee’s base salary as of the date of the change of control to be paid in one lump sum.
(3)	Lloyd McCracken owns stock options representing the right to purchase shares of LBI common stock and will receive an aggregate of $77,400 (the difference between the exercise price and the per-share consideration) upon termination of those stock options in connection with the closing of the merger.
(4)	The employee severance agreement with Lloyd McCracken provides that LBI will permit the employee to remain on the company’s medical insurance plan. If the company insurance is not available, the company is to pay the employee portion of health insurance for the shorter of the severance period or COBRA period. The cost of this health insurance over a period of eighteen (18) months will be $2,871.
(5)	LBI entered into an employee severance agreement with Mark Fowler dated October 9, 2007 that provides that in the event of a change of control and if at any time thereafter the employee’s employment is terminated or the employee is constructively discharged (as described in more detail below), the employee is entitled to receive severance pay equal to thirty-six (36) months of the employee’s base salary as of the date of the change of control to be paid in one lump sum.
(6)	Mark Fowler owns stock options representing the right to purchase shares of LBI common stock and will receive an aggregate of $77,400 (the difference between the exercise price and the per-share consideration) upon termination of those stock options in connection with the closing of the merger.
(7)	The Employee severance agreement with Mark Fowler provides that LBI will permit the employee to remain on the company’s medical insurance plan. If the company insurance is not available, the company is to pay the employee portion of health insurance for the shorter of the severance period or COBRA period. The cost of this health insurance over a period of eighteen (18) months will be $2,871.
(8)	LBI entered into an employee severance agreement with John Freeman dated October 9, 2007 that provides that in the event of a change of control and if at any time thereafter the employee’s employment is terminated or the employee is constructively discharged (as described in more detail below), the employee is entitled to receive severance pay equal to thirty-six (36) months of the employee’s base salary as of the date of the change of control to be paid in one lump sum.
(9)	John Freeman owns stock options representing the right to purchase shares of LBI common stock and will receive an aggregate of $77,400 (the difference between the exercise price and the per-share consideration) upon termination of those stock options in connection with the closing of the merger.
(10)	The employee severance agreement with John Freeman provides that LBI will permit the employee to remain on the company’s medical insurance plan. If the company insurance is not available, the company is to pay the employee portion of health insurance for the shorter of the severance period or COBRA period. The cost of this health insurance over a period of eighteen (18) months will be $2,871.

(11)	LBI entered into an employee severance agreement with Roy Reaves dated August 27, 2001 that provides that in the event of a change of control and if at any time thereafter the employee’s employment is terminated or the employee is constructively discharged (as described in more detail below), the employee is entitled to receive severance pay equal to twenty-four (24) months of the employee’s base salary as of the date of the change of control to be paid in one lump sum.
(12)	Roy Reaves owns no stock options.
(13)	The employee severance agreement with Roy Reaves provides that LBI will permit the employee to remain on the company’s medical insurance plan. If the company insurance is not available, the company is to pay the employee portion of health insurance for the shorter of the severance period or COBRA period. The cost of this health insurance over a period of eighteen (18) months will be $2,871.

The employee severance agreements described in Notes 2, 5, 8 and 11 to the table above (the “Employee Severance Agreements”) provide that after a change in control, if at any time thereafter the employee shall (i) be involuntarily terminated from employment, or (ii) be constructively discharged and such involuntary termination or constructive discharge occurs within two (2) years following the change of control, the employee shall be paid the severance pay described in cash and perquisites/benefits columns of the foregoing table. The employee is deemed to have been constructively discharged in the event any of the following occurs and employee voluntarily terminates employment within sixty (60) days after such event:

•	Employee’s base salary is reduced to an amount less than employee’s base salary as of the date of the change of control;

•

Employee is assigned duties inconsistent with employee’s position which results in a diminution of employee’s authority, duties and responsibilities or employee’s office arrangements are not in keeping with such position, excluding an isolated and inadvertent action not taken in bad faith which is remedied promptly on receipt of notice given by employee;

•

Employee is not provided with benefits (including but not limited to medical insurance, life insurance, disability benefits, retirement plan, and vacation) which in the aggregate are substantially equivalent with those available to employee as of the date of the change of control;

•	Employee is reassigned to a location more than thirty (30) miles from his workplace at the time of the change of control;

•	Indication is made by the company or its successors after the change of control that it will not honor the Employee Severance Agreement;

•	The employee voluntarily terminates his employment prior to the end of the thirty-day period following the first anniversary of a change of control.

The Employee Severance Agreements limit the maximum amount that may be paid thereunder, if the present value of the severance payments (including any premiums paid) is equal to or greater than three times the individual’s annualized includible compensation averaged over the five most recent calendar years ending prior to the change of control (or such shorter time period during which individual has been employed).

The Employee Severance Agreements include a covenant not to compete applicable if the employee voluntarily terminates his employment during the thirty-day period following the first anniversary of a change of control and such employee receives severance pay. In such case, the employee has agreed that for a period of months equal to the severance pay amount received by the monthly base salary of the employee as of the date of the change of control, such person will not, as an employee, owner, shareholder, officer or director, engage in the banking business, directly or indirectly, within a sixty-mile radius of his current principal office. Notwithstanding this restriction, the employee may own less than two percent of the capital stock of a corporation which is engaged in the banking business that has a class of securities registered pursuant to the Exchange Act. The Employee Severance Agreements also include a nondisclosure agreement requiring the employee to keep and maintain company information confidential during the term of the agreement and following the termination thereof.

The Employee Severance Agreements automatically renewed on December 31, 2012 and will renew every subsequent December 31, unless either party terminates in writing at least thirty (30) days prior to renewal.

Pursuant to the merger, HBI has agreed to indemnify and hold harmless the present and former directors and officers of LBI and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger to the extent permitted under applicable law. In addition, HBI has agreed that for a period of six (6) years following the effective time of the merger, that it will provide director’s and officer’s liability insurance coverage to such persons.

Series C Preferred Stock and Stock Options

Series C Preferred Stock. LBI has outstanding 52,500 shares of preferred stock issued to United States Treasury pursuant to the Small Business Lending Fund (“SBLF”). The dividend rate paid on the preferred stock is presently 5%. The dividend rate adjusts based upon an increase or decrease in SBLF qualifying loans. HBI intends to redeem the SBLF preferred shares at or soon after the completion of the merger.

LBI Stock Options. LBI has outstanding options to purchase 18,350 shares of LBI common stock, which options were issued pursuant to its non-qualified stock option plan. All of the options have vested. Pursuant to the terms of the options, LBI intends to terminate all of the outstanding options at or prior to the effective time and pay the option holder the difference between the option price and the merger consideration. The total amount to be paid for termination of the options is approximately $475,000.

THE MERGER AGREEMENT

Effects of the Merger

As a result of the merger, Acquisition Sub, a wholly-owned subsidiary of HBI to be incorporated prior to the closing of the merger, will merge with and into LBI. Following the merger, LBI will continue as the surviving corporation. The articles of incorporation and bylaws of the surviving corporation will be the articles of incorporation and bylaws of Acquisition Sub as in effect immediately prior to the effective time of the merger, and the directors and officers of Acquisition Sub immediately prior to the effective time of the merger will be the directors and officers of the surviving corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

As soon as reasonably practicable following the merger, HBI shall cause Liberty Bank to be merged with and into Centennial Bank in the second-step merger, with Centennial Bank surviving this second merger and continuing its existence under the laws of the State of Arkansas. The separate corporate existence of Liberty Bank shall cease as of the effective time of this second-step merger.

As a result of the merger, there will no longer be any shares of LBI common stock. LBI shareholders will no longer have any direct interest in the surviving company. LBI shareholders receiving shares of HBI common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of HBI common stock. All of the other incidents of direct stock ownership in LBI, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from LBI, will be extinguished upon completion of the merger.

Effective Time of the Merger

The closing of the merger will occur at approximately 10:00 a.m., Central Time, on October 24, 2013, unless the parties mutually agree to extend the closing. The merger will be completed legally at the date and time specified in the articles of merger to be filed by HBI with the Secretary of State of the State of Arkansas. As of the date of this joint proxy statement/prospectus, the parties expect that the merger will be effective during the third or fourth calendar quarter of 2013. However, there can be no assurance as to when or if the merger will occur.

As described below, if the merger is not completed by March 1, 2014, the Merger Agreement may be terminated by either HBI or LBI, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. LBI has agreed that, prior to the effective time of the merger, it will conduct its business, and cause its subsidiaries to conduct their respective businesses, in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. LBI and HBI have agreed to take no action (and to cause their subsidiaries to take no action) that is intended to or would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the completion of the merger or to perform the covenants and agreements in the Merger Agreement or to consummate the merger and the other transactions contemplated by the Merger Agreement.

In addition to the general covenants above, LBI has agreed that prior to the effective time of the merger, subject to specified exceptions, it will not, and will not permit its subsidiaries to, without the prior approval of HBI (which approval shall not be unreasonably withheld):

•

enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable legal requirement or policies imposed by any governmental authority;

•	make any capital expenditures in excess of $50,000 individually other than as required pursuant to contracts already entered into;

•

terminate, enter into, amend, modify or renew any employee benefit plan (as defined by ERISA), any material contract (as defined by Regulation S-K), or any other contracts not in the ordinary course of business;

•

issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of LBI’s stock or any additional options or other rights, grants or awards with respect to LBI’s stock;

•

make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock other than its usual and customary dividend of $2.25 per share during the third quarter of 2013 (to be paid on August 1, 2013) and its usual and customary dividend of $2.25 per share during the fourth quarter of 2013 (to be paid on February 1, 2014, if the closing has not occurred by December 31, 2013.)

•

sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to LBI;

•

incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, provided that LBI may continue to borrow money from the Federal Home Loan Bank System, the Federal Reserve or any other governmental authority in a manner consistent with past practice;

•

make, renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of $500,000; provided that LBI may, renew or amend any extension of credit in the ordinary course of business and consistent with past practice less than $1,000,000 if, with respect to a pre-existing relationship with a borrower, (A) there has been no material adverse change in the relationship with such borrower, or (B) there has been such a material adverse change but LBI is attempting to mitigate loss with respect to the borrower in the ordinary course of business and consistent with past practice;

•

enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of it or for the account of a customer of it, except in the ordinary course of business and consistent with past practice;

•

acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other person;

•	merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence;

•	file any application to establish, or to relocate or terminate the operations of, any banking office;

•

amend the LBI articles of incorporation or bylaws or similar organizational documents for its subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by LBI with respect to any of their respective directors, officers, employees, agents or other entities;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a governmental authority;

•

make, change or revoke any tax election, file any amended tax return (unless to correct an error with the prior written consent of HBI, such consent not to be unreasonably withheld or delayed), enter into any closing agreement, settle any tax audit, claim or assessment, surrender or reduce any right to claim a refund of taxes, agree to extend any statute of limitations relating to taxes, fail to duly and timely file with appropriate taxing authorities all tax returns required to be filed by or with respect to LBI or its subsidiary or fail to remit any taxes due, whether or not shown on any tax return;

•

without the prior written consent of HBI, such consent not to be unreasonably withheld or delayed, settle any action, suit, claim or proceeding against LBI, except for any action, suit, claim or proceeding arising out of or in connection with the Merger Agreement or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice in an amount or for consideration not in excess of $100,000 that would not (A) impose any material restriction on the business after the Closing, HBI or their respective affiliates or (B) create precedent for claims that are reasonably likely to be material to LBI or, after the Closing, HBI or their respective affiliates;

•

other than in the ordinary course of business and consistent with past practice, terminate, enter into, amend, modify (including by way of interpretation) or renew any employment, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant, or grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except to make changes that are required by any applicable legal requirements;

•

terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any employee benefit plan (as defined by ERISA), except (A) as required by applicable legal requirements, or (B) to satisfy contractual obligations existing as of the date hereof;

•

(A) grant, extend, amend, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which LBI is licensed or otherwise permitted by a third party to use;

•	participate in any program sponsored or administered by any governmental authority, which program is not part of the usual and customary banking business of LBI or Liberty Bank;

•

engage in (or modify in a manner adverse to LBI) any transactions with any entity known to be a shareholder of LBI or any director or officer of LBI or Liberty Bank (or any affiliate of any such person), other than deposit relationships in the ordinary course of business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with LBI and did not involve more than the normal risk of collectability or present other unfavorable features;

•

knowingly take, or knowingly omit to take, any action that would result in a violation of the Merger Agreement covenants, or would result in any of the representations and warranties of LBI made in the Merger Agreement becoming untrue, or would prevent LBI from performing its obligations under the Merger Agreement or consummating the closing;

•	enter into any contract in violations of the covenants, representations or warranties of the Merger Agreement; and

•	enter into, or extend, any leases or rental agreements.

Regulatory Matters. HBI and LBI have agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part. HBI and LBI have agreed to use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and to mail or deliver the joint proxy statement/prospectus to their shareholders. HBI has also agreed to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to consummate the merger, and LBI has agreed to furnish all information concerning LBI and the holders of LBI common stock as may be reasonably requested in connection with any such action.

HBI and LBI have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger as soon as possible, and no later than March 1, 2014, to the extent reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. LBI and HBI have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to LBI or HBI (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the Merger Agreement. In addition, LBI and HBI will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the merger and each party will keep the other apprised of the status of matters relating to the completion of the merger. Each party will consult with the other in advance of any meeting or conference with any governmental entity in connection with the merger and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

Additionally, each of HBI and LBI has agreed to furnish to the other, upon request, all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of HBI, LBI or any of their respective subsidiaries to any governmental entity in connection with the merger.

HBI and LBI have agreed to use their reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing of the merger, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any governmental entity so as to enable the closing of the merger to occur as soon as possible, and in any event no later than March 1, 2014, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of HBI, LBI, and their respective subsidiaries, effecting the dissolution, internal merger or consolidation of subsidiaries of HBI or LBI effective upon the completion of the merger, or enhancing internal controls (including by increasing staffing levels and external hires).

Each of HBI and LBI will promptly advise the other upon receiving any communication from any governmental entity the consent or approval of which is required for consummation of the merger that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval may be materially delayed.

Shareholder Approval. LBI’s board of directors has resolved to recommend to the LBI shareholders that they approve the Merger Agreement and to submit to LBI shareholders the Merger Agreement and any other matters required to be approved by LBI shareholders in order to carry out the intentions of the Merger Agreement, subject to certain exceptions if, following the receipt of a Superior Proposal (as defined below), the board of directors of LBI concludes in good faith (and based on the advice of counsel) that the failure to withdraw its recommendation or terminate the Merger Agreement would more likely than not result in a violation of the board’s fiduciary duties under applicable law.

HBI’s board of directors has resolved to recommend to the HBI shareholders that they approve the issuance of HBI common stock to be delivered to shareholders of LBI in connection with the merger and to submit to the HBI shareholders a proposal to issue such shares of HBI common stock and any other matters required to be approved by the HBI shareholders in order to carry out the intentions of the Merger Agreement.

NASDAQ Listing. HBI will cause the shares of HBI common stock to be issued in the merger to have been authorized for listing on The NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the merger.

Employee Matters. The Merger Agreement provides that HBI shall provide each employee who is actively employed by LBI on the closing date while employed by HBI following the closing date with employee benefits which, in the aggregate, are no less favorable than employee benefits provided by HBI to similarly situated employees of HBI.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the merger, HBI and the surviving corporation in the merger will indemnify and hold harmless each present and former director and officer of LBI and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, to the fullest extent permitted under applicable law. HBI and the surviving corporation have also agreed to advance such indemnified expenses as incurred to the fullest extent permitted under applicable law, which will be repaid if it is ultimately determined that such person is not entitled to indemnification.

In addition, for a period of six years following the effective time of the merger, HBI will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of LBI or any of its Subsidiaries (determined as of the effective time) (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for LBI) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by the Merger Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by LBI; provided that in no event shall LBI be required to expend, on an annual basis, an amount in excess of 150% of the aggregate annual premiums or renewals paid as of the date hereof by LBI for any such insurance (the “Premium Cap”); provided, further, that if any such annual expense at any time would exceed the Premium Cap, then LBI will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. Prior to the effective time and in lieu of the foregoing, LBI will use commercially reasonable best efforts to purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence and fully pay for such policy prior to the effective time.

No Solicitation. The Merger Agreement precludes LBI and its subsidiaries and their respective officers, directors, agents, advisors and affiliates from initiating, soliciting, or encouraging inquiries or proposals with respect to, or participating in any negotiations concerning, or providing any nonpublic information relating to, any Acquisition Proposal (as defined below). However, if at any time after the date of the Merger Agreement and prior to obtaining the approval of the Merger Agreement by LBI shareholders, LBI receives an unsolicited bona fide Acquisition Proposal and the board of directors of LBI concludes in good faith that such Acquisition Proposal constitutes, a Superior Proposal (as defined below), then LBI and its board of directors may, and may permits its subsidiaries and LBI’s and its subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the board of directors of LBI concludes in good faith (and based on the advice of counsel) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law. Prior to providing any such nonpublic information or engaging in any such negotiations, LBI must have entered into a confidentiality agreement with such third party on terms no less favorable to LBI than the confidentiality agreement between LBI and HBI, and such confidentiality agreement must expressly permit LBI to comply with its obligations pursuant to the Merger Agreement. LBI must promptly (and in any event within 24 hours) advise HBI following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and keep HBI promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of any such request, inquiry or Acquisition Proposal, or all amendments or proposed amendments thereto) on a current basis.

As used in the Merger Agreement, “Acquisition Proposal” means any proposal or offer other than the Merger Agreement with respect to any transaction or any public announcement by any entity of a proposal, plan or intention with respect to any (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of LBI in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

In addition, in the event that LBI receives an Acquisition Proposal that LBI’s board of directors concludes in good faith constitutes a Superior Proposal (as defined below), the board of directors of LBI may withdraw or materially and adversely modify its recommendation that LBI shareholders vote to approve the Merger Agreement, or recommend to its shareholders a Acquisition Proposal other than the merger, or terminate the Merger Agreement, if it concludes in good faith (and based on the advice of counsel) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, as long as LBI gives HBI prior written notice at least four business days before taking such action and during such four business day period LBI negotiates in good faith with HBI to enable HBI to make an improved offer that is at least as favorable to the shareholders of LBI as such alternative Acquisition Proposal.

As used in the Merger Agreement, “Superior Proposal” means any proposal or offer other than the Merger Agreement with respect to any transaction or any public announcement by any entity of a proposal, plan or intention with respect to any (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of LBI in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 50% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

Representations and Warranties

The Merger Agreement contains representations and warranties made by LBI to HBI relating to a number of matters, including the following:

•	corporate organization, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required regulatory consents, approvals and filings necessary in connection with the merger;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	compliance with applicable law, including the existence of cease-and-desist orders, consent agreements or memoranda of understanding or similar communications with governmental entities;

•	employee benefit matters;

•	accuracy of LBI information provided in this joint proxy statement/prospectus;

•	legal proceedings;

•	certain material contracts;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	loan matters;

•	Community Reinvestment Act compliance;

•	investment securities;

•	related party transactions; and

•	labor matters.

The Merger Agreement also contains representations and warranties made by HBI to LBI relating to a number of matters, including the following:

•	corporate organization, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required regulatory consents, approvals and filings necessary in connection with the merger;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	legal proceedings; and

•	tax matters.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” means, with respect to any party, a material adverse effect on (a) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of the Merger Agreement or the contemplated transactions or the consummation of the contemplated transactions, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate; or (b) the ability of such party to timely consummate the contemplated transactions.

The representations and warranties in the Merger Agreement do not survive the effective time of the merger and, as described below under “Effect of Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, unless a party knowingly breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this joint proxy statement/prospectus as Appendix A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by HBI and LBI, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of HBI, LBI or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in HBI’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that HBI publicly files with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of HBI and LBI to complete the merger are subject to the satisfaction of the following conditions:

•	receipt of the LBI shareholder approval of the Merger Agreement and of the HBI shareholder approval of the issuance of HBI common stock in connection with the merger;

•	authorization for the listing on The NASDAQ Global Select Market of the HBI common stock to be issued in the merger, subject to official notice of issuance;

•

the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of a stop order suspending the effectiveness of the Form S-4 or any proceeding initiated or threatened by the SEC for that purpose;

•

the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the merger or the other transactions contemplated by the Merger Agreement; and

•

the receipt of all requisite regulatory approvals of governmental entities, including the necessary regulatory approvals from the Federal Reserve, the FDIC, the U.S. Treasury and the Arkansas State Bank Department, and the expiration of all statutory waiting periods in respect thereof.

Conditions to Obligations of HBI. The obligation of HBI and Acquisition Sub to complete the merger is also subject to the satisfaction, or waiver by HBI, of the following conditions:

•

the accuracy of the representations and warranties of LBI as of the closing date of the merger, other than, in most cases, those failures to be true and correct that (disregarding any materiality, material adverse effect and similar qualifying terms), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on LBI, and the receipt by HBI of an officer’s certificate to such effect;

•

performance in all material respects by LBI of the obligations required to be performed by it at or prior to the closing date of the merger, and the receipt by HBI of an officer’s certificate to such effect;

•	receipt by HBI of an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., as to certain tax matters; and

•	receipt by HBI of a fairness opinion to the effect that the merger consideration to be paid by HBI is fair to HBI from a financial point of view.

Conditions to Obligations of LBI. The obligation of LBI to complete the merger is also subject to the satisfaction, or waiver by LBI, of the following conditions:

•

the accuracy of the representations and warranties of HBI as of the closing date of the merger, other than, in most cases, those failures to be true and correct that (disregarding any materiality, material adverse effect and similar qualifying terms), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on HBI, and the receipt by LBI of an officer’s certificate to such effect;

•

performance in all material respects by HBI of the obligations required to be performed by it at or prior to the closing date of the merger, and the receipt by LBI of an officer’s certificate to such effect;

•	receipt by LBI of an opinion as to certain tax matters; and

•	receipt by LBI of a fairness opinion to the effect that the merger consideration to be received by LBI shareholders is fair to such shareholders from a financial point of view.

Termination; Termination Fee

The Merger Agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the Merger Agreement by LBI shareholders and of the stock issuance by HBI.

•	by mutual written consent of HBI and LBI;

•

by either HBI or LBI, if a requisite regulatory approval is denied and such denial has become final and non-appealable, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement;

•

by either HBI or LBI, if the merger has not closed by March 1, 2014 (which date can be extended to July 1, 2014, by either party if the requisite regulatory approvals have not yet been obtained), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement;

•

by either HBI or LBI, if there is a breach by the other party of any of its covenants, agreements, representations or warranties that would, individually or in the aggregate with other breaches by such party, result in the failure of a closing condition of the other party, and such breach is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•

by either HBI or LBI, if the LBI shareholders have not approved the Merger Agreement and the transactions contemplated thereby at the duly convened LBI special meeting or any adjournment or postponement thereof, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement;

•

by either HBI or LBI, if the HBI shareholders have not approved the issuance of HBI common stock in connection with the merger at the duly convened HBI special meeting or any adjournment or postponement thereof, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement;

•

by LBI, prior to obtaining the LBI shareholder approval, in order to enter into a definitive agreement providing for a Superior Proposal (provided that LBI pays HBI a termination fee in advance of or concurrently with such termination, as described below);

•

by either HBI or LBI, by written notice to the other party in the event that the 20-day average closing price of HBI increases or decreases by more than twenty-five percent (25%) from the date of execution of the Merger Agreement until the closing date; provided, however, that if LBI elects to terminate pursuant to this provision and provides such written notice to HBI, then within two (2) business days following HBI’s receipt of such notice, HBI may elect by written notice to LBI to adjust the Merger Consideration by increasing the cash to be paid; or

•	by HBI, if holders of five percent (5%) or more of the outstanding shares of LBI common stock provide notice of dissent and do not vote in favor of the merger.

LBI must pay HBI a termination fee of $11,200,000 in the event that the Merger Agreement is terminated by LBI due to receipt by LBI of a Superior Proposal.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect, and none of LBI, HBI, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability under the Merger Agreement, or in connection with the transactions contemplated by the

Merger Agreement, except that (i) the provisions of the Merger Agreement relating to confidentiality obligations of the parties, the termination fees, publicity and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement and (ii) neither LBI nor HBI will be relieved or released from any liability or damages arising out of its knowing breach of the Merger Agreement.

Amendments, Extensions and Waivers

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by the shareholders of LBI or HBI, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the Merger Agreement by the LBI or HBI shareholders, there may not be, without further approval of such shareholders, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver must be in writing signed on behalf of such party. Any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of any subsequent or other failure.

Stock Market Listing

Application will be made by HBI to have the shares of HBI common stock to be issued in the merger approved for listing on The NASDAQ Global Select Market, which is the principal trading market for existing shares of HBI common stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Except for (i) the registration fee for the filing of the Form S-4, of which this joint proxy statement/prospectus is a part, and other fees paid to the SEC in connection with the merger, which will be paid by HBI, and (ii) any termination fees, as described elsewhere in this joint proxy statement/prospectus, all fees and expenses incurred in connection with the merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement (including costs and expenses of printing and mailing this joint proxy statement/prospectus) will be paid by the party incurring such fees or expenses, whether or not the merger is completed.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the anticipated material United States federal income tax consequences of the merger to U.S. holders of LBI common stock who exchange shares of LBI common stock for shares of HBI common stock and cash pursuant to the merger.

The following discussion is based on the Internal Revenue Code of 1986, as amended, referred to herein as the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder means a holder of LBI common stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds LBI common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding LBI common stock, you should consult your tax advisor regarding the tax consequences of the merger.

This discussion addresses only those LBI shareholders that hold their LBI common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the United States federal income tax consequences that may be relevant to particular LBI shareholders in light of their individual circumstances or to LBI shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold LBI common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of LBI common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

HBI and LBI have structured the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of HBI to complete the merger is conditioned upon the receipt of an opinion from Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., counsel to HBI, to the effect that the mergers, taken together, will for federal income tax purposes qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligation of LBI to complete the merger is conditioned upon the receipt of an opinion from Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., special tax counsel to LBI, to the effect that the mergers, taken together, will for federal income tax purposes qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. has delivered an opinion to HBI and LBI to the same effect as the opinions described above. This tax opinion is an exhibit to this registration statement and the disclosure in this section is based upon the tax opinion. These opinions will be based on assumptions, representations, warranties and covenants, including those contained in the Merger Agreement and in tax representation letters provided by HBI and LBI. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. None of these opinions are binding on the Internal Revenue Service or the courts. HBI and LBI have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Accordingly, each LBI shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences of the Merger Generally. On the basis of the opinions delivered in connection herewith:

•	no gain or loss will be recognized by HBI or LBI as a result of the merger;

•

gain (but not loss) will be recognized by those holders who receive shares of HBI common stock and cash in exchange for shares of LBI common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the HBI common stock and cash received by a U.S. holder of LBI common stock exceeds such holder’s cost basis in its LBI common stock, and (2) the amount of cash received by such holder of LBI common stock (except with respect to any cash received instead of fractional share interests in HBI common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of HBI Common Stock”);

•

the aggregate basis of the HBI common stock received by a U.S. holder of LBI common stock in the merger will be the same as the aggregate basis of the LBI common stock for which it is exchanged, decreased by the amount of cash received in the merger (except with respect to any cash received instead of fractional share interests in HBI common stock), decreased by any basis attributable to fractional share interests in HBI common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed below, but excluding any gain or loss recognized with respect to fractional share interests in HBI common stock for which cash is received); and

•

the holding period of HBI common stock received in exchange for shares of LBI common stock (including fractional shares of HBI common stock deemed received and redeemed as described below) will include the holding period of the LBI common stock for which it is exchanged.

If holders of LBI common stock acquired different blocks of LBI common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of LBI common stock and such holders’ basis and holding period in their shares of HBI common stock may be determined with reference to each block of LBI common stock. Any such holders should consult their tax advisors regarding the manner in which cash and HBI common stock received in the exchange should be allocated among different blocks of LBI common stock and with respect to identifying the bases or holding periods of the particular shares of HBI common stock received in the merger.

Taxation of Gains. Gain that holders of LBI common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their LBI common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of LBI common stock is generally taxed at preferential rates. In some cases, if a holder actually or constructively owns HBI stock other than HBI stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of LBI common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of HBI Common Stock. A holder of LBI common stock who receives cash instead of a fractional share of HBI common stock will generally be treated as having received the fractional share pursuant to the merger and then as having exchanged that fractional share of HBI common stock for cash in a redemption by HBI. As a result, such holder of LBI common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of LBI common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to HBI and the exchange agent or, in the case of backup withholding, furnishes its correct taxpayer identification number and generally otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The discussion set forth above does not address all United States federal income tax consequences that may be relevant to holders of LBI common stock and may not be applicable to such holders that are subject to special rules. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

DESCRIPTION OF HBI’S CAPITAL STOCK

The following is a description of the HBI common stock and certain provisions of HBI’s Restated Articles of Incorporation, Bylaws and applicable law. The following is only a summary and is qualified by applicable law and by the provisions of HBI’s Articles of Incorporation and Bylaws, copies of which have been filed with the SEC and are also available upon request from us.

General

Under HBI’s Restated Articles of Incorporation, as amended, we have authority to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and up to 5,500,000 shares of preferred stock, par value $0.01 per share. Each share of HBI common stock has the same relative rights as, and is identical in all respects to, each other share of HBI common stock.

As of June 30, 2013, 56,243,192 shares of HBI common stock were issued and outstanding, and 2,634,624 shares of common stock were reserved for issuance pursuant to HBI’s stock option plan. HBI common stock is listed on The NASDAQ Global Select Market under the symbol “HOMB.” The outstanding shares of HBI’s common stock are validly issued, fully paid and non-assessable.

As of June 30, 2013, no shares of HBI preferred stock are issued and outstanding.

Common Stock

Voting Rights. Holders of HBI common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of HBI common stock do not have cumulative voting rights.

Dividend Rights. Holders of HBI common stock are entitled to receive ratably dividends when, as, and if declared by HBI’s board of directors out of funds legally available for the payment of dividends. Holders of any preferred stock HBI may issue in the future may have a priority over holders of common stock with respect to dividends. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on HBI’s subsidiaries by statute or regulation effectively may limit the amount of dividends HBI can pay.

Liquidation and Dissolution. In the event of the liquidation, dissolution and winding up of HBI, the holders of HBI common stock are entitled to receive ratably all of the assets of HBI available for distribution after satisfaction of all liabilities of HBI, subject to the rights of the holders of any of HBI’s preferred shares that may be issued from time to time.

Other Rights. Holders of HBI common stock have no preferential or preemptive rights with respect to any securities of HBI, and there are no conversion rights or redemption or sinking fund provisions applicable to HBI common stock.

Restrictions on Ownership. The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of HBI common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of HBI common stock under the Change in Bank Control Act. Any holder of 25% or more of HBI common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over HBI, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Modification of Rights. Rights of the holders of HBI common stock may not be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of HBI’s assets and liquidation or dissolution of HBI.

Transfer Agent. The transfer agent and registrar for HBI common stock is Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078.

For additional information concerning HBI’s common stock, see “Comparison of Rights of Holders of HBI and LBI Common Stock” below.

Preferred Stock

The 5,500,000 authorized shares of HBI preferred stock, par value $0.01 per share, are typically referred to as “blank check” preferred stock. This term means that these shares of preferred stock may be issued with such preferences, limitations, relative rights, and terms as determined by HBI’s board of directors. As such, the board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

COMPARISON OF RIGHTS OF HOLDERS OF HBI AND LBI COMMON STOCK

General

LBI is incorporated under the laws of the State of Arkansas and the rights of LBI shareholders are governed by the laws of the State of Arkansas, LBI’s Articles of Incorporation, as amended, and LBI’s Bylaws. As a result of the merger, LBI shareholders who receive shares of HBI common stock will become HBI shareholders. HBI is incorporated under the laws of the State of Arkansas and the rights of HBI shareholders are governed by the laws of the State of Arkansas, HBI’s Restated Articles of Incorporation, as amended, and HBI’s Bylaws. Thus, following the merger, the rights of LBI shareholders who become HBI shareholders in the merger will no longer be governed by LBI’s Articles of Incorporation and LBI’s Bylaws and instead will be governed by HBI’s Restated Articles of Incorporation, as amended, and Bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of HBI shareholders under the HBI Restated Articles of Incorporation, as amended, and Bylaws (right column), and the rights of LBI shareholders under LBI’s Articles of Incorporation, as amended, and Bylaws (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of HBI’s Restated Articles of Incorporation and amendments thereto, HBI’s Bylaws, LBI’s Articles of Incorporation and amendments thereto and LBI’s Bylaws.

LBI	HBI
Authorized Capital Stock

LBI’s Articles of Incorporation, as amended, authorize LBI to issue up to 10,000,000 shares of common stock, par value of $0.01 per share, and 5,000,000 shares of preferred stock, par value of $0.01 per share. As of the LBI record date, there were 1,174,966 shares of LBI common stock outstanding and 52,500 shares of preferred stock outstanding.	HBI’s Restated Articles of Incorporation authorize HBI to issue up to 100,000,000 shares of common stock, $0.01 par value per share, and 5,500,000 shares of preferred stock, $0.01 par value per share. As of the HBI record date, there were 56,243,192 shares of HBI common stock outstanding and no shares of preferred stock outstanding.

Holders of LBI common stock are entitled to one vote per share of all purposes. The holders of LBI preferred stock do not have voting rights. Shareholders of LBI do not have any preemptive rights. The outstanding shares of LBI are fully paid and nonassessable.	Holders of HBI common stock are entitled to one vote per share of all purposes. Shareholders of HBI do not have any preemptive rights. The outstanding shares of HBI are fully paid and nonassessable.

Number of Directors

LBI’s Bylaws provide that the number of directors will not be fewer than three (3) or more than twenty-five (25), with the exact number to be determined each year by the shareholders at their annual meeting. LBI’s board of directors currently has nineteen (19) directors. All directors are elected annually. There is no cumulative voting on directors.	HBI’s Restated Articles of Incorporation provide that the number of directors will not be fewer than two (2) or more than fifteen (15), with the exact number to be fixed and determined, from time to time, by resolution of the board of directors or by resolution of the shareholders at any annual or special meeting. HBI’s board of directors is currently fixed at twelve (12) directors (including one vacancy). There is no cumulative voting on directors.

LBI	HBI
Removal of Directors

LBI’s Bylaws provide that a director may be removed at any time, with or without cause, by the shareholders at a special meeting called expressly for that purpose.	HBI’s Restated Bylaws provide that a director may be removed at any time, with or without cause, by the shareholders at a special meeting called expressly for that purpose.

Vacancies on the Board of Directors

LBI’s Bylaws provide that if a vacancy occurs on the board of directors by reason of death or resignation, or if the shareholders fail to fill all the vacancies on the board of directors at the annual meeting of shareholders or any meeting for the purpose of electing directors, or if by an affirmative vote of a majority of the board of directors a vacancy is declared to exist, the vacancies shall be filled by the affirmative vote of a majority of the remaining members of the board of directors.	HBI’s Restated Bylaws provide that if a vacancy occurs on the board of directors by reason of death or resignation, or if the shareholders fail to fill all the vacancies on the board of directors at the annual meeting of shareholders or any meeting for the purpose of electing directors, or if by an affirmative vote of a majority of the board of directors a vacancy is declared to exist, the vacancies shall be filled by the affirmative vote of a majority of the remaining members of the board of directors. Any vacancy caused by removal of a director shall be filled by the shareholders at a shareholders meeting at which the vacancy is created or at a subsequent meeting.

Shareholder Proposals and Nominations

LBI has not adopted a policy or procedure to allow shareholders to make director nominations or to bring other business before an annual meeting of shareholders.

HBI has adopted a policy stating that its Nominating and Corporate Governance Committee will consider a candidate properly and timely recommended for directorship by a stockholder or group of stockholders of HBI if:

Neither the Articles of Incorporation nor the Bylaws of LBI require its shareholders to provide any advance notice of business to be brought at annual or special meeting.

•   The recommendation is submitted by one or more stockholders that have individually or as a group owned beneficially at least two percent of HBI’s issued and outstanding common stock for at least one year, determined as of the date the recommendation is submitted; and

•   The recommendation is submitted to the Secretary of HBI, in writing via certified U.S. mail, not less than 120 days prior to the first anniversary of the date of the proxy statement relating to HBI’s previous annual meeting.

•   The recommendation includes specified information about the recommending shareholder(s) and the candidate, such required information is provided in more detail in HBI’s “Policy Regarding Director Recommendations by Stockholders” and “Nominating and Corporate Governance Committee Directorship Guidelines and Selection Policy” published on HBI’s

LBI	HBI

website at www.homebancshares.com under the caption “Investor Relations”/“Corporate Profile”/“Governance Documents.”

•   The recommending shareholder(s) and the candidate submit, with the recommendation, a signed statement agreeing and acknowledging that, among other things, the recommending shareholder will maintain an ownership of at least two percent of HBI’s stock throughout the candidate’s term as director.

Upon receipt of the recommendation, the committee will consider the qualifications of the candidate. The committee does not intend to review and/or consider candidates in a manner different than other recommendations, although the committee may prefer director candidates who are personally known to the existing directors, have the requisite experience and whose reputations are highly regarded.

In order for a proposal by a shareholder to be presented at an annual meeting of HBI’s shareholders, the proposal must be included in the related proxy statement and proxy form. Proposals by shareholders intended to be presented at the Annual Meeting of Shareholders in 2014 must be received by HBI no later than November 8, 2013, for possible inclusion in the proxy statement relating to that meeting.

For a shareholder proposal to be included in the proxy statement and proxy form for an annual meeting of HBI’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including HBI’s Bylaws and Rule 14a-8 of the Exchange Act; and (2) be received by HBI at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Holly A. McKenna, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 8, 2013, in the case of the Annual Meeting of Shareholders in 2014. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before HBI begins to print and mail its proxy materials.

LBI	HBI
Voting Rights in an Extraordinary Transaction

Neither LBI’s Articles of Incorporation, as amended, nor LBI’s Bylaws impose heightened shareholder approval requirements for any action. Arkansas law therefore governs the number of votes required to take any action.	Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Restated Bylaws impose heightened shareholder approval requirements for any action. Arkansas law therefore governs the number of votes required to take any action.

Anti-Takeover Provisions and Other Shareholder Protections

Neither LBI’s Articles of Incorporation, as amended, nor LBI’s Bylaws include anti-takeover provisions or other shareholder protections in the context of a takeover or merger. LBI has entered into contracts with certain officers and employees entitling such persons to payments upon a merger or other takeover event, if such person’s employment is terminated as described in more detail in such contracts.	Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Restated Bylaws include anti-takeover provisions or other shareholder protections in the context of a takeover or merger.

Indemnification of Directors and Officers

LBI’s Articles of Incorporation, as amended, grants LBI the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of LBI (or is or was serving at the request of LBI as a director, officer, employee or agent of another entity) against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of LBI, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. It further grants LBI the power to indemnify those persons in actions by or in the right of the corporation if he acted in good faith and in a manner he reasonably believe to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter if such person has been adjudged to be liable to LBI unless so otherwise determined by a court. To the extent such person is successful on the merits, LBI will indemnify such person against expenses.

In HBI’s Restated Articles of Incorporation, as amended, and Restated Bylaws, every person who was or is a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of HBI (or is or was serving at the request of HBI as a director or officer of another entity) shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Arkansas Business Corporation Act of 1987 (“ABCA”), against all expenses, liabilities and losses reasonably incurred or suffered by him in connection therewith.

The rights of indemnification provided in the Restated Articles of Incorporation are not exclusive of any rights which may be available under any agreement, vote of stockholders, provision of law or otherwise. In addition, the Articles of Incorporation authorize HBI to maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of HBI, whether or not HBI would have the power to provide indemnification to such person.

LBI	HBI

The rights of indemnification provided in the Articles of Incorporation are not exclusive of any other rights which may be available under the Bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof,) or otherwise. In addition, the Articles of Incorporation authorize LBI to maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of LBI, whether or not LBI would have the power to provide indemnification to such person.

Shareholder Action by Written Consent

Shareholder action on a proposal to increase the capital stock or bond indebtedness of LBI may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders of LBI. Any other action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting for the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon where present and voted.	Any shareholder action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders of HBI.

Special Meetings

Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or the board of directors.	Special meetings of the shareholders may be called at any time by the president, resolution of the board of directors, or by not less than ten percent (10%) of the holders of shares entitled to vote on any action to be presented at such meeting.

Shareholders’ Rights to Examine Books and Records

Arkansas law provides a shareholder and his, her, or its agent or attorney with a right to inspect (beginning two (2) business days after notice of a meeting is given) and copy the corporation’s shareholder list. Arkansas law also permits any shareholder, on at least five (5) business days advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation of fixing the rights, preferences and limitations of any class of shares that are still outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to	Arkansas law provides a shareholder and his, her, or its agent or attorney with a right to inspect (beginning two (2) business days after notice of a meeting is given) and copy the corporation’s shareholder list. Arkansas law also permits any shareholder, on at least five (5) business days advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation of fixing the rights, preferences and limitations of any class of shares that are still outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all

LBI	HBI

shareholders, including financial statements furnished to shareholders, for the past three (3) years, (4) the name and business addresses of the current directors and officers, and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (1) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting, (b) accounting records, (c) the record of shareholders, and (d) the shareholder list as described above, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

written communications to shareholders, including financial statements furnished to shareholders, for the past three (3) years, (4) the name and business addresses of the current directors and officers, and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (1) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting, (b) accounting records, (c) the record of shareholders, and (d) the shareholder list as described above, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

Amendments to Articles of Incorporation and Bylaws

Under Arkansas law, amendments to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it. Pursuant to LBI’s Articles of Incorporation, as amended, and Bylaws, a quorum at any meeting of the shareholders of LBI consists of a majority of the votes entitled to be cast on the matter, represented in person or by proxy at such meeting.

An amendment to the Bylaws that increases the quorum or voting requirements for the shareholders must be approved by a majority of the quorum at any meeting of shareholders. Any other amendment to the Bylaws may be adopted, amended or repealed at any meeting of the Board of Directors.

Under Arkansas law, amendments to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it. Pursuant to HBI’s Restated Bylaws, a quorum at any meeting of the shareholders of HBI consists of a majority of the votes entitled to be cast on the matter, represented in person or by proxy at such meeting.

An amendment to the Restated Bylaws may be adopted, amended or repealed at any meeting of the board of directors.

Notwithstanding the foregoing, under Arkansas law, a majority of a class of stock must approve any amendment that adversely affects their particular class as further described in Ark. Code Ann. §4-27-1004.

Dividends

Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of LBI to pay dividends to

Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The

LBI	HBI

its shareholders is directly influenced by the ability of Liberty Bank to pay dividends to LBI, as its sole shareholder.

Approval of the Arkansas State Bank Commissioner is required before Liberty Bank can declare and pay any dividend of 75% or more of its net profits after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year.

In addition, the Federal Reserve further limits the ability to pay dividends if the total of all dividends declared in any calendar year by the bank exceeds the bank’s net profits to date for that year combined with its retained net profits for the preceding two years.

ability of the HBI to pay dividends to its shareholders is directly influenced by the ability of Centennial Bank to pay dividends to HBI, as its sole shareholder.

Approval of the Arkansas State Bank Commissioner is required before Centennial Bank can declare and pay any dividend of 75% or more of its net profits after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year.

In addition, the Federal Reserve further limits the ability to pay dividends if the total of all dividends declared in any calendar year by the bank exceeds the bank’s net profits to date for that year combined with its retained net profits for the preceding two years.

Dissenters’ Rights

Neither LBI’s Articles of Incorporation, as amended, nor LBI’s Bylaws address dissenters’ rights. Arkansas law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

Pursuant to Ark. Code Ann. §4-27-1302(a)(2), the LBI shareholders have dissenters’ rights because LBI shares are being acquired.

Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Bylaws address dissenters’ rights. Arkansas law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

The HBI shareholders do not have dissenters’ rights for this transaction under Arkansas law.

HBI SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place

The HBI special meeting of shareholders will be held at HBI’s principal executive offices located at 719 Harkrider Street, Suite 100, Conway, Arkansas, at 10:00 a.m., Central Time, on October 23, 2013.

Purpose

At the special meeting, HBI shareholders will:

•	consider and vote upon a proposal to approve the issuance of HBI common stock in the merger (the “Share Issuance Proposal”); and

•

consider and vote upon a proposal to approve one or more adjournments of the HBI special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Share Issuance Proposal (the “HBI Adjournment Proposal”).

Share Issuance Proposal

The Merger Agreement provides that HBI will issue, as a portion of the aggregate merger consideration, approximately 10,955,302 shares of its common stock (based on a $22.82 average closing price). Under the NASDAQ Listing Rules a company listed on NASDAQ is required to obtain shareholder approval prior to the issuance of common stock or securities convertible into or exercisable for common stock, in connection with the acquisition of stock or assets of another company if the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock, or the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. If we complete the merger, the number of shares of HBI common stock issued may exceed 20% of the shares of HBI common stock outstanding before such issuance. Accordingly, HBI is seeking the approval of HBI shareholders for the issuance of shares of HBI common stock in connection with the merger.

HBI Adjournment Proposal

If, at the HBI special meeting, the number of shares of HBI common stock present or represented by proxy and voting in favor of the Share Issuance Proposal is insufficient to approve such proposal, HBI intends to move to adjourn the HBI special meeting in order to solicit additional proxies for such proposal.

In this proposal, HBI is asking its shareholders to authorize the holder of any proxy solicited by the HBI board of directors to vote in favor of granting discretionary authority to proxy holders to adjourn the HBI special meeting to another time and/or place for the purpose of soliciting additional proxies. If HBI shareholders approve the HBI Adjournment Proposal, HBI could adjourn the HBI special meeting and any adjourned session of the HBI special meeting and use the additional time to solicit additional proxies.

HBI does not intend to call a vote on this proposal if the Share Issuance Proposal has been approved at the HBI special meeting.

The HBI board of directors recommends that holders of HBI common stock vote “FOR” the approval of the Share Issuance Proposal and “FOR” approval of the HBI Adjournment Proposal.

Record Date and Quorum

The HBI board of directors has fixed September 26, 2013, as the record date for determining the holders of shares of HBI common stock entitled to notice of and to vote at the special meeting. At the close of business on September 26, 2013, there were 56,277,947 shares of common stock issued and outstanding. Holders of record of HBI common stock on the record date are entitled to one vote per share.

The representation (in person or by proxy) of holders of at least a majority of the shares entitled to vote at the HBI special meeting constitutes a quorum for action at the HBI special meeting. All shares of HBI common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the HBI special meeting.

Required Vote; Effects of Abstentions or Failure to Vote

Share Issuance Proposal

Approval of the Share Issuance Proposal requires the affirmative vote of at least a majority of the shares of HBI voting on the proposal, provided that a quorum is present at the HBI special meeting. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the Share Issuance Proposal.

Adjournment Proposal

Approval of the HBI Adjournment Proposal requires the affirmative vote of at least a majority of the shares of HBI voting on the proposal, provided that a quorum is present at the HBI special meeting. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the HBI Adjournment Proposal.

How to Vote

Vote by Telephone. You can vote by calling the toll-free telephone number on your proxy card. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Vote by Internet. You also can choose to vote on the Internet by visiting the website for Internet voting printed on your proxy card. Easy-to-follow prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote on the Internet, you can also request electronic delivery of future proxy materials.

Vote by Mail. If you choose to vote by mail, simply mark your proxy, date and sign it, and return it to Computershare in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card to Home BancShares, Inc., c/o Computershare, P. O. Box 43101, Providence, Rhode Island, 02940-5067.

Vote in Person. The method by which you vote will not limit your right to vote at the shareholder meeting if you decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the special meeting.

All shares that have been properly voted and not revoked will be voted at the special meeting. If you sign and return your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the HBI board of directors.

Revocability of Proxies and Changes to a HBI Shareholder’s Vote

An HBI shareholder has the power to change its vote at any time before its shares of HBI common stock are voted at the LBI special meeting by:

•	sending a notice of revocation to HBI’s corporate secretary at 719 Harkrider Street, Suite, 100, Conway, Arkansas 72032 stating that you would like to revoke your proxy;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•

attending the HBI special meeting and voting in person if your shares of HBI common stock are registered in your name rather than in the name of a broker, bank or other nominee, and you so request, although attendance at the special meeting will not by itself revoke a previously granted proxy.

If you choose the first method, you must take the described action no later than the beginning of the HBI special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the HBI special meeting. If you have instructed a bank, broker or other nominee to vote your shares of HBI common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Attending the HBI Special Meeting

Subject to space availability, all HBI shareholders as of the record date, or their duly appointed proxies, may attend the HBI special meeting. Since seating is limited, admission to the HBI special meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m., Central Time.

If you hold your shares of HBI common stock in your name as a shareholder of record and you wish to attend the HBI special meeting, please bring your proxy and valid picture identification to the HBI special meeting.

If your shares of HBI common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the HBI special meeting, you need to bring a copy of a bank or brokerage statement to the HBI special meeting reflecting your stock ownership as of the record date, along with a legal proxy, executed in your favor, from the broker, bank or other nominee that is the holder of record of your shares. You should also bring valid picture identification.

Proxy Solicitations

HBI is soliciting proxies for the HBI special meeting on behalf of the HBI board of directors. HBI will bear the cost of soliciting proxies from its shareholders. In addition to using the mails, HBI may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. HBI does not expect to pay any compensation for the solicitation of proxies. However, HBI will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Delivery of Proxy Materials To Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of HBI sharing an address unless HBI has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Corporate Secretary, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Telephone No. 501-328-4770, HBI will deliver promptly a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single copy of the document was delivered.

CERTAIN INFORMATION CONCERNING HBI

General

HBI is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. HBI’s common stock is traded through The NASDAQ Global Select Market under the symbol “HOMB.” HBI is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through our wholly owned community bank subsidiary – Centennial Bank. Centennial Bank has locations in Central Arkansas, North Central Arkansas, Southern Arkansas, the Florida Keys, Central Florida, Southwestern Florida, the Florida Panhandle and South Alabama.

Financial and other information relating to HBI is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of HBI, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in HBI’s 10-K and in its proxy statement for its 2013 annual meeting of shareholders. See “Documents Incorporated by Reference.”

LBI SPECIAL MEETING OF SHAREHOLDERS

General

LBI’s board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of shares of LBI common stock for use at the LBI special meeting.

Together with this joint proxy statement/prospectus, LBI is also sending you a notice of the special meeting and a form of proxy that is solicited by LBI’s board of directors. The LBI special meeting will be held at 2901 East Highland Drive, Jonesboro, Arkansas, at 4:00 p.m. Central Time on October 23, 2013. On September 30, 2013, LBI commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the LBI special meeting.

Purpose of LBI Special Meeting

At the LBI special meeting, LBI shareholders will be asked to:

•	approve the Merger Agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus, which is referred to as the Merger Proposal; and

•

approve one or more adjournments of the LBI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal, which is referred to as the LBI Adjournment Proposal.

Recommendation of LBI’s Board of Directors

LBI’s board of directors recommends that you vote “FOR” the Merger Proposal and “FOR” the LBI Adjournment Proposal. See “The Merger—Recommendation of LBI’s board of Directors and Reasons for the Merger” on page 45.

LBI Record Date and Quorum

LBI’s board of directors has fixed the close of business on September 26, 2013 as the record date for determining the holders of LBI stock entitled to receive notice of and to vote at the LBI special meeting.

As of the LBI record date, there were 1,174,966 shares of LBI common stock outstanding and entitled to vote at the LBI special meeting held by approximately 486 holders of record. Each share of LBI common stock entitles the holder to one vote at the LBI special meeting on each proposal to be considered at the LBI special meeting.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on each of the matters to be voted on at the LBI special meeting constitutes a quorum for action on that matter at the LBI special meeting. All shares of LBI common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the LBI special meeting.

As of the record date, directors and executive officers of LBI and their affiliates owned and were entitled to vote 482,756 shares of LBI common stock, representing approximately 40.77% of the shares of LBI common stock outstanding on that date. We currently expect that LBI’s directors and executive officers will vote their shares in favor of the Merger Proposal and the LBI Adjournment Proposal. As of the record date, HBI did not beneficially own any shares of LBI common stock.

Required Vote; Effects of Abstention or Failure to Vote

Required Vote to Approve the Merger Proposal

The affirmative vote of a majority of the outstanding shares of LBI common stock entitled to vote is required to approve the Merger Proposal. Therefore, assuming that a quorum is present, your abstention or failure to vote will have the same effect as a vote cast “AGAINST” this proposal.

Required Vote to Approve the LBI Adjournment Proposal

The LBI Adjournment Proposal will be approved if a majority of the shares of LBI common stock present at the special meeting, in person or in proxy, are voted in favor of the proposal. Therefore, assuming that a quorum is present, your abstention or failure to vote will have no effect on the outcome of the proposal.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that an LBI shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the LBI special meeting in the manner it directs. An LBI shareholder may vote by proxy or in person at the LBI special meeting. If you hold your shares of the LBI common stock in your name as a shareholder of record, to submit a proxy, you, as an LBI shareholder, may vote by completing and signing the accompanying proxy and returning it to LBI as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of LBI stock represented by it will be voted at the LBI special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of LBI common stock represented by the proxy will be voted as recommended by LBI’s board of directors. Unless an LBI shareholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the LBI special meeting.

If your shares are held in a street name, you should follow the instructions you receive from your broker in order to direct your broker how to vote, and you should also follow the instructions of your broker regarding revocation of proxies.

Every LBI shareholder’s vote is important. Accordingly, each LBI shareholder should sign, date and return the enclosed proxy card, whether or not the LBI shareholder plans to attend the LBI special meeting in person.

Revocability of Proxies and Changes to a LBI Shareholder’s Vote

An LBI shareholder has the power to change its vote at any time before its shares of LBI common stock are voted at the LBI special meeting by:

•	sending a notice of revocation to LBI’s corporate secretary at 2901 East Highland Drive, Jonesboro, Arkansas 72401 stating that you would like to revoke your proxy;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•

attending the LBI special meeting and voting in person if your shares of LBI common stock are registered in your name rather than in the name of a broker, bank or other nominee, and you so request, although attendance at the special meeting will not by itself revoke a previously granted proxy.

If you choose the first method, you must take the described action no later than the beginning of the LBI special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the LBI special meeting. If you have instructed a bank, broker or other nominee to vote your shares of LBI common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by LBI. LBI will reimburse brokerage firms and other custodians, nominees and fiduciaries of reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of LBI may solicit proxies personally by telephone without additional compensation.

Attending the LBI Special Meeting

Subject to space availability, all LBI shareholders as of the record date, or their duly appointed proxies, may attend the LBI special meeting. Since seating is limited, admission to the LBI special meeting will be on a first-come, first-served basis. Registration and seating will begin at 3:00 p.m., Central Time.

If you hold your shares of LBI common stock in your name as a shareholder of record and you wish to attend the LBI special meeting, please bring your proxy and valid picture identification to the LBI special meeting.

If your shares of LBI common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the LBI special meeting, you need to bring a copy of a bank or brokerage statement to the LBI special meeting reflecting your stock ownership as of the record date, along with a legal proxy, executed in your favor, from the broker, bank or other nominee that is the holder of record of your shares. You should also bring valid picture identification.

LBI PROPOSALS

Merger Proposal

As discussed throughout this joint proxy statement/prospectus, LBI is asking its shareholders to approve the Merger Proposal. Holders of LBI common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the Merger Agreement and the merger. In particular, holders of LBI common stock are directed to the Merger Agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

LBI’s board of directors recommends a vote “FOR” the Merger Proposal.

LBI Adjournment Proposal

The LBI special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the LBI special meeting to approve the Merger Proposal.

If, at the LBI special meeting, the number of shares of LBI common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, LBI intends to move to adjourn the LBI special meeting in order to enable LBI’s board of directors to solicit additional proxies for approval of the Merger Agreement. In that event, LBI will ask its shareholders to vote only upon the LBI Adjournment Proposal, and not the Merger Proposal.

In this proposal, LBI is asking its shareholders to authorize the holder of any proxy solicited by LBI’s board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the LBI special meeting to another time and place for the purpose of soliciting additional proxies. If the LBI shareholders approve the LBI Adjournment Proposal, LBI could adjourn the LBI special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from LBI shareholders who have previously voted.

LBI’s board of directors recommends a vote “FOR” the LBI Adjournment Proposal.

Other Matters To Come Before the LBI Special Meeting

No other matters are intended to be brought before the LBI special meeting by LBI, and LBI does not know of any matters to be brought before the LBI special meeting by others. If, however, any other matters properly come before the LBI special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

CERTAIN INFORMATION CONCERNING LBI

General

LBI is a registered bank holding company subject to the supervision and regulation by the Federal Reserve and is a corporation organized under the laws of the State of Arkansas. Its main office is located at 2901 East Highland Drive, Jonesboro, Arkansas (telephone number: 870-934-9000).

Business

LBI’s banking subsidiary, Liberty Bank of Arkansas, began operations in 2001 and is primarily engaged in the business of obtaining deposits and originating commercial, industrial, consumer and real estate loans within its Arkansas lending area of Craighead County, Greene County, Clay County, Baxter County, Benton County, Conway County, Crawford County, Independence County, Johnson County, Pope County, Sebastian County, Washington County, White County, Sharp County, Yell County and the surrounding counties.

At June 30, 2013, LBI had consolidated total assets of approximately $2.86 billion, net loans of approximately $1.86 billion, total deposits of approximately $2.19 billion, preferred shareholders’ equity of $52.5 million, and total common shareholders’ equity of approximately $263.4 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements. LBI encourages you to read this discussion and analysis in conjunction with the consolidated financial statements and the related notes and the other statistical information also included in this report.

Critical Accounting Policies

LBI has adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and with general practices within the banking industry in the preparation of its consolidated financial statements. LBI’s significant accounting policies are described in Note 1 to LBI’s Condensed Notes to Consolidated Financial Statements (Unaudited) for the three months and six months ended June 30, 2013 and its Notes to Consolidated Financial Statements for the year ended December 31, 2012.

Certain accounting policies involve significant judgments and assumptions by LBI that have a material impact on the carrying value of certain assets and liabilities. LBI considers these accounting policies to be critical accounting policies. The judgments and assumptions LBI uses are based on historical experience and other factors, which LBI believes to be reasonable under the circumstances. Because of the nature of the judgments and assumptions LBI makes, actual results could differ from these judgments and estimates and such differences could have a material impact on the carrying values of assets and liabilities and results of operations. Management has reviewed and approved these critical accounting policies and has discussed these policies with LBI’s board of directors.

Allowance for Loan Losses

The determination of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Liberty Bank’s loans are generally secured by specific items of collateral including real property, consumer assets and business assets. LBI is primarily a real estate lender in the markets it serves and is subject to the decline in asset quality when real estate values decline during a recession. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, further reductions in carrying amounts of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require Liberty Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of various factors including the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. For loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that Liberty Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for larger loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loans obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Fair Valuation of Financial Instruments

LBI uses fair value measurements to record fair value adjustments to certain financial instruments required by GAAP to be accounted for at fair value and to determine fair value disclosures. Additionally, it may be required to record other assets at fair value on a nonrecurring basis. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write downs of individual assets. Further, it includes in the Notes to the Consolidated Financial Statements information about the extent to which fair value is used to measure assets and liabilities, the valuation methodologies used, and the related impact to income. Additionally, for financial instruments not recorded at fair value, it discloses the estimate of their fair value.

Fair value is defined as the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect LBI’s estimates about market data. The three levels of inputs that are used to classify fair value measurements are as follows:

Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets. Instruments classified as Level 1 generally include securities traded on active exchange markets, such as the New York Stock Exchange, as well as securities that are traded by dealers or brokers in active over-the-counter markets.

Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques, such as matrix pricing, for which all significant assumptions are observable in the market. Instruments LBI classifies as Level 2 include securities that are valued based on pricing models using relevant observable information generated by transactions that have occurred in the market place and involve similar securities.

Level 3—Valuation is generated from model-based techniques that use significant assumptions unobservable in the market. These unobservable assumptions reflect Liberty Bank’s estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

LBI attempts to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, it uses quoted market prices to measure fair value. Specifically, it uses independent pricing services to obtain fair values based on the quoted prices. Quoted prices are subject to its internal price verification procedures. If market prices are not available, fair value measurement is based upon models that use primarily market-based or independently sourced market parameters. Most of LBI’s financial instruments use Level 2 measurements, to estimate the fair value of the financial instrument. However, in certain cases, when market observable inputs for model-based valuation techniques may not be readily available, it is required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument.

The degree of management judgment involved in determining the fair value of an instrument is dependent upon the availability of quoted market prices or observable market parameters. For instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management’s judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. When significant adjustments are required to available observable inputs, it may be appropriate to utilize an estimate based primarily on unobservable inputs. When an active market for a security does not exist, the use of management estimates that incorporate current market participant expectations of future cash flows, and include appropriate risk premiums, is acceptable.

Significant judgment may be required to determine whether certain assets measured at fair value are included in Level 2 or Level 3. If fair value measurement is based upon recent observable market activity of such assets or comparable assets (other than forced or distressed transactions) that occur in sufficient volume and do not require significant adjustment using unobservable inputs, those assets are classified as Level 2. If not, they are classified as Level 3. Making this assessment requires significant judgment.

Other-Than-Temporary Impairment Analysis

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are recorded at amortized cost. Other debt securities are classified as securities available for sale and reported at fair value. Unrealized gains and losses, after applicable taxes, on securities classified as available for sale are reported in stockholders’ equity.

Accounting guidance under FASB ASC Topic 320, Investments – Debt and Equity Securities, requires a write-down when fair value is below amortized cost in circumstances where: (1) an entity has the intent to sell a security; (2) it is more likely than not that an entity will be required to sell the security before recovery of its amortized cost basis; or (3) an entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not that the entity will be required to sell the security before recovery, an other than temporary impairment (“OTTI”) write-down is recognized in earnings equal to the entire difference between the security’s amortized cost basis and its fair value. If an entity does not intend to sell the security or it is not more than likely that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income.

LBI conducts OTTI analysis on a quarterly basis or more often if a potential loss-triggering event occurs. In estimating OTTI, LBI management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Liberty Bank to retain its investment in the issuer for a period of time sufficient to allow for an anticipated recovery in fair value.

Other Real Estate Owned

Real estate acquired through, or in lieu of, foreclosure is initially recorded at the lower of cost or fair value less estimated costs of disposal at the date of foreclosure. Any write-downs based on the asset’s fair value at the date of acquisition are charged to allowance for loan losses. Subsequent to the date of acquisition, management periodically performs valuations, and property held for sale is carried at the lower of the cost basis or fair value less cost to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are performed at least annually or more frequently as conditions warrant and write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell. Revenue and expense from the operations of other real estate owned are included in noninterest income and expense.

Income Taxes

The LBI consolidated financial statements have been prepared on the accrual basis. The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

LBI believes that its income tax filing positions taken or expected to be taken on its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on LBI’s financial condition, results of operations, or cash flows.

Overview

Like most community banks, LBI derives the majority of its income from interest received on its loans and investments. Its primary source of funds for making these loans and investments is its deposits, including interest bearing deposits on which it pays interest as well as non-interest bearing deposits. Consequently, one of the key measures of LBI’s success is its amount of net interest income, or the difference between the income on its interest earning assets, such as loans and investments, and the expense on its interest bearing liabilities, such as deposits and borrowings. Another key measure is the difference between the yield it earns on these interest earning assets and the rate it pays on interest bearing liabilities, which is called net interest spread.

There are risks inherent in all loans, so LBI maintains an allowance for loan losses to absorb losses on existing loans that may become uncollectible. LBI maintains this allowance by charging a provision for loan losses against its operating earnings for each period. LBI has included a detailed discussion of this process, as well as several tables describing its allowance for loan losses, in this management’s discussion and analysis.

In addition to earning interest on its loans and investments, LBI earns income through fees and other services provided to its customers. Also included is a discussion of the various components of this noninterest income, as well as of noninterest expense, in this management’s discussion and analysis.

Economic conditions, competition, and the monetary and fiscal policies of the federal government significantly affect most financial institutions, including Liberty Bank. Lending and deposit activities and fee income generation are influenced by levels of business spending and investment, consumer income, consumer spending and savings, capital market activities, and competition among financial institutions, as well as customer preferences, interest rate conditions and prevailing market rates on competing products in our market areas.

Effect of Economic Trends

The quarter ended June 30, 2013 continues to reflect the tumultuous economic conditions experienced in recent years, which have negatively impacted the liquidity and credit quality of a significant number of financial institutions in the United States. Concerns regarding increased credit losses from the weakened economy have negatively affected capital and earnings of many financial institutions. Also, many financial institutions have experienced significant declines in the value of collateral for real estate loans, which have resulted in elevated levels of nonperforming assets, heightened credit losses, charge-offs and foreclosures.

Economic conditions have also resulted in a low interest rate environment. The Federal Funds rate set by the Federal Reserve has remained near zero for several years. Yields on investment securities have significantly declined and remain at very low levels. Financial institutions, including Liberty Bank, have experienced and will likely continue to experience competition for loans and earning assets in the form of more aggressive pricing and structures. These conditions have resulted in downward pressure on earning asset yields and consequently earnings and capital.

Results of Operations for the Three and Six Month Periods Ended June 30, 2013 and 2012

Net Interest Income and Margin

The level of earning assets, interest bearing liabilities, and the management of net interest margin, determines LBI’s level of net interest income. For the three months ended June 30, 2013 and 2012, our net interest income, on a fully taxable equivalent basis, was unchanged at $23.4 million. The average yield on interest earning assets, on a fully taxable equivalent basis, decreased 38 basis points (“bps”) to 4.15% for the three months ended June 30, 2013 compared to 4.53% for the same period in 2012. The cost of interest-bearing liabilities decreased 29 bps to 0.65% for the three months ended June 30, 2013 from 0.94% for the three-months ended June 30, 2012. Average interest earning assets increased $75.8 million while its average interest bearing liabilities increased $42.7 million for the three months ended June 30, 2013 compared to the same period in 2012.

For the six months ended June 30, 2013 and 2012, our net interest income, on a fully taxable equivalent basis, was $45.7 million and $46.5 million, respectively. The average yield on interest earning assets, on a fully taxable equivalent basis, decreased 40 basis points (“bps”) to 4.13% for the six months ended June 30, 2013 compared to 4.53% for the same period in 2012. The cost of interest-bearing liabilities decreased 32 bps to 0.67% for the six months ended June 30, 2013 from 0.99% for the six months ended June 30, 2012. Average interest earning assets increased $48.7 million while its average interest bearing liabilities increased $23.5 million for the six months ended June 30, 2013 compared to the same period in 2012.

The net interest margin was, on a fully taxable equivalent basis, 3.57% for the three months ended June 30, 2013, a 12 bps decrease from 3.69% for the same period in 2012. The net interest margin, on a fully taxable equivalent basis, was 3.53% for the six months ended June 30, 2013, a 12 bps decrease from 3.65% for the same period in 2012.

Interest income, on a fully taxable equivalent basis, for the three months ended June 30, 2013 and 2012 was $27.1 million and $28.7 million, respectively. During the three months ended June 30, 2013, 87.43% of its interest income, on a fully taxable equivalent basis, related to interest on loans and 12.07% related to interest on investments, compared to the same period in 2012, when 86.09% of its interest income, on a fully taxable equivalent basis, related to interest on loans and 13.42% related to interest on investments.

Interest income, on a fully taxable equivalent basis, for the six months ended June 30, 2013 and 2012 was $53.4 million and $57.7 million, respectively. During the six months ended June 30, 2013, 87.01% of its interest income, on a fully taxable equivalent basis, related to interest on loans and 12.47% related to interest on investments, compared to the same period in 2012, when 85.49% of its interest income, on a fully taxable equivalent basis, related to interest on loans and 13.97% related to interest on investments.

Interest expense for the three months ended June 30, 2013 and 2012 was $3.7 million and $5.3 million, respectively. The decrease in interest expense during the three months ended June 30, 2013, compared to the same period in 2012 relates primarily to the decrease in the cost of deposits from 0.74% for the three months ended June 30, 2012 to 0.46% for the same period in 2013.

Interest expense for the six months ended June 30, 2013 and 2012 was $7.6 million and $11.2 million, respectively. The decrease in interest expense during the six months ended June 30, 2013, compared to the same period in 2012, relates primarily to the decrease in the cost of deposits from 0.76% for the six months ended June 30, 2012 to 0.48% for the same period in 2013.

Interest expense on borrowings for the three months ended June 30, 2013 and 2012 was $1.5 million and $1.7 million, respectively. The decrease is a result of the cost of borrowings decreasing from 2.08% in the second quarter of 2012 to 1.73% in the same period in 2013. The decrease in cost was partially offset by an increase in the average balance from $335.2 million for the three months ended June 30, 2012 compared to $339.1 million at June 30, 2013. Interest expense on deposits for the three months ended June 30, 2013 and 2012 represented 60.90% and 67.27%, respectively, of total interest expense, while interest expense on other borrowings represented 39.10% and 32.73%, respectively, of total interest expense.

Interest expense on borrowings for the six months ended June 30, 2013 and 2012 was $2.9 million and $3.8 million, respectively. The decrease is a result of the cost of borrowings decreasing from 2.32% in the second quarter of 2012 to 1.76% in the same period in 2013. The decrease in cost was partially offset by an increase in the average balance from $333.7 million for the six months ended June 30, 2012 compared to $336.6 million at June 30, 2013. Interest expense on deposits for the six months ended June 30, 2013 and 2012 represented 61.64% and 65.63%, respectively, of total interest expense, while interest expense on other borrowings represented 38.36% and 34.37%, respectively, of total interest expense.

The following table sets forth information related to LBI’s average balance sheets, average yields on assets, and average rates of liabilities at June 30, 2013 and 2012. LBI derived these yields or rates by dividing income or expense by the average balance of the corresponding assets or liabilities. LBI derived average balances from the daily balances throughout the periods indicated. Yields on investment securities include amortization of premiums and accretion of discounts as an adjustment to yield. Nonaccrual loans are included in earning assets in the following tables and the average balance of loans includes loans on nonaccrual status. The net of capitalized loan costs and fees are amortized into interest income or loans.

Average Balances, Income and Expenses, Yields and Rates

	Three Months Ended June 30,
	2013			2012
	Average Balance	Income / Expense	Yield / Rate (1)	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)
Interest-earnings assets:
Loans	$1,889,817	$23,733	5.04%	$1,825,054	$24,707	5.44%
Securities
Taxable	600,046	2,034	1.36	597,992	2,698	1.81
Tax-exempt	99,397	1,241	5.01	86,754	1,153	5.35
Federal funds sold & other interest earnings assets	37,348	136	1.46	41,047	142	1.39

Total interest-earning assets	2,626,608	27,144	4.15	2,550,847	28,700	4.53

Total non-interest earning assets	234,110			238,295

Total assets	$2,860,718			$2,789,142

Interest-bearing liabilities:
Deposits	$1,975,329	$2,274	0.46%	$1,936,584	$3,558	0.74%
Short-term borrowings	89,603	135	0.60	92,669	241	1.05
Long-term debt	249,513	1,325	2.13	242,485	1,490	2.47

Total interest-bearing liabilities	2,314,445	3,734	0.65	2,271,738	5,289	0.94

Non-interest bearing liabilities:
Demand deposits	221,983			204,924
Other liabilities	8,390			7,974

Total liabilities	2,544,818			2,484,636
Stockholders’ equity	315,900			304,506

Total liabilities and stockholders’ equity	$2,860,718			$2,789,142

Net interest income and margin		$23,410			$23,411

Margin analysis:
Net interest rate spread			3.50%			3.59%
Net yield on interest-earnings assets (net interest margin)			3.57			3.69

(1)	Fully tax-equivalent basis at 39.225% tax rate for nontaxable securities.

The decline in income on interest-earning assets during the three months ended June 30, 2013 compared to the same period in 2012 was driven primarily by a decrease in yield on interest earning assets, on a fully taxable equivalent basis, of 38 bps from an average yield of 4.53% for the three months ended June 30, 2012 compared to an average yield of 4.15% for the same time period in 2013.

Interest expense also decreased during the three months ended June 30, 2013 compared to 2012 due to lower rates on interest-bearing liabilities. In addition, LBI’s average interest-bearing liabilities increased by $42.7 million during the three months ended June 30, 2013 compared to the same time period of 2012. Additionally, the rates on interest-bearing liabilities decreased 29 bps in the three months ended June 30, 2013 compared to the same period in 2012.

	Six Months Ended June 30,
	2013			2012
	Average Balance	Income / Expense	Yield / Rate (1)	Average Balance	Income / Expense	Yield / Rate(1)
	(Dollars in thousands)
Interest-earnings assets:
Loans	$1,872,388	$46,441	5.00%	$1,808,101	$49,339	5.49%
Securities
Taxable	599,985	4,228	1.42	606,760	5,809	1.93
Tax-exempt	96,864	2,429	5.06	84,776	2,251	5.34
Federal funds sold & other interest earnings assets	39,992	276	1.39	60,892	315	1.04

Total interest-earning assets	2,609,229	53,374	4.13	2,560,529	57,714	4.53

Total non-interest earning assets	235,599			233,837

Total assets	$2,844,828			$2,794,366

Interest-bearing liabilities:
Deposits	$1,964,295	$4,709	0.48%	$1,943,685	$7,340	0.76%
Short-term borrowings	90,230	272	0.61	85,849	458	1.07
Long-term debt	246,377	2,659	2.18	247,850	3,386	2.75

Total interest-bearing liabilities	2,300,902	7,640	0.67	2,277,384	11,184	0.99

Non-interest bearing liabilities:
Demand deposits	221,526			206,918
Other liabilities	8,213			6,659

Total liabilities	2,530,641			2,490,961
Stockholders’ equity	314,187			303,405

Total liabilities and stockholders’ equity	$2,844,828			$2,794,366

Net interest income and margin		$45,734			$46,530

Margin analysis:
Net interest rate spread			3.46%			3.54%
Net yield on interest-earnings assets (net interest margin)			3.53			3.65

(1)	Fully tax-equivalent basis at 39.225% tax rate for nontaxable securities.

The decline in income on interest-earning assets during the six months ended June 30, 2013 compared to the same period in 2012 was driven primarily by a decrease in yield on interest earning assets, on a fully taxable equivalent basis, of 40 bps from an average yield of 4.53% for the six months ended June 30, 2012 compared to an average yield of 4.13% for the same time period in 2013.

Interest expense also decreased during the six months ended June 30, 2013 compared to 2012 due to lower rates on interest-bearing liabilities. In addition, LBI’s average interest-bearing liabilities increased by $23.5 million during the six months ended June 30, 2013 compared to the same time period of 2012. Additionally, the rates on interest-bearing liabilities decreased 32 bps in the six months ended June 30, 2013 compared to the same period in 2012.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following table sets forth the effect, which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

Volume/Rate Analysis

	Three Months Ended June 30, 2013 over 2012
	Volume	Yield/Rate	Total
	(In thousands)
Increase (decrease) in:
Interest income:
Loans	$856	$(1,830)	$(974)
Securities
Taxable	9	(673)	(664)
Tax-exempt	161	(73)	88
Federal funds sold & other interest earnings assets	(14)	8	(6)

Total interest income	1,012	2,568	(1,556)

Interest expense:
Deposits	71	(1,355)	(1,284)
Short-term borrowings	(8)	(98)	(106)
Long-term debt	42	(207)	(165)

Total interest expense	105	(1,660)	(1,555)

Increase (decrease) in net interest income	$907	$(908)	$(1)

	Six Months Ended June 30, 2013 over 2012
	Volume	Yield/Rate	Total
	(In thousands)
Increase (decrease) in:
Interest income:
Loans	$1,709	$(4,607)	$(2,898)
Securities
Taxable	(64)	(1,517)	(1,581)
Tax-exempt	308	(130)	178
Federal funds sold & other interest earnings assets	(126)	87	(39)

Total interest income	1,827	(6,167)	(4,340)

Interest expense:
Deposits	77	(2,708)	(2,631)
Short-term borrowings	22	(208)	(186)
Long-term debt	(20)	(707)	(727)

Total interest expense	79	(3,623)	(3,544)

Increase (decrease) in net interest income	$1,748	$(2,544)	$(796)

Provision for Loan Losses

LBI establishes an allowance for loan losses through a provision charged as an expense on its consolidated statements of income. LBI reviews its loan portfolio periodically to evaluate outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under “Balance Sheet Review—Allowance for Loan Losses” for a description of the factors considered in determining the provision necessary to maintain this allowance.

Following is a summary of the activity in the allowance for loan losses for the three and six months ended June 30, 2013 and for the twelve months ended December 31, 2012.

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	Twelve Months Ended December 31, 2012
	(In thousands)
Balance, beginning of period	$34,996	$33,603	$34,280
Provision for loan losses	3,000	6,000	15,000
Loan charge-offs	(2,002)	(3,699)	(18,003)
Loan recoveries	115	205	2,326

Balance, end of the period	$36,109	$36,109	$33,603

At June 30, 2013, the allowance for loan losses was 1.90% of total loans as compared to 1.82% at December 31, 2012. The $36.1 million allowance for loan losses at June 30, 2013 is a $2.5 million increase compared to the allowance for loan losses at December 31, 2012. This increase is primarily related to the lower level of charge-offs that occurred during the first six months of 2013. During the first half of 2013, LBI charged-off $3.7 million in loans, while recoveries on loans previously charged off were $205,000.

At June 30, 2013 and December 31, 2012, the allowance for loan losses represented 135.53% and 245.58% respectively of the amount of nonperforming loans. A significant portion of nonperforming loans is secured by real estate, 90.31% at June 30, 2013 and 97.56% at December 31, 2012.

Noninterest Income

The following table sets forth information related to noninterest income.

	Three Months Ended June 30,		2013 Change from 2012
	2013	2012
	(Dollars in thousands)
Fiduciary activities	$380	$374	$6	1.6%
Service charges on deposit accounts	2,341	2,473	(132)	(5.3)
Insurance activities and annuity sales	591	738	(147)	(19.9)
Net gains on sale of loans held for sale	998	960	38	4.0
Net losses on other real estate owned	(632)	(404)	(228)	(56.4)
Gains on sales of securities	—	20	(20)	(100.0)
Other noninterest income	2,711	2,354	357	15.2

Total noninterest income	$6,389	$6,515	$(126)	(1.9)%

Noninterest income decreased $126 thousand to $6.4 million for the three months ended June 30, 2013 compared to the same period in 2012.

	Six Months Ended June 30,		2013 Change from 2012
	2013	2012
	(Dollars in thousands)
Fiduciary activities	$776	$740	$36	4.9%
Service charges on deposit accounts	4,590	4,716	(126)	(2.7)
Insurance activities and annuity sales	1,491	1,686	(195)	(11.6)
Net gains on sale of loans held for sale	1,927	1,819	108	5.9
Net losses on other real estate owned	(828)	(3,637)	2,809	(77.2)
Gains on sales of securities	—	37	(37)	(100.0)
Other noninterest income	5,320	5,689	(369)	(6.5)

Total noninterest income	$13,276	$11,050	$2,226	20.1%

Noninterest income increased $2.2 million from $11.1 million for the first six months of 2012 to $13.3 million for the first six months of 2013. The increase in total noninterest income during the first six months of 2013 compared to the first six months of 2012 resulted primarily from the $2.8 million decrease in net losses on other real estate owned.

Noninterest Expenses

The following table sets forth information related to noninterest expenses.

	Three Months Ended June 30,		2013 Change from 2012
	2013	2012
	(Dollars in thousands)
Salaries and employee benefits	$9,415	$9,124	$291	3.2%
Expenses of premises and fixed assets	2,803	2,764	39	1.4
Data processing expense	353	317	36	11.4
Advertising	575	361	214	59.3
ATM expense	577	475	102	21.5
FDIC and state assessment	659	658	1	0.2
Amortization of intangible assets	213	230	(17)	(7.4)
Other expenses	3,006	3,046	(40)	(1.3)

Total noninterest expense	$17,601	$16,975	$626	3.7%

Noninterest expense was $17.6 million for the three months ended June 30, 2013, a $626,000 or 3.7%, increase from noninterest expense of $17.0 million for the three months ended June 30, 2012. The increase was primarily due to an increase of $291,000 in salaries and employee benefits from $9.1 million for the three months ended June 30, 2012 to $9.4 million for the same period in 2013 and an increase of $214,000 of advertising expenses during the three month period ended June 30, 2013 compared to the same period 2012.

LBI efficiency ratio was 58.35% and 55.95% for the three months ended June 30, 2013 and 2012, respectively. The efficiency ratio represents the percentage of one dollar of expense required to be incurred to earn a full dollar of revenue and is computed by dividing non-interest expense excluding intangible amortization by the sum of net interest income, non-interest income and the fully taxable equivalent adjustment. Based on this calculation, LBI spent $0.58 on average to earn each $1.00 of revenue during the three months ended June 30, 2013 compared to $0.56 spent on average to earn each $1.00 of revenue during the same period in 2012.

The following table sets forth information related to noninterest expenses.

	Six Months Ended June 30,		2013 Change from 2012
	2013	2012
	(Dollars in thousands)
Salaries and employee benefits	$18,810	$18,243	$567	3.1%
Expenses of premises and fixed assets	5,453	5,520	(67)	(1.2)
Data processing expense	694	623	71	11.4
Advertising	1,045	775	270	34.8
ATM expense	1,053	891	162	18.2
FDIC and state assessment	1,240	1,332	(92)	(6.9)
Amortization of intangible assets	441	460	(19)	(4.1)
Other expenses	5,938	5,807	131	2.3

Total noninterest expense	$34,674	$33,651	$1,023	3.0%

Noninterest expense was $34.7 million for the six months ended June 30, 2013, a $1.0 million increase from noninterest expense of $33.7 million for the six months ended June 30, 2012. The increase was primarily due to an increase of $567,000 in salaries and employee benefits from $18.2 million for the six months ended June 30, 2012 to $18.8 million for the same period in 2013, an increase of $270,000 of advertising expenses during the six-month period ended June 30, 2013 compared to the same period 2012 and an increase of $162,000 of ATM expenses for the six-month period ended June 30, 2013 compared to the same period in 2012.

LBI efficiency ratio was 58.01% and 57.64% for the six months ended June 30, 2013 and 2012, respectively. The efficiency ratio represents the percentage of one dollar of expense required to be incurred to earn a full dollar of revenue and is computed by dividing non-interest expense excluding intangible amortization by the sum of net interest income, non-interest income and the fully taxable equivalent adjustment. Based on this calculation, LBI spent $0.58 on average to earn each $1.00 of revenue during both the six months ended June 30, 2013 and 2012.

Balance Sheet Review

At June 30, 2013, LBI had total assets of $2.86 billion, consisting principally of $1.89 billion in net loans, $685.7 million in investments, and $49.2 million in cash and cash equivalents. LBI’s liabilities at June 30, 2013 totaled $2.54 billion, consisting principally of $2.19 billion in deposits, $77.6 million in short-term borrowings and $258.8 million in long-term borrowings.

Investment Securities

At June 30, 2013, LBI’s investment securities portfolio totaled $685.7 million, of which $291.0 million was classified as held-to-maturity and $394.7 million was classified as available-for-sale. The investment portfolio represented approximately 24.01% of total assets.

At June 30, 2013, LBI’s held-to-maturity portfolio was composed of securities of U.S. government agencies and corporations of $239.7 million, at amortized cost, and $235.0 million, at fair value; obligations of state and political subdivisions of $51.1 million, at amortized cost, and $50.6 million, at fair value; and residential mortgaged-backed securities of $211,000, at amortized cost, and $228,000, at fair value.

At June 30, 2013, LBI’s securities classified as available-for-sale were composed of securities of U.S. government agencies and corporations of $330.6 million, at amortized cost, and $325.2 million, at fair value; obligations of state and political subdivisions of $54.0 million, at amortized cost, and $54.0 million, at fair value; and residential mortgage-backed securities of $15.8 million, at amortized cost, and $15.6 million, at fair value.

At December 31, 2012, LBI’s securities classified as held-to-maturity were composed of securities of U.S. government agencies and corporations of $259.1 million, at amortized cost, and $259.7 million, at fair value; obligations of state and political subdivisions of $38.3 million, at amortized cost, and $39.1 million, at fair value; and residential mortgage-backed securities of $274,000 at amortized cost and $297,000, at fair value.

At December 31, 2012 LBI’s securities classified as available-for-sale were composed of securities of U.S. government agencies and corporations of $344.9 million, at amortized cost, and $346.2 million, at fair value; obligations of state and political subdivisions of $55.9 million, at amortized cost, and $57.2 million, at fair value, and residential mortgage-backed securities of $171,000, at amortized cost, and $176,000, at fair value.

The following table presents the carrying value and fair value of LBI’s investment securities for each of the periods indicated.

	June 30, 2013		December 31, 2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities Held to Maturity
Securities of U.S. government agencies and corporations	$239,657	$234,962	$259,095	$259,730
Obligations of state and political subdivisions	51,120	50,570	38,327	39,122
Residential mortgage-backed securities	211	228	274	297

Total	$290,988	$285,760	$297,696	$299,149

Securities Available for Sale
Securities of U.S. government agencies and corporations	$330,602	$325,177	$344,921	$346,156
Obligations of state and political subdivisions	54,044	53,971	55,923	57,227
Residential mortgage-backed securities	15,809	15,597	171	176

Total	$400,455	$394,745	$401,015	$403,559

Investment securities with a carrying value of $572.6 million and $612.2 million were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes at June 30, 2013 and December 31, 2012, respectively.

Contractual maturities and yields on investments are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2013
	One Year or Less		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Held-to-maturity
Securities of U.S. government agencies and corporations	$—	—	$83,171	1.139%	$156,486	1.600%	$—	—	$239,657	1.439%
Obligations of state and political subdivisions	380	4.707%	5,119	3.500%	17,919	3.040%	27,702	2.990%	51,120	3.070%

Total	380	4.707%	88,290	1.277%	174,405	1.746%	27,702	2.990%	290,777	1.726%
Residential mortgage-backed securities	—	—	—	—	33	6.030%	178	5.300%	211	5.408%

Total	$380	4.707%	$88,290	1.277%	$174,438	1.746%	$27,880	3.004%	$290,988	1.728%

Available-for-sale
Securities of U.S. government agencies and corporations	$3,006	1.020%	$137,774	0.923%	$184,397	1.480%	$—	—	$325,177	1.246%
Obligations of state and political subdivisions	4,637	2.901%	8,764	3.100%	17,967	3.210%	22,603	2.822%	53,971	2.998%

Total	7,643	2.162%	146,538	1.054%	202,364	1.629%	22,603	2.822%	379,148	1.495%
Residential mortgage-backed securities	85	3.430%	—	—	—	—	15,512	2.100%	15,597	2.110%

Total	$7,728	2.175%	$146,538	1.054%	$202,364	1.629%	$38,115	2.531%	$394,745	1.516%

At June 30, 2013, Liberty Bank had gross unrealized losses of $13.2 million, approximately 1.92% of the total investment securities balance. The unrealized losses were primarily attributable to changes in interest rates, rather than deterioration in credit quality. Management has the ability and intent to hold the securities classified as held-to-maturity until they mature, at which time Liberty Bank expects to receive full value for the securities. Furthermore, as of June 30, 2013, management also had the ability and intent to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. LBI management does not believe any of the securities are impaired due to reasons of credit quality.

Liberty Bank considers the length of time and extent to which the fair value of available-for-sale debt securities have been less than historical cost to conclude that such securities were not other-than-temporarily impaired. It also considers other factors such as the financial condition of the issuer including credit ratings and specific events affecting the operations of the issuer, volatility of the security, underlying assets that collateralize the debt security, and other industry and macroeconomic conditions. As Liberty Bank has no intent to sell securities with unrealized losses and it is not more-likely-than-not that Liberty Bank will be required to sell these securities before recovery of amortized cost, it has been concluded that the securities are not impaired on an other-than-temporary basis.

Loans

Since loans typically provide higher interest yields than other types of interest earning assets, a substantial percentage of LBI’s earning assets are invested in its loan portfolio. During the six months ended June 30, 2013, total loans increased $56.4 million or 3.06%, compared to December 31, 2012. Average loans for the six months ended June 30, 2013 were $1.87 billion. Before allowance for loan losses, total loans outstanding at June 30, 2013, and December 2012 were $1.99 billion and $1.81 billion, respectively.

The principal component of LBI’s loan portfolio is loans secured by real estate mortgages. LBI’s real estate loans are secured by residential or commercial property. LBI originates traditional long-term residential mortgages, but the majority are sold into the secondary market. LBI originates traditional second mortgage residential real estate loans and variable rate home equity lines of credit. It obtains a security interest in loans collateralized by real estate whenever possible, and other collateral where appropriate. LBI attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

The following table summarizes the composition of LBI’s loan portfolio, including residential loans held for sale.

	June 30, 2013		December 31, 2012
	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Real Estate:
Residential 1-4 family (1)	$384,732	20.25%	$367,251	19.92%
Non-farm/non-residential	765,656	40.31%	778,303	42.23%
Construction/land development	243,984	12.84%	208,523	11.31%
Agricultural	40,239	2.12%	41,527	2.25%
Multifamily residential	120,763	6.36%	120,104	6.52%
Commercial and industrial	251,444	13.24%	245,007	13.29%
Consumer	43,380	2.28%	43,568	2.36%
Other	49,342	2.60%	38,893	2.11%

Total	1,899,540		1,843,176
Less:
Allowance for loan losses	36,109		33,603

Net loans	$1,863,431		$1,809,573

(1)	Includes residential mortgage loans held for sale of $10.9 million and $15.1 million at June 30, 2013 and December 31, 2012, respectively.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The following table summarizes the loan maturity distribution, excluding loans held for sale, by type and related interest rate characteristics. The information in this table is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

	June 30, 2013
	One year or less	After one but within five years	After five years	Total
	(In thousands)
Real Estate:
Residential 1-4 family (1)	$113,579	$204,482	$66,671	$384,732
Non-farm/non-residential	209,079	367,851	188,726	765,656
Construction/land development	142,255	85,824	15,905	243,984
Agricultural	18,905	16,219	5,115	40,239
Multifamily residential	43,727	42,168	34,868	120,763
Commercial and industrial	145,622	89,731	16,091	251,444
Consumer	22,999	19,664	717	43,380
Other	34,884	11,124	3,334	49,342

Total	$731,050	$837,063	$331,427	$1,899,540

Loans maturing after one year with
Fixed interest rates				$1,035,773
Floating interest rates				132,717

(1)	Includes residential mortgage loans held for sale of $10.9 million and $15.1 million at June 30, 2013 and December 31, 2012, respectively.

Allowance for Loan Losses

At June 30, 2013, the allowance for loan losses was $36.1 million, or 1.90% of total loans. The allowance for loan losses increased $2.5 million since December 31, 2012. The increase is the result of provision for loan losses of $6.0 million offset by net charge-offs of $3.5 million. See the discussion of our critical accounting policies above and Note 3 to the Condensed Notes to Consolidated Financial Statements (Unaudited) for the six months ended June 30, 2013 for more information on our allowance for loan losses.

The following table summarizes the activity related to LBI’s allowance for loan losses for the six months ended June 30, 2013.

	For the Six Months ended June 30, 2013
	Beginning Balance	Charge- Offs	Recoveries	Provisions	Ending Balance
	(In thousands)
Real Estate
Residential 1-4 family	$4,046	$(508)	$43	$674	$4,255
Non-farm/non-residential	11,392	(2,619)	53	7,424	16,250
Construction/land development	4,046	(40)	2	(1,698)	2,310
Agricultural	831	—	—	(797)	34
Multifamily residential	155	—	35	307	497
Commercial and industrial	6,261	(438)	47	2,592	8,462
Consumer	348	(94)	25	57	336
Other	—	—	—	—	—
Unallocated	6,524	—	—	(2,559)	3,965

	$33,603	$(3,699)	$205	$6,000	$36,109

The allowance consists of specific, general, and unallocated components. In its regular evaluation of the adequacy of the total allowance for loan losses, management reviews the level of the allowance for loan losses in comparison to its evaluation of the aggregate of the specific, general, and unallocated components and maintains the allowance within parameters as established by policy guidelines.

Reclassifications of loans from the general to specific evaluation, or from specific to general evaluation may result in variations in both the dollar amount and percentage in both the specific and general components of the allowance.

For loans that are classified as impaired and are thus specifically evaluated, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. For additional information on impaired loans, see the Nonperforming Assets section of this analysis, Note 3 of the Condensed Notes to Consolidated Financial Statements (unaudited) and Note 5 of the Condensed Notes to Consolidated Financial Statements (audited).

The general component, which relates to loans that are not impaired and thus are not specifically evaluated, is based on historical loss experience adjusted for qualitative factors and also includes an unallocated component. The amount of the general allowance is $17.5 million as of June 30, 2013, as compared to $21.3 million as of December 31, 2012. The dollar amount of collectively evaluated loans is $1.81 billion and $1.78 billion as of June 30, 2013 and December 31, 3012, respectively. The general allowance as a percentage of collectively evaluated loans is 0.96% at June 30, 2013 and 1.20% at December 31, 2012. The decrease in the general allowance amount and percentage at June 30, 2013 as compared to December 31, 2012 was principally a result of the reduction of approximately $800,000 in the amount of allowance associated with a pay-down on an agricultural loan categorized as substandard, and to the transfer to specifically evaluated status of approximately $28.1 million of loans which, at the time of the transfer to specifically evaluated status, had related allowances of approximately $1.3 million. For additional information, see the Nonperforming Assets section.

The unallocated component, which is included within the general component and is maintained to cover uncertainties that could affect management’s estimate of probable losses, reflects the evaluation of various factors including loan growth, the level of loan-to-value policy exceptions, the volume of non-owner occupied construction and development loans, the level of past due and non-accrual loans, the level of watch rated loans, and evaluation of market economic conditions.

While the allowance is allocated to various loan categories in assessing and evaluating the level of the allowance, the allowance is available to cover charge-offs incurred in all loan categories. Because a portion of our portfolio has not matured to the degree necessary to obtain reliable loss data from which to calculate estimated future losses, the unallocated portion of the allowance is an integral component of the total allowance. Although unassigned to a particular credit relationship or product segment, this portion of the allowance is vital to safeguard against the imprecision inherent in estimating credit losses.

The amount of the general allowance related to the unallocated component is $4.0 million at June 30, 2013 and $6.5 million at December 31, 2012. The changes for the period ended June 30, 2013 and December 31, 2012 in the allocation of the allowance for loan losses for the individual types of loans are primarily associated with changes in the ASC 310 calculations, both individual and aggregate, and changes in the ASC 450 calculations. These calculations are affected by changes in individual loan impairments, changes in asset quality, net charge-offs during the period and normal changes in the outstanding loan portfolio, as well any changes to the general allocation factors due to changes within the actual characteristics of the loan portfolio.

Nonperforming Assets

The following table shows the nonperforming assets and the related percentage of nonperforming assets to total assets and non-performing loans to total loans at June 30, 2013 and December 31, 2012. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when it’s believed, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as a reduction in principal when received.

	June 30, 2013	December 31, 2012
	(Dollars in thousands)
Real Estate:
Residential 1-4 family (1)	$2,848	$2,489
Non-farm/non-residential	19,529	7,703
Construction/land development	315	2,035
Agricultural	—	—
Multifamily residential	1,368	1,122
Commercial and industrial	2,454	204
Consumer	129	130
Other	—	—

Total nonperforming loans (1)	26,643	13,683
Other real estate owned and repossessed assets	26,545	29,832

Total nonperforming assets	$53,188	$43,515

Nonperforming assets to total assets	1.86%	1.54%
Nonperforming loans to total loans	1.40	0.74
Total loans 90 days or more past due	$22,439	$7,131
Loans 90 days or more past due and still accruing	10	67
Accruing troubled debt restructurings	53,193	41,424

(1)	Consists of nonaccrual loans and loans past due over 90 days or more still accruing interest.

At June 30, 2013, nonperforming assets were $53.2 million, or 1.86% of total assets, and nonperforming loans were 1.41% of total loans. Comparatively, at December 31, 2012, nonperforming assets were $43.5 million, or 1.54% of total assets, and nonperforming loans were 0.74% of total loans.

During the six months ended June 30, 2013, LBI added $25.7 million new loans to nonaccrual while removing or charging off $12.7 million, resulting in a net increase in nonaccrual loans of $13.0 million, or 95.60% as compared to December 31, 2012. The increase was principally attributable to a hotel loan in Little Rock, Arkansas, with an outstanding balance of approximately $12.8 million being placed on nonaccrual status, and is now in process of foreclosure.

At June 30, 2013, impaired loans totaled $89.2 million, as compared to $65.2 million at December 31, 2012. The increase was principally attributable to the hotel loan, discussed in the preceding paragraph, and to a $10.7 million commercial and multi-family land development loan, located near Austin, Texas, being placed on impaired status. The allowance related to impaired loans at June 30, 2013 was $18.7 million, as compared to $12.3 million at December 31, 2012. During the six months ended June 30, 2013, the average recorded investment in impaired loans was $90.3 million, as compared to the average recorded investment during the year ended December 31, 2012, of $67.9 million.

Other nonperforming assets include other real estate owned. These assets decreased to $26.5 million at June 30, 2013 compared to $29.8 million at December 31, 2012. However, during July 2013, the $10.7 million development property discussed in the preceding paragraph was foreclosed and reclassified into other real estate owned.

As a general practice, most of LBI’s loans are originated with relatively short maturities of five years or less. When a loan reaches its maturity LBI frequently renews the loan, thereby extending its maturity. Such renewals and extensions are made in accordance with our existing credit policy, using appropriate credit standards and are based upon updated financial information on the borrower. Nonperforming loans are renewed at terms generally consistent with the ultimate source of repayment and appropriate rates. In these cases, Liberty Bank will seek additional credit enhancements, such as additional collateral or additional guarantees to further protect the loan. When a loan is no longer performing in accordance with its stated terms, Liberty Bank will typically seek performance under the guarantee.

At June 30, 2013, approximately 81.9% of loans were collateralized by real estate, and approximately 91.0% of impaired loans were secured by real estate. Liberty Bank utilizes third party appraisers to determine the fair value of collateral dependent loans. Impaired loans are individually reviewed on a quarterly or more frequent basis to determine the level of impairment. LBI typically records a charge-off or creates a specific reserve for impaired loans when it does not expect repayment to occur as agreed upon under the original terms of the loan agreement.

Liberty Bank considers a loan to be a troubled debt restructuring (“TDR”) when the debtor experiences financial difficulties and Liberty Bank provides concessions on the original terms of the loan agreement. Concessions can relate to the contractual interest rate, maturity date, or payment structure of the note. As part of its workout plan for individual loan relationships, Liberty Bank may restructure loan terms to assist borrowers facing challenges in the current economic environment. As of June 30, 2013, LBI determined that it had loans totaling $53.2 million, which it considered accruing TDRs, and $14.4 million in nonaccrual TDRs. As of December 31, 2012, it had loans totaling $41.4 million which it considered accruing TDRs and $2.9 million in nonaccrual TDRs. During the six month period ending June 30, 2013, a $12.8 loan secured by a hotel located in Little Rock, Arkansas was transferred from accruing TDRs to nonaccrual TDRs. Additionally, during the six months period ending June 30, 2013 two loans, an $11.3 million loan secured by a commercial warehouse in Northwest Arkansas and another loan for $9.9 million secured by undeveloped real estate located in Little Rock, Arkansas, were restructured to accruing TDRs. See Note 3 to the Condensed Notes to Consolidated Financial Statements (Unaudited) for the three months and six months ended June 30, 2013 for additional information on TDRs.

Deposits and Other Interest Bearing Liabilities

LBI’s primary source of funds for loans and investments are its deposits, advances from the FHLB-Dallas, and repurchase agreements. At June 30, 2013, deposits totaled $2.19 billion. LBI’s loan-to-deposit ratio was 86.64% at June 30, 2013.

The following table reflects the classification of the average deposits and the average rate paid for the periods indicated.

	Six months ended June 30, 2013		Twelve months ended December 31 , 2012
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Types of deposits:
Non-interest bearing demand deposits	$221,526	0.00%	$209,489	0.00%
Interest-bearing demand deposits	815,122	0.36%	759,619	0.49%
Money market accounts	94,579	0.21%	90,107	0.34%
Savings deposits	129,615	0.17%	123,659	0.37%
Time deposits less than $100,000	400,555	0.70%	442,420	1.00%
Time deposits of $100,000 or more	524,424	0.64%	522,882	0.90%

Total deposits	$2,185,821	0.43%	$2,148,176	0.63%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for its loan portfolio and other earning assets. LBI’s core deposits were $1.66 billion at June 30, 2013, and $1.63 billion at December 31, 2012, respectively.

All of our time deposits are certificates of deposits. The maturity distribution of time deposits of $100,000 or more is as follows:

Maturity Period	June 30, 2013	December 31, 2012
	(In thousands)
Three months or less	$110,892	$155,640
Over three through twelve months	317,332	218,509
Over twelve months through three years	137,719	138,607
Over three years	12,860	6,386

Total	$578,803	$519,142

The Dodd-Frank Act permanently raised the standard maximum FDIC deposit insurance amount to $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

Short-Term Borrowings

Short-term borrowings consisted of securities sold under agreements to repurchase amounting to $77.6 million (with a weighted average rate of .60%), and $85.7 million (with a weighted average rate of ..88%) as of June 30, 2013 and December 31, 2012, respectively. Securities sold under agreements to repurchase generally mature within one year from the transaction date. The maximum amount of short-term borrowings outstanding at any month-end amounted to approximately $96.3 million during the quarter ended June 30, 2013 and $106.5 million during 2012. Average short-term borrowings outstanding amounted to approximately $89.6 million for the quarter ended June 30, 2013 and $93.1 million for 2012.

Capital Resources

Total stockholders’ equity was $315.9 million at June 30, 2013 and $310.8 million at December 31, 2012. The $5.1 million increase during the first six months of 2013 is primarily related to net income of $11.3 million during the six months ended June 30, 2013 less cash dividends paid on preferred stock of $1.3 million, less a $4.9 million change in accumulated other comprehensive income.

Total stockholders’ equity at both June 30, 2013 and December 31, 2012 includes $52.5 million of preferred stock issued to the United States Treasury in the Small Business Lending Fund program.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), dividend payout ratio – common shareholders (dividends divided by net income) and equity to assets ratio (common equity divided by total assets) for the three months ended June 30, 2013.

Return on average assets	0.79%
Return on average equity	8.55%
Dividend Payout ratio—common shareholders	0.00%
Average Equity to average assets ratio	11.04%
Common equity to assets ratio	9.22%

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), dividend payout ratio – common shareholders (dividends divided by net income) and equity to assets ratio (common equity divided by total assets) for the six months ended June 30, 2013.

Return on average assets	0.80%
Return on average equity	8.66%
Dividend Payout ratio—common shareholders	0.00%
Average Equity to average assets ratio	11.04%
Common equity to assets ratio	9.22%

LBI’s annualized return on average assets was 0.80% for the six months ended June 30, 2013. In addition, its annualized return on average equity was 8.66% for six months ended June 30, 2013. The average equity to average assets ratio was 11.04% at June 30, 2013. In addition, common equity to assets ratio was 9.22% at June 30, 2013.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), dividend payout ratio (dividends divided by net income) and equity to assets ratio (common equity divided by total assets) for the year ended December 31, 2012.

Return on average assets	0.75%
Return on average equity	6.79%
Dividend Payout ratio—common shareholders	40.12%
Average Equity to average assets ratio	10.98%
Common equity to assets ratio	9.12%

Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common stockholders’ equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. LBI is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

LBI is subject to various regulatory capital requirements administered by the federal banking agencies. To be considered “well capitalized,” it must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. To be considered “adequately capitalized” under these capital guidelines, it must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, it must maintain a minimum Tier 1 leverage ratio of at least 4%. As of June 30, 2013, LBI’s capital ratios exceeded these ratios and remains well capitalized.

On July 2, 2013 the Board of Governors of the Federal Reserve System adopted a final rule that revises risk-based and leverage capital requirements for banking organizations. For additional information, please see the section hereinafter following titled “Accounting, Reporting, and Regulatory Matters.”

The following table summarizes the capital amounts and ratios of Liberty Bank and the regulatory minimum requirements.

	Actual		Federal Reserve minimum ratios to be adequately capitalized		Federal Reserve minimum ratios to be well capitalized
	Amount	Ratios	Amount	Ratios	Amount	Ratios
	(Dollars in thousands)
As of June 30, 2013
Total Risk Based Capital-Consolidated	$310,249	15.57%	$159,409	8.00%	N/A	N/A
Total Risk Based Capital-Bank	306,630	15.42	159,082	8.00	$198,852	10.00%
Tier 1 Risk Based Capital-Consolidated	285,200	14.31	79,720	4.00	N/A	N/A
Tier 1 Risk Based Capital-Bank	281,629	14.16	79,556	4.00	119,334	6.00
Tier 1 Leverage Capital-Consolidated	285,200	10.31	110,650	4.00	N/A	N/A
Tier 1 Leverage Capital-Bank	281,629	10.18	110,660	4.00	138,325	5.00
As of December 31, 2012
Total Risk Based Capital-Consolidated	$299,835	15.00%	$159,986	8.00%	N/A	N/A
Total Risk Based Capital-Bank	297,867	14.90	159,528	8.00	$199,410	10.00%
Tier 1 Risk Based Capital-Consolidated	274,731	13.70	79,993	4.00	N/A	N/A
Tier 1 Risk Based Capital-Bank	272,834	13.70	79,764	4.00	119,646	6.00
Tier 1 Leverage Capital-Consolidated	274,731	10.00	109,640	4.00	N/A	N/A
Tier 1 Leverage Capital-Bank	272,834	10.00	109,640	4.00	137,050	5.00

Dividends that may be paid by Liberty Bank are subject to regulatory limitations and capital requirements, and may be subject to prior approval by regulators.

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into account in LBI’s consolidated financial statements. Rather, LBI’s consolidated financial statements have been prepared on a historical cost basis in accordance with accounting principles generally accepted in the United States of America.

Unlike most industrial companies, LBI’s assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on its performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. LBI seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Risk

Commitments to extend credit are agreements to lend to a customer as long as the customer has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At June 30, 2013, unfunded commitments to extend credit were approximately $208.5 million. At December 31, 2012, unfunded commitments to extend credit were approximately $179.8 million.

LBI evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by LBI upon extension of credit, is based on its credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At June 30, 2013 and December 31, 2012 there were $7.1 million and $6.2 million of commitments under letters of credit, respectively. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

In order to collateralize deposits of certain public funds or other customers, Liberty Bank may utilize irrevocable letters of credit issued by the Federal Home Loan Bank—Dallas. Issuance of these letters of credit reduces the borrowing availability of the bank with the FHLB. The amount of letters of credit issued by FHLB to collateralize deposits was $135.0 million at June 30, 2013 and December 31, 2012.

Except as disclosed in this document, LBI is not involved in off-balance sheet contractual relationships, does not have any unconsolidated related entities that have off-balance sheet arrangements and is not involved in any transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Market Risk and Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in LBI’s lending, investing, deposit gathering, and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of our business.

LBI actively monitors and manages its interest rate risk exposure in order to control the mix and maturities of its assets and liabilities utilizing a process it calls asset/liability management. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates. LBI’s asset/liability management committee (“ALCO”) monitors and considers methods of managing exposure to interest rate risk. It has an internal ALCO consisting of certain members of senior management that meets quarterly or more frequently. ALCO is responsible for maintaining the level of interest rate sensitivity of its interest sensitive assets and liabilities within board-approved limits.

LBI’s interest rate risk exposure is managed principally by measuring its interest sensitivity which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling available-for-sale securities, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. In general, LBI would benefit from increasing market rates of interest when it has an asset-sensitive gap position and from decreasing market rates of interest when it is liability-sensitive.

The following table sets forth information regarding LBI’s rate sensitivity, as of June 30, 2013, at each of the time intervals.

	June 30, 2013
	1-90 Days	91-365 Days	1-5 years	Over 5 years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$373,490	$357,560	$837,063	$331,427	$1,899,540
Securities	3,752	4,356	234,828	442,797	685,733
Federal funds sold and other interest-earning assets	14,169	—	—	—	14,169

Total interest-earning assets	391,411	361,916	1,071,891	774,224	2,599,442
Interest-bearing liabilities:
Interest-bearing demand deposits	887,206	—	—	—	887,206
Savings deposits	134,451	—	—	—	134,451
Time deposits	165,943	552,011	217,169	7,123	942,246
Short-term borrowing	77,474	149	—	—	77,623
Long-term debt	76,020	34,249	67,229	81,305	258,803

Total interest bearing liabilities	1,341,094	586,409	284,398	88,428	2,300,329

Rate sensitive gap	$(949,683)	$(224,493)	$787,493	$685,796	$299,113

Cummulative rate sensitive gap	$(949,683)	$(1,174,176)	$(386,683)	$299,113

Cumulative gap as a percentage of interest earnings assets	-36.53%	-45.17%	-14.88%	11.51%

As measured over the one-year time interval, the above analysis indicates that LBI was liability sensitive at June 30, 2013, since LBI has $1.17 billion more liabilities than assets repricing in the next twelve months. Its gap analysis is not a precise indicator of its interest sensitivity position. This analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by LBI as significantly less interest-sensitive than market—based rates such as those paid on noncore deposits.

At June 30, 2013, approximately 83.8% of interest bearing liabilities were either variable rate or had a maturity of less than one year. Of the $1.34 billion of interest bearing liabilities set to reprice within 90 days, 76.18% are transaction, money market or savings accounts which are already at or near their lowest rates and provide little opportunity for benefit should market rates continue to decline or stay constant.

In addition, LBI believes that the interest rates that it pays on the majority of its interest bearing transaction accounts would only be impacted by a portion of any change in market rates. This key assumption is utilized in LBI’s overall evaluation of its level of interest sensitivity.

Liquidity Risk

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring LBI’s sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of LBI’s investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

At June 30, 2013, and December 31, 2012, liquid assets, which consisted of cash and cash equivalents and unencumbered investment collateral, amounted to $162.3 million and $145.8 million, or 5.68%, and 5.15% of total assets, respectively. LBI’s investment securities, at June 30, 2013 and December 31, 2012 amounted to $685.7 million and $701.3 million, or 24.01% and 24.77% of total assets, respectively. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, a significant portion of these securities are pledged against outstanding liabilities. Therefore, the related liabilities would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

LBI’s ability to maintain and expand its deposit base and borrowing capabilities serves as its primary source of liquidity. LBI plans to meet its future cash needs through the liquidation of temporary investments, the generation of deposits, and from additional borrowings. In addition, it will receive cash upon the maturity and sale of loans and the maturity of investment securities.

LBI is also a member of the FHLB-Dallas, from which applications for borrowings can be made. The FHLB-Dallas requires that qualifying mortgage loans and stock of the FHLB-Dallas owned by Liberty Bank be pledged to secure any advances from the FHLB-Dallas. The unused borrowing capacity available from the FHLB-Dallas at June 30, 2013 was $461.3 million, based on Liberty Bank’s line of credit backed by a blanket lien on real estate loans of $1.56 billion pledged as collateral. As of June 30, 2013 borrowings from FHLB—Dallas were $258.8 million.

LBI believes its existing stable base of core deposits, borrowings from the FHLB-Dallas, and repurchase agreements, will enable it to successfully meet its long-term liquidity needs and short-term liquidity needs.

Contractual Obligations

LBI utilizes a variety of short-term and long-term borrowings to supplement its supply of lendable funds, to assist in meeting deposit withdrawal requirements, and to fund growth of interest earning assets in excess of traditional deposit growth. Certificates of deposit, structured repurchase agreements and FHLB-Dallas advances serve as its primary sources of such funds.

The following table provides payments due by period for obligations under long-term borrowings and operating lease obligations.

	June 30, 2013
	Payments Due by Period
	Within One Year	Over One to Two Years	Over Two to Three Years	Over Three to Five Years	After Five Years	Total
	(In thousands)
Certificates of deposit	$717,954	$156,215	$47,772	$13,182	$7,123	$942,246
Repurchase agreements	77,623	—	—	—	—	77,623
Long-term debt	110,269	35,150	30,763	1,316	81,305	258,803
Operating lease obligaions	671	498	419	694	1,622	3,904

Total	$906,517	$191,863	$78,954	$15,192	$90,050	$1,282,576

Annual Results

Net Interest Income and Margin

LBI’s level of net interest income is determined by the level of earning assets, interest bearing liabilities, and the management of its net interest margin. For the years ended December 31, 2012, 2011, and 2010, net interest income was $93.5 million, $87.9 million, and $85.9 million, respectively. An increase of $5.6 million during 2012 compared to 2011 and an increase of $2.0 million during 2011 compared to 2010. The increase in net interest income during 2012 compared to 2011 was primarily the result of an increase of $148.1 million in interest earning assets, which was partially offset by an increase of $114.8 million of interest bearing liabilities.

LBI’s net interest margin was 3.55% for 2012 and 3.52% for 2011. Net interest margin for 2011 decreased 6 bps from the 2010 net interest margin of 3.58%, primarily due to the 44 bps reduction in the yield of interest earning assets, compared to a 38 bps reduction in cost of interest bearing liabilities.

Interest income for the years ended December 31, 2012, 2011, and 2010 was $114.2 million, $113.5 million, and $118.2 million, respectively. Interest income from loans represented 86.15%, 84.21% and 81.84% of total interest income during 2012, 2011 and 2010, respectively. Investment interest represented 13.85%, 15.79% and 18.16% of total interest income during 2012, 2011 and 2010, respectively.

Interest expense for 2012, 2011, and 2010 was $20.7 million, $25.6 million, and $32.3 million, respectively. The decrease in interest expense during 2012 compared to 2011 and during 2011 compared to 2010 relates primarily decrease in the average rate on interest bearing liabilities, partially offset by an increase in the balance of interest bearing liabilities. The balance of interest bearing liabilities increased from $2.1 billion for 2010 to $2.2 billion for 2011 and $2.3 billion for 2012. Rates declined on interest bearing liabilities 27 bps in 2012 and 38 bps in 2011. Interest expense on deposits for the years ended December 31, 2012, 2011 and 2010 represented 65.83%, 69.96%, and 68.16%, respectively, of total interest expense, while interest expense on other borrowings represented 34.17%, 30.04%, and 31.84%, respectively, of total interest expense.

The following table sets forth information related to LBI’s average balance sheet, average yields on assets, and average rates of liabilities at December 31, 2012, 2011 and 2010. LBI derived these yields or rates by dividing income or expense by the average balance of the corresponding assets or liabilities. It derived average balances from the daily balances throughout the periods indicated. Yields on investment securities include amortization of premiums and accretion of discounts as an adjustment to yield. Nonaccrual loans are included in earning assets in the following tables. The average balance of loans includes loans on nonaccrual status. The net of capitalized loan costs and fees are amortized into interest income on loans.

Average Balances, Income and Expenses, Yields and Rates

	Years Ended December 31,
	2012			2011			2010
	Average Balance	Income / Expense	Yield / Rate (1)	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$1,819,307	$98,389	5.41%	$1,702,747	$95,588	5.61%	$1,653,386	$96,762	5.85%
Securities
Taxable	597,667	10,600	1.77	564,887	13,194	2.34	523,903	16,814	3.21
Tax-exempt	88,108	4,602	5.22	75,668	4,067	5.37	70,702	3,979	5.63
Federal funds sold & other interest earnings assets	57,381	611	1.06	71,044	654	0.92	53,361	673	1.26

Total interest-earning assets	2,562,463	114,202	4.46	2,414,346	113,503	4.70	2,301,352	118,228	5.14

Non-earning assets	237,995			242,847			247,360

Total assets	$2,800,458			$2,657,193			$2,548,712

Interest-bearing liabilities:
Deposits	$1,938,687	$13,597	0.70%	$1,827,147	$17,887	0.98%	$1,719,022	$22,044	1.28%
Short-term borrowings	93,114	811	0.87	77,208	971	1.26	73,377	957	1.30
Long-term debt	243,061	6,246	2.57	255,754	6,711	2.62	279,929	9,339	3.34

Total interest-bearing liabilities	2,274,862	20,654	0.91	2,160,109	25,569	1.18	2,072,328	32,340	1.56

Non-interest-bearing liabilities:
Demand deposits	209,489			192,383			171,558
Other liabilities	4,525			1,967			11,584

Total liabilities	2,488,876			2,354,459			2,255,470
Stockholders’ equity	311,582			302,734			293,242

Total liabilities and stockholders’ equity	$2,800,458			$2,657,193			$2,548,712

Net interest income		$93,548			$87,934			$85,888

Margin analysis:
Net interest rate spread			3.55%			3.52%			3.58%
Net yield on interest-earnings assets (net interest margin)			3.65			3.64			3.73

(1)	Fully tax-equivalent basis at 39.225% tax rate for nontaxable securities.

The average balance of investment securities increased $45.2 million, or 7.06% for 2012 compared to 2011 and increased $46.0 million, or 7.73%, for 2011 compared to 2010. Yields on earning assets decreased from 2012 compared to 2011 and also from 2011 compared to 2010 as assets repriced at market rates which were at historic lows. The yield on loans fell from 5.85% in 2010 to 5.61% in 2011 and to 5.41% in 2012, a decline of 24 bps for 2011 compared to 2010 and a decline of 20 bps for 2012 compared to 2011. The yield on investment securities decreased from 3.23% in 2010 to 2.45% in 2011 and 1.95% in 2012 as market rates continued to decline and maturing securities were replaced at lower yields.

Interest expense also decreased during 2012 compared to 2011 and in 2011 compared to 2010 due to lower rates on interest bearing liabilities. LBI’s average interest bearing liabilities increased $114.75 million during 2012 compared to 2011, and increased by $87.8 million during 2011 compared to 2010. Additionally, the rates on interest bearing liabilities decreased 27 bps in 2012 compared to 2011 and decreased 38 bps in 2011 compared to 2010. During both 2012 and 2011, interest bearing liabilities continued to reprice downward.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following table sets forth the effect which the varying levels of interest earning assets and interest bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

Volume/Rate Analysis

	Years Ended December 31,
	2012 over 2011			2011 over 2010
	Volume	Yield /Rate	Total	Volume	Yield /Rate	Total
	(In thousands)
Increase (decrease) in:
Interest income:
Loans	$6,387	$(3,586)	$2,801	$2,839	$(4,013)	$(1,174)
Securities
Taxable	730	(3,324)	(2,594)	1,235	(4,855)	(3,620)
Tax-exempt	653	(118)	535	271	(183)	88
Federal funds sold & other interest earnings assets	(136)	93	(43)	190	(209)	(19)

Total interest income	7,634	(6,935)	699	4,535	(9,260)	(4,725)

Interest expense:
Deposits	1,037	(5,327)	(4,290)	1,318	(5,475)	(4,157)
Short-term borrowings	175	(335)	(160)	49	(35)	14
Long-term debt	(328)	(137)	(465)	(757)	(1,871)	(2,628)

Total interest expense	884	(5,799)	(4,915)	610	(7,381)	(6,771)

Increase (decrease) in net interest income	$6,750	$(1,136)	$5,614	$3,925	$(1,879)	$2,046

Net interest income, the largest component of LBI income, was $91.7 million for 2012, a $5.4 million increase from $86.3 million for 2011. The increase in net interest income is primarily the result of average interest earning assets increasing more than interest bearing liabilities. LBI’s average interest earning assets increased $148.1 million during 2012 compared to 2011 while its average interest bearing liabilities increased $114.8 million during 2012 compared to 2011.

During 2011, its net interest income increased by $2.0 million to $86.3 million from $84.3 million for 2010. The increase in net interest income was primarily the result of average interest earning assets increasing more than interest bearing liabilities. Its average interest earning assets increased $113.0 million during 2011, compared to 2010, and average interest bearing liabilities increased by $87.8 million during 2011 compared to 2010.

Provision for Loan Losses

LBI has established an allowance for loan losses through a provision charged as an expense on its consolidated statements of income. LBI reviews its loan portfolio periodically to evaluate its outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under “Balance Sheet Review – Allowance for Loan Losses” for a description of the factors considered in determining the amount of the provision it expenses each period to maintain this allowance.

Following is a summary of the activity in the allowance for loan losses.

	2012	2011	2010
	(In thousands)
Balance, beginning of year	$34,280	$26,284	$30,210
Provision	15,000	18,000	22,000
Loan charge-offs	(18,003)	(10,590)	(26,689)
Loan recoveries	2,326	586	763

Balance, end of the year	$33,603	$34,280	$26,284

At December 31, 2012, the allowance for loan losses was 1.82% of total loans. During 2012, LBI charged off $15.7 million in loans, net of recoveries on loans previously charged off. Loan recoveries during 2012 included proceeds of $1.7 million from an insurance claim by Liberty Bank with its insurance carrier related to fraudulent collateral associated with a loan charged-off in 2010.

The allowance for loan losses as a percentage of total loans was 1.92% and 1.64% at December 31, 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010 LBI added $18.0 million and $22.0 million, respectively, to the allowance for loan losses through the provision, resulting in an allowance of $34.3 million and $26.3 million at December 31, 2011 and 2010, respectively. LBI reported charge-offs, net of recoveries on loans previously charged off, of $10.0 million and $25.9 million for 2011 and 2010, respectively.

At December 31, 2012, 2011 and 2010, the allowance for loan losses represented 245.58%, 77.77%, and 140.69% of the amount of nonperforming loans. A significant portion, or 97.56%, of nonperforming loans at December 31, 2012 are secured by real estate.

Noninterest Income

The following table sets forth information related to noninterest income.

	Year Ended December 31,			2012 Change from 2011		2011 Change from 2010
	2012	2011	2010
	(Dollars in thousands)
Fiduciary activities	$1,454	$1,414	$1,243	40	2.8%	171	13.8%
Service charges on deposit accounts	9,822	10,063	10,182	(241)	(2.4)	(119)	(1.2)
Insurance activities and annuity sales	2,998	3,145	2,951	(147)	(4.7)	194	6.6
Net gains on sale of loans held for sale	4,271	3,181	3,697	1,090	34.3	(516)	(14.0)
Net losses on othe real estate owned	(6,277)	(5,995)	(5,435)	(282)	4.7	(560)	10.3
Gains on sales of securities	158	180	339	(22)	(12.2)	(159)	(46.9)
Other noninterest income	10,442	9,431	6,775	1,011	10.7	2,656	39.2

Total noninterest income	$22,868	$21,419	$19,752	$1,449	6.8%	$1,667	8.4%

Noninterest income increased $1.5 million from $21.4 million for 2011 to $22.9 million for 2012. The increase in total noninterest income during 2012 compared to 2011 resulted primarily from the $1.1 million increase in net gain on sale of loans held for sale from $3.2 million in 2011 to $4.3 million in 2012.

Noninterest income increased $1.7 million to $21.4 million for 2011 from $19.8 million for 2010. The increase during 2011 compared to 2010 resulted primarily from an increase of $2.7 million in other noninterest income from $6.8 million in 2010 to $9.4 million in 2011, which was primarily the result of an increase in ATM and check card fees.

Noninterest income includes gains and losses on other real estate owned. Net losses on other real estate owned was $6.3 million in 2012, $6.0 million in 2011, and $5.4 million in 2010. Foreclosed properties are recorded in other real estate based on appraised values at the time of foreclosure, less estimated cost to dispose of the property. Losses on other real estate may occur when properties are subsequently sold for an amount less than the book value of the property and may also occur as a result of deterioration of market values of such properties as indicated in subsequent appraisals, which results in write downs to the carrying value of such properties. These write downs on other real estate owned amounted to $5.6 million during 2012, $5.3 million during 2011, and $4.4 million during 2010. These write down amounts include write downs on two residential subdivisions in the Memphis, Tennessee metropolitan area, which due to continued declines in the values of such developments in the Memphis market, resulted in write downs of $3.4 million in 2012, $1.6 million in 2011, and $650,000 in 2010.

Noninterest Expenses

The following table sets forth information related to noninterest expenses.

	Year Ended December 31,			2012 Change from 2011		2011 Change from 2010
	2012	2011	2010
	(Dollars in thousands)
Salaries and employee benefits	$35,829	$35,111	$33,339	$718	2.0%	$1,772	5.3%
Expenses of premises and fixed assets	11,330	10,958	10,958	372	3.4	—	—
Data processing expense	1,259	1,240	1,544	19	1.5	(304)	(19.7)
Advertising	1,788	1,445	1,443	343	23.7	2	0.1
ATM expense	1,864	1,493	1,226	371	24.8	267	21.8
FDIC and state assessment	2,598	2,902	3,508	(304)	(10.5)	(606)	(17.3)
Amortization of intangible assets	924	922	922	2	0.2	—	—
Other	12,113	11,776	10,823	337	2.9	953	8.8

Total noninterest expense	$67,705	$65,847	$63,763	$1,858	2.8%	$2,084	3.3%

Noninterest expense was $67.7 million for the year ended December 31, 2012, a $1.9 million, or 2.82%, increase from noninterest expense of $65.9 million for the year ended December 31, 2011. The increase was primarily the result of an increase of $718,000 in compensation benefits from $35.1 million in 2011 to $35.8 million in 2012. Noninterest expense for 2011 increased $2.1 million, or 3.27%, from $63.8 million for 2010. The increase during 2011 related primarily to compensation and benefits expense which increased $1.8 million for 2011 compared to 2010 due primarily to annual salary increases. Compensation and benefits and occupancy comprised 69.65% of total noninterest expense during 2012, compared to 69.96% in 2011 and 69.47% in 2010.

LBI’s efficiency ratio was 57.36%, 59.37%, and 59.49% for the years ended December 31, 2012, 2011 and 2010, respectively. The efficiency ratio represents the percentage of one dollar of expense required to be incurred to earn a full dollar of revenue and is computed by dividing non-interest expense excluding intangible amortization by the sum of net interest income, non-interest income and the fully taxable equivalent adjustment. Based on this calculation, it spent $0.57 on average to earn each $1 of revenue during the year ended December 31, 2012.

Balance Sheet Review

At December 31, 2012, LBI had total assets of $2.83 billion, consisting principally of $1.8 billion in net loans, $701.25 million in investments, and $56.7 million in cash and cash equivalents. LBI’s liabilities at December 31, 2012 totaled $2.5 billion, consisting principally of $2.2 billion in deposits, $85.7 million in short-term borrowings, $185.6 million in Federal Home Loan Bank advances and $57.7 million of subordinated debentures. At December 31, 2012, LBI’s stockholders’ equity was $310.8 million.

At December 31, 2011, LBI had total assets of $2.8 billion, consisting principally of $1.8 billion in net loans, $674.2 million in investments, and $135.7 million in cash and cash equivalents. LBI’s liabilities at December 31, 2011 totaled $2.5 billion, consisting principally of $2.2 billion in deposits, $71.4 million in short-term borrowings, $205.3 million in Federal Home Loan Bank advances and $64.0 million in subordinated debentures. At December 31, 2011, LBI’s stockholders’ equity was $301.2 million.

Investment Securities

LBI’s investment portfolio totaled $701.3 million, $674.2 million and $630.4 million at December 31, 2012, 2011 and 2010, respectively. LBI’s investment portfolio represented 24.77%, 23.98% and 24.80% of its total assets at December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, LBI’s investment portfolio totaled $698.7 million, at amortized cost, and totaled $702.7 million, at fair value, of which, $297.7 million, at amortized cost, and $299.2 million, at fair value, was classified as held-to-maturity and $401.0 million, at amortized cost, and $403.6 million, at fair value, was classified available-for-sale.

At December 31, 2012, LBI’s held-to-maturity portfolio was composed of securities of U.S. government agencies and corporations of $259.1 million, at amortized cost, and $259.7 million, at fair value; obligations of state and political subdivisions of $38.3 million, at amortized cost, and $39.1 million, at fair value; and residential mortgaged-backed securities of $274,000, at amortized cost, and $297,000, at fair value.

At December 31, 2012, LBI’s securities classified as available-for-sale were composed of securities of U.S. government agencies and corporations and agencies of $344.9 million, at amortized cost, and $346.2 million, at fair value; obligations of state and political subdivisions of $55.9 million, at amortized cost, and $57.2 million, at fair value, and residential mortgage-backed securities of $171,000, at amortized cost, and $176,000, at fair value.

At December 31, 2011, LBI’s investment portfolio totaled $670.2 million at amortized cost and totaled $675.7 million at fair value of which, $174.8 million, at amortized cost, and $176.3 million, at fair value, was classified as held-to-maturity and $495.5 million, at amortized cost, and $499.4 million, at fair value, was classified as available-for-sale.

At December 31, 2011, LBI’s held-to-maturity portfolio was composed of $146.4 million, at amortized cost, and $147.1 million, at fair value; obligations of state and political subdivisions of $27.9 million, at amortized cost, and $28.7 million, at fair value; and residential mortgaged-backed securities of $442,000, at amortized cost, and $474,000, at fair value.

At December 31, 2011, securities classified as available-for-sale were composed of securities of U.S. government agencies and corporations of $440.7 million, at amortized cost, and $443.0 million, at fair value; obligations of state and political subdivisions of $54.3 million, at amortized cost, and $55.9 million, at fair value, and residential mortgage-backed securities of $465,000, at amortized cost, and $481,000, at fair value.

At December 31, 2010, LBI’s investment portfolio totaled $629.7 million, at amortized cost, and totaled $623.6 million, at fair value of which, $379.5 million, at amortized cost, and $372.6 million, at fair value, was classified as held-to-maturity and $250.3 million, at amortized cost, and $251.0 million, at fair value, was classified as available-for-sale.

At December 31, 2010, LBI’s held-to-maturity portfolio was composed of securities of U.S. government agencies and corporations of $352.4 million, at amortized cost, and $346.3 million, at fair value; obligations of state and political subdivisions of $26.1 million, at amortized cost, and $25.3 million, at fair value; and residential mortgaged-backed securities of $960,000, at amortized cost, and $1.0 million, at fair value.

At December 31, 2010, securities classified as available-for-sale were composed of securities of U.S. government agencies and corporations of $200.8 million, at amortized cost, and $201.0 million, at fair value; obligations of state and political subdivisions of $48.3 million, at amortized cost, and $48.8 million, at fair value, and residential mortgage-backed securities of $1.2 million, at amortized cost, and $1.2 million, at fair value.

Investment securities with a carrying value of $612.2 million, $622.8 million, and $528.1 million were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes at December 31, 2012, 2011, and 2010, respectively.

The amortized costs and the fair value of investments are as follows.

	December 31,
	2012		2011		2010
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Securities Held to Maturity:
Securities of U.S. government agencies and corporations	$259,095	$259,730	$146,390	$147,056	$352,433	$346,262
Obligations of state and political subdivisions	38,327	39,122	27,942	28,728	26,056	25,305
Residential mortgage-backed securities	273	297	443	474	956	999

Total	$297,695	$299,149	$174,775	$176,258	$379,445	$372,566

Securities Available for Sale:
Securities of U.S. government agencies and corporations	$344,921	$346,156	$440,656	$443,044	$200,785	$201,003
Obligations of state and political subdivisions	55,923	57,227	54,330	55,908	48,254	48,754
Residential mortgage-backed securities	171	176	465	481	1,209	1,235

Total	$401,015	$403,559	$495,451	$499,433	$250,248	$250,992

Contractual maturities and yields on investments are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012
	One Year or Less		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Held-to-maturity
Securities of U.S. government agencies and corporations	$—	—	$65,206	1.264%	$193,889	1.680%	—	—	$259,095	1.578%
Obligations of state and political subdivisions	545	4.345%	3,473	3.640%	16,285	3.180%	18,024	2.990%	38,327	3.149%

Total	545	4.345%	68,679	1.384%	210,174	1.796%	18,024	2.990%	297,422	1.780%
Residential mortgage-backed securities	—	—	—	—	62	5.700%	212	5.010%	274	5.167%

Total	$545	4.345%	$68,679	1.384%	$210,236	1.800%	$18,236	3.015%	$297,696	1.783%

Available-for-sale
Securities of U.S. government agencies and corporations	$3,018	1.020%	$149,489	1.075%	$193,649	1.570%	—	—	$346,156	1.354%
Obligations of state and political subdivisions	5,154	2.685%	12,296	3.030%	17,297	3.250%	22,480	2.933%	57,227	3.025%

Total	8,172	2.069%	161,785	1.224%	210,946	1.705%	22,480	2.933%	403,383	1.591%
Residential mortgage-backed securities	—	—	176	3.600%	—	—	—	—	176	3.596%

Total	$8,172	2.069%	$161,961	1.224%	$210,946	1.705%	$22,480	2.933%	$403,559	1.588%

At December 31, 2012, Liberty Bank had gross unrealized losses of $705,000, approximately 0.10% of the investment portfolio balance. The unrealized losses were primarily attributable to changes in interest rates, rather than deterioration in credit quality. LBI management has the ability and intent to hold the securities classified as held-to-maturity until they mature, at which time Liberty Bank expects to receive full value for the securities. Furthermore, as of December 31, 2012, management also had the ability and intent to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. LBI management does not believe any of the securities are impaired due to reasons of credit quality.

Liberty Bank considers the length of time and extent to which the fair value of available-for-sale debt securities have been less than cost to conclude that such securities were not other-than-temporarily impaired. It also considers other factors such as the financial condition of the issuer including credit ratings and specific events affecting the operations of the issuer, volatility of the security, underlying assets that collateralize the debt security, and other industry and macroeconomic conditions. As Liberty Bank has no intent to sell securities with unrealized losses and it is not more-likely-than-not that the bank will be required to sell these securities before recovery of amortized cost, LBI has concluded that the securities are not impaired on an other-than-temporary basis.

Loans

Since loans typically provide higher interest yields than other types of interest earning assets, a substantial percentage of LBI’s earning assets are invested in its loan portfolio. Average loans for the years ended December 31, 2012 and 2011 were $1.8 billion and $1.7 billion, respectively. Before allowance for loan losses, total loans outstanding at December 31, 2012, 2011, 2010, 2009 and 2008 were $1.8 billion, $1.8 billion, $1.6 billion, $1.7 billion and $1.8 billion, respectively. Loans outstanding decreased from 2008 to 2009 and from 2009 to 2010 principally as a result of the significant contraction in real estate development activities following the financial crisis in 2008.

The principal component of its loan portfolio is loans secured by real estate mortgages. Most of LBI’s real estate loans are secured by residential or commercial property. LBI does originate traditional long-term residential mortgages, but the majority is sold into the secondary market. LBI does issue traditional second mortgage residential real estate loans and home equity lines of credit. LBI obtains a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. LBI attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

The following table summarizes the composition of LBI’s loan portfolio for each of the five years ended December 31, 2012.

	December 31,
	2012		2011		2010		2009		2008
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Real Estate:					(Dollars in thousands)
Residential 1-4 family	$367,251	19.92%	$334,410	18.76%	$314,406	19.61%	$323,851	19.07%	$338,756	18.50%
Non-farm/non-residential	778,303	42.23%	741,231	41.57%	626,548	39.07%	629,123	37.04%	656,435	35.85%
Construction/land development	208,523	11.31%	209,135	11.73%	201,635	12.57%	262,391	15.45%	290,023	15.84%
Agricultural	41,527	2.25%	45,288	2.54%	53,026	3.31%	63,895	3.76%	63,988	3.49%
Multifamily residential	120,104	6.52%	110,861	6.22%	74,101	4.62%	60,704	3.57%	65,424	3.57%
Commercial and industrial	245,007	13.29%	255,210	14.31%	245,446	15.31%	263,349	15.51%	323,932	17.69%
Consumer	43,568	2.36%	42,249	2.37%	43,150	2.69%	45,641	2.69%	53,983	2.95%
Other	38,893	2.11%	44,512	2.50%	45,349	2.82%	49,494	2.91%	38,460	2.11%

Total	1,843,176	100.00%	1,782,896	100.00%	1,603,661	100.00%	1,698,448	100.00%	1,831,001	100.00%
Less:
Allowance for loan losses	33,603		34,280		26,284		30,210		27,635

Net loans	$1,809,573		$1,748,616		$1,577,377		$1,668,238		$1,803,366

Maturities and Sensitivity of Loans to Changes in Interest Rates

The following table summarizes the loan maturity distribution, by type and related interest rate characteristics. The information in this table is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

	December 31, 2012
	One year or less	After one but within five years	After five years	Total
	(In thousands)
Real Estate:
Residential 1-4 family	$115,791	$214,740	$36,720	$367,251
Non-farm/non-residential	283,058	373,271	121,974	778,303
Construction/land development	129,527	74,856	4,140	208,523
Agricultural	19,693	20,353	1,481	41,527
Multifamily residential	39,446	49,146	31,512	120,104
Commercial and industrial	122,715	114,830	7,462	245,007
Consumer	23,359	20,063	146	43,568
Other	23,662	13,492	1,739	38,893

Total	$757,251	$880,751	$205,174	$1,843,176

Loans maturing after one year with
Fixed interest rates				$945,004
Floating interest rates				$140,921

Allowance for Loan Losses

At December 31, 2012, 2011, 2010, 2009 and 2008 the allowance for loan losses was $33.6 million, $34.3 million, $26.3 million, $30.2 and $27.6 million, respectively, or 1.82%, 1.92%, 1.64%, 1.78% and 1.51% of total loans, respectively. Net charge-offs were $15.7 million, $10.0 million, $26.0 million, $22.9 million and $10.5 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The increase in charge-offs in 2009 and 2010 were principally related to residential construction and development projects which became distressed due to decreased demand for such properties following the financial crisis in 2008. Charge-offs in 2012 include $3.9 million on a propane distributor located in north-central Arkansas. Charge-offs in 2010 include $8.3 million on a commercial and residential land developer in northwest Arkansas. Charge-offs in 2009 include $5.7 million on a commercial property developer in Arkansas and Texas and $3.4 million on a residential loan. Charge-offs in 2008 include $4.1 million on a residential developer of subdivisions in the Memphis metropolitan area.

See the discussion of LBI’s critical accounting policies above, Note 1 and Note 5 of Notes to the Consolidated Financial Statements for more information on its allowance for loan losses.

The following table summarizes the activity related to LBI’s allowance for loan losses for the five years ended December 31, 2012.

	Year ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Balance, beginning of year	$34,280	$26,284	$30,210	$27,635	$19,179
Provision for loan losses	15,000	18,000	22,000	25,500	19,000
Loan charge-offs
Residential 1-4 family	935	2,317	4,338	6,736	2,224
Non-farm/non-residential	3,489	2,001	3,029	3,527	807
Construction/land development	4,292	1,763	14,802	3,421	4,819
Agricultural	13	397	91	58	223
Multifamily residential	782	196	20	266	367
Commercial and industrial	6,962	3,101	4,046	9,726	1,818
Consumer	287	519	319	391	680
Other	1,243	296	44	108	121

Total Loan charge-offs	18,003	10,590	26,689	24,233	11,059

Loan recoveries
Residential 1-4 family	1,975	209	351	177	19
Non-farm/non-residential	114	80	84	110	85
Construction/land development	49	129	68	576	1
Agricultural	—	44	4	1	—
Multifamily residential	4	11	7	56	—
Commercial and industrial	49	35	159	247	91
Consumer	59	48	72	108	89
Other	76	30	18	33	230

Total Recoveries	2,326	586	763	1,308	515

Net loan charge-offs	15,677	10,004	25,926	22,925	10,544

Balance, end of year	$33,603	$34,280	$26,284	$30,210	$27,635

Allowance for loan losses to gross loans	1.82%	1.92%	1.64%	1.78%	1.51%
Net charge-offs to average loans	0.86%	0.59%	1.57%	1.31%	0.59%

The following table presents the allocation of the allowance for loan losses for loans as of the dates indicated.

Allocation of Allowance for Loan Losses for Loans

	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010		As of December 31, 2009		As of December 31, 2008
	Allowance Amount	% of loans(1)	Allowance Amount	% of loans(1)	Allowance Amount	% of loans(1)	Allowance Amount	% of loans(1)	Allowance Amount	% of loans(1)
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$4,046	19.9%	$4,534	18.8%	$5,575	19.6%	$5,770	19.1%	$5,112	18.5%
Non-farm/non-residential	11,392	42.2	14,963	41.6	5,667	39.1	7,760	37.0	8,482	35.9
Construction/land development	4,046	11.3	5,219	11.7	3,668	12.6	4,652	15.4	4,366	15.8
Agricultural	831	2.3	108	2.5	294	3.3	351	3.8	574	3.5
Multifamily residential	155	6.5	676	6.2	1072	4.6	1,088	3.6	995	3.6
Commercial and industrial	6,261	13.3	4,676	14.3	4,910	15.3	4,683	15.5	4,892	17.7
Consumer	348	2.4	339	2.4	476	2.7	816	2.7	801	2.9
Other	—	2.1	—	2.5	—	2.8	0	2.9	0	2.1
Unallocated	6,524	—	3,765	—	4,622	—	5,090	—	2,413	—

Total	$33,603	100.0%	$34,280	100.0%	$26,284	100.0%	$30,210	100.0%	$27,635	100.0%

(1) Percentage of loans in each category to loans receivable.

The allowance consists of specific, general, and unallocated components. In its regular evaluation of the adequacy of the total allowance for loan losses, management reviews the level of the allowance for loan losses in comparison to its evaluation of the aggregate of the specific, general, and unallocated components and maintains the allowance within parameters as established by policy guidelines.

Reclassifications of loans from the general to specific evaluation, or from specific to general evaluation may result in variations in both the dollar amount and percentage in both the specific and general components of the allowance.

For loans that are classified as impaired and are thus specifically evaluated, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. For additional information on impaired loans, see the Nonperforming Assets section of this analysis, Note 3 of the Condensed Notes to Consolidated Financial Statements (unaudited) and Note 5 of the Condensed Notes to Consolidated Financial Statements (audited).

The general component, which relates to loans that are not impaired and thus are not specifically evaluated, is based on historical loss experience adjusted for qualitative factors and also includes an unallocated component. The amount of the general allowance is $21.3 million and $19.0 million as of December 31, 2012 and 2011, respectively. The dollar amount of collectively evaluated loans is $1.78 billion and $1.71 billion as of December 31, 3012 and 2011, respectively. The general allowance as a percentage of collectively evaluated loans is 1.20% at December 31, 2012, and 1.11% at December 31, 2011. The increase at December 31, 2012 as compared to December 31, 2011 was principally the result of a recovery during 2012 of approximately $1.7 million on a loan which had been charged-off in 2010.

The unallocated component, which is included within the general component and is maintained to cover uncertainties that could affect management’s estimate of probable losses, reflects the evaluation of factors including loan growth, the level of loan-to-value policy exceptions, the volume of non-owner occupied construction and development loans, the level of past due and non-accrual loans, the level of watch rated loans, and evaluation of market economic conditions.

While the allowance is allocated to various loan categories in assessing and evaluating the level of the allowance, the allowance is available to cover charge-offs incurred in all loan categories. Because a portion of our portfolio has not matured to the degree necessary to obtain reliable loss data from which to calculate estimated future losses, the unallocated portion of the allowance is an integral component of the total allowance. Although unassigned to a particular credit relationship or product segment, this portion of the allowance is vital to safeguard against the imprecision inherent in estimating credit losses.

The amount of the general allowance related to the unallocated component is $6.5 million at December 31, 2012 and $3.8 million at December 31, 2011. The changes for the period ended December 31, 2012 and 2011 in the allocation of the allowance for loan losses for the individual types of loans are primarily associated with changes in the ASC 310 calculations, both individual and aggregate, and changes in the ASC 450 calculations. These calculations are affected by changes in individual loan impairments, changes in asset quality, net charge-offs during the period and normal changes in the outstanding loan portfolio, as well any changes to the general allocation factors due to changes within the actual characteristics of the loan portfolio.

Nonperforming Assets

The following table shows the nonperforming assets and the related percentage of nonperforming assets to total assets and non-performing loans to total loans for the five years ended December 31, 2012. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when it is believed, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as a reduction in principal when received.

	December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Residential 1-4 family	$2,489	$2,773	$4,031	$5,776	$4,334
Non-farm/non-residential	7,703	21,306	6,055	7,473	2,818
Construction/land development	2,035	12,870	3,093	6,888	3,547
Agricultural	—	103	450	1,022	240
Multifamily residential	1,122	404	352	312	—
Commercial and industrial	204	5,274	4,459	7,391	3,830
Consumer	130	107	146	267	226
Other	—	1,243	96	484	30

Total nonperforming loans	13,683	44,080	18,682	29,613	15,025
Other real estate owned and repossessed assets	29,832	25,978	32,604	22,527	14,969

Total nonperforming assets	$43,515	$70,058	$51,286	$52,140	$29,994

Nonperforming assets to total assets	1.54%	2.49%	2.02%	2.04%	1.15%
Nonperforming loans to total loans	0.74%	2.47%	1.16%	1.74%	0.82%
Total loans 90 days or more past due	$7,131	$29,024	$13,606	$24,847	$10,960
Loans 90 days or more past due and still accruing	94	866	15	12	—
Accruing troubled debt restructurings	41,424	20,960	1,734	1,415	—

At December 31, 2012, nonperforming assets were $43.5 million, or 1.54% of total assets and nonperforming loans were 0.74% of total loans. Comparatively, December 31, 2011 nonperforming assets were $70.1 million or 2.49% of total assets and nonperforming loans were 2.47% of total loans. Nonperforming loans decreased $30.4 million to $13.7 million at December 31, 2012 from $44.1 million at December 31, 2011. The increase in nonperforming loans at December 31, 2011 was principally the result of various commercial and real estate development loans. These included a commercial land development in Jonesboro, Arkansas of $8.9 million and in Rogers, Arkansas of $5.7 million, both of which were foreclosed on and placed in other real estate owned in 2012.

At December 31, 2012, impaired loans totaled $65.2 with a specific allowance allocation of approximately $12.3 million. During 2012, the average recorded investment in impaired loans was $67.9 million. At December 31, 2011, impaired loans totaled $70.54 million with a specific allowance allocation of $15.3 million. During 2011, the average recorded investment in impaired loans was approximately $65.4 million.

Other nonperforming assets include other real estate owned and repossessed assets. These assets increased $3.9 million to $29.8 million at December 31, 2012 from $26.0 million at December 31, 2011. During 2012, LBI sold 142 properties for approximately $11.9 million and recognized a $37,000 gain on the sales. In addition LBI added 50 properties totaling $23.0 million to other real estate owned during 2012, and recorded write downs totaling $5.6 million on 27 properties. The balance at December 31, 2012 includes 20 commercial properties totaling $28.1 million and 12 residential real estate properties totaling $1.8 million. LBI believes that these properties are appropriately valued at the lower of cost or market as of December 31, 2012.

As a general practice, most of LBI’s loans are originated with maturities of five years or less. When a loan reaches its maturity frequently it renew the loan, thereby extending its maturity. Such renewals and extensions are made in accordance with LBI’s existing credit policy, using appropriate credit standards and are based upon updated financial information on the borrower. Nonperforming loans are renewed at terms generally consistent with the ultimate source of repayment and appropriate rates. In these cases, Liberty Bank will seek additional credit enhancements, such as additional collateral or additional guarantees to further protect the loan. When a loan is no longer performing in accordance with its stated terms, Liberty Bank will typically seek performance under the guarantee.

At December 31, 2012, approximately 82.23% of its loans were collateralized by real estate, and over 90.56% of its impaired loans were secured by real estate. Liberty Bank utilizes third party appraisers to determine the fair value of collateral dependent loans. Impaired loans are individually reviewed on a quarterly or more frequent basis to determine the level of impairment. It typically records a charge-off or create a specific reserve for impaired loans when it does not expect repayment to occur as agreed upon under the original terms of the loan agreement.

Liberty Bank considers TDRs when the debtor experiences financial difficulties and Liberty Bank provides concessions with the original terms of the loan agreement. Concessions can relate to the contractual interest rate, maturity date, or payment structure of the note. As part of its workout plan for individual loan relationships, it may restructure loan terms to assist borrowers facing challenges in the current economic environment. As of December 31, 2012, LBI determined that it had loans totaling $41.4 million, which it considered accruing TDRs. As of December 31, 2011, it had loans totaling $21.0 million, which it considered accruing TDRs. See Note 5 to the Consolidated Financial Statements for additional information on TDRs.

Deposits and Other Interest Bearing Liabilities

LBI’s primary source of funds for loans and investments are its deposits, advances from the Federal Home Loan Bank and repurchase agreements. At December 31, 2012, 2011 and 2010 total deposits were $2.2 billion, $2.2 billion and $1.9 billion, respectively.

The following table shows the average balance amounts and the average rates paid on deposits held by LBI as of the dates indicated.

	December 31,
	2012		2011		2010
	Average	Average	Average	Average	Average	Average
	Balance	Rate Paid	Balance	Rate Paid	Balance	Rate Paid
	(Dollars in thousands)
Non-interest bearing demand deposits	$209,489	0.00%	$192,383	0.00%	$171,558	0.00%
Interest-bearing demand deposits	759,619	0.49%	611,756	0.64%	507,188	0.79%
Money market accounts	90,107	0.34%	84,563	0.62%	81,622	0.84%
Savings deposits	123,659	0.37%	118,277	0.79%	99,356	0.82%
Time deposits less than $100,000	442,420	1.00%	477,240	1.26%	495,944	1.61%
Time deposits of $100,000 or more	522,882	0.90%	535,311	1.22%	534,913	1.60%

Total deposits	$2,148,176	0.63%	$2,019,530	0.89%	$1,890,581	1.17%

Core deposits which exclude time deposits of $100,000 or more provide a relatively stable funding source for its loan portfolio and other earning assets. Core deposits were $1.7 billion, $1.6 billion, and $1.4 billion at December 31, 2012, 2011 and 2010, respectively.

All of LBI’s time deposits are certificates of deposits. The maturity distribution of its time deposits of $100,000 or more is as follows:

	December 31,
	2012	2011	2010
	(In thousands)
Three months or less	$155,640	$144,537	$129,646
Over three through twelve months	218,509	270,286	324,181
Over twelve months through three years	138,607	123,925	100,174
Over three years	6,386	3,933	395

Total	$519,142	$542,681	$554,396

The Dodd-Frank Act permanently raised the standard maximum deposit FDIC insurance amount to $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

Short-Term Borrowings

Short-term borrowings consisted of securities sold under agreements to repurchase amounting to $85.7 million (with a weighted average rate of .88%), $71.4 million (with a weighted average rate of 1.28%), and $74.0 million (with a weighted average rate of 1.34%) as of December 31, 2012, 2011, and 2010 respectively. Securities sold under agreements to repurchase generally mature within one year from the transaction date. The maximum amount of short-term borrowings outstanding at any month-end amounted to approximately $106.5 million during 2012, $98.3 million during 2011, and $87.2 million during 2010. Average short-term borrowings outstanding amounted to approximately $93.1 million for 2012, $77.2 million for 2011 and $73.4 million for 2010.

Capital Resources

Total stockholders’ equity was $310.8 million at December 31, 2012 and $301.2 million at December 31, 2011. The $9.6 million increase during 2012 is primarily related to net income of $20.9 million during the year less dividends of $10.0 million.

Beginning in 2009, LBI participated in the U.S. Department of the Treasury TARP Capital Purchase Program for non-public qualifying financial institutions and received $57,500,000 from the Treasury in connection with the issuance of 57,500 shares of Series A Preferred Stock and the issuance of Preferred Stock warrants, which were immediately exercised for a nominal amount, for 2,875 shares of Series B Preferred Stock.

During 2011, LBI repurchased the Series A and Series B Preferred Stock and exited the TARP Capital Purchase Program by issuing to the Treasury’s Small Business Lending Fund (“SBLF”) $52,500,000 of Series C cumulative perpetual Preferred Stock (52,500 shares) and making a cash payment of $7,875,000. The dividend rate on the Series C Preferred Stock is variable (5% at December 31, 2012 and 2011) based on lending increase parameters, as defined by the SBLF, and adjusts to a fixed rate of 9% after 4.5 years from the date of issuance if the funding is still outstanding. The Series C Preferred Stock has a liquidation preference of $1,000 per share. In connection with the issuance of the preferred stock, LBI agreed, among other things, to certain restrictions on dividend payment on common stock.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), dividend payout ratio (cash dividends divided by net income) and equity to assets ratio (average equity divided by average total assets) for the three years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
Return on average assets	0.75%	0.60%	0.50%
Return on average equity	6.79%	5.34%	4.32%
Dividend Payout ratio	40.12%	21.46%	0.00%
Average Equity to average assets ratio	10.98%	11.30%	11.56%
Common equity to assets ratio	9.12%	8.85%	9.37%

LBI’s return on average assets was 0.75% for the year ended December 31, 2012 and 0.60% and 0.50% for the years ended December 31, 2011 and 2010, respectively. In addition, return on average equity was 6.79% for 2012 compared to 5.34% for 2011 and 4.32% for 2010. The dividend payout ratio was 40.12% for the year ended December 31, 2012 compared to 21.46% and 0.00% for the years ended December 31, 2011 and 2010, respectively. The average equity to average assets ratio was 10.98% at December 31, 2012 compared to 11.30% and 11.56% at December 31, 2011 and 2010, respectively. In addition, common equity to assets ratio was 9.12% at December 31, 2012, compared to 8.85% at December 31, 2011 and 9.37% at December 31, 2010.

LBI and Liberty Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on LBI’s and Liberty Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, LBI and Liberty Bank must meet specific capital guidelines that involve quantitative measures of LBI’s and Liberty Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. LBI’s and Liberty Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require LBI and Liberty Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). LBI management believes, as of December 31, 2012, that LBI and Liberty Bank meet all capital adequacy requirements to which they are subject. On July 2, 2013 the Board of Governors of the Federal Reserve System adopted a final rule that revises risk-based and leverage capital requirements for banking organizations. For additional information, please see the section hereinafter following titled “Accounting, Reporting, and Regulatory Matters.”

As of December 31, 2012, 2011 and 2010, capital ratios exceeded these ratios and remain “well-capitalized.” The following table summarizes the capital amounts and ratios of LBI, Liberty Bank and the regulatory minimum requirements.

			Federal Reserve minimum ratios to be adequately capitalized		Federal Reserve minimum ratios to be well capitalized
	Actual
	Amount	Ratios	Amount	Ratios	Amount	Ratios
	(Dollars in thousands)
As of December 31, 2012
Total Risk Based Capital-Consolidated	299,835	15.00%	159,986	8.00%	N/A	N/A
Total Risk Based Capital-Liberty Bank	297,867	14.90%	159,528	8.00%	199,410	10.00%
Tier 1 Risk Based Capital-Consolidated	274,731	13.70%	79,993	4.00%	N/A	N/A
Tier 1 Risk Based Capital-Liberty Bank	272,834	13.70%	79,764	4.00%	119,646	6.00%
Tier 1 Leverage Capital-Consolidated	274,731	10.00%	109,640	4.00%	N/A	N/A
Tier 1 Leverage Capital-Liberty Bank	272,834	10.00%	109,640	4.00%	137,050	5.00%

As of December 31, 2011
Total Risk Based Capital-Consolidated	293,047	15.70%	149,512	8.00%	N/A	N/A
Total Risk Based Capital-Liberty Bank	292,636	15.70%	149,323	8.00%	186,653	10.00%
Tier 1 Risk Based Capital-Consolidated	269,551	14.40%	74,756	4.00%	N/A	N/A
Tier 1 Risk Based Capital-Liberty Bank	269,169	14.40%	74,661	4.00%	111,992	6.00%
Tier 1 Leverage Capital-Consolidated	269,551	10.00%	107,740	4.00%	N/A	N/A
Tier 1 Leverage Capital-Liberty Bank	269,169	10.00%	107,740	4.00%	134,675	5.00%

As of December 31, 2010
Total Risk Based Capital-Consolidated	288,091	16.50%	140,121	8.00%	N/A	N/A
Total Risk Based Capital-Liberty Bank	282,102	16.10%	140,247	8.00%	175,309	10.00%
Tier 1 Risk Based Capital-Consolidated	266,143	15.20%	70,060	4.00%	N/A	N/A
Tier 1 Risk Based Capital-Liberty Bank	260,134	14.80%	70,124	4.00%	105,185	6.00%
Tier 1 Leverage Capital-Consolidated	266,143	10.70%	99,077	4.00%	N/A	N/A
Tier 1 Leverage Capital-Liberty Bank	260,134	10.50%	99,077	4.00%	123,846	5.00%

Dividends that may be paid by Liberty Bank are subject to legal limitations and regulatory capital requirements. The approval of the Arkansas State Bank Department is required if the total of all dividends declared by a state charter bank in any calendar year exceeds seventy-five percent of the current year annualized net income plus seventy-five percent of the prior year retained income (net income minus dividends paid).

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into account in its consolidated financial statements. Rather, LBI’s consolidated financial statements have been prepared on an historical cost basis in accordance with accounting principles generally accepted in the United States of America.

Unlike most industrial companies, LBI’s assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on its performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. LBI seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Risk

LBI is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments included commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in LBI’s financial statements. LBI’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements is represented by contractual terms of those instruments. LBI uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as the customer has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Unfunded commitments to extend credit were approximately $179.8 million and $137.6 million at December 31, 2012 and December 31, 2011, respectively.

At December 31, 2012 and 2011, loans sold subject to repurchase agreements totaled $99.9 and $72.1 million, respectively.

At December 31, 2012 and 2011, there were commitments of $6.2 million and $5.8 million under letters of credit, respectively. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Except as disclosed in this document, LBI is not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Market Risk and Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in LBI’s lending, investing, deposit gathering, and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of its business.

LBI actively monitors and manages its interest rate risk exposure in order to control the mix and maturities of our assets and liabilities utilizing a process it calls asset/liability management. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates. Its asset/liability management committee (“ALCO”) monitors and considers methods of managing exposure to interest rate risk. LBI has an internal ALCO consisting of certain members of senior management that meets quarterly or more frequently. ALCO is responsible for maintaining the level of interest rate sensitivity of our interest sensitive assets and liabilities within board-approved limits.

Its interest rate risk exposure is managed principally by measuring its interest sensitivity which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. In general, LBI would benefit from increasing market rates of interest when it has an asset-sensitive gap position and from decreasing market rates of interest when it is liability-sensitive.

The following table sets forth information regarding its rate sensitivity, as of December 31, 2012, at each of the time intervals.

	December 31, 2012
	1 – 90 days	91 – 365 days	After one but within five years	After five years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$397,611	$385,163	$851,455	$208,947	$1,843,176
Securities	2,368	6,349	230,640	461,898	701,255
Federal funds sold and other interest earning assets	6,289	—	—	—	6,289

Total interest-earning assets	406,268	391,512	1,082,095	670,845	2,550,720
Interest-bearing liabilities:
Interest-bearing demand deposits	918,638	—	—	—	918,638
Savings deposits	115,536	—	—	—	115,536
Time deposits	282,135	401,850	223,526	1,469	908,980
Short-term borrowing	85,555	148	—	—	85,703
Long-term debt	5,000	85,042	71,433	81,852	243,327

Total interest bearing liabilities	1,406,864	487,040	294,959	83,321	2,272,184

Rate sensitive gap	(1,000,596)	(95,528)	787,136	587,524	$278,536

Rate sensitive cumulative gap	$(1,000,596)	$(1,096,124)	$(308,988)	$278,536

Cumulative gap as a percentage of interest earnings assets	-39.23%	-42.97%	-12.11%	10.92%

As measured over the one-year time interval, the above analysis indicates that LBI was liability sensitive at December 31, 2012, since it had more liabilities than assets repricing in the next twelve months. At December 31, 2012, it had $1.1 billion more assets than liabilities that reprice within the next twelve months. However, its gap analysis is not a precise indicator of its interest sensitivity position. This analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by LBI as significantly less interest-sensitive than market-based rates such as those paid on noncore deposits. It periodically utilizes more complex interest rate models than indicated above, and based on those results it believes that its net interest income will be negatively impacted by an increase in interest rates. A substantial portion of its deposits reprice over the next 12 months. Net interest income may be affected by other significant factors in a given interest rate environment, including changes in the volume and mix of interest earning assets and interest bearing liabilities.

At December 31, 2012, approximately $1.9 billion of interest bearing liabilities were either variable rate or had a maturity of less than one year. Of the $1.4 billion of interest bearing liabilities set to reprice within 90 days, $1.0 billion are transaction, money market or savings accounts which are already at or near their lowest rates and provide little opportunity for benefit to LBI should market rates continue to decline or stay constant. However, certificates of deposit that are currently maturing or renewing are repricing at lower rates. LBI expects to benefit as these deposits reprice, even if market rates increase slightly.

Included in its Federal Home Loan Bank advances and related debt were a number of borrowings with callable features as of December 31, 2012. LBI believes that the optionality on many of these borrowings will not be exercised until interest rates increase significantly. In addition, it believes that the interest rates that it pays on the majority of its interest bearing transaction accounts would only be impacted by a portion of any change in market rates. This key assumption is utilized in LBI’s overall evaluation of its level of interest sensitivity.

Contractual Obligations

LBI utilizes a variety of short-term and long-term borrowings to supplement its supply of lendable funds, to assist in meeting deposit withdrawal requirements, and to fund growth of interest earning assets in excess of traditional deposit growth. Certificates of deposit, structured repurchase agreements and FHLB-Dallas advances serve as its primary sources of such funds. Contractual obligations relative to these agreements are noted in the table below. Option periods that it has not yet exercised are not included in this analysis as they do not represent contractual obligations until exercised.

The following table provides payments due by period for obligations under long-term borrowings and operating lease obligations.

	December 31, 2012
	Payments Due by Period
	Within One Year	Over One to Two Years	Over Two to Three Years	Over Three to Five Years	After Five Years	Total
	(Dollars in thousands)
Certificates of deposit	$683,985	$184,084	$30,948	$8,494	$1,469	$908,980
Repurchase agreements	$85,703	$—	$—	$—	$—	$85,703
Long-term debt	90,044	35,146	36,126	691	81,320	243,327
Operating lease obligations	723	573	452	738	1,572	4,058

Total	$860,455	$219,803	$67,526	$9,923	$84,361	$1,242,068

Approximately $860.46 million, or 69.28% of the contractual obligations noted above are due within one year and approximately $1.08 billion or 86.97% are due within two years. See discussions of rate sensitivity and liquidity above.

Accounting, Reporting and Regulatory Matters

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/disclosure of financial information by LBI.

Recent accounting pronouncements. In February 2013, the FASB issued an update, ASU 2013-02, “Comprehensive Income (Topic 220): Reporting Items Reclassified Out of Accumulated Other Comprehensive Income” which requires disclosure of amounts reclassified out of accumulated other comprehensive income in their entirety, by component, on the face of the statement of comprehensive income or in the notes to the financial statements. Amounts that are not required to be classified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. ASU 2013-02 is effective prospectively for fiscal years and interim periods beginning after January 1, 2013, and did not have an impact on the Company’s financial position or results of operations.

Presently, the Company is not aware of any changes from the Financial Accounting Standards Board that will have a material impact on the Company’s present or future financial statements.

Regulatory matters. Liberty Bank is restricted from paying dividends that exceed 75% of the current year’s net income plus 75% of the retained net income for the immediately preceding year without obtaining regulatory approval.

LBI and Liberty Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the LBI and Liberty Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, LBI and Liberty Bank must meet specific capital guidelines that involve quantitative measures of the LBI and Liberty Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The LBI and Liberty Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

On July 2, 2013, the Office of the Comptroller of the Currency and Board of Governors of the Federal Reserve System adopted a final rule that revises risk-based and leverage capital requirements for banking organizations. Among other matters, the final rule implements a revised definition of regulatory capital, a new common equity tier 1 minimum capital requirement, a higher minimum tier 1 capital requirement, and incorporates these new requirements into the agencies’ prompt corrective action framework. In addition, the final rule establishes limits on a banking organization’s capital distributions if the banking organization does not hold a specified amount of common equity tier 1 capital in addition to the amount necessary to meet its minimum risk-based capital requirements. Further, the final rule amends the methodologies for determining risk-weighted assets for all banking organizations, and also adopts changes to the agencies’ regulatory capital requirements that meet the requirements of section 171 and section 939A of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The mandatory compliance date for organizations such as LBI is January 1, 2015. As this rule was only recently adopted, there has been no determination of the potential impact, if any, on LBI.

For additional information on regulatory matters and regulatory capital, please see Note 21 of the LBI Consolidated Financial Statements as of December 31, 2012.

CERTAIN BENEFICIAL OWNERS OF LBI COMMON STOCK

As of June 25, 2013, LBI had 478 shareholders of record of its common stock. The following table lists the stock ownership of LBI directors, its executive officers, all directors and executive officers as a group, and those persons who, to LBI’s knowledge, beneficially owned 5% or more of LBI common stock outstanding as of June 25, 2013. According to SEC rules, a “beneficial owner” of securities has or shares the power to vote securities or to direct their investment. Thus, under the rules, more than one person may be deemed to be a beneficial owner of the same shares. A person is also deemed to be a beneficial owner of any shares as to which that person has the right to acquire beneficial ownership within 60 days from June 25, 2013.

Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and investment power with respect to his shares. The address for each of LBI’s directors and executive officers is c/o Liberty Bancshares, Inc., 2901 East Highland Drive, Jonesboro, Arkansas 72401.

Name of Directors, Executive Officers	Number of Shares Beneficially Owned of LBI Common Stock Pre- Merger	Percent of Total Class of LBI Common Stock Pre-Merger(1)
Wayne F. Baker (3)	10,000	*
Susan Cathcart (4)	10,123	*
Richard S. Darouse (5)	16,197	1.38%
Chris Fowler (6)	43,308	3.69%
Jama M. Fowler (7)	137,986	11.74%
Mark P. Fowler (2)(8)	29,029	2.46%
Wallace W. Fowler (9)	165,861	14.12%
John C. Freeman (2)(10)	5,505	*
Moud Gazaway (11)	2,000	*
Stacy Greene (12)	13,168	1.12%
Howard Hamilton (13)	2,931	*
Al M. Heringer, III (14)	6,803	*
Sam Hummelstein (15)	3,000	*
Mike Langford (16)	24,920	2.12%
Charles F. Luter (17)	31,640	2.69%
Hugh McClain (18)	53,100	4.52%
Lloyd McCracken, Jr. (2)(19)	9,486	*
Matt Parker (20)	2,631	*
Roy Reaves (21)	48,603	4.14%
Ed Way (2)(22)	4,451	*

Directors and Executive Officers as a group (20 persons)	482,756	40.77%

Other 5% Shareholders:
None	—	—

*	Less than one percent.
(1)	The percentage of LBI common stock beneficially owned was calculated based on 1,174,966 shares of LBI common stock outstanding and 18,350 vested stock options outstanding as of June 25, 2013. The percentage assumes that the person in each row has exercised all options that are exercisable by that person or group within 60 days of June 25, 2013.
(2)	Includes shares that may be issued upon the exercise of vested common stock options, as follows: Mr. Mark Fowler, 3,000 shares; Mr. Freeman, 3,000 shares; Mr. McCracken, 3,000 shares; Mr. Way, 200 shares ; and all directors and executive officers as a group, 9,200 shares.

(3)	Includes 10,000 shares held jointly with his spouse.
(4)	Includes 10,123 shares held jointly with her spouse.
(5)	Includes 10,846 shares held jointly with his spouse. Also includes 3,420 shares held in an IRA of which he has sole voting power, and 1,931 shares owned by his wife’s IRA.
(6)	Includes 3,506 shares held in an IRA of which he has sole voting power. Also includes 3,200 shares held in the name of TB of Jonesboro, Inc. of which he is the sole owner, 10,880 shares held in the name of FB Foods, LLC of which he owns 52% and is the General Manager, 1,985 shares held in the name of Fowler Delta Foods, LLC of which he owns 33% and is the General Manager. Also includes 4,788 shares held in a trust for Megan Fowler and 4,855 shares held in a trust for Matthew Fowler of which he is the trustee and has sole voting power. Also includes 200 shares owned by his spouse. Chris Fowler is the son of Wallace W. and Jama M. Fowler.
(7)	Includes 39,918 shares held in her living trust of which she is co-trustee with Wallace W. Fowler and 39,918 shares held in Wallace W. Fowler’s living trust of which she is co-trustee. Also includes 28,650 shares owned by Fowler Foods, Inc. which is owned 50% by each of their living trusts and 29,500 shares held in the name of JWF Investments, LLC which is owned 5% by each of their living trusts with she and Wallace W. Fowler serving as co-General Managers. Jama M. Fowler is the spouse of Wallace W. Fowler.
(8)	Includes 7,372 shares held in the Mark Fowler Children’s Trust of which he is the trustee and has sole voting power. Also includes 3,400 shares held in an IRA of which he has sole voting power. Also includes 3,459 shares held in trust for Crystal Fowler, 2,740 shares held in trust for Aaron Fowler, 5,045 shares held in trust for Chris Fowler, Jr., and 4,013 shares held in trust for Alexandra Fowler of which he is the trustee and has sole voting power. Mark Fowler is the son of Wallace W. and Jama M. Fowler.
(9)	Includes 39,918 shares held in his living trust of which he is co-trustee with Jama M. Fowler and 39,918 shares held in Jama M. Fowler’s living trust of which he is co-trustee. Includes 28,650 shares owned by Fowler Foods, Inc. which is owned 50% by each of their living trusts, 27,875 shares held in the name of Fowler Family Investments, LLC and owned 20% each by Wallace W. Fowler, Jama M. Fowler, and each of their three sons with Wallace W. Fowler serving as the General Manager, and also 29,500 shares held in the name of JWF Investments, LLC which is owned 5% by each of the Wallace W. Fowler and Jama M. Fowler living trusts, of which he serves as co-trustee with Jama M. Fowler. Wallace W. Fowler is the spouse of Jama M. Fowler.
(10)	Includes 1,535 shares owned jointly with spouse and 970 shares held in an IRA of which he has sole voting power.
(11)	Includes 2,000 shares held in a trust of which Mr. Gazaway is co-trustee with his spouse.
(12)	Includes 730 shares held in an IRA of which Mr. Greene has sole voting power and also includes 3,849 shares held in an irrevocable trust of which he is the trustee and has sole voting power, and 4,750 shares held in a trust and an estate over which he exercises control.
(13)	Includes 2,931 shares held in the name of Nest Egg Enterprises, LLC which is owned 50% by Howard Hamilton who serves as the Manager.
(14)	Includes 3,730 shares held in a living trust of which Mr. Heringer is the trustee and has sole voting power. Also includes 2,600 shares held in a profit sharing plan for the benefit of Mr. Heringer of which Liberty Bank of Arkansas is the trustee. Includes 323 shares held in an IRA of which Mr. Heringer has sole voting power, and 150 shares owned by his spouse’s IRA.
(15)	Includes 1,500 shares owned by his spouse.
(16)	Includes 9,000 shares owned by Lamco Limited Partnership I and 15,920 shares owned by Lamco Limited Partnership II of which Mr. Langford owns 50% of each entity and also serves as co-managing partner of each.
(17)	Includes 31,640 shares held in a revocable trust of which Mr. Luter is the trustee and has sole voting power.
(18)	Includes 9,902 shares held in a limited partnership of which Mr. McClain is the Managing Partner and 43,198 shares held in a trust of which Mr. McClain is the trustee and has sole voting power.
(19)	Includes 1,785 shares held jointing with his spouse, 3,369 shares in an IRA of which he has sole voting power, and 1,332 shares held in a limited liability company of which he owns 10% and is the General Manager, with the remaining units of the LLC owned by his spouse and children.

(20)	Includes 461 shares held in an IRA of which he has sole voting power. Also includes 131 shares each in trust for his three children of which he is the trustee and has sole voting power.
(21)	Includes 37,001 shares held in a revocable trust of which Mr. Reaves is the trustee and has sole voting power, 10,325 shares held in an IRA of which he has sole voting power, and 1,277 shares owned by his spouse’s IRA.
(22)	Includes 2,251 shares held in an IRA of which Mr. Way has sole voting power, and also includes 810 shares held in his spouse’s IRA.

CERTAIN LEGAL MATTERS

The validity of the HBI common stock to be issued in the merger will be passed upon for HBI by its counsel, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will also pass upon certain federal income tax matters for HBI and LBI.

EXPERTS

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from HBI’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of HBI’s internal control over financial reporting have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance on the reports of BKD given as experts in accounting and auditing.

The consolidated financial statements of LBI included in this joint proxy statement/prospectus, as of December 31, 2012 and 2011 and the related consolidation statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, have been audited by Kemp & Company, a Professional Association, an independent public accounting firm, as stated in their report and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SUBMISSION OF HBI ANNUAL MEETING SHAREHOLDER PROPOSALS

In order for a proposal by an HBI shareholder to be presented at an annual meeting of HBI’s shareholders, the proposal must be included in the related proxy statement and proxy form. Proposals by shareholders intended to be presented at the Annual Meeting of Shareholders in 2014 must be received by HBI no later than November 8, 2013, for possible inclusion in the proxy statement relating to that meeting.

For a shareholder proposal to be included in the proxy statement and proxy form for an annual meeting of the HBI’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including HBI’s Bylaws and Rule 14a-8 of the Exchange Act; and (2) be received by HBI at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Holly A. McKenna, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 8, 2013, in the case of the Annual Meeting of Shareholders in 2014. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before HBI begins to print and mail its proxy materials.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows HBI to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately by them with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by any information in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by HBI:

•	Annual Report on Form 10-K for the year ended December 31, 2012;

•	Definitive Proxy Statement on Schedule 14A for HBI’s 2013 Annual Meeting of Shareholders;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013; and

•	Current Reports on Form 8-K filed January 17, 2013; April 18, 2013; April 19, 2013; June 25, 2013; June 27, 2013; July 18, 2013; and August 2, 2013, respectively.

In addition, HBI is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the special meeting of the HBI shareholders, provided, however, that HBI is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

HBI files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials HBI files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

HBI has not authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

LIBERTY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

	June 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Cash and due from banks (including interest bearing amounts:
2013—$14,169 and 2012—$5,989)	$49,162	$56,353
Federal funds sold	—	300

Total cash and cash equivalents	49,162	56,653
Investment securities:
Held-to-maturity securities (approximate fair value:
2013—$285,760 and 2012—$299,149)	290,988	297,696
Available-for-sale securities	394,745	403,559

	685,733	701,255
Loans	1,899,540	1,843,176
Allowance for loan losses	(36,109)	(33,603)

Net loans	1,863,431	1,809,573
Premises and fixed assets, net	83,888	80,989
Other real estate owned	26,545	29,832
Accrued interest receivable	9,817	10,747
Investments in unconsolidated subsidiaries	1,733	1,733
Goodwill	88,499	88,499
Core deposit intangibles and other intangible assets	1,760	2,201
Other assets	45,952	49,673

	$2,856,520	$2,831,155

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest bearing	$228,454	$234,520
Interest bearing	1,963,903	1,943,154

Total deposits	2,192,357	2,177,674
Short-term borrowings	77,623	85,703
Long-term debt	258,803	243,327
Accrued interest payable	669	783
Other liabilities	11,170	12,903

Total liabilities	2,540,622	2,520,390

Shareholders’ equity:
Preferred Stock, $.01 par value—authorized 5,000,000 shares, issued: 52,500 shares	52,500	52,500
Common Stock, $.01 par value—authorized 10,000,000 shares, issued: 2013— 1,210,638 shares and 2012—1,208,247 shares	12	12
Surplus	167,089	167,066
Retained earnings	108,212	98,182
Accumulated other comprehensive (loss) income	(3,561)	1,336
Less: Treasury stock, at cost (2013—35,672 shares; 2012—35,572 shares)	(8,354)	(8,331)

Total shareholders’ equity	315,898	310,765

	$2,856,520	$2,831,155

See condensed notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except for per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(unaudited)		(unaudited)
Interest income:
Loans including fees	$23,733	$24,707	$46,441	$49,339
Investment securities
Taxable	2,034	2,698	4,228	5,809
Tax-exempt	754	701	1,476	1,368
Other	136	142	276	315

	26,657	28,248	52,421	56,831

Interest expense:
Deposits	2,274	3,558	4,709	7,340
Short-term borrowings	135	241	272	458
Long-term debt	1,325	1,490	2,659	3,386

	3,734	5,289	7,640	11,184

Net interest income	22,923	22,959	44,781	45,647
Provision for loan losses	3,000	3,750	6,000	7,500

	19,923	19,209	38,781	38,147

Other income:
Fiduciary activities	380	374	776	740
Service charges on deposit accounts	2,341	2,473	4,590	4,716
Insurance activities and annuity sales	591	738	1,491	1,686
Net gains on sales of loans held for sale	998	960	1,927	1,819
Realized net gains on investment securities	—	20	—	37
Other noninterest income	2,079	1,950	4,492	2,052

	6,389	6,515	13,276	11,050

Other expense:
Salaries and employee benefits	9,415	9,124	18,810	18,243
Expenses of premises and fixed assets	2,803	2,764	5,453	5,520
Amortization of intangible assets	213	230	441	460
Other	5,170	4,857	9,970	9,428

	17,601	16,975	34,674	33,651

Income before income taxes	8,711	8,749	17,383	15,546
Provision for income taxes	3,063	3,060	6,102	5,322

Net income	5,648	5,689	11,281	10,224
Preferred Stock dividends	(656)	(656)	(1,251)	(1,312)

Net income available to common shareholders	$4,992	$5,033	$10,030	$8,912

Net income per share:
Basic	$4.25	$4.29	$8.55	$7.60

Diluted	$4.24	$4.27	$8.54	$7.58

See condensed notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(unaudited)		(unaudited)
Net income	$5,648	$5,689	$11,281	$10,224

Other comprehensive income (loss):
Securities available-for-sale:
Change in unrealized gains/losses during the period	(8,260)	882	(8,255)	(383)
Tax effect	3,240	(346)	3,238	150

Net of tax amount	(5,020)	536	(5,017)	(233)
Less: reclassification adjustment for gains included in net income	—	(20)	—	(37)
Tax effect	—	8	—	15

Net of tax amount	—	(12)	—	(22)

Total securities available-for-sale, net of tax	(5,020)	524	(5,017)	(255)

Derivatives:
Change in fair value of derivatives used for cash flow hedge	79	63	197	74
Tax effect	(31)	(25)	(77)	(29)

Total derivatives, net of tax	48	38	120	45

Other comprehensive income (loss), net of tax	(4,972)	562	(4,897)	(210)

Comprehensive income	$676	$6,251	$6,384	$10,014

See condensed notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 2013 and 2012

(In thousands, except for share data)

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2012	$52,500	$12	$167,102	$87,241	$2,128	$(7,779)	$301,204
Net income	—	—	—	10,224	—	—	10,224
Other comprehensive loss, net of tax	—	—	—	—	(210)	—	(210)
Share-based compensation	—	—	13	—	—	—	13
Issuance of Common Stock (5,543 shares) in connection with exercise and cancellation of stock options	—	—	(57)	—	—	—	(57)
Purchases of treasury stock (1,436 shares)	—	—	—	—	—	(338)	(338)
Dividends on Preferred Stock				(1,312)			(1,312)
Dividends on Common Stock	—	—	—	(2,339)	—	—	(2,339)

Balance at June 30, 2012 (unaudited)	$52,500	$12	$167,058	$93,814	$1,918	$(8,117)	$307,185

Balance at January 1, 2013	$52,500	$12	$167,066	$98,182	$1,336	$(8,331)	$310,765
Net income	—	—	—	11,281	—	—	11,281
Other comprehensive income, net of tax	—	—	—	—	(4,897)	—	(4,897)
Share-based compensation	—	—	18	—	—	—	18
Issuance of Common Stock (2,391 shares) in connection with exercise and cancellation of stock options	—	—	5	—	—	—	5
Purchases of treasury stock (100 shares)	—	—	—	—	—	(23)	(23)
Dividends on Preferred Stock	—	—	—	(1,251)	—	—	(1,251)

Balance at June 30, 2013 (unaudited)	$52,500	$12	$167,089	$108,212	$(3,561)	$(8,354)	$315,898

See condensed notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except for share data)

	Six Months Ended June 30,
	2013	2012
	(unaudited)
Operating activities:
Net income	$11,281	$10,224
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	6,000	7,500
Provision for losses on other real estate owned	100	3,186
Depreciation and amortization	2,729	2,686
Deferred income taxes	(1,455)	(517)
Share-based compensation expense	18	13
Excess tax benefits from exercise of stock options	(360)	(877)
Net gains on investment securities	—	(37)
Net losses on sales of other real estate owned	727	457
Net decrease (increase) in loans held for sale	4,161	(1,190)
Net decrease in accrued interest receivable and all other assets	6,134	5,052
Net decrease in accrued interest payable and other liabilities	(1,847)	(1,780)

Net cash provided by operating activities	27,488	24,717
Investing activities:
Proceeds from maturities of held-to-maturity securities	61,950	92,270
Proceeds from maturities of available-for-sale securities	111,428	260,121
Purchases of held-to-maturity securities	(58,086)	(208,631)
Purchases of available-for-sale securities	(104,667)	(151,806)
Net increase in loans not held for sale	(67,798)	(88,057)
Proceeds from sales of other real estate owned	6,239	5,207
Purchases of premises and fixed assets	(5,187)	(2,735)

Net cash used in investing activities	(56,121)	(93,631)
Financing activities:
Net increase (decrease) in deposits	14,683	(18,501)
Increase (decrease) in short-term borrowings	(8,080)	22,667
Proceeds from long-term debt borrowings	65,450	896
Repayments of long-term borrowings	(49,974)	(26,443)
Proceeds from exercise of stock options	72	65
Payments for cancellation of stock options	(95)	(389)
Excess tax benefits from exercise of stock options	360	877
Cash dividends on Preferred Stock	(1,251)	(1,312)
Cash dividends on Common Stock	—	(2,339)
Purchases of treasury stock	(23)	(338)

Net cash provided by (used in) financing activities	21,142	(24,817)

Cash and cash equivalents:
Net decrease	(7,491)	(93,731)
Balance – beginning of period	56,653	135,695

Balance – end of period	$49,162	$41,964

See condensed notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1: Nature of business and summary of significant accounting policies

Basis of presentation

The unaudited consolidated financial statements include the accounts of Liberty Bancshares, Inc. and its majority-owned subsidiaries (the “Company”) for the three months and six months ended June 30, 2013 and 2012. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In management’s opinion, the accompanying unaudited consolidated financial statements reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the interim financial statements. They do not include all of the information and footnotes required by such accounting principles for complete financial statements, and therefore should be read in conjunction with the audited consolidated financial statements and accompanying notes contained herein.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate primarily to the determination of the allowance for loan losses.

Nature of operations

The Company provides a diverse range of financial services and products principally to Arkansas customers. The Company is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Recent accounting pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-05, “Presentation of Comprehensive Income” which amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in a two separate consecutive statement approach and changes the presentation of reclassification items out of other comprehensive income to net income. In December 2011, the FASB deferred certain provisions related to the reclassifications of items out of accumulated other comprehensive income and the presentation of the reclassification items. The adoption of this amendment during 2012, which was applied retrospectively as required, changed the presentation of the components of comprehensive income for the Company as part of the consolidated statement of shareholders’ equity. The components of comprehensive income are now presented in a separate statement.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1: Nature of business and summary of significant accounting policies (continued)

Net income per common share

Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted net income per common share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during each period after consideration of the dilutive effect of the Company’s Common Stock options using the treasury stock method. The computation of net income per common share is as follows (in thousands except for per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Numerator:
Distributed income allocated to Common Stock	$—	$—	$—	$2,339
Undistributed income allocated to Common Stock	4,992	5,033	10,030	6,573

Net income allocated to common shareholders	$4,992	5,033	$10,030	$8,912

Denominator:
For basic calculation—weighted average shares	1,175	1,174	1,173	1,172
Effect of dilutive securities—stock options	2	4	2	4

For diluted calculation	1,177	1,178	1,175	1,176

Basic net income per common share	$4.25	$4.29	$8.55	$7.60

Diluted net income per common share	$4.24	$4.27	$8.54	$7.58

Note 2: Investment securities

The amortized cost and approximate fair values of investment securities are as follows (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
June 30, 2013
Held-to-maturity
Securities of U.S. government agencies and corporations	$239,657	$224	$(4,919)	$234,962
Residential mortgage-backed securities	211	17	—	228
Obligations of states and political subdivisions	51,120	458	(1,008)	50,570

	$290,988	$699	$(5,927)	$285,760

Available-for-sale
Securities of U.S. government agencies and corporations	$330,602	$768	$(6,193)	$325,177
Residential mortgage-backed securities	15,809	1	(213)	15,597
Obligations of states and political subdivisions	54,044	751	(824)	53,971

	$400,455	$1,520	$(7,230)	$394,745

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2: Investment securities (continued)

(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2012
Held-to-maturity
Securities of U.S. government agencies and corporations	$259,095	$881	$(246)	$259,730
Residential mortgage-backed securities	274	23	—	297
Obligations of states and political subdivisions	38,327	830	(35)	39,122

	$297,696	$1,734	$(281)	$299,149

Available-for-sale
Securities of U.S. government agencies and corporations	$344,921	$1,626	$(391)	$346,156
Residential mortgage-backed securities	171	5	—	176
Obligations of states and political subdivisions	55,923	1,338	(34)	57,227

	$401,015	$2,969	$(425)	$403,559

The amortized cost and approximate fair value of available-for-sale debt securities at June 30, 2013, by contractual maturity, are as follows (in thousands):

	Held-to-maturity		Available-for-sale
	Amortized	Fair	Amortized	Fair
	cost	value	cost	value
Due in one year or less	$380	$381	$7,595	$7,643
Due after one year through five years	88,290	87,506	146,783	146,538
Due after five years through ten years	174,405	170,771	206,995	202,364
Due after ten years	27,702	26,874	23,273	22,603

	290,777	285,532	384,646	379,148
Mortgage-backed securities	211	228	15,809	15,597

	$290,988	$285,760	$400,455	$394,745

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2: Investment securities (continued)

The following table shows the Company’s investments in debt securities estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2013 and December 31, 2012 (in thousands):

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses
June 30, 2013
Held-to-maturity
U.S. government agencies and corporations	$220,715	$(4,919)	$—	$—	$220,715	$(4,919)
Obligations of states and political subdivisions	21,224	(1,008)	—	—	21,224	(1,008)

	$241,939	$(5,927)	$—	$—	$241,939	$(5,927)

Available-for-sale
U.S. government agencies and corporations	$291,951	$(6,193)	$—	$—	$291,951	$(6,193)
Residential mortgage-backed securities	11,487	(213)	—	—	11,487	(213)
Obligations of states and political subdivisions	16,460	(824)	—	—	16,460	(824)

	$319,898	$(7,230)	$—	$—	$319,898	$(7,230)

December 31, 2012
Held-to-maturity
U.S. government agencies and corporations	$94,861	$(246)	$—	$—	$94,861	$(246)
Obligations of states and political subdivisions	3,327	(35)	—	—	3,327	(35)

	$98,188	$(281)	$—	$—	$98,188	$(281)

Available-for-sale
U.S. government agencies and corporations	$171,755	$(391)	$—	$—	$171,755	$(391)
Obligations of states and political subdivisions	3,837	(32)	298	(2)	4,135	(34)

	$175,592	$(423)	$298	$(2)	$175,890	$(425)

For the period ended June 30, 2013 and the year ended December 31, 2012, the unrealized losses on the Company’s investment securities were caused by rate increases. The fair values of the investments are expected to recover as the securities approach their maturity dates or if market yields for such investments decline. Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Company expects to receive full value for the securities. Furthermore, as of June 30, 2013 and December 31, 2012, management also had the ability and intent to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of June 30, 2013 and December 31, 2012, since it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, management believes the impairments are temporary.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3: Loans and allowance for loan losses

Loans consisted of the following at June 30, 2013 and December 31, 2012:

	2013	2012
	(In thousands)
Real estate:
Residential 1-4 family (1)	$384,732	$367,251
Non-farm/non-residential	765,656	778,303
Construction/land development	243,984	208,523
Agricultural	40,239	41,527
Multifamily residential	120,763	120,104
Commercial and industrial	251,444	245,007
Consumer	43,380	43,568
Other	49,342	38,893

Total Loans	$1,899,540	$1,843,176

(1)	Includes residential mortgage loans held for sale of $10,938,000 and $15,099,000 at June 30, 2013 and December 31, 2012, respectively.

Nonaccrual loans consisted of the following at June 30, 2013 and December 31, 2012:

	2013	2012
	(In thousands)
Real estate:
Residential 1-4 family	$2,848	$2,423
Non-farm/non-residential	19,529	7,703
Construction/land development	315	2,035
Agricultural	—	—
Multifamily residential	1,368	1,122
Commercial and industrial	2,454	204
Consumer	119	129
Other	—	—

Total Nonaccrual Loans	$26,633	$13,616

Summarized below are the transactions in allowance for loan losses for the indicated periods:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(In thousands)
Balance – Beginning of period	$34,996	$32,178	$33,603	$34,280
Provision for loan losses	3,000	3,750	6,000	7,500
Net charge-offs:
Charge-offs (deductions)	(2,002)	(686)	(3,699)	(6,844)
Recoveries	115	180	205	486

	(1,887)	(506)	(3,494)	(6,358)

Balance – End of period	$36,109	$35,422	$36,109	$35,422

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3: Loans and allowance for loan losses (continued)

The tables on the following two pages are a summary of the Company’s allowance for loan losses and recorded investment in loans by principal loan category and a summary of credit quality indicators for the Company’s loans by principal loan category for the period ended June 30, 2013 and the year ended December 31, 2012.

Allowance for Loan Losses (“ALL”) and Recorded Investment in Loans

	Real Estate					Commercial and Industrial	Consumer	Other	Unallocated	Total
	Residential 1-4 Family	Non-farm/ Non- Residential	Construction/ Land Development	Agricultural	Multi- Family Residential
	(Dollars in thousands)
Three Months Ended June 30, 2013
Allowance for loan losses:
Beginning balance	$3,285	$15,563	$2,176	$49	$671	$7,863	$334	$—	$5,055	$34,996
Charge-offs	(397)	(1,260)	(1)	—	—	(308)	(36)	—	—	(2,002)
Recoveries	37	22	1	—	35	2	18	—	—	115
Provisions	1,330	1,925	134	(15)	(209)	905	20	—	(1,090)	3,000

Ending balance	$4,255	$16,250	$2,310	$34	$497	$8,462	$336	$—	$3,965	$36,109

Six Months Ended June 30, 2013
Allowance for loan losses:
Beginning balance	$4,046	$11,392	$4,046	$831	$155	$6,261	$348	$—	$6,524	$33,603
Charge-offs	(508)	(2,619)	(40)	—	—	(438)	(94)	—	—	(3,699)
Recoveries	43	53	2	—	35	47	25	—	—	205
Provisions	674	7,424	(1,698)	(797)	307	2,592	57	—	(2,559)	6,000

Ending balance	$4,255	$16,250	$2,310	$34	$497	$8,462	$336	$—	$3,965	$36,109

Ending balance:
ALL for individually evaluated impaired loans	$28	$14,253	$268	$—	$52	$4,054	$—	$—	$—	$18,655
Ending balance:
ALL for all other loans	4,227	1,997	2,042	34	445	4,408	336	—	3,965	17,454

Ending balance	$4,255	$16,250	$2,310	$34	$497	$8,462	$336	$—	$3,965	$36,109

Loans:
Ending balance: individually evaluated impaired loans	$805	$48,152	$30,817	$—	$1,366	$8,048	$—	$—	$—	$89,188
Ending balance: all other loans	383,927	717,504	213,167	40,239	119,397	243,396	43,380	49,342	—	1,810,352

	$384,732	$765,656	$243,984	$40,239	$120,763	$251,444	$43,380	$49,342	$—	$1,899,540

Credit Quality Indicators

	Real Estate
	Residential 1-4 Family	Non-farm/ Non- Residential	Construction/ Land Development	Agricultural	Multi- Family Residential	Commercial and Industrial	Consumer	Other	Total
	(Dollars in thousands)
Credit quality indicators:
Satisfactory	$367,929	$667,197	$197,074	$37,396	$115,670	$232,026	$42,683	$49,342	$1,709,317
Watch	10,090	40,758	27,750	2,795	3,727	10,416	232	—	95,768
Substandard	6,713	57,701	19,160	48	1,366	9,002	465	—	94,455

Total loans	$384,732	$765,656	$243,984	$40,239	$120,763	$251,444	$43,380	$49,342	$1,899,540

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3: Loans and allowance for loan losses (continued)

Allowance for Loan Losses (“ALL”) and Recorded Investment in Loans

December 31, 2012

	Real Estate
	Residential 1-4 Family	Non-farm/ Non- Residential	Construction/ Land Development	Agricultural	Multi- Family Residential	Commercial and Industrial	Consumer	Other	Unallocated	Total
	(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$4,534	$14,963	$5,219	$108	$676	$4,676	$339	$—	$3,765	$34,280
Charge-offs	(935)	(3,489)	(4,292)	(13)	(782)	(6,962)	(287)	(1,243)	—	(18,003)
Recoveries	1,975	114	49	—	4	49	59	76	—	2,326
Provisions	(1,528)	(196)	3,070	736	257	8,498	237	1,167	2,759	15,000

Ending balance	$4,046	$11,392	$4,046	$831	$155	$6,261	$348	$—	$6,524	$33,603

Ending balance:
ALL for individually evaluated impaired loans	$169	$7,973	$1,132	$—	$—	$2,996	$—	$—	$—	$12,270
Ending balance:
ALL for all other loans	3,877	3,419	2,914	831	155	3,265	348	—	6,524	21,333

Ending balance	$4,046	$11,392	$4,046	$831	$155	$6,261	$348	$—	$6,524	$33,603

Loans:
Ending balance: individually evaluated impaired loans	$960	$46,550	$10,438	$—	$1,053	$6,151	$—	$—	$—	$65,152
Ending balance: all other loans	366,291	731,753	198,085	41,527	119,051	238,856	43,568	38,893	—	1,778,024

	$367,251	$778,303	$208,523	$41,527	$120,104	$245,007	$43,568	$38,893	$—	$1,843,176

Credit Quality Indicators

	Real Estate
	Residential 1-4 Family	Non-farm/ Non- Residential	Construction/ Land Development	Agricultural	Multi- Family Residential	Commercial and Industrial	Consumer	Other	Total
	(Dollars in thousands)
Credit quality indicators:
Satisfactory	$348,382	$683,298	$157,179	$37,130	$114,950	$225,440	$42,939	$38,893	$1,648,211
Watch	9,420	43,739	40,099	1,106	4,253	11,986	245	—	110,848
Substandard	9,449	51,266	11,245	3,291	901	7,581	384	—	84,117

Total loans	$367,251	$778,303	$208,523	$41,527	$120,104	$245,007	$43,568	$38,893	$1,843,176

The following categories of credit quality indicators are used by the Company:

Satisfactory – Loans in this category are considered to be a satisfactory credit risk and are generally considered to be collectible in full.

Watch – Loans in this category are presently protected from apparent loss, however, weaknesses exist which could cause future impairment of repayment of principal and interest.

Substandard – Loans in this category are characterized by deterioration in quality exhibited by a number of weaknesses requiring corrective action and posing some risk of loss.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3: Loans and allowance for loan losses (continued)

The following is a summary of impaired loans as of and for the six months ended June 30, 2013:

	Total Recorded Investment	Unpaid Contractual Principal Balance	Allocation of Allowance for Loan Losses	Average Recorded Investment
	(In thousands)
Loans with a specific valuation allowance
Real Estate:
Residential 1-4 family	$805	$805	$28	$805
Non farm/Non residential	47,522	47,522	14,253	48,263
Construction/land development	5,839	5,839	268	6,190
Agricultural	—	—	—	—
Multifamily residential	1,366	1,366	52	1,366
Commercial & Industrial	8,048	8,048	4,054	8,048
Consumer	—	—	—	—
Other	—	—	—	—

Total loans with a specific valuation allowance	63,580	63,580	18,655	64,672

Loans without a specific valuation allowance
Real Estate:
Residential 1-4 family	—	—	—	—
Non farm/Non residential	630	630	—	630
Construction/land development	24,978	24,978	—	24,981
Agricultural	—	—	—	—
Multifamily residential	—	—	—	—
Commercial & Industrial	—	—	—	—
Consumer	—	—	—	—
Other	—	—	—	—

Total loans without a specific valuation allowance	25,608	25,608	—	25,611

Total Impaired Loans
Real Estate:
Residential 1-4 family	805	805	28	805
Non farm/Non residential	48,152	48,152	14,253	48,893
Construction/land development	30,817	30,817	268	31,171
Agricultural	—	—	—	—
Multifamily residential	1,366	1,366	52	1,366
Commercial & Industrial	8,048	8,048	4,054	8,048
Consumer	—	—	—	—
Other	—	—	—	—

Total impaired loans	$89,188	$89,188	$18,655	$90,283

The average recorded investment for the three months ended June 30, 2013 was not significantly different from the amounts shown for the six months ended June 30, 2013.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3: Loans and allowance for loan losses (continued)

The following is a summary of impaired loans as of and for the year ended December 31, 2012:

	Total Recorded Investment	Unpaid Contractual Principal Balance	Allocation of Allowance for Loan Losses	Average Recorded Investment
	(In thousands)
Loans with a specific valuation allowance
Real Estate:
Residential 1-4 family	$960	$960	$169	$965
Non farm/Non residential	32,695	32,695	7,973	32,658
Construction/land development	8,613	8,613	1,132	7,889
Agricultural	—	—	—	—
Multifamily residential	—	—	—	—
Commercial & Industrial	6,151	6,151	2,996	9,621
Consumer	—	—	—	—
Other	—	—	—	—

Total loans with a specific valuation allowance	48,419	48,419	12,270	51,133

Loans without a specific valuation allowance
Real Estate:
Residential 1-4 family	—	—	—	—
Non farm/Non residential	13,855	13,855	—	13,855
Construction/land development	1,825	1,825	—	1,825
Agricultural	—	—	—	—
Multifamily residential	1,053	1,053	—	1,053
Commercial & Industrial	—	—	—	—
Consumer	—	—	—	—
Other	—	—	—	—

Total loans without a specific valuation allowance	16,733	16,733	—	16,733

Total Impaired Loans
Real Estate:
Residential 1-4 family	960	960	169	965
Non farm/Non residential	46,550	46,550	7,973	46,513
Construction/land development	10,438	10,438	1,132	9,714
Agricultural	—	—	—	—
Multifamily residential	1,053	1,053	—	1,053
Commercial & Industrial	6,151	6,151	2,996	9,621
Consumer	—	—	—	—
Other	—	—	—	—

Total impaired loans	$65,152	$65,152	$12,270	$67,866

Interest income recognized on impaired loans was not significant during the three months and six months ended June 30, 2013 and during the year ended December 31, 2012

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3: Loans and allowance for loan losses (continued)

The following is an aging analysis of past due loans at June 30, 2013:

	30-89 Days Past Due (1)	Greater than 90 Days (2)	Total Past Due	Current (3)	Total Loans
	(In thousands)
Real Estate:
Residential 1-4 family	$2,538	$2,848	$5,386	$379,346	$384,732
Non-farm/non-residential	2,694	17,193	19,887	745,769	765,656
Construction/land development	10,837	315	11,152	232,832	243,984
Agricultural	112	—	112	40,127	40,239
Multifamily residential	—	—	—	120,763	120,763
Commercial and industrial	1,443	1,954	3,397	248,047	251,444
Consumer	287	129	416	42,964	43,380
Other	—	—	—	49,342	49,342

Total	$17,911	$22,439	$40,350	$1,859,190	$1,899,540

(1)	Includes $1,930,000 of loans on nonaccrual status.
(2)	Includes $22,429,000 of loans on nonaccrual status.
(3)	Includes $2,274,000 of loans on nonaccrual status.

The following is an aging analysis of past due loans at December 31, 2012:

	30-89 Days Past Due (4)	Greater than 90 Days (5)	Total Past Due	Current (6)	Total Loans
	(In thousands)
Real Estate:
Residential 1-4 family	$4,664	$2,427	$7,091	$360,160	$367,251
Non-farm/non-residential	4,060	3,059	7,119	771,184	778,303
Construction/land development	485	214	699	207,824	208,523
Agricultural	—	—	—	41,527	41,527
Multifamily residential	—	1,122	1,122	118,982	120,104
Commercial and industrial	417	193	610	244,397	245,007
Consumer	324	116	440	43,128	43,568
Other	94	—	94	38,799	38,893

Total	$10,044	$7,131	$17,175	$1,826,001	$1,843,176

(4)	Includes $44,000 of loans on nonaccrual status.
(5)	Includes $7,039,000 of loans on nonaccrual status.
(6)	Includes $6,533,000 of loans on nonaccrual status.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3: Loans and allowance for loan losses (continued)

The following is a summary of loans restructured in troubled debt restructurings (“TDRs”) as of June 30, 2013 and December 31, 2012:

	Accruing TDRs	Nonaccrual TDRs	Total TDRs
	(In thousands)
June 30, 2013
Real estate:
Residential 1-4 family	$360	$—	$360
Non-farm/non-residential	31,009	12,838	43,847
Construction/land development	15,823	1,366	17,189
Agricultural	—	—	—
Multifamily residential	—	—	—
Commercial and industrial	6,001	200	6,201
Consumer	—	—
Other	—	—	—

Total	$53,193	$14,404	$67,597

	Accruing TDRs	Nonaccrual TDRs	Total TDRs
	(In thousands)
December 31, 2012
Real estate:
Residential 1-4 family	$380	$—	$380
Non-farm/non-residential	30,971	2,948	33,919
Construction/land development	3,870	—	3,870
Agricultural	—	—	—
Multifamily residential	—	—	—
Commercial and industrial	6,203	—	6,203
Consumer	—	—
Other	—	—	—

Total	$41,424	$2,948	$44,372

At June 30, 2013 and December 31, 2012 there were no significant commitments to lend additional funds to debtors for loans classified as TDRs.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3: Loans and allowance for loan losses (continued)

Loans that were restructured during the period ended June 30, 2013 and the year ended December 31, 2012 as TDRs were as follows:

	2013		2012
	Number of Loans	Outstanding Principal Balance	Number of Loans	Outstanding Principal Balance
	(In thousands)
Real estate:
Residential 1-4 family	—	$—	1	$360
Non-farm/non-residential	1	11,256	4	15,268
Construction/land development	2	11,966	1	46
Agricultural	—	—	—	—
Multifamily residential	1	1,366	—	—
Commercial and industrial	—	—	—	—
Consumer	—	—	—	—
Other	—	—	—	—

Total	4	$24,588	6	$15,674

The modifications during the period ended June 30, 2013 and the year ended December 31, 2012 primarily related to extending the amortization period of the loans, granting interest rate concessions or converting the loans to interest payments only for a limited period of time. The post-modification balances of the TDRs during the periods approximated the pre-modification balances. Payment defaults (generally defined as 90 days contractually past due under the modified terms) on TDRs restructured during the periods ended were not significant. The modifications did not have a significant impact on the Company’s determination of the allowance for loan losses during the reported periods since the loans were generally classified in accordance with the Company’s credit quality indicator system prior to restructuring.

Note 4: Stock options

No options were granted during the periods ended June 30, 2013 or 2012. During the periods, options for 350 shares and 600 shares, respectively, were exercised for cash, options for 13,100 and 16,500 shares, respectively, were exercised using the cashless exercise provisions of the related stock option agreements (2,041 and 4,943 shares, respectively, issued), and options for 5,000 and 3,600 shares, respectively, were cancelled for cash payments aggregating $94,599 and $389,300, respectively.

Note 5: Fair value measurements

ASC 820, Fair Value Measurement, provides that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy (“hierarchy”) that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5: Fair value measurements (continued)

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Available-for-sale Securities

Available-for-sale securities are the most significant instruments valued on a recurring basis which are held by the Company at fair value. The Company does not have any Level 1 or Level 3 securities. Primarily all of the Company’s securities are considered to be Level 2 securities and consist primarily of U.S. government-sponsored enterprises, mortgage-backed securities and securities of states and political subdivisions. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things.

Mortgage loans held for sale

As of June 30, 2013 and December 31, 2012, the Company has $10,938,000 and $15,099,000, respectively, of conforming mortgage loans held for sale. Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing investors. Typically these quotes include a premium on the sale and thus these quotes indicate the fair value of the held for sale loans is greater than cost. At June 30, 2013 and December 31, 2012, the entire balances of mortgage loans held for sale are recorded at cost.

Impaired Loans

Impaired loans that are collateral dependent are the only material financial assets valued on a non-recurring basis which are held by the Company at fair value. Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the net realizable value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a component of the provision for loan losses. The fair value of loans with specific allocated losses was $63,579,000 and $48,961,000 as of June 30, 2013 and December 31, 2012, respectively. This valuation is considered Level 3, consisting of appraisals of underlying collateral.

Other Real Estate Owned (“OREO”)

As of June 30, 2013 and December 31, 2012, the Company has $26,545,000 and $29,832,000, respectively, in OREO, consisting primarily of real estate held for sale which was acquired in settlement of loans. OREO assets held for sale are the only material nonfinancial assets valued on a nonrecurring basis which are held by the Company at fair value, less estimated costs to sell. At foreclosure, if the fair value, less estimated costs to sell, of the real estate acquired is less than the Company’s recorded investment in the related loan, a write-down is recognized through a charge to the allowance for loan losses. Additionally, valuations are periodically performed by management and any subsequent reduction in value is recognized by a charge to income. The fair value of

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5: Fair value measurements (continued)

OREO held for sale is estimated using Level 3 inputs based on appraisals of underlying collateral. As of June 30, 2013 and December 31, 2012, the fair value of OREO held for sale, less estimated costs to sell, for which write-downs were recognized by a charge to income subsequent to acquisition of the properties was $19,657,000 and $21,559,000, respectively.

Derivative Financial Instruments

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The fair value of the interest rate swap is estimated using prices of financial instruments with similar characteristics, and thus the commitments are classified within Level 2 of the hierarchy.

The Company has segregated financial and nonfinancial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the following table:

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (Level 3)
	(In thousands)
June 30, 2013

Assets
Available-for-sale securities	$394,745	$—	$394,745	$—
Impaired loans	63,579	—	—	63,579
OREO	19,657	—	—	19,657

Liabilities
Interest rate swap agreement	153	—	153	—

December 31, 2012

Assets
Available-for-sale securities	$403,559	$—	$403,559	$—
Impaired loans	48,961	—	—	48,961
OREO	21,559	—	—	21,559

Liabilities
Interest rate swap agreement	302	—	302	—

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the period ended June 30, 2013 and the year ended December 31, 2012.

Note 6: Fair value of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of June 30, 2013 and December 31, 2012:

Cash, due from banks, and federal funds sold: The carrying amounts for these assets reported in the balance sheet approximate their fair values and are classified within Level 1 of the hierarchy.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 6: Fair value of financial instruments (continued)

Investment securities: Fair values for investment securities are based on quoted market prices, where available (Level 1 of the hierarchy – none at June 30, 2013 and December 31, 2012). If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, which would be classified within Level 2 of the hierarchy.

Loans: The fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality, which would be classified within Level 3 of the hierarchy.

Deposits: The fair values of noninterest bearing deposits, interest bearing transaction accounts and savings accounts are the amount payable on demand at the reporting date (i.e., their carrying amounts), which would be classified within Level 1 of the hierarchy. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of such deposits, which would be classified within Level 3 of the hierarchy.

Short-term borrowings: The carrying amounts of securities sold under agreements to repurchase, federal funds purchased and other short-term borrowings approximate their fair values and are classified within Level 1 of the hierarchy.

Long-term debt: Fair values are estimated using rates currently offered for borrowings of similar maturities, which would be classified within Level 2 of the hierarchy.

Accrued interest receivable and payable: The carrying amounts of accrued interest receivable and payable approximate their fair values and are classified within Level 1 of the hierarchy.

Commitments to extend credit and standby letters of credit: The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. The fair values of standby letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. Due to the insignificance of the fees that would be currently charged for such agreements and the short-term nature of the current agreements, no fair value estimates have been made for commitments to extend credit and standby letters of credit.

Derivatives: The fair value of the Company’s interest rate swap agreement is estimated using prices of financial instruments with similar characteristics, and thus the commitments are classified within Level 2 of the hierarchy. Unfunded commitments to originate loans held for sale and the related unfunded commitments to sell such loans meet the definition of a derivative financial instrument. The related asset and liability are considered immaterial at June 30, 2013 and December 31, 2012.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 6: Fair value of financial instruments (continued)

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	Carrying Amount	Fair Value
June 30, 2013

Financial assets
Cash and cash equivalents	$49,162	$49,162
Held-to-maturity securities	290,988	285,760
Available-for-sale securities	394,745	394,745
Loans-net	1,863,431	1,862,700
Accrued interest receivable	9,817	9,817

Financial liabilities
Deposits	$2,192,357	$2,191,800
Short-term borrowings	77,623	77,623
Long-term debt	258,803	261,600
Accrued interest payable	669	669
Interest rate swap agreement	153	153

	Carrying Amount	Fair Value
December 31, 2012

Financial assets
Cash and cash equivalents	$56,653	$56,653
Held-to-maturity securities	297,696	299,149
Available-for-sale securities	403,559	403,559
Loans-net	1,809,573	1,810,400
Accrued interest receivable	10,747	10,747

Financial liabilities
Deposits	$2,177,674	$2,186,000
Short-term borrowings	85,703	85,703
Long-term debt	243,327	247,800
Accrued interest payable	783	783
Interest rate swap agreement	302	302

Note 7: Supplemental cash flows and income statement information

The Company paid approximately $7,754,000 and $11,495,000 in interest on deposits and borrowings during the six months ended June 30, 2013 and 2012, respectively. Cash payments for income taxes amounted to $5,100,000 and $4,900,000 during the six months ended June 30, 2013 and 2012, respectively. During the six months ended June 30, 2013 and 2012, the Company transferred loans aggregating approximately $3,800,000, and $17,400,000, respectively, to other real estate owned.

LIBERTY BANCSHARES, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7: Supplemental cash flows and income statement information (continued)

The following categories of other noninterest income and other noninterest expenses exceeded one percent of the aggregate of total interest income and total noninterest income for the indicated periods:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Noninterest income:
ATM and checkcard income	$1,649	$1,539	$3,204	$3,062
Net losses on sales of OREO	(632)	(404)	(828)	(3,637)

Noninterest expenses:
FDIC assessment charges	$555	$557	$1,035	$1,131
Repossession expense	553	551	1,063	1,021
Checkcard and ATM card expenses	577	475	1,053	891
Advertising	575	361	1,045	775

Note 8: Agreement and plan of merger

On June 25, 2013, the Company and Home Bancshares, Inc. (“HBI”) entered into an Agreement and Plan of Merger (“Agreement”) providing for the acquisition of all of the outstanding Common Stock of the Company by HBI. Under the terms of the Agreement, shareholders of the Company will receive, in the aggregate, $250 million of HBI common stock plus $30 million in cash. The number of shares of HBI common stock to be issued to the Company’s shareholders will be determined based on the average closing price of HBI common stock for the 20 trading days immediately prior to the closing date. If the average closing price of the HBI common stock increases by more than twenty-five percent (25%) from the date of the Agreement, then the minimum number of HBI shares to be issued will be 8,764,242. In addition, if the 20-day average closing price of the HBI common stock decreases by more than twenty-five percent (25%) from the date of the Agreement, then either party has the option to terminate the Agreement. The transaction is expected to close late in the third quarter or early in the fourth quarter of 2013, and is subject to the approval of the shareholders of HBI and the Company, regulatory approvals, and other conditions set forth in the Agreement.

Report of Independent Auditors

Board of Directors

Liberty Bancshares, Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Liberty Bancshares, Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Bancshares, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kemp & Company, a Professional Association

Little Rock, Arkansas

March 27, 2013

LIBERTY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

	2012	2011
ASSETS
Cash and due from banks (including interest bearing amounts: 2012—$5,988,749 and 2011—$95,485,022)	$56,353,100	$133,845,406
Federal funds sold	300,000	1,850,000

Total cash and cash equivalents	56,653,100	135,695,406
Investment securities:
Held-to-maturity securities (approximate fair value: 2012— $299,148,993 and 2011—$176,257,940)	297,695,471	174,774,565
Available-for-sale securities	403,558,938	499,433,045

	701,254,409	674,207,610
Loans:	1,843,176,038	1,782,896,004
Allowance for loan losses	(33,603,424)	(34,279,545)

Net loans	1,809,572,614	1,748,616,459
Premises and fixed assets, net	80,989,132	78,767,002
Other real estate owned	29,831,979	25,078,156
Accrued interest receivable	10,747,209	11,093,857
Investments in unconsolidated subsidiaries	1,733,000	1,922,000
Goodwill	88,499,280	88,499,280
Core deposit intangibles and other intangible assets	2,200,851	3,124,586
Other assets	49,673,186	44,225,328

	$2,831,154,760	$2,811,229,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest bearing	$234,520,082	$217,673,858
Interest bearing	1,943,153,876	1,940,959,682

Total deposits	2,177,673,958	2,158,633,540
Short-term borrowings	85,703,417	71,392,881
Long-term debt	243,326,736	269,325,990
Accrued interest payable	783,067	1,369,198
Other liabilities	12,901,974	9,304,240

Total liabilities	2,520,389,152	2,510,025,849

Shareholders’ equity:
Preferred Stock, $.01 par value – authorized 5,000,000 shares, issued: 52,500 shares	52,500,000	52,500,000
Common Stock, $.01 par value - authorized 10,000,000 shares, issued: 2012—1,208,247 shares and 2011—1,202,704 shares	12,083	12,027
Surplus	167,065,964	167,102,481
Retained earnings	98,182,140	87,240,869
Accumulated other comprehensive income	1,336,190	2,127,917
Less: Treasury stock, at cost (2012 – 35,572 shares; and 2011 – 33,226 shares)	(8,330,769)	(7,779,459)

Total shareholders’ equity	310,765,608	301,203,835

	$2,831,154,760	$2,811,229,684

See notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Interest income:
Loans including fees	$98,388,786	$95,587,349	$96,762,090
Investment securities
Taxable	10,599,193	13,194,052	16,814,216
Tax-exempt	2,796,639	2,471,907	2,418,189
Other	611,905	654,309	672,591

	112,396,523	111,907,617	116,667,086

Interest expense:
Deposits	13,597,370	17,887,405	22,044,102
Short-term borrowings	810,957	970,830	957,415
Long-term debt	6,245,530	6,710,411	9,338,492

	20,653,857	25,568,646	32,340,009

Net interest income	91,742,666	86,338,971	84,327,077
Provision for loan losses	15,000,000	18,000,000	22,000,000

	76,742,666	68,338,971	62,327,077
Other income:
Fiduciary activities	1,454,191	1,414,478	1,243,316
Service charges on deposit accounts	9,822,422	10,062,705	10,182,071
Insurance activities and annuity sales	2,997,459	3,144,881	2,950,788
Net gains on sales of loans held for sale	4,270,684	3,180,863	3,696,703
Realized net gains on investment securities	158,203	180,176	338,651
Other noninterest income	4,165,320	3,436,395	1,340,694

	22,868,279	21,419,498	19,752,223

Other expense:
Salaries and employee benefits	35,829,228	35,111,193	33,339,057
Expenses of premises and fixed assets	11,329,521	10,958,496	10,957,847
Amortization of intangible assets	923,735	921,551	921,551
Other	19,622,084	18,855,690	18,544,449

	67,704,568	65,846,930	63,762,904

Income before income taxes	31,906,377	23,911,539	18,316,396
Provision for income taxes	11,015,407	7,892,698	5,596,852

Net income	20,890,970	16,018,841	12,719,544
Preferred Stock dividends and amortization of Preferred Stock discount	(2,625,000)	(5,128,897)	(3,660,834)

Net income available to common shareholders	$18,265,970	$10,889,944	$9,058,710

Net income per common share:
Basic	$15.58	$9.32	$7.78
Diluted	$15.52	$9.19	$7.58

See notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Net income	$20,890,970	$16,018,841	$12,719,544
Other comprehensive income (loss):
Securities available for sale:
Change in unrealized gains/losses during the period	(1,276,724)	3,402,197	2,715,654
Tax effect	500,795	(1,334,512)	(1,065,215)

Net of tax amount	(775,929)	2,067,685	1,650,439
Less: reclassification adjustment for gains included in net income	(158,203)	(180,176)	(338,651)
Tax effect	62,055	70,674	132,836

Net of tax amount	(96,148)	(109,502)	(205,815)

Total securities available for sale, net of tax	(872,077)	1,958,183	1,444,624

Derivatives:
Change in fair value of derivatives used for cash flow hedge	132,209	(17,622)	(773,196)
Tax effect	(51,859)	6,912	303,286

Total derivatives, net of tax	80,350	(10,710)	(469,910)

Other comprehensive income (loss), net of tax	(791,727)	1,947,473	974,714

Comprehensive income	$20,099,243	$17,966,314	$13,694,258

See notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2012, 2011 and 2010

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance January 1, 2010	$58,027,083	$11,943	$166,877,836	$68,977,510	$(794,270)	$(7,021,819)	$286,078,283
Net income	—	—	—	12,719,544	—	—	12,719,544
Other comprehensive income, net of tax	—	—	—	—	974,714	—	974,714
Share-based compensation	—	—	373,782	—	—	—	373,782
Purchases of treasury stock (1,040 shares)	—	—	—	—	—	(244,400)	(244,400)
Amortization of Preferred Stock discount	527,084	—	—	(527,084)	—	—	—
Dividends on Preferred Stock	—	—	—	(3,133,750)	—	—	(3,133,750)

Balance at December 31, 2010	58,554,167	11,943	167,251,618	78,036,220	180,444	(7,266,219)	296,768,173
Net income	—	—	—	16,018,841	—	—	16,018,841
Other comprehensive income, net of tax	—	—	—	—	1,947,473	—	1,947,473
Share-based compensation	—	—	215,207	—	—	—	215,207
Issuance of Common Stock (8,390 shares) in connection with exercise and cancellation of stock options	—	84	(364,344)	—	—	—	(364,260)
Purchases of treasury stock (2,184 shares)	—	—	—	—	—	(513,240)	(513,240)
Redemption of Series A and Series B Preferred Stock	(60,375,000)						(60,375,000)
Issuance of Series C Preferred Stock	52,500,000	—	—	—	—	—	52,500,000
Amortization of Preferred Stock discount	1,820,833	—	—	(1,820,833)	—	—	—
Dividends on Preferred Stock				(2,651,813)			(2,651,813)
Dividends on Common Stock	—	—	—	(2,341,546)	—	—	(2,341,546)

Balance at December 31, 2011	52,500,000	12,027	167,102,481	87,240,869	2,127,917	(7,779,459)	301,203,835
Net income	—	—	—	20,890,970	—	—	20,890,970
Other comprehensive loss, net of tax	—	—	—	—	(791,727)	—	(791,727)
Share-based compensation	—	—	20,234	—	—	—	20,234
Issuance of Common Stock (5,543 shares) in connection with exercise and cancellation of stock options	—	56	(56,751)	—	—	—	(56,695)
Purchases of treasury stock (2,346 shares)	—	—	—	—	—	(551,310)	(551,310)
Dividends on Preferred Stock				(2,625,000)			(2,625,000)
Dividends on Common Stock	—	—	—	(7,324,699)	—	—	(7,324,699)

Balance at December 31, 2012	$52,500,000	$12,083	$167,065,964	$98,182,140	$1,336,190	$(8,330,769)	$310,765,608

See notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Operating activities:
Net income	$20,890,970	$16,018,841	$12,719,544
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	15,000,000	18,000,000	22,000,000
Provision for losses on other real estate owned	5,549,879	5,310,803	4,395,873
Depreciation and amortization	5,417,446	5,302,269	5,547,379
Deferred income taxes	(573,766)	(3,328,117)	(680,381)
Share-based compensation expense	20,234	215,207	373,782
Excess tax benefits from exercise of stock options	(877,306)	(1,437,910)	—
Net gains on investment securities	(158,203)	(180,176)	(338,651)
Net losses (gains) on sales of other real estate owned	(36,966)	683,713	1,039,012
Net decrease (increase) in loans held for sale	(4,209,257)	3,511,092	(6,435,218)
Net decrease (increase) in accrued interest receivable and other assets	(4,338,444)	171,751	8,794,192
Net increase (decrease) in accrued interest payable and other liabilities	3,279,408	4,848,867	(2,522,765)

Net cash provided by operating activities	39,963,995	49,116,340	44,892,767
Investing activities:
Proceeds from maturities of held-to-maturity securities	248,770,000	308,700,666	273,584,463
Proceeds from maturities of available-for-sale securities	504,403,236	339,785,230	526,602,730
Purchases of held-to-maturity securities	(377,926,414)	(123,439,832)	(497,856,020)
Purchases of available-for-sale securities	(402,927,145)	(566,688,805)	(372,390,163)
Net decrease (increase) in loans not held for sale	(93,191,374)	(210,295,865)	51,617,768
Proceeds from sales of other real estate owned	11,177,740	18,176,237	9,067,667
Purchases of premises and fixed assets	(6,715,841)	(1,196,483)	(1,558,034)

Net cash used in investing activities	(116,409,798)	(234,958,852)	(10,931,589)
Financing activities:
Net increase in deposits	19,040,418	245,794,467	40,311,432
Increase (decrease) in short-term borrowings	14,310,536	(2,575,725)	12,003,419
Proceeds from long-term debt borrowings	31,031,701	50,105,000	62,435,554
Repayments of long-term borrowings	(57,030,955)	(33,040,247)	(129,959,937)
Proceeds from exercise of stock options	64,800	176,000	—
Payments for cancellation of stock options	(389,300)	(1,124,050)	—
Excess tax benefits from exercise of stock options	877,306	1,437,910	—
Cash paid to redeem Series A and Series B Preferred Stock	—	(7,875,000)	—
Cash dividends on Preferred Stock	(2,625,000)	(2,651,813)	(3,133,750)
Cash dividends on Common Stock	(7,324,699)	(2,341,546)	—
Purchases of treasury stock	(551,310)	(513,240)	(244,400)

Net cash provided by (used in) financing activities	(2,596,503)	247,391,756	(18,587,682)

Cash and cash equivalents:
Net increase (decrease)	(79,042,306)	61,549,244	15,373,496
Balance – beginning of year	135,695,406	74,146,162	58,772,666

Balance – end of year	$56,653,100	$135,695,406	$74,146,162

See notes to consolidated financial statements.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 1: Summary of significant accounting policies

Nature of operations

Liberty Bancshares, Inc. and its subsidiaries (the “Company”) provide a diverse range of financial services and products principally to Arkansas customers. The Company is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of Liberty Bancshares, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Results of operations of companies purchased are included from the dates of acquisition. Certain prior year amounts have been reclassified to conform to current year classifications. Management evaluated subsequent events through March 27, 2013, which is the date that the consolidated financial statements were available to be issued. Assets held in an agency or fiduciary capacity are not included in the consolidated financial statements. The Company uses the equity method of accounting for its equity investments in trust subsidiaries created to issue trust preferred securities to investors (see Notes 3 and 10).

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. The Company’s loans are generally secured by specific items of collateral including real property, consumer assets and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment securities

Investment securities are classified as held-to-maturity securities and available-for-sale securities. Debt securities for which the Company has the positive intent and ability to hold until maturity are classified as held-to-maturity securities that are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Available-for-sale securities consist of securities not classified as held-to-maturity and are reported at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders’ equity until realized. Gains or losses on the sale of securities are computed using the carrying amount of the specific securities sold.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 1: Summary of significant accounting policies (continued)

Investment securities (continued)

When the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit loss component (the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections) of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Loans

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or estimated market value on a net aggregate basis and are sold with servicing released. Gains and losses on the sales of such loans are based on the difference between the selling price and the carrying value of the related loans sold. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances, less the allowance for loan losses.

Interest on loans is recognized based on the principal amounts outstanding. A loan is considered impaired when it is probable that the Company will not receive all amounts due according to the contractual terms of the loan. This includes loans that are on nonaccrual status, are delinquent 90 days or more and certain other loans identified by management. Accrual of interest is discontinued and interest accrued and unpaid is removed at the time such loans are placed on nonaccrual status. Interest is recognized for nonaccrual loans on the cash basis.

A loan is considered a troubled debt restructured loan based on individual facts and circumstances. A modification may include either an increase or reduction in interest rate or deferral of principal payments or both. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings. The Company classifies troubled debt restructured loans as impaired and evaluates the need for an allowance for loan losses on a loan-by-loan basis. An allowance for loan losses is based on either the present value of estimated future cash flows or the estimated fair value of the underlying collateral.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. For loans that are classified as impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 1: Summary of significant accounting policies (continued)

Allowance for loan losses (continued)

component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for larger loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed generally using straight-line methods based on estimated useful lives of the assets. Interest costs incurred in connection with significant expenditures for the construction of bank facilities are capitalized.

Other real estate owned

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less costs to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less costs to sell.

Goodwill, core deposit intangibles and other intangible assets

Goodwill represents the excess of cost over the fair value of net assets of entities acquired in purchase transactions. Goodwill, which is not amortized, is tested annually for impairment. No impairment charges were indicated as a result of the 2012 and 2011 impairment tests for goodwill.

Core deposit intangibles represent the amount allocated to the future earnings potential of deposits acquired in purchase transactions. Amortization of core deposit intangibles is computed on the straight-line method over periods ranging from 10 to 12 years. Other intangible assets consist of the customer list and related intangibles

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 1: Summary of significant accounting policies (continued)

Goodwill, core deposit intangibles and other intangible assets (continued)

(“book of business”) associated with the purchase of an insurance agency. These intangible assets are being amortized over 12 years using the straight-line method and are evaluated for impairment if events and circumstances indicate a possible impairment. No impairment charges for core deposit intangibles or other intangible assets were recorded during 2012 and 2011.

Stock option plan

The Company has a stock option plan which is described more fully in Note 15. Effective January 1, 2006, share-based payments to employees, including grants or modifications of employee stock options, are recognized in the financial statements based on their fair values estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) U.S. Treasury risk-free interest rate; (2) expected dividend yield; (3) market value of the Company’s Common Stock and exercise price of the option; (4) expected stock volatility based on a banking industry sector index since the Company’s stock is not actively traded; and (5) the expected life of the option.

Prior to January 1, 2006, the Company accounted for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations (“APBO 25”). No stock-based employee compensation cost was reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Nonvested awards outstanding at December 31, 2005, will continue to be accounted for in accordance with APBO 25.

Income taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance for deferred tax assets is recognized to reduce such assets to the amount that is more likely than not to be realized. Net deferred tax assets may also be reduced if uncertain tax positions exist (none at December 31, 2012 and 2011).

Loss contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 1: Summary of significant accounting policies (continued)

Net income per common share

Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each year. Diluted net income per common share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during each year after consideration of the dilutive effect of the Company’s Common Stock options using the treasury stock method. The computation of net income per common share is as follows:

	2012	2011	2010
Numerator:
Distributed income allocated to Common Stock	$7,324,699	$2,341,546	$—
Undistributed income allocated to Common Stock	10,941,271	8,548,398	9,058,710

Net income available to common shareholders	$18,265,970	$10,889,944	$9,058,710

Denominator:
Denominator for basic calculation—weighted average shares outstanding	1,172,548	1,169,029	1,163,724
Effect of dilutive securities – stock options	4,418	15,314	30,907

Denominator for diluted calculation	1,176,966	1,184,343	1,194,631

Basic net income per common share	$15.58	$9.32	$7.78

Diluted net income per common share	$15.52	$9.19	$7.58

Cash equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and due from banks” and “Federal funds sold”. Federal funds are generally sold for one-day periods.

Advertising

Advertising costs are expensed as incurred and amounted to $1,788,280, $1,445,628 and $1,443,107 for the years ended December 31, 2012, 2011 and 2010, respectively.

Derivative financial instruments

Derivatives are recognized as assets or liabilities in the balance sheet at fair value. The Company may enter into derivative contracts to manage exposure to interest rate risk or to meet the financing needs of its customers.

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). An interest rate swap is a contract in which a series of interest rate flows are exchanged

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 1: Summary of significant accounting policies (continued)

Interest Rate Swap Agreement (continued)

over a prescribed period. The notional amount on which the interest payments are based is not exchanged. The effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. In applying hedge accounting for the interest rate swap agreement, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company’s approach to managing risk.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2012 and 2011.

Recently issued accounting pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-02, “Receivables (Topic 310) — A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.” ASU 2011-02 amended prior guidance to provide assistance in determining whether a modification of the terms of a receivable meets the definition of a troubled debt restructuring and provides clarification for evaluating whether a concession has been granted and whether a debtor is experiencing financial difficulties. The adoption of this guidance during 2012 did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income” which amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in a two separate consecutive statement approach and changes the presentation of reclassification items out of other comprehensive income to net income. In December 2011, the FASB deferred certain provisions related to the reclassifications of items out of accumulated other comprehensive income and the presentation of the reclassification items. The adoption of this amendment during 2012, which was applied retrospectively as required, changed the presentation of the components of comprehensive income for the Company as part of the consolidated statement of shareholders’ equity. The components of comprehensive income are now presented in a separate statement.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350) —Testing Goodwill for Impairment.” ASU 2011-08 simplifies how entities test goodwill for impairment by providing entities with the option of first performing a qualitative assessment on none, some, or all of its reporting units to determine whether further quantitative impairment testing is necessary. An entity may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The adoption of this guidance during 2012 did not have a material impact on the Company’s consolidated financial statements.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 2: Supplemental Cash Flows Information

The Company paid $21,239,988, $25,809,739 and $33,031,936 in interest on deposits and borrowings during 2012, 2011 and 2010, respectively. Cash payments for income taxes amounted to $13,400,000, $10,550,000 and $6,300,000 during 2012, 2011 and 2010, respectively. During 2012, 2011 and 2010, the Company transferred loans aggregating approximately $21,400,000, $17,500,000 and $23,700,000, respectively, to other real estate owned.

Note 3: Investments in unconsolidated subsidiaries

The Company had equity investments in wholly-owned trust subsidiaries aggregating $1,733,000 at December 31, 2012 and $1,922,000 at December 31, 2011. As more fully discussed in Note 10, these trust subsidiaries were formed to issue trust preferred securities to third party investors. Generally accepted accounting principles provide that the Company’s investments in these trust subsidiaries must be accounted for using the equity method.

At December 31, 2012, management is not aware of adverse events or changes in circumstances which indicate that recorded values of the Company’s equity investments in the trust subsidiaries may not be recoverable.

Note 4: Investment securities

The amortized cost and approximate fair values of investment securities are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2012
Held-to-maturity
Securities of U.S. government agencies and corporations	$259,095,031	$880,485	$(245,366)	$259,730,150
Residential mortgage-backed securities	273,687	23,376	—	297,063
Obligations of states and political subdivisions	38,326,753	830,313	(35,286)	39,121,780

	$297,695,471	$1,734,174	$(280,652)	$299,148,993

Available-for-sale
Securities of U.S. government agencies and corporations	$344,921,076	$1,625,440	$(390,573)	$346,155,943
Residential mortgage-backed Securities	171,226	4,700	—	175,926
Obligations of states and political subdivisions	55,922,523	1,338,488	(33,942)	57,227,069

	$401,014,825	$2,968,628	$(424,515)	$403,558,938

December 31, 2011
Held-to-maturity
Securities of U.S. government agencies and corporations	$146,389,764	$727,724	$(61,782)	$147,055,706
Residential mortgage-backed securities	442,408	31,658	—	474,066
Obligations of states and political subdivisions	27,942,393	785,955	(180)	28,728,168

	$174,774,565	$1,545,337	$(61,962)	$176,257,940

Available-for-sale
Securities of U.S. government agencies and corporations	$440,655,929	$2,560,103	$(172,309)	$443,043,723
Residential mortgage-backed securities	465,093	16,211	—	481,304
Obligations of states and political subdivisions	54,329,645	1,578,375	(2)	55,908,018

	$495,450,667	$4,154,689	$(172,311)	$499,433,045

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 4: Investment securities (continued)

The amortized cost and approximate fair value of available-for-sale debt securities at December 31, 2012, by contractual maturity, are as follows:

	Held-to-maturity		Available-for-sale
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$545,000	$546,215	$8,120,429	$8,172,077
Due after one year through five years	68,679,061	69,122,309	160,449,184	161,784,979
Due after five years through ten years	210,173,716	210,929,662	210,146,770	210,945,909
Due after ten years	18,024,007	18,253,744	22,127,216	22,480,047

	297,421,784	298,851,930	400,843,599	403,383,012
Mortgage-backed securities	273,687	297,063	171,226	175,926

	$297,695,471	$299,148,993	$401,014,825	$403,558,938

The following table shows the Company’s investments in debt securities estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31:

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2012
Held-to-maturity
U.S. government agencies and corporations	$94,861,218	$(245,366)	$—	$—	$94,861,218	$(245,366)
Obligations of states and political subdivisions	3,326,689	(35,286)	—	—	3,326,689	(35,286)

	$98,187,907	$(280,652)	$—	$—	$98,187,907	$(280,652)

Available-for-sale
U.S. government agencies and corporations	$171,755,479	$(390,573)	$—	$—	$171,755,479	$(390,573)
Obligations of states and political subdivisions	3,836,833	(31,730)	298,125	(2,212)	4,134,958	(33,942)

	$175,592,312	$(422,303)	$298,125	$(2,212)	$175,890,437	$(424,515)

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 4: Investment securities (continued)

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2011
Held-to-maturity
U.S. government agencies and corporations	$49,928,266	$(61,782)	$—	$—	$49,928,266	$(61,782)
Obligations of states and political subdivisions	—		329,625	(180)	329,625	(180)

	$49,928,266	$(61,782)	$329,625	$(180)	$50,257,891	$(61,962)

Available-for-sale
U.S. government agencies and corporations	$83,092,691	$(172,309)	$—	$—	$83,092,691	$(172,309)
Obligations of states and political subdivisions	198,730	(2)	—	—	198,730	(2)

	$83,291,421	$(172,311)	$—	$—	$83,291,421	$(172,311)

Investment securities with a carrying amount of approximately $612,200,000 and $622,800,000 were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes at December 31, 2012 and 2011, respectively.

Accounting guidance under FASB ASC Topic 320, Investments – Debt and Equity Securities, requires a write-down when fair value is below amortized cost in circumstances where: (1) an entity has the intent to sell a security; (2) it is more likely than not that an entity will be required to sell the security before recovery of its amortized cost basis; or (3) an entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not that the entity will be required to sell the security before recovery, an other than temporary impairment (“OTTI”) write-down is recognized in earnings equal to the entire difference between the security’s amortized cost basis and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income.

For the years ended December 31, 2012 and 2011, the unrealized losses on the Company’s investments in U.S. government agencies and corporations and in obligations of states and political subdivisions were caused by interest rate increases. The fair values of the investments are expected to recover as the securities approach their maturity dates or if market yields for such investments decline. Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Company expects to receive full value for the securities. Furthermore, as of December 31, 2012 and 2011, management also had the ability and intent to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2012 and 2011, since it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, management believes the impairments are temporary.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 5: Loans and allowance for loan losses

Loans consisted of the following at December 31:

	2012	2011
	(Dollars in thousands)
Real estate:
Residential 1-4 family (1)	$367,251	$334,410
Non-farm/non-residential	778,303	741,231
Construction/land development	208,523	209,135
Agricultural	41,527	45,288
Multifamily residential	120,104	110,861
Commercial and industrial	245,007	255,210
Consumer	43,568	42,249
Other	38,893	44,512

Total Loans	$1,843,176	$1,782,896

(1)	Includes residential mortgage loans held for sale of $15,099,000 and $10,890,000 at December 31, 2012 and 2011, respectively.

Nonaccrual loans consisted of the following at December 31:

	2012	2011
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$2,423	$2,773
Non-farm/non-residential	7,703	20,441
Construction/land development	2,035	12,870
Agricultural	—	103
Multifamily residential	1,122	404
Commercial and industrial	204	5,274
Consumer	129	107
Other	—	1,243

Total Nonaccrual Loans	$13,616	$43,215

Summarized below are the transactions in allowance for loan losses:

	2012	2011	2010
	(Dollars in thousands)
Balance – beginning of year	$34,280	$26,284	$30,210
Provision for loan losses	15,000	18,000	22,000
Net charge-offs:
Charge-offs (deductions)	(18,003)	(10,590)	(26,689)
Recoveries	2,326	586	763

	(15,677)	(10,004)	(25,926)

Balance – end of year	$33,603	$34,280	$26,284

The tables on pages F-38 and F-39 are a summary of the Company’s allowance for loan losses and recorded investment in loans by principal loan category and a summary of credit quality indicators for the Company’s loans by principal loan category for the years ended December 31, 2012 and 2011.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 5: Loans and allowance for loan losses (continued)

Allowance for Loan Losses (“ALL”) and Recorded Investment in Loans

December 31, 2012

	Real Estate
	Residential 1-4 Family	Non-farm/ Non- Residential	Construction/ Land Development	Agricultural	Multi- Family Residential	Commercial and Industrial	Consumer	Other	Unallocated	Total
	(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$4,534	$14,963	$5,219	$108	$676	$4,676	$339	$—	$3,765	$34,280
Charge-offs	(935)	(3,489)	(4,292)	(13)	(782)	(6,962)	(287)	(1,243)	—	(18,003)
Recoveries	1,975	114	49	—	4	49	59	76	—	2,326
Provisions	(1,528)	(196)	3,070	736	257	8,498	237	1,167	2,759	15,000

Ending balance	$4,046	$11,392	$4,046	$831	$155	$6,261	$348	$—	$6,524	$33,603

Ending balance:
ALL for individually evaluated impaired loans	$169	$7,973	$1,132	$—	$—	$2,996	$—	$—	$—	$12,270
Ending balance:
ALL for all other loans	3,877	3,419	2,914	831	155	3,265	348	—	6,524	21,333

Ending balance	$4,046	$11,392	$4,046	$831	$155	$6,261	$348	$—	$6,524	$33,603

Loans:
Ending balance: individually evaluated impaired loans	$960	$46,550	$10,438	$—	$1,053	$6,151	$—	$—	$—	$65,152
Ending balance: all other loans	366,291	731,753	198,085	41,527	119,051	238,856	43,568	38,893	—	1,778,024

	$367,251	$778,303	$208,523	$41,527	$120,104	$245,007	$43,568	$38,893	$—	$1,843,176

Credit Quality Indicators

	Real Estate
	Residential 1-4 Family	Non-farm/ Non- Residential	Construction/ Land Development	Agricultural	Multi- Family Residential	Commercial and Industrial	Consumer	Other	Total
	(Dollars in thousands)
Credit quality indicators:
Satisfactory	$348,382	$683,298	$157,179	$37,130	$114,950	$225,440	$42,939	$38,893	$1,648,211
Watch	9,420	43,739	40,099	1,106	4,253	11,986	245	—	110,848
Substandard	9,449	51,266	11,245	3,291	901	7,581	384	—	84,117

Total loans	$367,251	$778,303	$208,523	$41,527	$120,104	$245,007	$43,568	$38,893	$1,843,176

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 5: Loans and allowance for loan losses (continued)

Allowance for Loan Losses ("ALL") and Recorded Investment in Loans

December 31, 2011

	Real Estate
	Residential 1-4 Family	Non-farm/ Non- Residential	Construction/ Land Development	Agricultural	Multi- Family Residential	Commercial and Industrial	Consumer	Other	Unallocated	Total
	(Dollars in thousands)
Allowance for loan losses:
Beginning balance	$5,575	$5,667	$3,668	$294	$1,072	$4,910	$476	$—	$4,622	$26,284
Charge-offs	(2,317)	(2,001)	(1,763)	(397)	(196)	(3,101)	(519)	(296)	—	(10,590)
Recoveries	209	80	129	44	11	35	48	30	—	586
Provisions	1,067	11,217	3,185	167	(211)	2,832	334	266	(857)	18,000

Ending balance	$4,534	$14,963	$5,219	$108	$676	$4,676	$339	$—	$3,765	$34,280

Ending balance:
ALL for individually evaluated impaired loans	$—	$10,825	$4,239	$—	$—	$250	$—	$—	$—	$15,314
Ending balance:
ALL for all other loans	4,534	4,139	980	108	676	4,425	339	—	3,765	18,966

Ending balance	$4,534	$14,964	$5,219	$108	$676	$4,675	$339	$—	$3,765	$34,280

Loans:
Ending balance: individually evaluated impaired loans	$—	$39,955	$30,335	$—	$—	$250	$—	$—	$—	$70,540
Ending balance: all other loans	334,410	701,276	178,800	45,288	110,861	254,960	42,249	44,512	—	1,712,356

	$334,410	$741,231	$209,135	$45,288	$110,861	$255,210	$42,249	$44,512	$—	$1,782,896

Credit Quality Indicators

	Real Estate
	Residential 1-4 Family	Non-farm/ Non- Residential	Construction/ Land Development	Agricultural	Multi- Family Residential	Commercial and Industrial	Consumer	Other	Total
	(Dollars in thousands)
Credit quality indicators:
Satisfactory	$315,791	$624,883	$155,890	$39,878	$105,035	$213,999	$41,557	$43,269	$1,540,302
Watch	10,864	68,365	21,250	5,305	3,898	35,781	230	—	145,693
Substandard	7,755	47,983	31,995	105	1,928	5,430	462	1,243	96,901

Total loans	$334,410	$741,231	$209,135	$45,288	$110,861	$255,210	$42,249	$44,512	$1,782,896

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 5: Loans and allowance for loan losses (continued)

The following categories of credit quality indicators are used by the Company:

Satisfactory – Loans in this category are considered to be a satisfactory credit risk and are generally considered to be collectible in full.

Watch – Loans in this category are presently protected from apparent loss, however, weaknesses exist which could cause future impairment of repayment of principal and interest.

Substandard – Loans in this category are characterized by deterioration in quality exhibited by a number of weaknesses requiring corrective action and posing some risk of loss.

The following is a summary of impaired loans as of and for the year ended December 31, 2012:

	Total Recorded Investment	Unpaid Contractual Principal Balance	Allocation of Allowance for Loan Losses	Average Recorded Investment
Loans with a specific valuation allowance	(In thousands)
Real Estate:
Residential 1-4 family	$960	$960	$169	$965
Non farm/Non residential	32,695	32,695	7,973	32,658
Construction/land development	8,613	8,613	1,132	7,889
Agricultural	—	—	—	—
Multifamily residential	—	—	—	—
Commercial & Industrial	6,151	6,151	2,996	9,621
Consumer	—	—	—	—
Other	—	—	—	—

Total loans with a specific valuation allowance	48,419	48,419	12,270	51,133

Loans without a specific valuation allowance
Real Estate:
Residential 1-4 family	—	—	—	—
Non farm/Non residential	13,855	13,855	—	13,855
Construction/land development	1,825	1,825	—	1,825
Agricultural	—	—	—	—
Multifamily residential	1,053	1,053	—	1,053
Commercial & Industrial	—	—	—	—
Consumer	—	—	—	—
Other	—	—	—	—

Total loans without a specific valuation allowance	16,733	16,733	—	16,733

Total Impaired Loans
Real Estate:
Residential 1-4 family	960	960	169	965
Non farm/Non residential	46,550	46,550	7,973	46,513
Construction/land development	10,438	10,438	1,132	9,714
Agricultural	—	—	—	—
Multifamily residential	1,053	1,053	—	1,053
Commercial & Industrial	6,151	6,151	2,996	9,621
Consumer	—	—	—	—
Other	—	—	—	—

Total impaired loans	$65,152	$65,152	$12,270	$67,866

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 5: Loans and allowance for loan losses (continued)

The following is a summary of impaired loans as of and for the year ended December 31, 2011:

	Total Recorded Investment	Unpaid Contractual Principal Balance	Allocation of Allowance for Loan Losses	Average Recorded Investment
	(In thousands)
Loans with a specific valuation allowance
Real Estate:
Residential 1-4 family	$—	$—	$—	$—
Non farm/Non residential	36,206	36,206	10,825	31,069
Construction/land development	8,561	8,561	4,239	8,659
Agricultural	—	—	—	—
Multifamily residential	—	—	—	—
Commercial & Industrial	250	250	250	125
Consumer	—	—	—	—
Other	—	—	—	—

Total loans with a specific valuation allowance	45,017	45,017	15,314	39,853

Loans without a specific valuation allowance
Real Estate:
Residential 1-4 family	—	—	—	—
Non farm/Non residential	3,749	3,749	—	3,749
Construction/land development	21,774	21,774	—	21,774
Agricultural	—	—	—	—
Multifamily residential	—	—	—	—
Commercial & Industrial	—	—	—	—
Consumer	—	—	—	—
Other	—	—	—	—

Total loans without a specific valuation allowance	25,523	25,523	—	25,523

Total Impaired Loans
Real Estate:
Residential 1-4 family	—	—	—	—
Non farm/Non residential	39,955	39,955	10,825	34,818
Construction/land development	30,335	30,335	4,239	30,433
Agricultural	—	—	—	—
Multifamily residential	—	—	—	—
Commercial & Industrial	250	250	250	125
Consumer	—	—	—	—
Other	—	—	—	—

Total impaired loans	$70,540	$70,540	$15,314	$65,376

Interest income recognized on impaired loans was not significant during the years ended December 31, 2012 and 2011.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 5: Loans and allowance for loan losses (continued)

The following is an aging analysis of past due loans at December 31, 2012:

	30-89 Days Past Due (1)	Greater than 90 Days (2)	Total Past Due	Current (3)	Total Loans
	(Dollars in thousands)
Real Estate:
Residential 1-4 family	$4,664	$2,427	$7,091	$360,160	$367,251
Non-farm/non-residential	4,060	3,059	7,119	771,184	778,303
Construction/land development	485	214	699	207,824	208,523
Agricultural	—	—	—	41,527	41,527
Multifamily residential	—	1,122	1,122	118,982	120,104
Commercial and industrial	417	193	610	244,397	245,007
Consumer	324	116	440	43,128	43,568
Other	94	—	94	38,799	38,893

Total	$10,044	$7,131	$17,175	$1,826,001	$1,843,176

(1)	Includes $44,000 of loans on nonaccrual status.
(2)	Includes $7,037,000 of loans on nonaccrual status.
(3)	Includes $6,533,000 of loans on nonaccrual status.

The following is an aging analysis of past due loans at December 31, 2011:

	30-89 Days Past Due (4)	Greater than 90 Days (5)	Total Past Due	Current (6)	Total Loans
	(Dollars in thousands)
Real Estate:
Residential 1-4 family	$4,237	$1,889	$6,126	$328,284	$334,410
Non-farm/non-residential	4,531	12,733	17,264	723,967	741,231
Construction/land development	358	12,831	13,189	195,946	209,135
Agricultural	—	103	103	45,185	45,288
Multifamily residential	1,520	404	1,924	108,937	110,861
Commercial and industrial	3,627	971	4,598	250,612	255,210
Consumer	556	93	649	41,600	42,249
Other	1,243	—	1,243	43,269	44,512

Total	$16,072	$29,024	$45,096	$1,737,800	$1,782,896

(4)	Includes $8,424,000 of loans on nonaccrual status.
(5)	Includes $28,158,000 of loans on nonaccrual status.
(6)	Includes $5,731,000 of loans on nonaccrual status.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 5: Loans and allowance for loan losses (continued)

The following is a summary of loans restructured in troubled debt restructurings (“TDRs”) as of December 31, 2012 and 2011:

	Accruing TDRs	Nonaccrual TDRs	Total TDRs
	(Dollars in thousands)
2012
Real estate:
Residential 1-4 family	$380	$—	$380
Non-farm/non-residential	30,971	2,948	33,919
Construction/land development	3,870	—	3,870
Agricultural	—	—	—
Multifamily residential	—	—	—
Commercial and industrial	6,203	—	6,203
Consumer	—	—	—
Other	—	—	—

Total	$41,424	$2,948	$44,372

	Accruing TDRs	Nonaccrual TDRs	Total TDRs
	(Dollars in thousands)
2011
Real estate:
Residential 1-4 family	$149	$274	$423
Non-farm/non-residential	15,510	3,033	18,543
Construction/land development	4,333	—	4,333
Agricultural	—	—	—
Multifamily residential	968	—	968
Commercial and industrial	—	129	129
Consumer	—	—	—
Other	—	—	—

Total	$20,960	$3,436	$24,396

At December 31, 2012 and 2011 there were no significant commitments to lend additional funds to debtors for loans classified as TDRs.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 5: Loans and allowance for loan losses (continued)

Loans that were restructured during 2012 and 2011 as TDRs were as follows:

	December 31, 2012		December 31, 2011
	Number of Loans	Outstanding Principal Balance	Number of Loans	Outstanding Principal Balance
	(Dollars in thousands)
Real estate:
Residential 1-4 family	1	$360	1	$20
Non-farm/non-residential	4	15,268	3	14,127
Construction/land development	1	46	1	4,062
Agricultural	—	—	—	—
Multifamily residential	—	—	—	—
Commercial and industrial	—	—	—
Consumer	—	—	—	—
Other	—	—	—	—

Total	6	$15,674	5	$18,209

The modifications during 2012 and 2011 primarily related to extending the amortization period of the loans or converting the loans to interest payments only for a limited period of time. The post-modification balances of the TDRs during 2012 and 2011 approximated the pre-modification balances. Payment defaults (generally defined as 90 days contractually past due under the modified terms) on TDRs restructured during 2012 and 2011 were not significant. The modifications did not have a significant impact on the Company’s determination of the allowance for loan losses during the reported periods since the loans were generally classified in accordance with the Company’s credit quality indicator system prior to restructuring.

Note 6: Premises and equipment

Premises and fixed assets consisted of the following at December 31:

	2012	2011
Land	$22,266,431	$22,593,479
Buildings and improvements	65,215,799	60,616,425
Furniture, fixtures and equipment	26,314,012	25,066,767

	113,796,242	108,276,671
Less accumulated depreciation	(32,807,110)	(29,509,669)

	$80,989,132	$78,767,002

Depreciation expense amounted to $4,493,711, $4,380,718 and $4,625,828 for the years ended December 31, 2012, 2011 and 2010, respectively. Commitments to complete construction of two branch locations aggregated approximately $4,000,000 at December 31, 2012.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 7: Related party transactions

The Company has had, and expects to have in the future, banking transactions in the ordinary course of business with its executive officers, directors and principal shareholders. Such transactions have been on similar terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with others, and, in the opinion of management, have involved no more than normal risk or other potential unfavorable aspects. Loans made to such borrowers (including companies in which such borrowers are principal owners) amounted to approximately $14,319,000 and $22,223,000 at December 31, 2012 and 2011, respectively.

During the year ended December 31, 2012, new loans to such related parties amounted to approximately $1,750,000 and repayments amounted to approximately $9,654,000. During the year ended December 31, 2011, new loans to such related parties amounted to approximately $7,779,000 and repayments amounted to approximately $2,812,000.

Subsidiaries of the Company lease office locations from companies associated with members of the Company’s Board of Directors. The Company periodically rents aircraft owned by a company in which two members of the Company’s Board of Directors have significant ownership interest.

Note 8: Deposits

The following summarizes information on deposits as of December 31:

	2012	2011
Demand, noninterest bearing	$234,520,082	$217,673,858
NOW and money market accounts	918,638,403	830,296,225
Savings	115,535,660	111,002,532
Certificates of deposit of $100,000 or more	519,141,626	542,680,911
Other certificates of deposit	389,838,187	456,980,014

	$2,177,673,958	$2,158,633,540

At December 31, 2012, scheduled maturities of certificates of deposit, which aggregated $908,979,813 are as follows: 2013—$683,984,859; 2014 through 2015—$215,031,956; 2016 and thereafter—$9,962,998. At December 31, 2012 and 2011, certificates of deposit included approximately $68,142,000 and $52,176,000, respectively, of fully insured brokered deposits.

Note 9: Short-term borrowings

Short-term borrowings consisted of securities sold under agreements to repurchase amounting to $85,703,417 and $71,392,881 as of December 31, 2012 and 2011, respectively, and federal funds purchased of zero at December 31, 2012 and 2011, respectively. Securities sold under agreements to repurchase generally mature within one year from the transaction date. At December 31, 2012 and 2011, investment securities with a fair value of approximately $88,400,000 and $78,900,000, respectively, were pledged to secure such agreements. Federal funds purchased are generally one-day borrowings. The maximum amount of short-term borrowings outstanding at any month-end amounted to approximately $106,500,000 during 2012 and $98,300,000 during 2011. Average short-term borrowings outstanding amounted to approximately $93,100,000 for 2012 and $77,200,000 for 2011.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 10: Long-term debt

Long-term debt consisted of the following as of December 31:

	2012	2011
Federal Home Loan Bank borrowings	$186,125,784	$206,134,638
Less: Deferred prepayment penalties on debt modification	(532,048)	(830,648)

	185,593,736	205,303,990
Subordinated debentures due to MSB Capital Trust I, 10 7/8%, due in 2030 (1)	—	6,289,000
Subordinated debentures due to Liberty (AR) Statutory Trust I, variable interest rate (2.308% at December 31, 2012 and 2.54625% at December 31, 2011), due in 2034 (2)	15,464,000	15,464,000
Subordinated debentures due to Liberty (AR) Statutory Trust II, variable interest rate (1.758% at December 31, 2012 and 1.99625% at December 31, 2011), due in 2035 (3)	25,774,000	25,774,000
Subordinated debentures due to Russellville Statutory Trust I, variable interest rate (2.808% at December 31, 2012 and 3.04625% at December 31, 2011, due in 2034 (4)	16,495,000	16,495,000

	$243,326,736	$269,325,990

(1)	The related trust preferred securities aggregating $6,100,000 are redeemable beginning in 2010 at 105.438%, declining annually thereafter to 100% during 2020. On March 8, 2012, the Company redeemed the securities.
(2)	The related trust preferred securities aggregating $15,000,000 are redeemable in whole or in part at par value on or after December 15, 2009.
(3)	The related trust preferred securities aggregating $25,000,000 are redeemable in whole or in part at par value on or after September 15, 2010.
(4)	The related trust preferred securities aggregating $16,000,000 are redeemable in whole or in part at par value on or after September 15, 2009.

The borrowings from the Federal Home Loan Bank had interest rates ranging from .06% to 5.96% at December 31, 2012 and from .75% to 5.96% at December 31, 2011, respectively. At December 31, 2012, maturities of Federal Home Loan Bank borrowings were as follows: 2013—$90,294,240; 2014—$35,381,069; 2015—$36,209,474; 2016—$201,479; 2017—$577,014; and thereafter—$23,462,508 The advances are secured by residential mortgage loans as specified in the blanket lien agreement between the parties.

During 2010, the Company paid off $32,336,537 of Federal Home Loan borrowings and incurred prepayment penalties of $1,234,176. The Company replaced the paid-off advances with an identical amount of new Federal Home Loan borrowings with a lower weighted average interest rate and an increased duration. Pursuant to ASC Topic No. 470-50, Debt – Modifications and Extinguishments, the transactions were accounted for as debt modification since the present value of the new borrowings did not exceed the present value of the old borrowings by more than 10%. The prepayment penalties were deferred and amortized to interest expense over the remaining life of the new borrowings.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 10: Long-term debt (continued)

The subordinated debentures were issued to the Company’s statutory business trust subsidiaries. The trusts were organized for the sole purpose of selling trust preferred securities (trust preferred securities qualify for Tier 1 capital treatment for regulatory capital computations—see Note 21) to third parties and investing the proceeds from such sales in the subordinated debentures, which are the sole assets of the trusts. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the trusts and are subject to mandatory redemption upon payment of the subordinated debentures held by the trusts. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payments on the related subordinated debentures. The Company’s obligations under the subordinated securities and other relevant trust agreements constitute a full and unconditional guarantee by the Company of the trusts’ obligations under the trust securities. The Company’s equity investments in the statutory trusts are reported in investments in unconsolidated subsidiaries.

Note 11: Income taxes

The provision for income taxes for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

	2012	2011	2010
Current:
Federal	$10,266,208	$10,089,535	$6,205,327
State	1,322,965	1,131,280	71,906

	11,589,173	11,220,815	6,277,233

Deferred:
Federal	(502,758)	(2,950,890)	(611,450)
State	(71,008)	(377,227)	(68,931)

	(573,766)	(3,328,117)	(680,381)

	$11,015,407	$7,892,698	$5,596,852

The reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows as of December 31:

	2012	2011	2010
Federal income taxes at statutory rate	$11,167,232	$8,369,039	$6,410,739
Add (deduct):
State income taxes, net of federal tax benefit	813,772	490,134	1,934
Tax-exempt interest income	(1,061,775)	(948,632)	(917,422)
Other, net	96,178	(17,843)	101,601

	$11,015,407	$7,892,698	$5,596,852

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 11: Income taxes (continued)

Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	2012	2011
Deferred tax liabilities:
Premises and equipment	$3,439,000	$3,737,000
Core deposit intangible assets	676,000	990,000
Available-for-sale investment securities	998,000	1,562,000
Prepaid expenses	964,000	686,000
Other	1,897,000	2,012,000

Total deferred tax liabilities	7,974,000	8,987,000
Deferred tax assets:
Allowance for loan losses	13,181,000	13,446,000
Other real estate owned	5,305,000	2,985,000
Other	943,000	962,000

Total deferred tax assets	19,429,000	17,393,000

Net deferred tax asset	$11,455,000	$8,406,000

The Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2009.

Note 12: Core deposit intangibles and other intangible assets

Intangible assets subject to amortization consisted of the following:

	Carrying Amount	Net Accumulated Amortization	Carrying Amount
December 31, 2012
Core deposit intangible assets - bank acquisitions	$8,357,000	$(6,633,303)	$1,723,697
Customer list and related intangibles - insurance agency acquisition	1,493,700	(1,016,546)	477,154

	$9,850,700	$(7,649,849)	$2,200,851

December 31, 2011
Core deposit intangible assets - bank acquisitions	$8,357,000	$(5,834,043)	$2,522,957
Customer list and related intangibles - insurance agency acquisition	1,493,700	(892,071)	601,629

	$9,850,700	$(6,726,114)	$3,124,586

As of December 31, 2012, estimated amortization expense for these intangible assets is $921,551 for each year during 2013 and 2014, $256,208 during 2015 and $101,541 during 2016 (fully amortized during 2016).

Note 13: Employee benefit plan

The Company has a defined contribution retirement plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and provides for matching contributions by the Company. The Company’s expense related to the plan amounted to approximately $574,000, $576,000 and $530,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 14: Preferred Stock

During 2009, the Company participated in the U.S. Department of the Treasury (“Treasury”) TARP Capital Purchase Program for non-public qualifying financial institutions and received $57,500,000 from the Treasury in connection with the issuance of 57,500 shares of Series A Preferred Stock and the issuance of Preferred Stock warrants, which were immediately exercised for a nominal amount, for 2,875 shares of Series B Preferred Stock. The Company allocated the $57,500,000 of proceeds on a pro rata basis to the Series A and Series B Preferred Stock based on relative fair values using a discounted cash flow methodology and a discount rate of 9%. As a result, the Company assigned $54,442,670 of the aggregate proceeds to the Series A Preferred Stock and $3,057,330 to the Series B Preferred Stock. The value assigned to the Series A and Series B Preferred Stock was amortized to the liquidation value of the Preferred Stock, with the net cost of such amortization being reported as additional Preferred Stock dividends over the five-year expected life of the Preferred Stock.

During 2011, the Company repurchased the Series A and Series B Preferred Stock and exited the TARP Capital Purchase Program by issuing to the Treasury’s Small Business Lending Fund (“SBLF”) $52,500,000 of Series C cumulative perpetual Preferred Stock (52,500 shares) and making a cash payment of $7,875,000. The remaining net discount on the Series A and Series B Preferred Stock of $1,533,337 on the date of repurchase during 2011 was amortized in full as additional Preferred Stock dividends. The dividend rate on the Series C Preferred Stock is variable (5% at December 31, 2012 and 2011) based on lending increase parameters, as defined by the SBLF, and adjusts to a fixed rate of 9% after 4.5 years from the date of issuance if the funding is still outstanding. The Series C Preferred Stock has a liquidation preference of $1,000 per share.

In connection with the issuance of the Preferred Stock, the Company agreed, among other things, to certain restrictions on dividend payments on Common Stock.

Note 15: Stock options

The Company has a Non-Qualified Stock Option Plan (the “Plan”). The Plan limits the amount of options available for grant to 15% of the Company’s outstanding Common Stock (limit of 175,901 shares as of December 31, 2012 and of 175,422 shares as of December 31, 2011 and 174,491 shares as of December 31, 2010) and provides for an option price equal to the fair market value of the underlying Common Stock on the date of grant. Options granted vest ratably over a five-year period and must be exercised no later than two years following the last date of vesting. As of December 31, 2012, 2011 and 2010 options to purchase 36,000 59,700 and 91,000 shares, respectively, of the Company’s Common stock at a weighted average price of $206 per share at December 31, 2012 (intrinsic value of approximately $1 million), $175 per share at December 31, 2011 (intrinsic value of approximately $3.6 million) and $154 per share at December 31, 2010 (intrinsic value of approximately $7.4 million) and with a weighted average remaining contractual life of approximately 5 months at December 31, 2012, had been granted and were outstanding. The total of fully vested options and options expected to be vested approximated the amount of options outstanding at December 31, 2012.

No options were granted during 2012, 2011 or 2010. During 2012 and 2011, options for 600 shares and 1,500 shares, respectively, were exercised for cash, options for 16,500 and 19,000 shares, respectively, were exercised using the cashless exercise provisions of the related stock option agreements (4,943 and 6,890 shares, respectively, issued), and options for 3,600 and 9,500 shares, respectively, were cancelled for cash payments aggregating $389,300 and $1,124,050, respectively. No options were exercised or cancelled during 2010. During 2011 and 2010, the maturity dates of options for 19,700 shares and 7,000 shares, respectively, were extended until March 2013 and March 2011, respectively. Options for 3,000, 1,300 and 875 shares were forfeited during 2012, 2011 and 2010, respectively. A total of 36,000, 59,300 and 86,330 options were exercisable as of

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 15: Stock options (continued)

December 31, 2012, 2011 and 2010, respectively, at a weighted average price of $206 (intrinsic value of approximately $1 million) for 2012, $174 per share (intrinsic value of approximately $3.6 million) for 2011 and $150 share (intrinsic value of approximately $7.3 million) for 2010. The weighted average remaining contractual life of options exercisable at December 31, 2012 was approximately 5 months.

Note 16: Commitments, contingencies and concentrations of credit risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments included commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Company’s financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements is represented by the contractual terms of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The total amounts of financial instruments with off-balance-sheet risk are as follows as of December 31:

	2012	2011
Commitments to extend credit	$179,802,000	$137,588,000
Standby letters of credit	6,189,000	5,763,000
Loans sold subject to repurchase agreements	99,868,000	72,100,000

Commitments to extend credit are agreements to lend to a customer as long as there is not violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of customers to third parties. Those guarantees are primarily issued to support private borrowing arrangements.

The Company is committed as of December 31, 2012 and 2011 under loan sale agreements to repurchase residential mortgage loans that become delinquent within a stated period of time after being sold.

Most of the Company’s lending activity is with customers located within its trade area. The concentrations of credit by major category of loan type are set forth in the Note 5. The Company does not extend credit to any single borrower or group of related borrowers in excess of amounts allowable under regulatory limits of loans to such borrowers. The Company’s loan policy provides for loan to value ratios by type of loans. Each customer’s credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management’s credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate.

The Company’s asset base is exposed to risk, including the risk resulting from changes in interest rates, market values of collateral for loans to customers and changes in the timing of cash flows. The Company

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 16: Commitments, contingencies and concentrations of credit risk (continued)

monitors the effect of such risk by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets to maturity. However, the Company is exposed to significant market risk in the unlikely event of significant and prolonged interest rate changes.

The Company was not required to perform on any financial guarantees and did not incur any losses on its commitments during 2012 or 2011.

The nature of the Company’s business ordinarily results in a certain amount of claims, litigation, and proceedings, all of which are considered incidental to the normal conduct of business. When the Company determines it has meritorious defenses to the claims asserted, it vigorously defends itself. The Company will consider settlement of cases when, in management’s judgment, it is in the best interests of both the Company and its shareholders to do so. While the final outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, management of the Company believes that the ultimate resolution of such claims and proceedings, individually or in the aggregate, will not have a material adverse effect on the future results of operations, financial condition, or liquidity of the Company.

Note 17: Restrictions on cash and due from banks

The bank subsidiary is required to maintain certain minimum cash reserves based upon liabilities to depositors. The minimum cash reserve requirements were approximately $17,000,000 and $16,000,000 at December 31, 2012 and 2011, respectively.

Note 18: Fair value measurements

ASC 820, Fair Value Measurement, provides that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy (“hierarchy”) that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 18: Fair value measurements (continued)

Available-for-sale Securities

Available-for-sale securities are the most significant instruments valued on a recurring basis which are held by the Company at fair value. The Company does not have any Level 1 or Level 3 securities. Primarily all of the Company’s securities are considered to be Level 2 securities and consist primarily of U.S. government-sponsored enterprises, mortgage-backed securities and securities of states and political subdivisions. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things.

Mortgage loans held for sale

As of December 31, 2012 and 2011, the Company has $15,099,052 and $10,889,795, respectively, of conforming mortgage loans held for sale. Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing investors. Typically these quotes include a premium on the sale and thus these quotes indicate the fair value of the held for sale loans is greater than cost. At December 31, 2012 and 2011, the entire balances of mortgage loans held for sale are recorded at cost.

Impaired Loans

Impaired loans that are collateral dependent are the only material financial assets valued on a non-recurring basis which are held by the Company at fair value. Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the net realizable value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a component of the provision for loan losses. The fair value of loans with specific allocated losses was $48,961,434 and $45,017,334 as of December 31, 2012 and 2011, respectively. This valuation is considered Level 3, consisting of appraisals of underlying collateral.

Other Real Estate Owned (“OREO”)

As of December 31, 2012 and 2011, the Company has $29,831,979 and $25,078,156, respectively, in OREO, consisting primarily of real estate held for sale which was acquired in settlement of loans. OREO assets held for sale are the only material nonfinancial assets valued on a nonrecurring basis which are held by the Company at fair value, less estimated costs to sell. At foreclosure, if the fair value, less estimated costs to sell, of the real estate acquired is less than the Company’s recorded investment in the related loan, a write-down is recognized through a charge to the allowance for loan losses. Additionally, valuations are periodically performed by management and any subsequent reduction in value is recognized by a charge to income. The fair value of OREO held for sale is estimated using Level 3 inputs based on appraisals of underlying collateral. As of December 31, 2012 and 2011, the fair value of OREO held for sale, less estimated costs to sell, for which write-downs were recognized by a charge to income subsequent to acquisition of the properties was $21,558,659 and $19,797,352, respectively.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 18: Fair value measurements (continued)

Derivative Financial Instruments

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The fair value of the interest rate swap is estimated using prices of financial instruments with similar characteristics, and thus the commitments are classified within Level 2 of the hierarchy.

The Company has segregated financial and nonfinancial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the following table:

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (Level 3)
	(Dollars in thousands)
December 31, 2012
Assets
Available-for-sale securities	$403,559	$—	$403,559	$—
Impaired loans	48,961	—	—	48,961
OREO	21,559	—	—	21,559
Liabilities
Interest rate swap agreement	302	—	302	—
December 31, 2011
Assets
Available-for-sale securities	$499,433	$—	$499,433	$—
Impaired loans	45,017	—	—	45,017
OREO	19,797	—	—	19,797
Liabilities
Interest rate swap agreement	481	—	481	—

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the years ended December 31, 2012 and 2011.

Note 19: Fair value of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 2012 and 2011:

Cash, due from banks, and federal funds sold: The carrying amounts for these assets reported in the balance sheet approximate their fair values and are classified within Level 1 of the hierarchy.

Investment securities: Fair values for investment securities are based on quoted market prices, where available (Level 1 of the hierarchy – none at December 31, 2012 and 2011). If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, which would be classified within Level 2 of the hierarchy.

Loans: The fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality, which would be classified within Level 3 of the hierarchy.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 19: Fair value of financial instruments (continued)

Deposits: The fair values of noninterest bearing deposits, interest bearing transaction accounts and savings accounts are the amount payable on demand at the reporting date (i.e., their carrying amounts), which would be classified within Level 1 of the hierarchy. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of such deposits, which would be classified within Level 3 of the hierarchy.

Short-term borrowings: The carrying amounts of securities sold under agreements to repurchase, federal funds purchased and other short-term borrowings approximate their fair values and are classified within Level 1 of the hierarchy.

Long-term debt: Fair values are estimated using rates currently offered for borrowings of similar maturities, which would be classified within Level 2 of the hierarchy.

Accrued interest receivable and payable: The carrying amounts of accrued interest receivable and payable approximate their fair values and are classified within Level 1 of the hierarchy.

Commitments to extend credit and standby letters of credit: The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. The fair values of standby letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. Due to the insignificance of the fees that would be currently charged for such agreements and the short-term nature of the current agreements, no fair value estimates have been made for commitments to extend credit and standby letters of credit.

Derivatives: The fair value of the Company’s interest rate swap agreement is estimated using prices of financial instruments with similar characteristics, and thus the commitments are classified within Level 2 of the hierarchy. Unfunded commitments to originate loans held for sale and the related unfunded commitments to sell such loans meet the definition of a derivative financial instrument. The related asset and liability are considered immaterial at December 31, 2012 and 2011.

The estimated fair values of the Company’s financial instruments were as follows:

	Carrying Amount	Fair Value
December 31, 2012
Financial assets
Cash and cash equivalents	$56,653,100	$56,653,100
Held-to-maturity securities	297,695,471	299,148,993
Available-for-sale securities	403,558,938	403,558,938
Loans - net	1,809,572,614	1,810,400,000
Accrued interest receivable	10,747,209	10,747,209
Financial liabilities
Deposits	$2,177,673,958	$2,186,000,000
Short-term borrowings	85,703,417	85,703,417
Long-term debt	243,326,736	247,800,000
Accrued interest payable	783,067	783,067
Interest rate swap agreement	301,967	301,967

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 19: Fair value of financial instruments (continued)

The estimated fair values of the Company’s financial instruments were as follows:

	Carrying Amount	Fair Value
December 31, 2011
Financial assets
Cash and cash equivalents	$135,695,406	$135,695,406
Held-to-maturity securities	174,774,565	176,257,940
Available-for-sale securities	499,433,045	499,433,045
Loans - net	1,748,616,459	1,749,000,000
Accrued interest receivable	11,093,857	11,093,857
Financial liabilities
Deposits	$2,158,633,540	$2,163,000,000
Short-term borrowings	71,392,881	71,392,881
Long-term debt	269,325,990	275,100,000
Accrued interest payable	1,369,198	1,369,198
Interest rate swap agreement	481,077	481,077

Note 20: Derivative instruments and hedging activities

The Company has stand alone derivative financial instruments in the form of an interest rate swap agreement and rate lock agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company’s balance sheet in other assets and other liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

At December 31, 2012, information pertaining to the outstanding interest rate swap agreement is as follows: Notional amount—$16,000,000; Fixed pay rate – 4.69%; Average receive rate 2.93%; Maturity – approximately 1 year; Unrealized loss (net of tax effect) relating to the interest rate swap—$212,024.

Note 21: Regulatory matters

The Company’s bank subsidiary is restricted from paying dividends that exceed 75% of the current year’s net income plus 75% of the retained net income for the immediately preceding year without obtaining regulatory approval.

The Company and the bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the bank’s financial statements. Under capital adequacy guidelines and the regulatory

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 21: Regulatory matters (continued)

framework for prompt corrective action, the Company and the bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012, that the Company and the bank met all capital adequacy requirements to which they are subject.

As of the most recent notification from the regulatory agencies, the bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the bank’s categories.

The actual capital amounts and ratios of the Company on a consolidated basis and of Liberty Bank of Arkansas (“Bank”) as of December 31, 2012 and 2011 are presented in the following table:

	Actual		For Minimum Capital Adequacy		Minimum To Be Well Capitalized (1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2012
Leverage (Tier I Capital to Average Assets)
Consolidated	$274,731	10.0%	$109,640	4.0%	N/A	N/A
Bank	272,834	10.0	109,640	4.0	137,050	5.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	274,731	13.7	79,993	4.0	N/A	N/A
Bank	272,834	13.7	79,764	4.0	119,646	6.0
Total Capital (to Risk-Weighted Assets)
Consolidated	299,835	15.0	159,986	8.0	N/A	N/A
Bank	297,867	14.9	159,528	8.0	199,410	10.0

December 31, 2011
Leverage (Tier I Capital to Average Assets)
Consolidated	$269,551	10.0%	$107,740	4.0%	N/A	N/A
Bank	269,169	10.0	107,740	4.0	134,675	5.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	269,551	14.4	74,756	4.0	N/A	N/A
Bank	269,169	14.4	74,661	4.0	111,992	6.0
Total Capital (to Risk-Weighted Assets)
Consolidated	293,047	15.7	149,512	8.0	N/A	N/A
Bank	292,636	15.7	149,323	8.0	186,653	10.0

(1)	Not applicable (N/A) for bank holding companies such as the Company.

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 22: Supplemental income statement information

The following categories of other noninterest income exceeded one percent of the aggregate of total interest income and total noninterest income for the years indicated: ATM and check card income—$6,124,864 in 2012, $5,364,414 in 2011 and $4,341,018 in 2010; and Net losses on sales of other real estate owned—$(6,277,252) in 2012, $(5,994,516) in 2011 and $(5,434,885) in 2010; The following categories of other expenses exceeded one percent of the aggregate of total interest income and total noninterest income for the years indicated: FDIC assessment charges—$2,192,198 in 2012, $2,502,951 in 2011 and $3,126,879 in 2010; Repossession expenses—$2,292,969 in 2012, $2,902,191 in 2011 and $1,912,342 in 2010; check card and ATM card expense—$1,863,581 in 2012 and $1,493,026 in 2011; and advertising—$1,788,280 in 2012, $1,445,628 in 2011 and $1,443,107 in 2010.

Realized net gains on investment securities in the accompanying Consolidated Statements of Income includes gains aggregating $158,203, $180,176 and $338,651 from the recognition of discounts on investment securities called during the years ended December 31, 2012, 2011 and 2010, respectively.

Note 23: Liberty Bancshares, Inc. (Parent Company Only) financial information

	December 31
	2012	2011
Balance Sheets
Assets
Cash in bank subsidiary	$4,512,018	$2,248,939
Investment in bank subsidiary	365,079,473	363,212,497
Investment in unconsolidated subsidiaries	1,733,000	1,922,000
Other assets	3,921,244	2,340,970

Total Assets	$375,245,735	$369,724,406

Liabilities
Long-term debt	$57,733,000	$64,022,000
Accrued interest payable	62,917	276,840
Other liabilities	6,684,210	4,221,731

Total Liabilities	64,480,127	68,520,571

Total shareholders’ equity	310,765,608	301,203,835

Total Liabilities and Shareholders’ Equity	$375,245,735	$369,724,406

LIBERTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

Note 23: Liberty Bancshares, Inc. (Parent Company Only) financial information (continued)

	Years ended December 31
	2012	2011	2010
Income:
Dividends from bank subsidiary	$20,500,000	$10,341,546	$9,000,000
Expenses:
Interest on long-term debt	2,019,233	2,219,835	2,946,081
Other	2,021,816	2,412,517	1,720,581

	4,041,049	4,632,352	4,666,662

Income before income taxes and equity in undistributed net income of bank subsidiary	16,458,951	5,709,194	4,333,338
Income taxes (credit)	(1,578,274)	(1,810,813)	(1,817,348)

	18,037,225	7,520,007	6,150,686
Equity in undistributed net income of bank subsidiary	2,853,745	8,498,834	6,568,858

Net income	$20,890,970	$16,018,841	$12,719,544

Statements of Cash Flows
Operating activities:
Net income	$20,890,970	$16,018,841	$12,719,544
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income—bank subsidiary	(2,853,745)	(8,498,834)	(6,568,858)
Other—net	463,057	(234,500)	624,895

Net cash provided by operating activities	18,500,282	7,285,507	6,775,581
Financing activities:
Payments on long-term debt	(6,289,000)	—	—
Stock option transactions	552,806	489,860	—
Cash dividends on Preferred Stock	(2,625,000)	(2,651,813)	(3,133,750)
Cash dividends on Common Stock	(7,324,699)	(2,341,546)	—
Cash paid to redeem Series A and B Preferred Stock	—	(7,875,000)	—
Purchases of treasury stock	(551,310)	(513,240)	(244,400)

Net cash used by financing activities	(16,237,203)	(12,891,739)	(3,378,150)

Cash and cash equivalents:
Net increase (decrease)	2,263,079	(5,606,232)	3,397,431
Balance—beginning of year	2,248,939	7,855,171	4,457,740

Balance—end of year	$4,512,018	$2,248,939	$7,855,171

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AMONG

HOME BANCSHARES, INC.,

CENTENNIAL BANK,

LIBERTY BANCSHARES, INC.,

LIBERTY BANK,

AND

ACQUISITION SUB

DATED JUNE 25, 2013

Appendix A – Page 1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 25, 2013 (“Agreement”), is by and among HOME BANCSHARES, INC., an Arkansas corporation (“HBI”), and CENTENNIAL BANK, an Arkansas state bank (“Centennial”; HBI and Centennial are collectively referred to herein as “Purchaser”); LIBERTY BANCSHARES, INC., an Arkansas corporation (“LBI”), and LIBERTY BANK OF ARKANSAS, an Arkansas state bank (“Liberty Bank”; LBI and Liberty Bank are collectively referred to herein as “Company”); and, from and after its accession to this Agreement in accordance with Section 6.13, ACQUISITION SUB, an Arkansas corporation (“Sub”).

RECITALS

A. On May 7, 2013, HBI and LBI entered into that certain Confidentiality Agreement (the “Confidentiality Agreement”) to keep confidential the existence, status and terms of their negotiations and agreements regarding the business combination transaction more particularly described in this Agreement.

B. On May 21, 2013, HBI and LBI entered into that certain Letter of Intent (the “Letter of Intent”) to describe the general terms and conditions of the business combination more particularly described in this Agreement.

C. The respective boards of directors of Purchaser and Company have determined that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination transaction provided for in the Confidentiality Agreement and the Letter of Intent and being more particularly described in this Agreement.

D. On the terms and subject to the conditions set forth in this Agreement, Sub will merge with and into LBI (the “Merger”), with LBI as the surviving corporation (sometimes referred to in such capacity as the “Surviving Corporation”).

E. As soon as reasonably practicable following the Merger and as part of a single integrated transaction, Purchaser shall cause Liberty Bank to be merged with and into Centennial (the “Second-Step Merger,” and together with the Merger, the “Mergers”), with Centennial as the surviving corporation in the Second-Step Merger (sometimes referred to in such capacity as the “Surviving Bank”).

F. The parties intend that the Mergers, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

G. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Arkansas Business Corporation Act (the “ABCA”), at the Effective Time, Sub shall merge with and into LBI in the Merger. LBI shall be the Surviving Corporation in the Merger and shall continue its existence under the laws of the State of Arkansas. As of the Effective Time, the separate corporate existence of Sub shall cease.

Appendix A – Page 2

(b) Subject to the prior written consent of Company and the proviso in Section 8.4, Purchaser may at any time change the method of effecting the combination; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of LBI or the tax treatment of the parties pursuant to this Agreement, or (iii) materially impede or delay consummation of the Contemplated Transactions.

1.2 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Purchaser shall cause to be filed with the Secretary of State of the State of Arkansas (the “Arkansas Secretary”), in accordance with the ABCA, articles of merger (“Articles of Merger”) relating to the Merger. The Merger shall become effective as of the date and time specified in the Articles of Merger. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the ABCA.

1.4 Conversion of Stock.

(a) Certain Definitions. For purposes of this Section 1.4 and as used elsewhere in this Agreement:

“Exchangeable Shares” means the aggregate number of shares of LBI Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, which shall be treated as set forth in Section 1.4(e) to the extent applicable).

“Exchange Ratio” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing (x) Total Stock Consideration by (y) the LBI Diluted Shares.

“HBI Common Stock” means the common stock, $0.01 par value per share, of HBI.

“LBI Common Stock” means the common stock, $0.01 par value per share, of LBI.

“LBI Diluted Shares” means the aggregate number of shares of LBI Common Stock issued and outstanding immediately prior to the Effective Time, including the aggregate number of shares of LBI Common Stock that would be issued upon the exercise of any LBI Stock Options issued, outstanding and unexercised immediately prior to the Effective Time (which, for the avoidance of doubt, includes Dissenting Shares).

“LBI Stock Option” means an option to purchase shares of LBI Common Stock, which LBI Stock Options issued and outstanding on the date of this Agreement provide for the issuance of an aggregate 18,350 shares of LBI Common Stock upon the proper exercise thereof.

“Per-Share Cash Consideration” means the quotient, rounded to the nearest hundredth of a cent, obtained by dividing (x) the Total Cash Consideration by (y) the LBI Diluted Shares.

“Per-Share Stock Consideration” means that number of shares of HBI Common Stock that shall equal the Exchange Ratio.

“HBI Average Closing Price” means the volume-weighted average closing price, rounded to the nearest hundredth of a cent, of HBI Common Stock on the NASDAQ Stock Exchange reporting system (based on “regular way” trading) for the twenty (20) trading days immediately prior to the Effective Time.

“Total Cash Consideration” means cash in the amount of $30,000,000.

“Total Stock Consideration” means that number of shares of HBI Common Stock that, valued at the HBI Average Closing Price, shall have a total value of $250,000,000.

Appendix A – Page 3

(b) Stock Conversions at Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Company, Sub or the shareholders of any of the foregoing:

(i) Sub Common Stock. Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation.

(ii) Treasury and Party-Owned Stock. Each share of LBI Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Company, Purchaser or any wholly-owned subsidiary of Company or Purchaser (other than shares of LBI Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of LBI Common Stock held, directly or indirectly, by Company or Purchaser in respect of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of HBI or other consideration shall be delivered in exchange therefor.

(iii) LBI Exchangeable Stock. Each Exchangeable Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.4(b)(ii) and other than Dissenting Shares, which shall be treated as set forth in Section 1.4(e) to the extent applicable) shall be converted into the right to receive (i) the Per-Share Stock Consideration, plus (ii) the Per-Share Cash Consideration (collectively, the “Merger Consideration”).

(c) Effect of Conversion. All of the shares of LBI Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of LBI Common Stock (each, a “Certificate”) and each non-certificated share of LBI Common Stock represented by book-entry (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of LBI Common Stock represented by such Certificate or Book-Entry Share have been converted pursuant to this Section 1.4 and Section 2.2(f), as well as any dividends to which holders of LBI Common Stock become entitled in accordance with Section 2.2(c).

(d) Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of HBI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(e) Dissenting Shares. For purposes of this Agreement, “Proposed Dissenting Shares” means shares of LBI Common Stock whose holders provide notice of dissent to Company prior to the LBI Shareholder Meeting and do not vote in favor of the Merger, in each case in accordance with § 4-27-1302 of the ABCA, and “Perfected Dissenting Shares” means Proposed Dissenting Shares as to which holders thereof have properly taken all additional steps necessary to exercise their dissenters’ rights, if any, under § 4-27-1302 of the ABCA. Each outstanding Perfected Dissenting Share will be converted into the rights provided under the ABCA (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time), unless the holder thereof withdraws his or her demand for payment, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed to have been converted at the Effective Time into the right to receive from Purchaser the Merger Consideration, without any interest (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time). To the extent that a holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights under the ABCA, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her LBI Common Stock pursuant to the provisions of the ABCA shall receive payment for such Perfected Dissenting Shares from Purchaser in accordance with the ABCA. Company shall give Purchaser (i) prompt notice of any notice or demand for appraisal or payment for shares of LBI Common Stock received by Company and (ii) the opportunity to participate in and direct all

Appendix A – Page 4

negotiations and proceedings with respect to any such demand or notices. Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle, offer for settle or otherwise negotiate any such demands. Perfected Dissenting Shares, Withdrawn Dissenting Shares and Proposed Dissenting Shares are collectively referred to herein as “Dissenting Shares.”

1.5 LBI Stock Options. Any LBI Stock Option issued, outstanding and unexercised immediately prior to the Effective Time will automatically, and without any action on the part of its holder, be terminated by the Company and shall entitle the holder, to payment prior to or at the Effective Time in cash of the difference between the option exercise price and the equivalent dollar value of the Merger Consideration. Nothing herein shall prevent any holder from exercising, after the date of this Agreement and before the Effective Time, any LBI Stock Option that is exercisable according to its terms, in which event the shares of LBI Common Stock issued upon such exercise shall be converted into the Merger Consideration at the Effective Time in accordance with Section 1.4(b). Prior to the Effective Time, the board of directors of LBI and the Compensation Committee of the board of directors of LBI, as applicable, shall adopt any necessary resolutions to effectuate the provisions of this Section 1.5.

1.6 Articles of Incorporation, Bylaws, Directors and Officers of Surviving Corporation. As of the Effective Time, (a) the articles of incorporation and bylaws of the Surviving Corporation shall be the articles of incorporation and bylaws of Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable law, and (b) the directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.7 The Second-Step Merger. As soon as reasonably practicable following the Effective Time, in accordance with the ABCA, the Arkansas Banking Code, and other applicable laws, Purchaser shall cause Liberty Bank to be merged with and into Centennial in the Second-Step Merger, with Centennial surviving the Second-Step Merger and continuing its existence under the laws of the State of Arkansas, and the separate corporate existence of Liberty Bank ceasing as of the effective time of the Second-Step Merger. In furtherance of the foregoing, Purchaser shall cause to be filed with the Arkansas Secretary and the Arkansas State Banking Commission, in accordance with the ABCA, the Arkansas Banking Code and other applicable laws, articles of merger (“Bank Articles of Merger”) relating to the Second-Step Merger. The Second-Step Merger shall become effective as of the date and time specified in the Bank Articles of Merger and by the issuance of a Certificate of Merger by the Arkansas Secretary and the Arkansas State Banking Commission. At and after the effective time of the Second-Step Merger, the Second-Step Merger shall have the effects set forth in the applicable provision of the ABCA, the Arkansas Banking Code and other applicable laws.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser shall (a) authorize an exchange agent, which shall be a bank or trust company selected by Purchaser and reasonably acceptable to Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into at least ten (10) Business Days prior to the Effective Time, to deliver an aggregate number of shares of HBI Common Stock that is equal to the Total Stock Consideration and an amount in cash which is equal to the Total Cash Consideration and (b) deposit, or cause to be deposited with, the Exchange Agent, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (the “Exchange Fund”). For purposes of this Agreement, “Business Day” or “Business Days” means any day other than a Saturday, Sunday or any federal holiday in the United States.

Appendix A – Page 5

2.2 Exchange Procedures for Exchangeable Shares.

(a) As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of LBI Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 (the “Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the applicable Merger Consideration, any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly after the Effective Time but in any event within ten (10) Business Days after such surrender, the applicable Merger Consideration and any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor in respect of the Exchanged Shares represented by its Certificate(s) or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to HBI Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of HBI Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of HBI Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of HBI Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the HBI Common Stock issuable with respect to such Certificate or Book-Entry Shares.
(d) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of LBI, the shares of HBI Common Stock and cash in lieu of fractional shares of HBI Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of HBI that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, HBI or the Surviving Corporation) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of HBI Common Stock otherwise payable pursuant to this Agreement to any holder of

Appendix A – Page 6

Exchanged Shares such amounts as the Exchange Agent, HBI or the Surviving Corporation, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent, HBI or the Surviving Corporation, as the case may be, and timely paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of LBI of the shares of LBI Common Stock other than to settle transfers of such LBI Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of HBI Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to HBI Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of HBI. In lieu of the issuance of any such fractional share, HBI shall pay to each former shareholder of LBI who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the HBI Average Closing Price by (ii) the fraction of a share (after taking into account all shares of LBI Common Stock held by such holder at the Effective Time and rounded to the nearest ten thousandth when expressed in decimal form) of HBI Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of LBI as of the one (1) year anniversary of the Effective Time will be transferred to HBI. In such event, any former shareholders of LBI who have not theretofore complied with this Article II shall thereafter look only to HBI with respect to the Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on HBI Common Stock deliverable in respect of each Exchangeable Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of HBI, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of LBI Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by HBI or the Exchange Agent, the posting by such Person of a bond in such amount as HBI may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, in accordance with the procedures set forth in this Article II, issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF COMPANY

Subject to such exceptions as are disclosed in the Company Disclosure Schedule dated as of the date hereof LBI and Liberty Bank hereby make the following representations and warranties to Purchaser as of the date hereof and as of the Closing Date; provided that those representations and warranties which address matters only as of a particular earlier date shall have been true and correct only on such date. The inclusion of an item in the Company Disclosure Schedule shall not be deemed an admission by Company that such item represents a

Appendix A – Page 7

material fact, event, or circumstance or has had or would be reasonably expected to have a Material Adverse Effect. Disclosure in any section of the Company Disclosure Schedule shall apply only to such section of such Disclosure Schedule, except to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is relevant to another section of such Disclosure Schedule.

For purposes of this Article III and as used elsewhere in this Agreement:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.

“Benefit Arrangement” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other material plan, program, agreement, arrangement, obligation or practice, including, without limitation, any pension, profit sharing, severance, welfare, fringe benefit, employee loan, retirement, medical, welfare, employment or consulting, severance, stay or retention bonuses or compensation, executive or incentive compensation, sick leave, vacation pay, plant closing benefits, disability, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase or other stock-based, tuition reimbursement or scholarship, employee discount, meals, travel, or vehicle allowances, plan, program, agreement, arrangement, obligation or practice, any plans subject to Section 125 of the Code, as amended, and any plans or arrangements providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of assets (i) established, sponsored, maintained, or contributed to, or required to be contributed to, by Company or any ERISA Affiliate, on behalf of any current or former director, employee, agent, independent contractor, or service provider of Company or their beneficiaries, or (ii) pursuant to which Company or any ERISA Affiliate has any obligation (whether contingent or otherwise) with respect to any such Persons.

“Contemplated Transactions” means all of the transactions among HBI, Centennial, Sub, LBI and Liberty Bank contemplated by this Agreement, including the Mergers.

“Governmental Authority” means any federal, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency, department or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, or any other governmental or quasi-governmental authority, whether of the United States or another jurisdiction.

“Governmental Authorization” means any consent, approval, license, registration, permit or waiver issued, given, granted or otherwise, made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Legal Requirements” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Material Adverse Effect” means, with respect to any party, a material adverse effect on (a) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a

Appendix A – Page 8

party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of this Agreement or the Contemplated Transactions or the consummation of the Contemplated Transactions, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate; or (b) the ability of such party to timely consummate the Contemplated Transactions.

“Ordinary Course of Business” or “Ordinary Course” means the conduct of the business in substantially the same manner as the business was operated on the date of this Agreement, including operations in conformance with Company’s practices and procedures as of such date.

“Person” means an individual, sole proprietorship, partnership, corporation, limited liability company, trust, joint venture, association, unincorporated organization, or a Governmental Authority.

“Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner.

The term “Company” shall mean each of LBI and Liberty Bank and their respective Subsidiaries, the term “LBI” (or “Company” when referring to LBI) shall include the Subsidiaries of LBI as set out in Section 3.2(c), and the term “Liberty Bank” (or “Company” when referring to Liberty Bank) shall include the Subsidiaries of Liberty Bank as set out in Section 3.2(d).

3.1 Corporate Status and Authority; Non-Contravention.

(a) Status of LBI. LBI is duly organized, validly existing and in good standing under the laws of the State of Arkansas and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conduct its business in the manner in which its business is now being conducted. LBI is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). LBI is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Complete and correct copies of LBI’s Articles of Incorporation and Bylaws, as currently in effect, have been delivered or made available to Purchaser.

(b) Status of Liberty Bank. Liberty Bank is a direct, wholly-owned Subsidiary of LBI, is duly organized, validly existing and in good standing under the laws of the State of Arkansas, is authorized under the laws of the State of Arkansas to engage in the business and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conduct the business in the manner in which the business is now being conducted. Liberty Bank is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Liberty Bank is an Arkansas state chartered bank that is duly licensed by the Arkansas State Bank Department to engage in commercial banking. The deposit accounts of Liberty Bank are insured to the fullest extent permitted by law by the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC has not been appointed receiver of Liberty Bank. Complete and correct copies of Liberty Bank’s Articles of Incorporation and Bylaws, as currently in effect, have been delivered or made available to Purchaser.

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(c) Due Authorization. (i) Company has full legal right, corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and thereunder; and (ii) the execution and delivery of this Agreement, and all documents, instruments and agreements required to be executed and delivered by Company pursuant to this Agreement and the completion and performance of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Company, and this Agreement, and all documents, instruments and agreements required to be executed and delivered by Company pursuant to this Agreement have been duly executed and delivered by Company and constitute a legal, valid and binding obligation of Company, enforceable against Company in accordance with their respective terms. No other corporate proceedings, including any stockholder approvals, are necessary for the execution and delivery by Company of this Agreement, the performance by it or of its obligation hereunder or thereunder or the consummation by it of the Contemplated Transactions.

(d) Non-contravention. Except as set forth in Section 3.1(d) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the completion and performance of the Contemplated Transactions, or compliance by Company with any of the provisions hereof or thereof, will (i) materially violate, materially conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in the termination of, or result in the loss of any benefit or creation of any material right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any material lien, encumbrance, adverse claim, charge, execution, security interest or pledge upon any of the material properties or assets of Company under any of the terms, conditions or provisions of (A) the Articles of Incorporation of LBI or Liberty Bank (collectively, “Company Articles”) and Bylaws of LBI or Liberty Bank (collectively, “Company Bylaws”), or (B) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company is a party or by which it may be bound, or to which Company or any of the properties or assets of Company may be subject, or (ii) assuming the Purchaser Required Approvals are duly obtained, violate in any material respect any Legal Requirement or any judgment, ruling, order, writ, injunction or decree applicable to Company or any of its respective properties or assets.

3.2 Capitalization of Company.

(a) Ownership. The authorized capital stock of LBI consists of (i) 10,000,000 shares of LBI Common Stock, of which 1,174,966 shares of LBI Common Stock are outstanding as of May 24, 2013; and (ii) 5,000,000 shares of preferred stock, $0.01 par value (“LBI Preferred Stock”), of which 52,500 shares of LBI Preferred Stock are outstanding as of May 24, 2013. The authorized capital stock of Liberty Bank consists of 1,000,000 shares of common stock, $0.01 par value (“Liberty Bank Common Stock”), of which 350,000 shares of Liberty Bank Common Stock are outstanding as of May 24, 2013. No other shares of capital stock of LBI or Liberty Bank are issued or outstanding. All of the outstanding shares of Liberty Bank Common Stock are directly and beneficially owned and held by LBI. All of the shares of LBI Common Stock, LBI Preferred Stock, Liberty Bank Common Stock and Liberty Bank Preferred Stock have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and are free and clear of any and all encumbrances.

(b) Outstanding Stock Rights. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no (i) outstanding preemptive rights, subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of Company; (ii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of Company; (iii) contracts under which Company is or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Company; (iv) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Company is a party or of which Company is aware, that may reasonably be expected

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to affect the exercise of voting or any other rights with respect to the capital stock of Company, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Company may vote.

(c) LBI Subsidiaries. LBI has four wholly-owned Subsidiaries, namely (i) Liberty Bank; (ii) Liberty (AR) Statutory Trust I, a Delaware statutory trust; (iii) Liberty (AR) Statutory Trust II, a Delaware statutory trust; and (iv) Russellville Statutory Trust I, a Delaware statutory trust. LBI otherwise does not have any Subsidiaries nor own any equity interests in any other entity.

(d) Liberty Bank Subsidiaries. Liberty Bank has two wholly-owned Subsidiaries, namely Town & Country Insurance Agency, Inc., an Arkansas corporation; and Freedom Insurance Group, Inc., an Arkansas corporation. Liberty Bank otherwise does not have any Subsidiaries nor own any equity interests in any other entity other than an interest in the Federal Reserve Bank, Federal Home Loan Bank and First National Banker’s Bank.

3.3 Business Operations.

(a) Permits. Company holds all permits material to its respective business, including without limitation all permits required from the FDIC and the Arkansas State Bank Department to conduct a commercial banking business (each, a “Material Permit”). All of the Material Permits are validly issued, are in full force and effect and are being complied with by Company in all material respects. No notice of breach or default in respect of any Material Permit has been received by Company and there are no proceedings in progress, pending or threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and Company is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.

(b) Governmental Authorizations.

(i) Each Governmental Authorization that is held by Company or that otherwise relates to its business is valid and in full force and effect.

(ii) Company is in compliance with all of the terms and requirements of each Governmental Authorization applicable to it that is material to its business (a “Material Governmental Authorization”).

(iii) No event has occurred or circumstance exists that will (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Material Governmental Authorization, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, or would otherwise impair in any way, any Material Governmental Authorization.

(iv) Company not has received any notice or other communication from any Governmental Authority regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Material Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Material Governmental Authorization.

(v) All applications required to have been filed for the renewal of the Material Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authority, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

(vi) There is no authorization, license, approval, consent, order or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority or court that is required for the execution or delivery by Company of this Agreement, or the validity or enforceability of this Agreement against Company, or subject to the receipt of the Purchaser Required Approvals, the completion or performance by Company of any of the Contemplated Transactions.

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(vii) Except as set forth in Section 3.3(b)(vii) of the Company Disclosure Schedule, Company is not subject to any cease-and-desist or other similar order or enforcement action issued by, nor is either of them a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any capital directive by, or adopted any board resolutions at the request of, any Governmental Authority (each item in this sentence, a “Regulatory Agreement”), nor has Company been notified since December 31, 2012, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. Except as set forth in Section 3.4(b)(vii) of the Company Disclosure Schedule, Company is in compliance in all material respects with each Regulatory Agreement to which it is a party or subject, and Company has not received any notice from any Governmental Authority indicating that Company is not in compliance in all material respects with any such Regulatory Agreement.

(viii) Except for normal examinations conducted by a Governmental Authority in the regular course of the business, no Governmental Authority has initiated any proceeding into the business or operations of Company since December 31, 2012. Except as set forth in Section 3.4(b)(viii) of the Company Disclosure Schedule, there is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Company. As of the date of this Agreement, no report of examination has been received by Company with respect to such examination. As of the date of this Agreement, no regulatory examination of Company is under way, and no other report of examination is pending.

3.4 Regulatory Reports. Company has filed with the FDIC, the Arkansas State Bank Department and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with any applicable Legal Requirement. As of their respective dates (or, if amended, as of the date of such amendment), such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

3.5 Deposits. All of the deposits held by Liberty Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of Liberty Bank, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by Liberty Bank are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Company, threatened.

3.6 Financial Matters.

(a) Company’s Financial Statements. Company has made available to Purchaser the audited consolidated financial statements of LBI for the year ended December 31, 2012 (“Audited Financial Statements”) and the unaudited consolidated financial statements of LBI for the three months ended March 31, 2013 (“Interim Financial Statements”). The Audited Financial Statements and the Interim Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to the Interim Financial Statements for the omission of footnotes and (iii) fairly present in all material respects the financial condition of Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Company for the respective periods set forth therein, subject in the case of the Interim Financial Statements to year-end adjustments (none of which are reasonably expected to be material). The consolidated financial statements of Company to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have

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been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Company for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports. Company has previously delivered to Purchaser true and complete copies of the Call Reports of Liberty Bank for the periods ending December 31, 2012, and March 31, 2013. The financial statements contained in such Call Reports (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Liberty Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of Liberty Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Liberty Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. Company has in place sufficient systems and processes that are customary for a community bank of the size of Liberty Bank and that are designed to (x) provide reasonable assurances regarding the reliability of Company’s financial statements and (y) in a timely manner accumulate and communicate to Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Company’s financial statements. Except as set forth in Section 3.6(c) of the Company Disclosure Schedule, neither Company, nor any employee, auditor, accountant or representative of Company, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Company’s financial statements. To Company’s Knowledge, there has been no instance of fraud by Liberty Bank, exceeding $50,000 in the aggregate, that occurred during any period covered by the Call Reports.

(d) Auditor Independence. During the periods covered by the Call Reports, Company’s external auditor was independent of Company and its management. As of the date hereof, Company’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records. The books and records of Company have been and are being maintained in the Ordinary Course of Business in accordance and compliance with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate actions by Company.

(f) Liabilities. Company has no material liabilities of a nature required to be disclosed in a consolidated balance sheet of Company prepared in accordance with GAAP and regulatory accounting principles except:

(i) Liabilities disclosed on, reflected in or provided for in the Interim Financial Statements, or in Liberty Bank’s Call Report for the period ended March 31, 2013;

(ii) Liabilities incurred in the Ordinary Course of Business since the date of the Interim Financial Statements;

(iii) Liabilities disclosed in the Company Disclosure Schedule; and

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(iv) Liabilities arising from this Agreement and the Contemplated Transactions (including the incurrence of professional and other transactional fees).

3.7 Tax Matters.

(a) Company has filed all federal income tax returns and all other material tax returns required to be filed by it. All such tax returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of tax) of Liberty Bank.

(b) Company has paid all material taxes required to be paid by it, its Subsidiaries or the consolidated, combined, affiliated, unitary or other tax group including Company, whether or not shown on any tax return. Company has established reserves in accordance with GAAP that are adequate for the payment of all taxes not yet due and payable with respect to its assets and operations.

(c) Company has withheld and paid to the appropriate taxing authority all material taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

(d) Company has not received from any taxing authority written notice of, and, to the Knowledge of Company, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to taxes of Company. Company has not received from any taxing authority (including in jurisdictions in which Liberty Bank or its Subsidiaries has not filed tax returns) written notice of, and, to the Knowledge of Company, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of taxes proposed, asserted, or assessed against Company. Company is not a party to or bound by any tax sharing, allocation or indemnification agreement or similar agreement or arrangement.

(e) During the five-year period ending on the Closing Date, Company has not been a “distributing corporation” as the term is defined in Section 355 of the Code.

(f) Company will not be required, for income tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date for which adequate reserves have not been established in accordance with GAAP.

(g) There are no liens or encumbrances for taxes on any of the assets of Company other than liens or encumbrances for taxes not yet due and payable.

(h) No written claim has been received in the last six years by Company from a taxing authority in a jurisdiction where it does not file tax returns that it is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group tax return of that jurisdiction.

(i) Company has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

3.8 Litigation and Claims. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there are no current, pending or, to the Knowledge of Company, threatened material proceedings. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there is no material injunction, order, judgment, decree or regulatory restriction imposed upon Liberty Bank or the assets of Liberty Bank.

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3.9 Employee Benefit Plans; Labor.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Benefit Arrangement. Company has made available to Purchaser correct and complete copies of (i) each Benefit Arrangement (or, in the case of any such Benefit Arrangement that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Arrangement (if any such report was required), (iii) the most recent summary plan description for each Benefit Arrangement for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Benefit Arrangement.

(b) Each Benefit Arrangement that is intended to be tax qualified under Section 401(a) of the Code (each, a “Qualified Plan”) and each trust established in connection with any Qualified Plan which is intended to be tax exempt under Section 501(a) of the Code is tax qualified or tax exempt, as applicable, and Company has received a determination letter or an opinion letter from the Internal Revenue Service upon which it may rely regarding each such Qualified Plan’s qualified status under the Code, and (ii) to Company’s Knowledge, no event has occurred since the date of the most recent determination letter or application relating to any such Qualified Plan that would adversely affect the qualification of such Qualified Plan. Company has made available to Purchaser a correct and complete copy of the most recent determination letter or opinion letter received with respect to each Qualified Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(c) Each Benefit Arrangement has been administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, all other Legal Requirements and the terms of all applicable collective bargaining agreements (if any). To Company’s Knowledge, there are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Benefit Arrangements) or Proceedings against or involving any Benefit Arrangement.

(d) No Qualified Plan is subject to Title IV of ERISA or Section 412 of the Code. No direct, contingent or secondary liability to any Person has been incurred or could reasonably be expected to be incurred by Liberty Bank or its ERISA Affiliates under Title IV of ERISA. Neither Company nor any of its ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(e) Except as set forth in Section 3.9(e) of the Company Disclosure Schedule, Company has no obligation to provide medical, dental or life insurance benefits (whether or not insured) to any of its employees or former employees after retirement or other termination of service (other than (i) coverage mandated by Legal Requirements and (ii) benefits, the full direct cost of which is borne by the employee or former employee (or beneficiary thereof)).

(f) There are no collective bargaining agreements binding on Company; none of the employees of Company is represented by a labor union, and, to the Knowledge of Company, there is no, and since April 30, 2013, has been no, (i) organizational effort made or threatened by or on behalf of any labor organization or trade union to organize any employees of Company, and (ii) no demand for recognition of any employees of Company has been made by or on behalf of any labor organization or trade unions.

(g) There are no strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of Company, contemplated or threatened against or involving Company.

(h) There are no proceedings pending or, to the Knowledge of Company, threatened against or affecting Company, relating to the alleged material violation of any applicable Legal Requirement pertaining to labor relations or employment matters.

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3.10 Properties and Leases. Company (a) has good, valid and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Audited Financial Statements as being owned by it or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the Ordinary Course of Business) (the “Owned Properties”), free and clear from encumbrances that would materially affect the value thereof and to which like properties are not commonly subject or which interfere with the use made or to be made thereof by Company in any material respect, (b) is the lessee of all leasehold estates reflected in the latest audited balance sheet included in the Audited Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear from encumbrances that would materially affect the value thereof and which like properties are not commonly subject or which interfere with the use made or to be made thereof by Company in any material respect, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor, and (c) owns or leases all properties and assets as are used by Company in the business or otherwise necessary to its operations as now conducted. Section 3.10 of the Company Disclosure Schedule contains a true and complete list of all Real Property as of the date of this Agreement. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the Knowledge of Company, threatened material condemnation proceedings against the Real Property. Company is in material compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990, as amended, and the Occupational Health and Safety Act of 1970, as amended.

3.11 Absence of Certain Changes. Since December 31, 2012, until the date hereof, except as disclosed (i) in the Interim Financial Statements, (ii) in Liberty Bank’s Call Report for the three months ended March 31, 2013, and (iii) in Section 3.11 of the Company Disclosure Schedule, Liberty Bank and its Subsidiaries have conducted business in the Ordinary Course in all material respects and have not changed any accounting methods, principles or practices affecting their respective assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy (other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority). Since April 1, 2013, (a) Liberty Bank has not had, and no fact, effect, event, change, occurrence or circumstance has occurred that would reasonably be expected to have, a Material Adverse Effect, and (b) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of Liberty Bank or, to the Knowledge of Company, on the part of any other party, in the due performance and observance of any term, covenant or condition of any contract to which Company is a party and which is, individually or in the aggregate, material to the financial condition of Company.

Commitments and Contracts.

(a) Company has provided or otherwise made available (by hard copy, electronic data room or otherwise) to Purchaser or its representatives true, correct and complete copies of each of the following to which Company is a party or subject or which otherwise relates to its business (whether written or oral, express or implied) (each, a “Company Significant Agreement”):

(i) any contract which is or would constitute a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K to be performed in whole or in part after the date of this Agreement;

(ii) any contract with respect to the employment or service of any current directors, officers, employees or consultants of Company and of any former director or officer of Company whose service as such terminated after December 31, 2012, other than Company’s standard form at-will offer letter;

(iii) any contract which limits the freedom of Company to compete in any material line of business;

(iv) any contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Company;

(v) any indenture, deed of trust, loan agreement or other financing agreement or instrument to which Company is the obligor; and

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(vi) any contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete or where such contract contains continuing material obligations, including continuing material indemnity obligations, of Company.

(b) (i) Each of the Company Significant Agreements has been duly and validly authorized, executed and delivered by Company and is binding on Company and in full force and effect; (ii) Company is in all material respects in compliance with and has in all material respects performed all obligations required to be performed by it to date under each Company Significant Agreement; (iii) Company has not received notice of any material violation or default (or any condition which with the passage of time or the giving of notice would cause such a violation or default) by any party under any Company Significant Agreement; and (iv) no other party to any Company Significant Agreement is, to the Knowledge of Company, in default in any respect thereunder.

3.13 Risk Management Instruments. Except as set forth in Section 3.13 of the Company Disclosure Schedule, Company is not a party to any swaps, caps, floors, option agreements or other derivative instruments that were entered into for its own account or for the account of a customer of Liberty Bank.

3.14 Environmental Matters.

(a) Company is in compliance in all material respects with all Environmental Laws. Except as set forth in Section 3.14 of the Company Disclosure Schedule, Company has not received any written communication from any Person that alleges that Company is not in compliance with any Environmental Laws and, to the Knowledge of Company, there are no circumstances that would reasonably be expected to prevent or interfere with such compliance in the future.

(b) There is no Environmental Claim pending or, to the Knowledge of Company, threatened against Company or against any Person or entity whose liability for any Environmental Claim Liberty Bank has retained or assumed by contract or by operation of law.

(c) Company has provided to Purchaser all assessments, reports, data, results of investigations or audits, and any other information in possession of Company and/or its current or former independent contractors or environmental consultants regarding environmental matters, environmental condition, or the compliance (or noncompliance) by Company under any Environmental Laws, pertaining to (1) any properties owned or operated by Company including, but not limited to, corporate offices or branch locations, and (2) any properties securing any loans made by Liberty Bank.

(d) Company is not required by any Environmental Law or by virtue of the Contemplated Transactions set forth herein, or as a condition to the effectiveness of the Contemplated Transactions set forth herein, (i) to perform a site assessment for Hazardous Materials, (ii) to remove or remediate Hazardous Materials, (iii) to give notice to or receive approval from any Governmental Authority regarding environmental matters, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

(e) To the Knowledge of Company, during the period of (i) Company’s ownership or operation of any of its current or former properties, (ii) Company’s participation and management of any property, or (iii) Company’s interest in a mortgaged or financed property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of Company, prior to the period of (i) Company’s ownership or operation of any of its current or former properties, (ii) Company’s participation and management of any property, or (iii) Company’s interest in a mortgage or financed property, there was no release of Hazardous Materials in, on, under or affecting any such property, mortgaged or financed property.

(f) To the Knowledge of Company, no underground storage tanks, impoundments, vessels or other containers used for storage of Hazardous Materials were and/are located on or below the surface of properties owned or operated by Company. During Company’s operation of its properties and to the Knowledge of Company, no part of the property has ever contained asbestos.

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For purposes of this Agreement, “Environmental Claim” means any written notice from any Governmental Authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, government response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Hazardous Materials.

For purposes of this Agreement, “Environmental Law” means all laws concerning (a) public and/or worker health and safety relating to toxic or hazardous substances or (b) pollution or protection of the environment or natural resources, and includes without limitations the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1981, and the Superfund Amendments and Reauthorization Act of 1986, each as amended and together with all rules and regulations promulgated in connection therewith, and any other federal, state or local environmental statutes, ordinances, rules and regulations relating to emissions, discharges, releases or threatened release of pollutants, contaminants, chemicals, toxic substances, Hazardous Materials or wastes into the environment, or otherwise relating to the manufacture, processing, presence, generation, distribution, labeling, testing, use, treatment, storage, control, disposal, clean-up, transportation or handling of pollutants, contaminants, chemicals, toxic substances, Hazardous Materials or wastes.

For purposes of this Agreement, “Hazardous Materials” means any product, substance, chemical, contaminant, pollutant, effluent, waste or other material whose presence, nature, quantity and/or intensity of existence, use, manufacture, disposal, transportation, emission, discharge, spill, release or effect, either by itself or in combination with other materials located on the Real Property, is either: (x) regulated or monitored by any Governmental Authority or (y) defined or listed in, or otherwise classified pursuant to, any Environmental Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “infectious wastes,” or “toxic substances”. Hazardous Materials shall include, but not be limited to, (1) any substance or material identified in Section 101(4) of CERCLA, 42 U.S.C. § 9601(14) and as set forth in Title 40, Code of Federal Regulations, Part 302, as the same may be amended from time to time, (2) any “regulated substance” as defined in the Solid Waste Disposal Act, (3) any substance subject to regulation pursuant to the Toxic Substances Control Act, (4) any substance so defined or regulated under any state law counterpart to any of the foregoing, or any state law regulating the reporting and remediation of any spills of Hazardous Materials, as defined in state laws or regulations, as such laws are now in effect or may be amended through the Closing Date and any rule, regulation or administrative or judicial policy statement, guideline, order or decision under any such laws, (5) any substance or material determined to be toxic, a pollutant or contaminant, under federal, state or local statute, law, ordinance, rule, or regulation or judicial or administrative order or decision, as same may be amended from time to time, (6) petroleum and refined petroleum products and distillates, (7) asbestos and asbestos-containing products, (8) radon, (9) flammable explosives, (10) polychlorinated biphenyls, (11) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful or deleterious to human health or the environment, and which are not naturally occurring, and (12) any other substance that is regulated or classified as hazardous or toxic under any Environmental Law.

3.15 Insurance. Company maintains insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that it reasonably believes is adequate for its business, including, but not limited to, insurance covering all real and personal property owned or leased by it against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business, all of which insurance is in full force and effect.

3.16 Intellectual Property. Company owns or is licensed to use or otherwise possess legally enforceable rights to use all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets, applications and other unpatented or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Proprietary Rights”) used in the conduct of its business as currently conducted. Company has the right to use all material Proprietary Rights owned by it and used in the conduct of its business as currently conducted without infringing the Proprietary Rights of any

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third party. Company has the right to use all material Proprietary Rights licensed to it and used in the conduct of its business as currently conducted without infringing the Proprietary Rights of any third party or violating the terms of any licensing or other agreement to which it is a party. To Company’s Knowledge, no Person is infringing upon any of the Proprietary Rights of Company, except where the infringement of or lack of a right to use such Proprietary Rights would not have any material impact on Company. No charges, claims or litigation have been asserted or, to Company’s Knowledge, threatened against Company contesting the right of Company to use, or the validity of, any of the Proprietary Rights used in the conduct of its business as currently conducted or challenging or questioning the validity or effectiveness of any license or agreement pertaining thereto or asserting the misuse thereof, and, to Company’s Knowledge, no valid basis exists for the assertion of any such charge, claim or litigation. All licenses and other agreements to which Company is a party relating to Proprietary Rights are in full force and effect and constitute valid, binding and enforceable obligations of Company subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, as the case may be, and there have not been and there currently are not any defaults (or any event which, with notice or lapse of time, or both, would constitute a default) by Company under any license or other agreement affecting Proprietary Rights used in the conduct of its business as currently conducted, except for defaults, if any, which would not have any material impact on Company. Except as set forth in Section 3.16 of the Company Disclosure Schedule, the validity, continuation and effectiveness of all licenses and other agreements relating to the Proprietary Rights used in the conduct of Company’s business as currently conducted and the current terms thereof will not be affected by the Contemplated Transactions.

3.17 Related Party Transactions.

(a) Except as part of the normal and customary terms of an individual’s employment or service as a director, and except as set forth in Section 3.17(a) of the Company Disclosure Schedule, Company is not a party to any extension of credit (as debtor, creditor, guarantor or otherwise), contract for goods or services, lease or other agreement with any (i) Affiliate of Company (ii) insider (or related interest of an insider) of Company, (iii) stockholder owning 5% or more of the outstanding LBI Common Stock or related interest of such a stockholder, or (iv) to the Knowledge of Company, and other than credit and consumer banking transactions in the Ordinary Course of Business, employee of Company who is not an executive officer. For purposes of the preceding sentence, the term “Affiliate” shall have the meaning assigned in the Federal Reserve Board’s Regulation W, as amended, and the terms “insider,” “related interest,” and “executive officer” shall have the meanings assigned in the Federal Reserve Board’s Regulation O, as amended.

(b) Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, Company is in material compliance with Sections 23A and 23B of the Federal Reserve Act, its implementing regulations, and the Federal Reserve Board’s Regulation O.

3.18 Brokers or Finders. Except for the Broker’s Fees disclosed in Section 3.18 of the Company Disclosure Schedule, neither Company nor any of its representatives has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

3.19 Company Information. The information relating to Company that is provided by Company or its representatives for inclusion in the Joint Proxy Statement and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the Contemplated Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Company and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.

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3.20 Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Company, threatened against or affecting Company or any of its Subsidiaries or any of the current or former directors or executive officers of Company or any of its Subsidiaries (and Company is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Authority, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to Company and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on Company or any of its Subsidiaries’ businesses or, after the Effective Time, the business of HBI, Centennial, Surviving Corporation or any of their Affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates).

3.21 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 3.21(a). Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Company is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) Since January 1, 2013, (A) neither Company nor any of its Subsidiaries nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its board of directors or any committee thereof or to any of its directors or officers.

3.22 Loan Matters.

(a) Section 3.22(a) of the Company Disclosure Schedule sets forth a list of (i) each loan that as of March 31, 2013, had an outstanding balance and/or unfunded commitment of $1,000,000 or more and that as of such date (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Company, any of its Subsidiaries or any Governmental Authority, (D) as to which a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (E) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (F) where a specific reserve

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allocation exists in connection therewith or (G) which is required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, and (ii) each asset of Company or any of its Subsidiaries that as of March 31, 2013, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 3.22(a) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such loan and the identity of the borrower thereunder as of March 31, 2013.

(b) Since December 31, 2012, Company and its Subsidiaries have not engaged in, and, to the Knowledge of Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers, collectively, the “Mortgage Vendors”) used by Company or by any of its Subsidiaries has engaged in, directly or indirectly, (1) any foreclosures in material violation of any applicable law, including but not limited to the Servicemembers Civil Relief Act, or in material breach of any binding Regulatory Agreement or (2) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable law in all material respects.

(c) Since December 31, 2012, Company has not foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

3.23 Community Reinvestment Act Compliance. Company and each of its Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Company has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in Company or any such Subsidiary having its current rating lowered.

3.24 Investment Securities. Company and its Subsidiaries has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any liens, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Company or any of its Subsidiaries and except for such defects in title or liens that would not be material to Company and its Subsidiaries. Such securities are valued on the books of Company and its Subsidiaries in accordance with GAAP.

3.25 Regulatory Capitalization. Liberty Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

3.26 Allowance for Loan Losses. Liberty Bank’s allowance for loan losses as reflected in the latest balance sheet included in the Audited Financial Statements and in the balance sheet as of March 31, 2013, included in the Interim Financial Statements, was, in the opinion of management, as of each of the dates thereof, in compliance with Liberty Bank’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

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ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Subject to such exceptions as are disclosed in the Purchaser Disclosure Schedule dated as of the date hereof, Purchaser hereby makes the following representations and warranties to Company as of the date hereof and as of the Closing Date.

4.1 Corporate Status and Authority; Non-Contravention.

(a) Status of Purchaser. HBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas. Centennial is a state bank duly organized, validly existing and in good standing under the laws of the State of Arkansas. Purchaser has the corporate power to own its property and conduct its business in the manner in which such business is now being conducted and has full power and capacity to enter into this Agreement, carry out the Contemplated Transactions to which it is a party, and duly observe and perform all its obligations contained in this Agreement.

(b) Due Authorization. The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by Purchaser pursuant to this Agreement and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement have been duly authorized by all necessary organizational or corporate action on the part of Purchaser, and this Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser is enforceable in accordance with its terms.

(c) Non-contravention. Neither the execution and delivery of this Agreement nor the completion and performance of the Contemplated Transactions will (i) contravene any of the provisions of Purchaser’s Articles of Incorporation or Bylaws, or (ii) result in a material breach of or material default under, or contravene, any material indenture, contract, agreement or instrument to which Purchaser is a party or by which Purchaser is bound.

4.2 Capitalization of Purchaser. The authorized capital stock of HBI consists of 100,000,000 shares of HBI Common Stock, of which 56,228,594 shares of HBI Common Stock are outstanding as of June 12, 2013. No other shares of capital stock of HBI are issued or outstanding. All of the outstanding shares of HBI Common Stock have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and are free and clear of all encumbrances.

4.3 Business Operations.

(a) Permits. Centennial holds all Permits material to its business, including without limitation all Permits required from the FDIC, to conduct a commercial banking business (each, a “Purchaser Material Permit”). All of the Purchaser Material Permits are validly issued, are in full force and effect and are being complied with by Centennial. No notice of breach or default in respect of any Purchaser Material Permit has been received by Centennial and there are no proceedings in progress, pending or threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and Purchaser is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.

(b) Governmental Authorizations. Except for the filing of applications and notices with, and the receipt of consents, authorizations, approvals, exemptions or nonobjections from, as applicable, the Governmental Authorities set forth on Section 4.3 of the Purchaser Disclosure Schedule (the “Purchaser Required Approvals”), no consents, or approvals of or filings or registrations with any Governmental Authority are necessary on the part

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of Purchaser or its Affiliates in connection with the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Contemplated Transactions. As of the date of this Agreement and as of the Closing Date, Purchaser does not know of any reason why any of the Purchaser Required Approvals will not be obtained or that any of the Purchaser Required Approvals will not be granted without imposition of a burdensome condition.

4.4 Regulatory Reports. Purchaser has filed with the FDIC, the Arkansas State Bank Department and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with any applicable Legal Requirement. As of their respective dates (or, if amended, as of the date of such amendment), such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

4.5 Deposits. All of the deposits held by Centennial (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of Centennial, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by Centennial Bank are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Purchaser, threatened.

4.6 Financial Matters.

(a) Purchaser’s Financial Statements. Purchaser’s audited financial statements for year ended December 31, 2012, were filed on March 4, 2013, with the Securities and Exchange Commission on Form 10-K (the “Purchaser Audited Financial Statements”), and its unaudited financial statements for quarter ended March 31, 2013, were filed on May 7, 2013, with the Securities and Exchange Commission on Form 10-Q (the “Purchaser Interim Financial Statements”). The Purchaser Audited Financial Statements and the Purchaser Interim Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to the Purchaser Interim Financial Statements for the omission of footnotes and (iii) fairly present in all material respects the financial condition of Purchaser as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Purchaser for the respective periods set forth therein, subject in the case of the Purchaser Interim Financial Statements to year-end adjustments (none of which are reasonably expected to be material). The consolidated financial statements of Purchaser to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Purchaser as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Purchaser for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports. Purchaser has previously delivered to Company true and complete copies of the Call Reports of Centennial for the periods ending December 31, 2012, and March 31, 2013. The financial statements contained in such Call Reports (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Centennial Bank as of the respective dates set forth therein and the results of

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operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of Centennial to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Centennial as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. Purchaser has in place sufficient systems and processes that are customary for a bank of the size of Centennial and that are designed to (x) provide reasonable assurances regarding the reliability of Purchaser’s financial statements and (y) in a timely manner accumulate and communicate to Purchaser’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Purchaser’s financial statements.

(d) Auditor Independence. During the periods covered by the Call Reports, Purchaser’s external auditor was independent of Purchaser and its management. As of the date hereof, Purchaser’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records. The books and records of Purchaser have been and are being maintained in the Ordinary Course of Business in accordance and compliance with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate actions by Purchaser.

4.7 Tax Matters.

(a) Purchaser has filed all federal income tax returns and all other material tax returns required to be filed by it. All such tax returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of tax) of Centennial.

(b) Purchaser has paid all material taxes required to be paid by it, its Subsidiaries or the consolidated, combined, affiliated, unitary or other tax group including Purchaser, whether or not shown on any tax return. Purchaser has established reserves in accordance with GAAP that are adequate for the payment of all taxes not yet due and payable with respect to its assets and operations.

(c) Purchaser has withheld and paid to the appropriate taxing authority all material taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

(d) Purchaser has not received from any taxing authority written notice of, and, to the Knowledge of Purchaser, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to taxes of Purchaser. Purchaser has not received from any taxing authority (including in jurisdictions in which Centennial Bank or its Subsidiaries has not filed tax returns) written notice of, and, to the Knowledge of Purchaser, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of taxes proposed, asserted, or assessed against Purchaser. Purchaser is not a party to or bound by any tax sharing, allocation or indemnification agreement or similar agreement or arrangement.

(e) During the five-year period ending on the Closing Date, Purchaser has not been a “distributing corporation” as the term is defined in Section 355 of the Code.

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(f) Purchaser will not be required, for income tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date for which adequate reserves have not been established in accordance with GAAP.

(g) There are no liens or encumbrances for taxes on any of the assets of Purchaser other than liens or encumbrances for taxes not yet due and payable.

(h) No written claim has been received in the last six years by Purchaser from a taxing authority in a jurisdiction where it does not file tax returns that it is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group tax return of that jurisdiction.

(i) Purchaser has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

4.8 Litigation and Claims. There are no material pending legal proceedings, other than ordinary routine litigation incidental to its business, to which Purchaser is a party or of which any of its property is the subject.

4.9 Brokers or Finders. Except for the Broker’s Fees disclosed in Section 4.9 of the Purchaser Disclosure Schedule, neither Purchaser nor any of its representatives has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

4.10 Purchaser Information. The information relating to Purchaser that is provided by Purchaser or its representatives for inclusion in the Joint Proxy Statement and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the Contemplated Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Purchaser and other portions within the reasonable control of Purchaser and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.

4.11 Regulatory Capitalization. Centennial is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

4.12 Allowance for Loan Losses. Centennial’s allowance for loan losses as reflected in the latest balance sheet included in the Purchaser Audited Financial Statements and in the balance sheet as of March 31, 2013, included in the Purchaser Interim Financial Statements, was, in the opinion of management, as of each of the dates thereof, in compliance with Centennial’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

4.13 Investment Intent. HBI is acquiring the shares of LBI Common Stock for its own account and not with the view toward distribution within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), other than in compliance with all applicable Legal Requirements, including United States federal securities laws.

4.14 Non-reliance. Purchaser acknowledges and agrees that in entering into this Agreement it has not relied and is not relying on any representations, warranties or other statements whatsoever, whether written or oral

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(from or by Company or any Person acting on its behalf) other than those expressly set out in this Agreement (or other related documents referred to herein) and that it will not have any right or remedy rising out of any representation, warranty or other statement not expressly set out in this Agreement.

ARTICLE V.

PRE-CLOSING MATTERS AND OTHER COVENANTS

5.1 Operations until Closing. Except as expressly otherwise provided in this Agreement or as may be otherwise required by any Governmental Authority having jurisdiction of Company, unless otherwise agreed or consented to in writing by HBI, which agreement or consent shall not be unreasonably withheld or delayed, from the date of this Agreement to the Closing:

(a) Conduct of Business. Company shall: (i) carry on and conduct its business in all material respects in the Ordinary Course consistent with past practice; (ii) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships with, but not limited to, customers, suppliers and employees, and retain the services of its key officers and key employees; (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Company or Purchaser to obtain any necessary approvals of any Governmental Authority required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (iv) maintain its books and records in the usual, regular and ordinary manner; (v) renew and maintain liability insurance policies for Company with reasonably comparable coverage and amounts and terms and conditions which are not less advantageous than Company’s existing policy at an amount not to exceed more than 200% of the amount expended by Company for prior coverage; and (vi) provide to Purchaser and its employees, representatives and agents, reasonable access during normal business hours to Company’s personnel and its facilities and properties, to its books and records, and to all, or true copies of all, title documents, indentures, contracts, encumbrances, instruments, leases and other documents relating to its business, and furnish them with all such information relating to its business as Purchaser from time to time reasonably requests; provided that (A) all such materials shall be made available to Purchaser and its employees, representatives and agents at the premises of Company and may not be removed therefrom without Company’s consent, and (B) in exercising such access rights, Purchaser and its employees, representatives and agents shall not unduly disturb or interfere with the activities of Company or Liberty Bank’s customers.

(b) Company Forbearances. Without prior approval of HBI, Company shall not: (i) enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable Legal Requirement or policies imposed by any Governmental Authority; (ii) make any capital expenditures in excess of Fifty Thousand Dollars ($50,000) individually, other than as required pursuant to contracts already entered into; (iii) terminate, enter into, amend, modify or renew any Benefit Arrangement, Company Significant Agreement or Material Permit, other than in the Ordinary Course of Business; (iv) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company’s stock or any additional options or other rights, grants or awards with respect to Company’s stock; (v) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock other than LBI’s usual and customary dividend of $2.25 per share during the third quarter of 2013 (to be paid on August 1, 2013) and its usual and customary dividend of $2.25 per share during the fourth quarter of 2013 (to be paid on February 1, 2014, if the Closing has not occurred by December 31, 2013); (vi) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the Ordinary Course of Business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to Company; (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, provided that Liberty Bank may continue to

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purchase federal funds and borrow money from the Federal Home Loan Bank System, the Federal Reserve or any other Governmental Authority in a manner consistent with past practice; (viii) make, renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of Five Hundred Thousand Dollars ($500,000); provided that Liberty Bank may renew or amend any extension of credit in the Ordinary Course of Business and consistent with past practice less than One Million Dollars ($1,000,000) if, with respect to a pre-existing relationship with a borrower, (A) there has been no material adverse change in the relationship with such borrower, or (B) there has been such a material adverse change but Liberty Bank is attempting to mitigate loss with respect to the borrower in the Ordinary Course of Business and consistent with past practice; (ix) enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for its account or for the account of a customer of it, except in the Ordinary Course of Business and consistent with past practice; (x) acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person; (xi) merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence; (xii) file any application to establish, or to relocate or terminate the operations of, any banking office; (xiii) amend the Company Articles or Company Bylaws or similar organizational documents for its Subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by Company with respect to any of its respective directors, officers, employees, agents or other Persons; (xiv) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority; (xv) make, change or revoke any tax election, file any amended tax return (unless to correct an error with the prior written consent of HBI, such consent not to be unreasonably withheld or delayed), enter into any closing agreement, settle any tax audit, claim or assessment, surrender or reduce any right to claim a refund of taxes, agree to extend any statute of limitations relating to taxes, fail to duly and timely file with appropriate taxing authorities all tax returns required to be filed by or with respect to Company or fail to remit any taxes due, whether or not shown on any tax return; (xvi) without the prior written consent of HBI, such consent not to be unreasonably withheld or delayed, settle any action, suit, claim or proceeding against Company, except for any action, suit, claim or proceeding arising out of or in connection with this Agreement or the Contemplated Transactions or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice in an amount or for consideration not in excess of One Hundred Thousand Dollars ($100,000) that would not (A) impose any material restriction on the business, after the Closing, of Purchaser or its Affiliates or (B) create precedent for claims that are reasonably likely to be material to Liberty Bank or, after the Closing, Purchaser or its Affiliates; (xvii) other than in the Ordinary Course of Business and consistent with past practice, terminate, enter into, amend, modify (including by way of interpretation) or renew any employment, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant, or ,other than in the Ordinary Course of Business and consistent with past practice, grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except to make changes that are required by any applicable Legal Requirements; (xviii) terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any Benefit Arrangement, except (A) as required by applicable Legal Requirements, or (B) to satisfy contractual obligations existing as of the date hereof described in Section 5.1(b) of the Company Disclosure Schedule; (xix) (A) grant, extend, amend (except as required in the diligent prosecution of the Proprietary Rights owned (beneficially, and of record where applicable) by or developed for Company, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which Company is licensed or otherwise permitted by a third party to use any Proprietary Rights (other than “shrink wrap” or “click through” licenses), unless Company obtains a substantially similar license or right to use such Proprietary Rights on terms as favorable as the terms under the existing agreement; (xx) participate in any program sponsored or administered by any Governmental Authority, which program is not part of the usual and customary banking business of Liberty

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Bank; (xxi) engage in (or modify in a manner adverse to Company) any transactions with any Person known to be a shareholder of LBI or any director or officer of Company (or any Affiliate of any such Person), other than deposit relationships in the Ordinary Course of Business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with Persons unaffiliated with Company and did not involve more than the normal risk of collectability or present other unfavorable features; (xxii) notwithstanding any other provision hereof, knowingly take, or knowingly omit to take, any action that would result in any of the conditions set forth in Article VI not being satisfied, or any action that would result in any of the representations and warranties of Company in this Agreement becoming untrue or prevent Company from performing its obligations under this Agreement or consummating the Closing; (xxiii) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing; or (xxiv) enter into, or extend, any leases or rental agreements.

5.2 Confidentiality. Each party acknowledges that any information, materials and documentation it receives or observes pursuant to or as contemplated by the Contemplated Transactions, either before or after execution of this Agreement, is confidential; provided, however, that the foregoing shall not include information which (a) is or becomes available to the public other than as a result of a disclosure by the recipient party, (b) was known to the recipient party or in its possession prior to its disclosure to the recipient party, (c) becomes available to the recipient party from a source other than the disclosing party, provided that such source is not known by the recipient party to be bound by a confidentiality agreement with the disclosing party and is not otherwise prohibited from transmitting the information to the recipient party by a contractual, legal or fiduciary obligation, or (d) is or was developed independently by the recipient party without reference to confidential information provided by the disclosing party. Each party shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent Purchaser from disclosing or making available to its and its Affiliates’ respective directors, officers, employees, members, partners, agents, representatives or advisors (including, without limitation, attorneys, accountants, insurers, rating agencies, consultants, bankers and financial advisors) any such information, materials and documentation on a confidential basis for the purpose of carrying out the Contemplated Transactions, or to the extent required by a Legal Requirement. Notwithstanding the foregoing, the parties shall continue to comply in all respects with the Confidentiality Agreement.

5.3 Return of Information. If the Contemplated Transactions pursuant to this Agreement are not completed, each party shall, upon the written request of the other party, return to the other party or destroy (such destruction to be confirmed in writing to the other party upon written request) all materials, documentation, data, records and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) relating to Purchaser or its Affiliates or to Company or its Affiliates which is confidential and which is in the possession of such party and maintain the confidentiality of all information or knowledge obtained from the other party, and not use any such information or knowledge for any purpose whatsoever; provided that a party may maintain such information to the extent required by applicable Legal Requirements or such party’s established document retention policies (including any requirement to retain e-mail on an automated e-mail archival system) or relating to the safeguarding or backup storage of electronic data or in connection with a legal dispute with the other party. Notwithstanding the foregoing, the parties shall continue to comply in all respects with the Confidentiality Agreement.

5.4 Consents and Approvals.

(a) Purchaser Required Approvals. Purchaser agrees to use commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to consummate the Contemplated Transactions (the “Purchaser Required Approvals”).

(b) Preparation of Applications. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use commercially reasonable best efforts to publish or cause to be published all

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required notices and prepare all necessary documentation and effect all necessary filings in order to obtain the Purchaser Required Approvals. Purchaser and Company will cooperate with each other and will each furnish the other and the other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Purchaser, Company or their respective Subsidiaries to any Governmental Authority in connection with the Contemplated Transactions. Purchaser and Company shall have the right to review and approve in advance all characterizations of the information relating to them and any of their respective Subsidiaries which appear in any filing made, or written materials submitted, in connection with the Contemplated Transactions with any Governmental Authority.

(c) Submission of Applications for Purchaser Required Approvals. Purchaser and Company shall use their commercially reasonable best efforts to:

i. cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry relating to the Purchaser Required Approvals, including but not limited to Purchaser, Company and their respective Subsidiaries cooperating and using commercially reasonable best efforts to make, on a timely basis, all registrations, filings and applications with, give all notices to, and obtain any approvals, orders, qualifications and waivers from a Governmental Authority necessary for the consummation of the transactions contemplated hereby; provided, however, that neither Company nor any of its Affiliates and neither Purchaser nor any of its Affiliates shall be required to commence or be a plaintiff in any litigation in connection with any such registration, filing, application, notice, approval, order, qualification or waiver;

ii. subject to any Legal Requirement, permit each other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written communication (or other correspondence or memoranda) between any such party and any Governmental Authority relating to the other party; and

iii. promptly inform each other of and supply to each other any written communication (or other correspondence or memoranda) received by them from any Governmental Authority, in each case regarding any of the Contemplated Transactions.

(d) Access and Investigation. Without in any way limiting anything else contained in this Agreement, Company shall, in connection with the procurement of any and all Purchaser Required Approvals, permit Purchaser and its representatives reasonable access to the properties and personnel of Company, and shall disclose and make available to Purchaser and its representatives all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of Company, including, without limitation, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) and stockholders, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority (except for any confidential portions thereof), accountants’ work papers, litigation files, loan files, plans affecting employees and any other business activities or prospects; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and, in the reasonable opinion of Company, not unduly interfere with normal operations or violate any Legal Requirement. Without in any way limiting anything else contained in this Agreement, Company shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and their representatives; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and shall not unduly interfere with normal operations.

5.5 Public Announcements. Other than mutually agreed upon press releases and other materials to be issued upon the announcement of this Agreement or thereafter, with respect to which the parties shall cooperate in good faith to jointly prepare or communicate consistent with the joint communication policy of the parties, from and after the date hereof, neither party shall make any public announcement or public comment regarding this

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Agreement or the Contemplated Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), unless and only to the extent that (i) the furnishing or use of information is required in making any filing or obtaining any Governmental Authorization required for the consummation of the Contemplated Transactions or (ii) the furnishing or use of such information is required by Legal Requirements, legal proceedings or the rules or regulations of the SEC.

5.6 Preparation and Filing of Tax Returns; Taxes. Company shall timely prepare and file (or cause to be prepared and filed) Company tax returns, and shall prepare all Company tax returns in a manner consistent with prior practice unless otherwise required by applicable law or unless Purchaser consents to such different treatment, such consent not to be unreasonably withheld. Company shall provide (or cause to be provided) to Purchaser a copy of any Company tax return at least twenty (20) Business Days prior to the due date for filing such return, and Purchaser shall have ten (10) Business Days in which to review and comment on such return prior to the filing thereof. Company shall not unreasonably withhold its consent to reflecting such Purchaser comments on such returns to the extent permitted by applicable law. Purchaser and Company agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Closing on Purchaser’s federal and state income tax returns to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B).

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Purchaser and Company shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Purchaser and Company shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of LBI and HBI shall thereafter mail or deliver the Joint Proxy Statement to its shareholders. Purchaser shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Contemplated Transactions, and Company shall furnish all information concerning Company and the holders of LBI Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are necessary or advisable to consummate the Contemplated Transactions as soon as possible, and in any event no later than March 1, 2014, to the extent reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Authorities. Company and Purchaser shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to Company or Purchaser (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the Contemplated Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Contemplated Transactions and each party will keep the other apprised of the status of matters relating to completion of the Contemplated Transactions. Each party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the Contemplated Transactions and to the extent permitted by such Governmental Authority, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

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(c) Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Authority in connection with the Merger and the other Contemplated Transactions. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of Company’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Joint Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Joint Proxy Statement.

(d) In furtherance and not in limitation of the foregoing, each of Purchaser and Company shall use its commercially reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any Governmental Authority so as to enable the Closing to occur as soon as possible, and in any event no later than March 1, 2014, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of Purchaser, Company and their respective Subsidiaries, effecting the dissolution, internal merger or consolidation of Subsidiaries of Purchaser or Company effective upon the Effective Time, or enhancing internal controls (including by increasing staffing levels and external hires).

(e) Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Authority the consent or approval of which is required for consummation of the Contemplated Transactions that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and, during such period, Company shall, and shall cause its Subsidiaries to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that Company is not permitted to disclose under applicable law), (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request and (iii) access to the necessary information (including Company’s own good faith estimates as available and third-party reports, if any, commissioned by Company at Purchaser’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect to amounts potentially payable to senior executives of Company in connection with the consummation of the Contemplated Transactions. Upon the reasonable request of Purchaser, Company shall furnish such reasonable information

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about it and its business as is relevant to Company and the LBI shareholders in connection with the Contemplated Transactions, including such title reports and environmental reports pertaining to Company Real Property not previously made available to Purchaser. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information to the extent such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement.

(c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3 Shareholder Approval.

(a) The board of directors of LBI has resolved to recommend to LBI’s shareholders that they approve this Agreement (the “LBI Board Recommendation”) and, subject to Sections 6.8(b)-(c) and 8.1(e), will submit to LBI’s shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. Subject to Section 8.1(e), LBI shall duly take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, for the purpose of obtaining the LBI Shareholder Approval (the “LBI Shareholder Meeting”). Subject to Sections 6.8(b)-(c) and 8.1(e), the board of directors of Company will include in the Joint Proxy Statement the LBI Board Recommendation and use all commercially reasonable best efforts to obtain from its shareholders the LBI Shareholder Approval. Unless this Agreement is terminated in accordance with its terms, including pursuant to Section 8.1(e) hereof, nothing otherwise contained in this Agreement shall be deemed to relieve Company of its obligation to submit this Agreement to its shareholders for a vote. For purposes of this Agreement, “LBI Shareholder Approval” shall mean the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding LBI Common Stock.

(b) The board of directors of HBI has resolved to recommend to HBI’s shareholders that they approve the issuance of HBI Common Stock in connection with the Merger for purposes of NASDAQ Listing Rule 5635 (the “HBI Board Recommendation”), and will submit to its shareholders the proposed issuance of HBI Common Stock and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. HBI shall duly take, in accordance with applicable law and the governing organization documents of HBI, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, for the purpose of obtaining the HBI Shareholder Approval (the “HBI Shareholder Meeting”). The board of directors of HBI will include in the Joint Proxy Statement the HBI Board Recommendation and use all commercially reasonable best efforts to obtain from its shareholders the HBI Shareholder Approval. Nothing contained in this Agreement shall be deemed to relieve HBI of its obligation to submit this Agreement to its shareholders to a vote. For purposes of this Agreement, “HBI Shareholder Approval” shall mean the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding HBI Common Stock.

(c) If on the date of the LBI Shareholder Meeting, LBI has not received proxies representing a sufficient number of shares of LBI Common Stock to obtain the LBI Shareholder Approval, LBI shall adjourn the LBI Shareholder Meeting until such date as shall be mutually agreed upon by LBI and HBI, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all commercially reasonable best efforts, together with its

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proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the LBI Shareholder Approval. LBI shall only be required to adjourn or postpone the LBI Shareholder Meeting one time pursuant to this Section 6.3(c).

(d) If on the date of the HBI Shareholder Meeting, HBI has not received proxies representing a sufficient number of shares of HBI Common Stock to obtain the HBI Shareholder Approval, HBI shall adjourn the HBI Shareholder Meeting until such date as shall be mutually agreed upon by LBI and HBI, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all commercially reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the HBI Shareholder Approval. HBI shall only be required to adjourn or postpone the HBI Shareholder Meeting one time pursuant to this Section 6.3(d).

6.4 NASDAQ Listing. HBI shall cause the shares of HBI Common Stock to be issued in the Merger to have been authorized for listing on the NASDAQ Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

6.5 Employee Matters.

(a) Purchaser shall, or shall cause the Surviving Corporation to, provide each employee who is actively employed by Company and its Subsidiaries on the Closing Date (each a “Continuing Employee”) while employed by Purchaser or any of its Subsidiaries following the Effective Time with employee benefits which, in the aggregate, are no less favorable than employee benefits provided by Purchaser to similarly situated employees of Purchaser; provided, however, that until such time as Purchaser shall cause Continuing Employees to participate in the benefit plans of Purchaser, a Continuing Employee’s continued participation in the Employee Benefit Plans shall be deemed to satisfy the foregoing provision of this sentence (it being understood that participation in Purchaser benefit plans may commence at different times with respect to each Employee Benefit Plan). Accordingly, Company shall cooperate with Purchaser to ensure that from the Closing Date through the next open enrollment date for Purchaser’s group health, dental, vision and life insurance plans, the Continuing Employees shall continue to be covered by Company’s group health, dental, vision and life insurance plans; provided, however, that Company shall terminate, effective as of the Effective Time, its plans and programs with respect to long term care and health savings accounts.

(b) Upon Continuing Employees’ enrollment in Purchaser’s employee benefit plans, such Continuing Employees will, consistent with the provisions of Section 6.5(a) above, become participants in all Purchaser’s employee benefit plans, practices, and policies on the same terms and conditions as similarly situated employees of Purchaser. Without limiting the generality of the foregoing, prior service credit for each of Continuing Employee’s service with Company, except as expressly provided otherwise herein, shall be given by Purchaser with respect to all Purchaser’s retirement plans, employee benefit plans, practices, and policies, including, but not limited to, vacations, sick leave and personal time, to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit. If any Continuing Employee becomes eligible to participate in any Purchaser employee benefit plan, practice, or policy that provides medical, hospitalization or dental benefits, Purchaser shall (A) cause any pre-existing condition limitations or eligibility waiting periods under such Purchaser benefit plan to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied under the Employee Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (B) recognize any health expenses incurred by such Continuing Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Purchaser benefit plan.

(c) From and after the Effective Time, subject to the requirements of applicable law, Purchaser shall assume the employment and change in control arrangements of Continuing Employees who were employed with

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Company or its Subsidiaries as of the date of this Agreement and who continue such employment through the Effective Time; provided, that any changes that were made to such employment or change in control arrangements after July 1, 2013, shall have been discussed with and approved by Purchaser prior to their effectiveness.

(d) Prior to the Closing Date, Company’s board of directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate Company’s 401(k) plan (the “Company 401(k) Plan”) and to ensure that the account balances of the participants in the Company 401(k) Plan are fully vested upon such plan termination, in each case effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Purchaser shall take the action necessary (including the amendment of Purchaser’s 401(k) Plan (the “Purchaser 401(k) Plan”)) to permit the Continuing Employees to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan to the Purchaser 401(k) Plan. Each Continuing Employee shall be eligible immediately as of the Effective Time to participate in the Purchaser 401(k) Plan.

(e) Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee, independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Employee Benefit Plan, Purchaser Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries (including, after the Closing Date, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate any Employee Benefit Plan, Purchaser Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, independent contractor or other service provider any right to employment or continued employment or continued service with Purchaser or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries), or constitute or create an employment or other agreement with any employee, independent contractor or other service provider.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of HBI and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, to the fullest extent permitted under applicable law; and HBI and the Surviving Corporation shall also advance such indemnified expenses as incurred to the fullest extent permitted under applicable law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b) Subject to the following sentence, for a period of six years following the Effective Time, HBI will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries (determined as of the Effective Time) (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for Company) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the Contemplated Transactions), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that

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coverage currently provided by Company; provided that in no event shall HBI be required to expend, on an annual basis, an amount in excess of 150% of the aggregate annual premiums or renewals paid as of the date hereof by Company for any such insurance (the “Premium Cap”); provided, further, that if any such annual expense at any time would exceed the Premium Cap, then HBI will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. Prior to the Effective Time and in lieu of the foregoing, Company will use commercially reasonable best efforts to purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence and fully pay for such policy prior to the Effective Time.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify HBI in writing; provided that failure to so notify will not affect the obligations of HBI under Section 6.6(a) unless and to the extent that HBI is actually and materially prejudiced as a consequence.

(d) If HBI or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, HBI will cause proper provision to be made so that the successors and assigns of HBI will assume the obligations set forth in this Section 6.6.

6.7 Exemption from Liability Under Rule 16(b)-3. Prior to the Effective Time, Purchaser and Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of LBI Common Stock or conversion of any derivative securities in respect of such shares of LBI Common Stock in connection with the consummation of the Contemplated Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.8 No Solicitation.

(a) Company shall immediately cease, and Company shall cause each of its representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date hereof with respect to an Acquisition Proposal. After the execution and delivery of this Agreement, Company and its directors, executive officers and Subsidiaries shall not, and Company shall cause each of its and its Subsidiaries’ representatives not to, directly or indirectly, (i) solicit, initiate or encourage any inquiry with respect to, or the making of, any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information relating to an Acquisition Proposal to, any Person that has made or, to the Knowledge of Company, has indicated without solicitation that it is considering making an Acquisition Proposal, or (iii) engage in discussions regarding an Acquisition Proposal with any Person that has made, or, to the Knowledge of Company, without solicitation is considering making, an Acquisition Proposal, except to notify such Person of the existence of the provisions of this Section 6.8. Notwithstanding the foregoing, if at any time after the date hereof but before approval of this Agreement by LBI’s shareholders, (1) Company receives an unsolicited written Acquisition Proposal that LBI’s board of directors believes in good faith to be bona fide, (2) such Acquisition Proposal was not the result of a violation of this Section 6.8, (3) LBI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor) that such Acquisition Proposal constitutes a Superior Proposal and (4) LBI’s board of directors determines in good faith (after receiving advice from outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to violate its fiduciary duties under applicable law, then Company may (and may authorize its representatives to) (x) furnish nonpublic information regarding Company to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, those contained in the Confidentiality Agreement with Purchaser, and (y) participate in discussions and negotiations with the Person making such Acquisition Proposal.

(b) The board of directors of LBI shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Purchaser, its recommendation referred to in Section 6.3, or (ii) approve or recommend (or publicly

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propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Company shall not, and the board of directors of LBI shall not allow Company to, and Company shall not allow any of its Subsidiaries to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining approval of the Merger by LBI’s shareholders, LBI’s board of directors may, if LBI’s board of directors determines in good faith (after receiving advice from outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.8(b), make an Adverse Recommendation Change; provided that Company may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Company shall not have breached this Section 6.8 in any respect and (y):

(i) LBI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.8(b);

(ii) Company has given Purchaser at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and

(iii) Before effecting such Adverse Recommendation Change, Company has negotiated, and has caused its representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement to give Purchaser the opportunity to match or exceed the terms of the Acquisition Proposal such that such Acquisition Proposal would no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Company shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 6.8 with respect to such new written notice.

(c) In addition to the obligations of Company under Section 6.8(a) and Section 6.8(b), Company shall notify Purchaser promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Company or any of its Subsidiaries or for access to the properties, books or records of Company or any Subsidiary by any Person that informs LBI’s board of directors or any Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Purchaser shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting nonpublic information or access to the books and records of Company or any Subsidiary, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Company shall keep Purchaser fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Company shall also promptly, and in any event within 24 hours, notify Purchaser, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.8(a).

(d) Nothing contained in this Agreement shall prohibit Company from informing any Person of the existence of the provisions contained in this Section 6.8.

For purposes of this Agreement, an “Acquisition Proposal” means any proposal or offer other than this Agreement or any amendment hereto after the date hereof with respect to any Acquisition Transaction or any public announcement by any Person (which shall include any regulatory application or notice) of a proposal, plan or intention with respect to any Acquisition Transaction.

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For purposes of this Agreement, an “Acquisition Transaction” means any of the following (other than the transactions contemplated hereby) involving Company: (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of Company in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

For purposes of this Agreement, a “Superior Proposal” means any unsolicited bona fide Acquisition Proposal (with the percentages set forth in or incorporated into the definition of such term changed from 20% to 50%) that LBI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including the Company Termination Fee and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of LBI from a financial point of view than the Contemplated Transactions (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal under Section 6.8 or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

6.9 Takeover Laws. No party will take any action that would cause the Contemplated Transactions to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. For purposes of this Agreement, “Takeover Laws” means any “moratorium,” “control share,” “fair price,” “interested stockholder” or other anti-takeover laws and regulations of any jurisdiction.

6.10 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser, and Purchaser will furnish to Company, (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of it or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan, and (c) to the extent permitted by applicable law, any reports provided to its board of directors or any committee thereof relating to the financial performance and risk management of it or any of its Subsidiaries.

6.11 Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.12 Company Trust Preferred Securities. Company will cooperate with Purchaser with respect to effecting the redemption of Company’s trust preferred securities of Liberty (AR) Statutory Trust I, Liberty (AR) Statutory Trust II, Russellville Statutory Trust I, and the Small Business Lending Fund Preferred Shares.

6.13 Formation of Sub; Accession. As soon as reasonably practicable after the date hereof, HBI shall form Sub as an Arkansas corporation and a wholly-owned subsidiary of HBI. Promptly after incorporating Sub, (x) HBI, as the sole shareholder of Sub, shall approve and adopt this Agreement, and (y) HBI shall cause Sub to accede to this Agreement by executing a signature page to this Agreement, after which time Sub shall be a party hereto for all purposes set forth herein. Notwithstanding any provisions herein to the contrary, the obligations of Sub to perform its covenants under this Agreement shall commence only at the time of its incorporation. Prior to the Effective Time, HBI shall take such actions as are reasonably necessary to cause the board of directors of Sub to unanimously approve this Agreement and declare it advisable for Sub to enter into this Agreement.

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ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The LBI Shareholder Approval and the HBI Shareholder Approval shall have been obtained.

(b) NASDAQ Listing. The shares of HBI Common Stock to be issued to the holders of LBI Common Stock upon consummation of the Merger shall have been authorized for listing on the NASDAQ Stock Exchange, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other Contemplated Transactions shall be in effect.

(e) Regulatory Approvals. (i) The necessary regulatory approvals from the Federal Reserve and the Arkansas State Bank Department, and (ii) any other regulatory approvals set forth in Sections 3.3 and 4.3, the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on Purchaser or Company, in each case required to consummate the Contemplated Transactions, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser and Sub to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date).

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of LBI to such effect.

(c) Tax Opinion. Purchaser shall have received an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will be entitled to receive and rely upon any customary certificates and representations of officers of Purchaser and Company.

(d) Fairness Opinion. Purchaser shall have received a fairness opinion (the “Purchaser Fairness Opinion”) to the effect that the Merger Consideration to be paid by Purchaser is fair to Purchaser and its shareholders from a financial point of view, and the Purchaser Fairness Opinion shall not have been modified or withdrawn.

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7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of HBI to such effect.

(c) Tax Opinion. Company shall have received an opinion dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, issuer will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser and Company.

(d) Fairness Opinion. Company shall have received a fairness opinion (the “Company Fairness Opinion”) to the effect that the Merger Consideration to be received by LBI shareholders is fair to such shareholders from a financial point of view, and the Company Fairness Opinion shall not have been modified or withdrawn.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of LBI or HBI:

(a) Mutual Consent—by mutual consent of Company and Purchaser in a written instrument authorized by the boards of directors of LBI and HBI;

(b) Either Party—by either Company or Purchaser:

(i) No Regulatory Approval—if any Governmental Authority that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Contemplated Transactions;

(ii) Delay—if the Merger shall not have been consummated on or before March 1, 2014; provided that if as of such date, the conditions to the Closing set forth in Section 7.1(e) shall not have been satisfied, then March 1, 2014, shall be extended to and including July 1, 2014, if either Company or Purchaser notifies the other party in writing on or prior to March 1, 2014, of its election to extend March 1, 2014, to July 1, 2014; provided, further that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be consummated by March 1, 2014;

(iii) Breach—if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on

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the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein;

(iv) No LBI Shareholder Approval—if the LBI Shareholder Approval shall not have been obtained at the LBI Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(iv) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the LBI Shareholder Approval at the LBI Shareholder Meeting, or at any adjournment or postponement thereof;

(v) No HBI Shareholder Approval—if the HBI Shareholder Approval shall not have been obtained at the HBI Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(v) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the HBI Shareholder Approval at the HBI Shareholder Meeting, or at any adjournment or postponement thereof;

(c) Superior Proposal—by Company, prior to such time as the LBI Shareholder Approval is obtained, in order to enter into a definitive agreement providing for a Superior Proposal; provided that the Company Termination Fee is paid to Purchaser in advance of or concurrently with such termination in accordance with Section 8.3(b);

(d) Dissenting Shares—by Purchaser, if holders of 5% or more of the outstanding shares of LBI Common Stock are Proposed Dissenting Shares; or

(e) HBI Average Closing Price Increase or Decrease—by either party, by written notice to the other party in the event that the 20-day average closing price of HBI increases or decreases by more than twenty-five percent (25%) from the date of execution of this Agreement until the Closing Date (with a proportionate adjustment in the event that outstanding shares of HBI Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Closing Date); provided, however, that if Company elects to terminate pursuant to this Section 8.1(e) and provides such written notice to Purchaser, then within two (2) business days following Purchaser’s receipt of such notice, Purchaser may elect by written notice to Company to adjust the Merger Consideration by increasing the Total Cash Consideration. If Purchaser makes such election to increase the Total Cash Consideration, no termination will occur pursuant to this Section 8.1(e) and this Agreement will remain in effect according to its terms (except as the Total Cash Consideration has been increased).

8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Contemplated Transactions, except that (i) Sections 6.2(b), 8.2, 8.3, and 9.3 through 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement (which, in the case of Company, shall include the loss to Company’s shareholders of the economic benefits of the Merger).

8.3 Fees and Expenses.

(a) General Fees. Except for the registration fee for the Form S-4 filing and other fees paid to the SEC in connection with the Merger, which shall be paid by Purchaser, all fees and expenses incurred in connection with

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the Merger, this Agreement, and the Contemplated Transactions (including costs and expenses of printing and mailing the Joint Proxy Statement) shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Company Termination Fee. In the event that this Agreement is terminated by Company pursuant to Section 8.1(c), then Company shall pay Purchaser a fee, in immediately available funds, in the amount of $11,200,000.00 (the “Company Termination Fee”) in advance of or concurrently with such termination.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of LBI or HBI; provided, however, that after any approval of the Contemplated Transactions by such shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at such time and place as agreed upon by the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser or Sub, to:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Attention: C. Randall Sims

Telephone: (501) 328-4657

Facsimile: (501) 328-4697

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with a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 W. Capitol Avenue, Suite 1800

Little Rock, Arkansas 72201

Attention: C. Douglas Buford, Jr.

Telephone: (501) 688-8866

Facsimile: (501) 918-7866

(b)	if to Company, to:

Liberty Bancshares, Inc.

Post Office 7414

Jonesboro, Arkansas 72403

Attention: Wallace W. Fowler

Telephone: (870) 972-8894

Facsimile: (870) 935-8306

with a copy (which shall not constitute notice) to:

Dover Dixon Horne PLLC

425 West Capitol, Suite 3700

Little Rock, Arkansas 72201

Attention: Garland W. Binns, Jr.

Telephone: (501) 978-9923

Facsimile: (501) 375-6484

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the phrase “to the Knowledge of Company” or words of similar import means what is known or should have been known based on reasonable inquiry by any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule, and the phrase “to the Knowledge of Purchaser” or works of similar import means what is known or should have been known based on reasonable inquiry by any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

Appendix A – Page 42

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Arkansas. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the Contemplated Transactions. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9 Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the SEC or NASDAQ.

9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except for Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, (1) Purchaser and Sub, on the one hand, and Company, on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (2) this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth herein.

9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

Appendix A – Page 43

9.12 Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser delivered to Company a schedule (“Purchaser Disclosure Schedule”), each of which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, respectively, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Appendix A – Page 44

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HOME BANCSHARES, INC. an Arkansas corporation

By:	/s/ John W. Allison
John W. Allison Chairman of the Board of Directors

CENTENNIAL BANK an Arkansas state bank

By:	/s/ John W. Allison
John W. Allison Chairman of the Board of Directors

LIBERTY BANCSHARES, INC. an Arkansas corporation

By:	/s/ Wallace W. Fowler
Wallace W. Fowler Chairman and Chief Executive Officer

LIBERTY BANK OF ARKANSAS an Arkansas state bank

By:	/s/ Wallace W. Fowler
Wallace W. Fowler Chairman and Chief Executive Officer

Acceded to as of , 2013

[ACQUISITION SUB]
an Arkansas corporation

By:

Name:

Title:

Appendix A – Page 45

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of July 31, 2013 (the “Amendment”), is by and among HOME BANCSHARES, INC., an Arkansas corporation (“HBI”), and CENTENNIAL BANK, an Arkansas state bank (“Centennial”; HBI and Centennial are collectively referred to herein as “Purchaser”); LIBERTY BANCSHARES, INC., an Arkansas corporation (“LBI”), and LIBERTY BANK OF ARKANSAS, an Arkansas state bank (“Liberty Bank”; LBI and Liberty Bank are collectively referred to herein as “Company”); and, from and after its accession to this Amendment in accordance with Section 6.13 of the Agreement and Plan of Merger dated June 25, 2013 (the “Agreement”), ACQUISITION SUB, an Arkansas corporation (“Sub”).

RECITAL OF FACTS:

A. On June 25, 2013, the parties entered into the Agreement setting out the terms of the mergers as more particularly described therein.

B. The parties desire to amend the Agreement subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Recitals. All recitals set forth herein are contractual in nature, not merely recitals of fact and are incorporated herein by reference as if fully set forth word for word.

2. Definitions. All capitalized terms not otherwise defined herein have the same meanings as provided in the Agreement.

3. Amendments. The Agreement hereby is amended as follows:

(a) Section 1.2 entitled “Effective Time” is hereby deleted and the following Section 1.2 is hereby added in lieu thereof:

Effective Time. Subject to the terms and conditions of this Agreement, on or after the Closing Date, Purchaser shall cause to be filed with the Secretary of State of the State of Arkansas (the “Arkansas Secretary”), in accordance with the ABCA, articles of merger (“Articles of Merger”) relating to the Merger. The term “Effective Time” shall be the Closing Date when the Merger becomes effective as set forth in the Articles of Merger.

(b) The definition of “Total Stock Consideration” as set out in Section 1.4 is hereby deleted and a new definition is hereby added in lieu thereof:

“Total Stock Consideration” means that number of shares of HBI Common Stock that, valued at the HBI Average Closing Price, shall have a total value of $250,000,000; provided, however, that in the event that the HBI Average Closing Price shall be $28.525 or greater (with a proportionate adjustment in the event that outstanding shares of HBI Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Closing Date), the number of shares of HBI Common Stock shall be 8,764,242 shares.

(c) Section 8.1(e) entitled “HBI Average Closing Price Increase or Decrease” is hereby deleted and the following Section 8.1(e) is hereby added in lieu thereof:

(e) HBI Stock Price Decrease—by either party, by written notice to the other party in the event that the HBI Average Closing Price is less than $17.115 (with a proportionate adjustment in the event that outstanding shares of HBI Common Stock shall be changed into a different number of shares by reason

Appendix A – Page 46

of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Closing Date).

4. Governing Law. This Amendment and the Agreement shall be governed by and interpreted under the laws of the State of Arkansas.

5. Miscellaneous Provisions. Except as specifically modified by this Amendment, the terms and provisions of the Agreement shall remain in full force and effect. This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Signature page follows.]

Appendix A – Page 47

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HOME BANCSHARES, INC.
an Arkansas corporation

By:	/s/ JOHN W. ALLISON
John W. Allison
Chairman of the Board of Directors

CENTENNIAL BANK
an Arkansas state bank

By:	/s/ JOHN W. ALLISON
John W. Allison
Chairman of the Board of Directors

LIBERTY BANCSHARES, INC.
an Arkansas corporation

By:	/s/ WALLACE W. FOWLER
Wallace W. Fowler
Chairman and Chief Executive Officer

LIBERTY BANK OF ARKANSAS
an Arkansas state bank

By:	/s/ WALLACE W. FOWLER
Wallace W. Fowler
Chairman and Chief Executive Officer

Acceded to as of , 2013
[ACQUISITION SUB]
an Arkansas corporation

By:
Name:
Title:

Appendix A – Page 48

APPENDIX B

June 25, 2013

Board of Directors

Home BancShares, Inc.

719 Harkrider, Suite 100

P.O. Box 966

Conway, AR 72032

Members of the Board:

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to Home BancShares, Inc. (the “Company”) of the consideration to be paid by the Company in connection with the proposed merger (the “Merger”) of Liberty Bancshares, Inc. (the “Target”) with and into a newly formed, wholly owned acquisition subsidiary of the Company pursuant and subject to the Agreement and Plan of Merger between the Company and the Target dated as of June 25, 2013 (the “Agreement”). For the purposes of our Opinion we have assumed, with your consent, the consideration to be paid by the Company in exchange for all the outstanding common stock of the Target to have an aggregate value of $280 million (the “Merger Consideration”).

In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things, reviewed:

1.	the financial terms and conditions of the Merger as set forth in a draft of the Agreement, including an analysis of the Merger Consideration to be paid;

2.	the Target’s audited and unaudited financial statements for the years ended December 31, 2010, December 31, 2011, and December 31, 2012 and for the quarter ended March 31, 2013;

3.	the Target’s reports and schedules filed with its regulators for the years ended December 31, 2010, December 31, 2011, and December 31, 2012 and for the quarter ended March 31, 2013;

4.	other financial and operating information provided by the Target;

5.	and discussed with members of the senior management of the Company and Target certain information regarding the historical and current financial and operating performance of the Target as provided by the Company and certain internal financial forecasts regarding the future financial results and condition of the Target (the “Projections”) prepared and provided to us by the Company’s senior management, which were approved for our use in connection with the preparation of this Opinion by the Company;

6.	comparative financial and operating data on the banking industry, the Target, and certain institutions which we deemed to be comparable to the Target;

7.	certain publicly available information regarding actual and proposed business combinations involving companies deemed comparable to the Target, including valuations for such companies; and

8.	such other analyses and information relating to the Target and the Merger as Raymond James deemed relevant for the purpose of the Opinion.

One Embarcadero Center // San Francisco, CA 94111 // T 415.616.8900 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Appendix B – Page 1

Board of Directors

Home BancShares, Inc.

June 25, 2013

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by or on behalf of the Company, the Target or any other party, as well as publicly available information, and we have not undertaken any duty or responsibility to verify independently any of such information and have not so verified, any of such information. In addition, we have not received or reviewed any individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Target or any of its respective subsidiaries and we have not been furnished with any such evaluations or appraisals. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections, we have been advised by the Company and we have assumed that the Projections have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of the Target. We have been authorized by the Company to rely upon such forecasts and other information and data, including without limitation the Projections, and we express no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review. We have assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses, that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any terms or conditions thereof and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Merger, no delays, limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company, Target or the contemplated benefits of the Merger.

Our Opinion is based upon market, economic, financial and other circumstances and conditions existing and known to us as of the date hereof. Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion. We express no opinion as to the underlying business decision of the Board of Directors of the Company to effectuate the Merger, the structure or legal, tax, accounting or regulatory aspects or consequences of the Merger or the availability or advisability of any alternatives to the Merger. We did not structure the Merger, negotiate the terms of the Merger or determine the Merger Consideration. We have relied upon, without independent verification, the assessment by the respective managements of the Company and the Target and their legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to the value of Company’s common stock or the Target’s common stock following the announcement of the proposed Merger, the value of the Company’s common stock following the consummation of the Merger, or the prices at which shares of Company’s common stock or Target’s common stock may be purchased or sold at any time, which in each case, may vary depending on numerous factors, including factors outside of the control of the Company and the Target.

Our Opinion is limited to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid in the Merger pursuant to the Agreement and does not address any other term, aspect or implication of the Agreement, the Merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Merger Consideration, any change of control, or otherwise.

Appendix B – Page 2

Board of Directors

Home BancShares, Inc.

June 25, 2013

In arriving at our Opinion expressed herein, we have taken into account such analyses and information and considerations as we have deemed relevant, including, among other things, a review of (i) historical and projected assets, loans, deposits, revenues, net income and capitalization of the Target and certain other publicly held companies, with publicly traded equity securities, that we believe relevant; (ii) the current and projected financial position and results of operations of the Target; (iii) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (iv) the general condition of the securities markets. The delivery of this Opinion was approved by our internal opinion committee in conformity with its policies and procedures.

In arriving at this Opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this Opinion.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James will receive a fee upon the delivery of this Opinion. In addition, the Company has agreed to indemnify us and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of our engagement.

Raymond James and its affiliates have in the past provided investment banking and other financial services to the Company, and may in the future provide investment banking and other financial services to the Company, the Target and certain of their respective affiliates for which we and our affiliates would expect to receive compensation. In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors (in its capacity as such) in evaluating the Merger and may not be used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Merger that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement, and does not constitute a recommendation to the Board of Directors or any holder of the Company’s common shares regarding how to act or vote or make any election with respect to any matter relating to the Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any party.

Based upon and subject to the foregoing, it is our opinion that, as of June 25, 2013, the Merger Consideration to be paid by the Company pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Appendix B – Page 3

APPENDIX C

June 24, 2013

Board of Directors

Liberty Bancshares, Inc.

2901 East Highland Drive

Jonesboro, Arkansas 72401

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking (“Sheshunoff”) to render its opinion as to the fairness, from a financial point of view, to Liberty Bancshares, Inc. (“Liberty”), a bank holding company organized as an Arkansas corporation, of the consideration to be paid to the Liberty shareholders in the proposed merger of Liberty with and into Home Bancshares, Inc., an Arkansas corporation (“Home”) (the “Merger”). Liberty’s subsidiary, Liberty Bank of Arkansas, will be merged into Home’s wholly-owned subsidiary, Centennial Bank, at the completion of the Merger.

Pursuant to an Agreement and Plan of Merger dated on or about June 24, 2013 (the “Agreement”), Home has agreed to exchange approximately $30 million of cash and $250 million of common stock for all of the outstanding shares of common stock of Liberty for total merger consideration of approximately $280 million.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by Liberty. Except for some limited advisory services regarding certain elements of the definitive agreement, Sheshunoff did not advise Liberty in connection with the proposed merger. The type and amount of consideration and the terms and conditions of the Merger were negotiated directly by and between Liberty and Home.

In connection with its opinion, Sheshunoff, among other things:

1.	Reviewed the latest draft of the Agreement;

2.	Discussed the terms of the Agreement with the management of Liberty and Liberty’s legal counsel;

3.	Conducted conversations with management of Liberty regarding recent and projected financial performance of Liberty;

4.	Evaluated the financial condition of Liberty based upon a review of regulatory reports for the five-year period ended December 31, 2012 and interim period through March 31, 2013, and internally-prepared financial reports for the interim period through May 31, 2013;

5.	Compared Liberty’s recent operating results with those of certain other banks in the United States that have recently been acquired;

6.	Compared the pricing multiples for Liberty in the Merger to recent acquisitions of banks in the United States with similar characteristics to Liberty;

7.	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Liberty through the year 2017;

901 South Mopac Expressway, Building V, Suite 140, Austin, TX 78746 | Phone 800.279.2241 | Fax 512.479.8200 | www.SheshunoffIB.com

Appendix C – Page 1

Board of Directors

Liberty Bancshares, Inc.

June 24, 2013

8.	Reviewed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of Liberty and Home;

9.	Discussed certain matters regarding Home’s regulatory standing, financial performance, and business prospects with Home executives and representatives;

10.	Reviewed certain internal information regarding Home that Sheshunoff deemed relevant;

11.	Analyzed the deposit market share and demographics of Liberty and Home, including potential deposit concentration issues;

12.	Compared Home’s recent operating results and pricing multiples with those of certain other publicly traded banks in the United States that Sheshunoff deemed relevant;

13.	Compared the historical stock price data and trading volume of Home to certain relevant indices; and

14.	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Liberty for the purposes of this opinion. Sheshunoff assumed that any projections provided or approved by Liberty were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Liberty’s management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Liberty or Home nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of Liberty or Home will not materially and adversely impact the future financial position or results of operations of Home after the Merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Liberty and Home are, respectively, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of Liberty or Home nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of Liberty or Home in the preparation of this opinion.

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on Liberty or Home and thereby on the results of our analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Home after the completion of the Merger.

Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing,

Appendix C – Page 2

Board of Directors

Liberty Bancshares, Inc.

June 24, 2013

business or prospects of Liberty since the date of the last financial statement reviewed by us. Liberty’s management has advised us that they know of no additional information that would have a material effect on this opinion. This opinion does not address any legal, regulatory, tax or accounting matters, as to which Liberty has informed us that they have received such advice as they deem necessary from qualified professionals.

Sheshunoff expresses no opinion on the underlying decision by Liberty to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to Liberty. This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to Liberty. We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of Liberty or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of Liberty resulting directly or indirectly from the completion of the transactions as contemplated in the Merger.

This letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger. Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to Liberty and not to any third party, including, without limitation, any individual board members or shareholders. Sheshunoff specifically disclaims any liability or fiduciary duties to Liberty’s shareholders or any third parties. It is understood that this letter, and the opinion expressed herein, is for the information of the Board of Directors of Liberty and may not be used for any other purpose without Sheshunoff’s prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any filing with respect to the Merger with the Securities and Exchange Commission or proxy statement or similar communication to Liberty’s stockholders provided that this opinion is included in its entirety.

Sheshunoff’s fairness opinion is solely for the information of the Board of Directors of Liberty in the discharge of its fiduciary obligations and not for any other third party, including, without limitation, individual board members or Liberty’s shareholders. Liberty retained Sheshunoff based upon Sheshunoff’s reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business. Liberty placed no limit on the scope of our analyses. In addition, Liberty agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.

Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger. Neither Sheshunoff nor our affiliates have provided other services to Liberty for which they received compensation during the last two years. This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the consideration to be received by the Liberty shareholders pursuant to the Merger is fair, from a financial point of view.

Very truly yours, SHESHUNOFF & CO. INVESTMENT BANKING, L.P.

Appendix C – Page 3

APPENDIX D

ARKANSAS CODE ANNOTATED

DISSENTERS’ RIGHTS

Ark. Code Ann. § 4-27-1301 et seq.

§ 4-27-1301. Definitions

In this subchapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 4-27-1302 and who exercises that right when and in the manner required by §§ 4-27-1320—4-27-1328.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)	“Shareholder” means the record shareholder or the beneficial shareholder.

§ 4-27-1302. Right of dissent

(a) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(1) Consummation of a plan of conversion to which the corporation is a party;

(2) Consummation of a plan of merger to which the corporation is a party if:

(A) Shareholder approval is required for the merger by § 4-27-1107 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(B) The corporation is a subsidiary that is merged with its parent under § 4-27-1108;

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(3) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(4) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale under court order or a sale for cash under a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(5) An amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) Alters or abolishes a preferential right of the shares;

(ii) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under § 4-27-604; or

(6) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this subchapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 4-27-1303. Partial dissenters

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1) he submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

§§ 4-27-1304 to 4-27-1319. Reserved

§§ 4-27-1304 to 4-27-1319. Reserved

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Part B. Procedure for Exercise of Dissenters’ Rights

§ 4-27-1320. Notice; general provision

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters’ rights under § 4-27-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 4-27-1322.

§ 4-27-1321. Payment upon demand; notice

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this subchapter.

§ 4-27-1322. Notice; procedure in content

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 4-27-1321.

(b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was taken, and must:

(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date subsection (a) the notice is delivered; and

(5) be accompanied by a copy of this subchapter.

§ 4-27-1323. Payment upon demand; procedure

(a) A shareholder sent a dissenters’ notice described in § 4-27-1322 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 4-27-1322(b)(3), and deposit his certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

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(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this subchapter.

§ 4-27-1324. Transfer restrictions; uncertificated shares

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under § 4-27-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

§ 4-27-1325. Payment by corporation

(a) Except as provided in § 4-27-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with § 4-27-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares;

(3) an explanation of how the interest was calculated;

(4) a statement of the dissenter’s right to demand payment under § 4-27-1328; and

(5) a copy of this subchapter.

§ 4-27-1326. Corporate action; time limitation

(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under § 4-27-1322 and repeat the payment demand procedure.

§ 4-27-1327. Election to withhold payment

(a) A corporation may elect to withhold payment required by § 4-27-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 4-27-1328.

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§ 4-27-1328. Disputed payment or offer; procedure

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 4-27-1325), or reject the corporation’s offer under § 4-27-1327 and demand payment of the fair value of his shares and interest due, if:

(1) the dissenter believes that the amount paid under § 4-27-1325 or offered under § 4-27-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2) the corporation fails to make payment under § 4-27-1325 within sixty (60) days after the date set for demanding payment; or

(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.

§ 4-27-1329. Reserved

Part C. Judicial Appraisal of Shares

§ 4-27-1330. Judicial proceedings

(a) If a demand for payment under § 4-27-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office is located or the Pulaski County Circuit Court if the corporation does not have a principal office in this state. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 4-27-1327.

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§ 4-27-1331. Costs and attorneys fees

(a) The court in an appraisal proceeding commenced under § 4-27-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 4-27-1328.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of §§ 4-27-1320—4-27-1328; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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